FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

11 September 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

1. Annual Report

2. Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW
ZEALAND LIMITED

By:	/s/ Linda Cox
Linda Marie Cox
Company Secretary

Dated:	7 September 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2007

Commission file number 1-10798

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Exact name of Registrant as specified in its charter)

New Zealand

(Jurisdiction of incorporation or organisation)

Telecom House, 68 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depository Shares	New York Stock Exchange

(“ADSs”, evidenced by American Depository Receipts (“ADRs”))

Ordinary Shares, no par value	New York Stock Exchange* (“shares”)

*	Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares, no par value	2,019,998,237
Special rights convertible preference share, no par value	1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days.

☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer   ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

INTERPRETATION

When used in this Report on Form 20-F (Report) references to the “Company” or “Telecom” are references to Telecom Corporation of New Zealand Limited, a company incorporated with limited liability under the New Zealand Companies Act 1993, domiciled in New Zealand, with its registered office located at Telecom House, Level 8, North Tower, 68 Jervois Quay, Wellington, telephone 64-4-8019000. References to “Telecom Group” are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and associates.

Certain information required for this Report is incorporated by reference from Telecom’s Financial Statements for the fiscal year ended 30 June 2007 (the “Financial Statements”). Information required to be stated as at the most recent practicable date, is stated as at 13 August 2007 unless expressly stated. References to “Notes” are references to the Notes to the consolidated financial statements. The consolidated financial statements for the fiscal years ended 30 June 2006 and 30 June 2007 are filed with this Report.

In this Report references to “US$” or “US dollars” are to United States dollars, references to “A$” are to Australian dollars and references to “$”, “NZ$”, and “NZ dollars” are to New Zealand dollars.

In this Report reference to legislation is to New Zealand legislation unless specifically stated otherwise.

GLOSSARY

In addition the following terms have the following meanings:

“ACCC”	means Australian Competition and Consumer Commission.

“ADS”	means an American Depository Share.

“ADSL”	means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire.

“Affected Shares”	means those shares which the Telecom Board has specified in a notice to a holder as being held in excess of the shareholding limits established by the Constitution.

“AMPS”	means Advanced Mobile Phone Service, a technology for analogue mobile telephony system.

“ATM”	means Asynchronous Transmission Mode, a data transport technology suite that uses fixed length cells to transfer the data.

“ATS”	means Alarm Transport Service.

“BPON”	means Broadband Passive Optical Network, a fibre to the home technology.

“CDMA”	means Code Division Multiple Access, a technology used in digital mobile networks.

“Computerland”	means the ICT business (Ceritas New Zealand Limited) acquired by Telecom New Zealand Limited in 2004.

“CRM”	means Customer Relationship Management systems.

“D-AMPS”	means Digital AMPS, a technology for digital transmission of radio signals between, for example, a mobile telephone and a radio base station.

“DDN”	means Digital Data Network.

“DDS”	means Digital Data Services, services providing a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

“Depositary”	means The Bank of New York.

“DSL”	means Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop.

“DSLAM”	means Digital Subscriber Line Access Multiplexers, which is network-based equipment used to deliver DSL services to customers.

“DWDM”	means Dense Wave Division Multiplexing, an industry term used for a data transport technology that uses multiple different wave-lengths densely grouped together on a single optical fibre.

“EV-DO”	means Evolution Data Optimised, a 3G mobile technology that provides a packet data link with a maximum theoretical data speed of 2.4 Mbit/s, with speeds typically averaging 500kbit/s in practice.

“EV-DO Rev A”	means CDMA Evolution - Data Optimised Revision A. EV-DO Rev A is an enhancement of EV-DO Rel. 0, a mobile network technology to provide high speed packet data links.

“FTTN”	means fibre to the node.

“GPRS”	means General Packet Radio Service, a packet data service that allows information to be sent and received across a mobile telephone network.

“GSM”	means Global Service for Mobile Communications, a technology used in digital mobile networks.

“HSDPA”	means High Speed Downlink Packet Access, a mobile network technology to provide high speed packet data links in the downlink direction from the network to the customer’s terminal.

“ICMS”	means Integrated Customer Management System, Telecom’s primary customer database for both fixed line and mobile customers.

“ICT”	means Information and Communication Technologies.

“IP”	means Internet Protocol, a communications protocol suite used for carrying data on the internet.

“IP-VPN”	means Internet Protocol-Virtual Private Network, an industry term for an IP-based VPN.

“IS”	means Information Systems.

“ISDN”	means the Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

“ISP”	means Internet Service Provider.

“IT”	means Information Technology, a generic term for any technology relating to information processing or transport.

“Kiwi Share”	means the one preference share held by the New Zealand Government in Telecom.

“Kiwi Shareholder”	means the Minister of Finance who holds the Kiwi Share on behalf of the New Zealand Government.

“LMDS”	means Local Multipoint Distribution System, a broadband wireless technology to provide voice and data services.

“LLU”	means local loop unbundling.

“LSS”	means line sharing service.

“MMDS”	means Multichannel Multipoint Distribution Service, a broadband wireless point to multipoint specification.

“MPLS”	means Multi-Protocol Label Switching, an industry term for a data communications technique where labels are used to switch data packets across a network.

“naked UBA”	means a UBA service that is provided without an active analogue telephone service on the same copper pair.

“NGN”	means Telecom’s packet-based IP network and associated service capabilities. This is a single, integrated network able to carry all services over a common set of connectivity technologies, in which the connectivity technologies are consequently not specific to particular services.

“NGT”	means Telecom’s Next Generation Telecom business model.

“NZX”	means the New Zealand Exchange.

“NZSX”	means the New Zealand Stock Market.

“PABX”	means a Private Automatic Branch Exchange, an automatic telephone switching system within a private enterprise.

“Pacnet”	means Packet Switch Network.

“PDH”	means Plesio-Synchronous Digital Hierarchy, a technology used to transfer data over digital transport networks.

“PDN”	means Public Data Network.

“PoIs”	means Points of Interconnection.

“PoPs”	means Points of Presence.

“PSTN”	means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices.

“SDH”	means Synchronous Digital Hierarchy, an industry term for a synchronous data transport network.

“SHDSL”	means Symmetric Hierarchy Digital Subscriber Line, a synchronous variant of DSL.

“Southern Cross”	means Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited.

“TDMA”	means Time Division Multiple Access Network, the radio spectrum sharing technique on which Telecom’s D-AMPS mobile phone network is based.

“TSLRIC”	means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.

“TSO”	means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001.

“TTS”	means Telecom Transaction Service.

“UBA”	means unbundled bitstream access.

“UBS”	means unbundled bitstream access services.

“ULL”	means unconditioned local loop.

“UMTS”	means Universal Mobile Telecommunications System.

“VoIP”	means Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP.

“VPN”	means Virtual Private Network a carrier-provided service in which the public network provides the equivalent of a privately established customer network.

“WAN”	means Wide Area Network, a geographically dispersed telecommunications network.

“WAP”	means Wireless Application Protocol, a communications protocol and application environment used in wireless networks.

“WCDMA”	means Wideband CDMA, an ITU recognised 3G mobile telephony technology using 5MHz channels to deliver voice and peak data rates from 64 to 384 kbps.

“WiFi”	means Wireless Fidelity, which is wireless networking technology providing wireless connectivity to the internet.

“WiMax”	means World Interoperability for Microwave Access, a wireless technology standard.

“1XRTT”	means 1X Radio Transmission Technology, a CDMA-based standard used by Telecom’s CDMA mobile network.

“3G”	means third generation mobile network as defined by the International Telecommunications Union.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Such forward-looking statements are based on the beliefs of Telecom’s management, as well as on assumptions made by, and information currently available to, Telecom at the time such statements were made.

These statements include statements of Telecom’s present expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

For example:

•	anticipated capital expenditure for the 2008 financial year of approximately $950 to $975 million;

•	anticipated operating expenditure of $20 to $30 million for the year ending 30 June 2008 rising to approximately $40 million per annum for proposed operational separation requirements;

•	incremental capital expenditure as a result of proposed operational separation requirements of approximately $200 million over the four years ending 30 June 2011;

•	expected net earnings decline in Telecom’s New Zealand operations of between 5% to 8% for the year ending 30 June 2008;

•	Telecom’s expectations regarding revenue mix, operating costs, margins and depreciation and interest expense;

•	Telecom’s market growth expectations for the communications, IT services, information and entertainment sectors;

•	Telecom’s expectations with regards to the potential synergies from the integration of the Australian operations and resulting increased earnings;

•	Telecom’s expectation for the proportion of customers directly connected on-net in the Australian operations;

•	Telecom’s expectations for the impact of existing and proposed regulation in New Zealand on Telecom’s future financial performance;

•	Telecom’s expectation that the majority of customers will be on NGT offers that are provided over the NGN by December 2012;

•	Telecom’s expectation that the CDMA mobile network will be wound down over a period of five years;

•	Telecom’s expectation that its cash flow from operations and available borrowings are sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements;

•	Telecom expects a payout ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the year ended 30 June 2008.

When used in this Report, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “plan” and similar expressions, as they relate to Telecom, are intended to identify forward-looking statements.

Such forward-looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. In addition to the risks described under “Item 3—Risk Factors”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	Telecom’s ability to successfully implement its business strategy;

•	vigorous competition in the markets in which Telecom operates and the possible entrance of new competitors to these markets particularly in the New Zealand market for mobile phone services;

•	the impact of the introduction of LLU and UBS;

•	the impact of further regulation regarding Telecom’s TSO obligations;

•	the impact of a decline in mobile roaming options on Telecom’s mobile customer base;

•	the final form of operational separation for Telecom;

•	rapid technological changes and convergence of telecommunications, information services and media markets and technologies;

•	uncertainties regarding operating new systems and technologies;

•	uncertainties about the degree of growth in the number of consumers in the markets in which Telecom operates;

•	decreasing revenues from traditional services owing to mobile and other substitution and competitive pressures;

•

network or system interruptions owing to natural hazard disasters and other events such as fire, terrorism or sabotage affecting key facilities, software faults, viruses and power supply loss or overloading;

•	dependence on key third party suppliers and the resources available in the New Zealand labour market for delivery of important services;

•	uncertainties around acquisitions and investments;

•	uncertainties around economic conditions within the countries in which Telecom operates;

•	other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular.

Given the risks, uncertainties and other factors, undue reliance should not be placed on any forward-looking statement, which speaks only as of the date made. Telecom does not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events. Further, the information contained in this document is a statement of Telecom’s intention as of the date of this filing and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Telecom management’s assumptions. Telecom’s management may change its intentions at any time and without notice based upon any changes in such factors, assumptions or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Telecom’s financial statements for the year ended 30 June 2007 have been prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (NZ IFRS), which Telecom adopted on 1 July 2005. In complying with NZ IFRS, Telecom is also in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Upon adoption of NZ IFRS Telecom restated its results for the year commencing 1 July 2004. Financial statements for years prior to 1 July 2004 have not been restated. Prior to 1 July 2004, Telecom prepared its financial statements in accordance with New Zealand Generally Accepted Accounting Practice (NZ GAAP). The accounting policies set out in Note 1 have been applied consistently to the 2005, 2006 and 2007 financial years, with the exception of those policies relating to financial instruments, which were not applied to 2005.

In April 2007, Telecom sold Yellow Pages Group Limited. Accordingly, the results of Yellow Pages Group are presented as a discontinued operation. The results for continuing operations for periods presented prior to April 2007 have been restated to exclude the results of Yellow Pages Group. The net result of Yellow Pages Group is presented as earnings from discontinued operations, that represents net profit after tax and the gain recognised on disposal of Yellow Pages Group.

The selected consolidated financial data below has been derived from Telecom’s consolidated financial statements for each of the years in the five year period ended 30 June 2007, which have been audited by KPMG, an independent registered public accounting firm. The data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and notes. The consolidated financial statements as of 30 June 2007 and 2006 and for the years ending 30 June 2007, 2006 and 2005, and the auditors’ report thereon, which refers to a change in the identification of Telecom’s segments, are included elsewhere in this Report, see F1 – F69.

	Year ended 30 June
	2007 NZ$	2006 NZ$	2005 NZ$
	(Dollars in millions, except per share and per ADS amounts)
Amounts in accordance with NZ IFRS:
Income statement data
Operating revenues and other gains
Local service	1,084	1,081	1,101
Calling	1,336	1,385	1,435
Interconnection	187	201	203
Mobile	895	869	835
Data	561	602	602
Broadband and internet	485	448	376
IT services	380	346	308
Other operating revenues	634	563	550
Other gains (a)	20	60	154
Total operating revenues and other gains	5,582	5,555	5,564

Operating expenses
Labour	773	760	705
Intercarrier costs	1,220	1,199	1,185
Other operating expenses	1,603	1,497	1,417
Impairment (b)	—	1,301	24
Other expenses (c)	52	34	35
Depreciation and amortisation	652	699	692
Total operating expenses	4,300	5,490	4,058
Net earnings/(loss) from continuing operations	844	(540)	874
Net earnings from discontinued operations (d)	2,183	109	96
Net earnings/(loss) attributable to shareholders	3,024	(435)	967

Earnings/(loss) per share/ADS from continuing operations (e)
Basic per share	0.42	(0.28)	0.45
Diluted per share	0.42	(0.28)	0.44
Basic per ADS	3.39	(2.20)	3.59
Diluted per ADS	3.36	(2.20)	3.54

Earnings per share/ADS from discontinued operations (e)
Basic per share	1.10	0.06	0.05
Diluted per share	1.08	0.06	0.05
Basic per ADS	8.78	0.44	0.39
Diluted per ADS	8.64	0.44	0.39

Net earnings/(loss) per share/ADS (f)
Basic per share	1.52	(0.22)	0.50
Diluted per share	1.50	(0.22)	0.49
Basic per ADS	12.16	(1.78)	3.97
Diluted per ADS	11.96	(1.78)	3.91

Balance Sheet Data
Property, plant and equipment	3,681	3,301	3,602
Total assets	8,276	6,203	7,504
Debt due within one year	488	955	863
Long-term debt	2,404	2,543	2,973
Total liabilities	4,672	5,141	5,033
Total equity	3,604	1,062	2,471
Contributed capital	2,270	2,011	1,991

	Year ended 30 June
	2007 NZ$	2006 NZ$	2005 NZ$	2004 NZ$	2003 NZ$
	(Dollars in millions, except per share and per ADS amounts)
Amounts in accordance with US GAAP (g):
Income statement data
Asset impairment	—	(1,419)	(24)	(133)	—
Gain on deconsolidation of Southern Cross	—	526	—	—	—
Net earnings/(loss) from continuing operations	961	(170)	882	721	680
Net earnings from discontinued operations	2,183	109	96	85	78
Cumulative effect of change in accounting principle (j)	—	—	—	(511)	—
Net earnings/(loss) attributable to shareholders	3,144	(61)	978	295	758

Net earnings/(loss) per share/ADS from continuing operations (e)
Basic earnings per share	0.48	(0.09)	0.45	0.38	0.36
Diluted earnings per share	0.48	(0.09)	0.45	0.37	0.35
Basic earnings per ADS	3.86	(0.69)	3.62	3.00	2.88
Diluted earnings per ADS	3.82	(0.69)	3.58	2.98	2.81

Net earnings per share/ADS from discontinued operations (e)
Basic earnings per share	1.10	0.06	0.05	0.04	0.04
Diluted earnings per share	1.08	0.06	0.05	0.04	0.04
Basic earnings per ADS	8.78	0.44	0.39	0.35	0.33
Diluted earnings per ADS	8.64	0.44	0.39	0.35	0.33

Net earnings/(loss) per share/ADS from change in accounting principle (f)
Basic earnings per share	—	—	—	(0.27)	—
Diluted earnings per share	—	—	—	(0.27)	—
Basic earnings per ADS	—	—	—	(2.13)	—
Diluted earnings per ADS	—	—	—	(2.13)	—

Net earnings/(loss) attributable to shareholders per share/ADS (f)
Basic earnings per share	1.58	(0.03)	0.50	0.15	0.40
Diluted earnings per share	1.55	(0.03)	0.49	0.15	0.39
Basic earnings per ADS	12.64	(0.24)	4.02	1.22	3.22
Diluted earnings per ADS	12.44	(0.24)	3.92	1.22	3.11

Weighted average number of ordinary shares outstanding
Basic (in millions)	1,990	1,960	1,948	1,922	1,887
Diluted (in millions)	2,026	1,960	2,027	1,962	2,073

	Year ended 30 June
	2007		2006		2005		2004		2003
Amounts in accordance with US GAAP (g):
Balance sheet data:
Property, plant and equipment		4,405		3,293		5,312		5,609		4,647
Total assets		8,282		6,114		8,702		9,176		7,778
Total shareholders’ equity		3,595		951		1,922		1,652		1,665

Dividends relating to the period (accrual basis)
Dividends per share (h)	NZ$	0.355	NZ$	0.455	NZ$	0.485	NZ$	0.270	NZ$	0.200
Dividends per ADS (i)	US$	2.105	US$	2.343	US$	2.718	US$	1.397	US$	0.895

Dividends paid in the period (cash basis)
Dividends per share (h)	NZ$	0.330	NZ$	0.535	NZ$	0.380	NZ$	0.225	NZ$	0.200
Dividends per ADS (i)	US$	1.797	US$	2.854	US$	2.129	US$	1.132	US$	0.847

(a)	In 2007, the other gain represented a NZ$20 million gain on disposal of Telecom’s 90% share in Telecom Samoa Cellular Limited to Digicel Samoa Limited. In 2006, other gains of NZ$60 million were recognised in connection with the acquisition of a 100% shareholding in Southern Cross Cables (NZ) Limited. In 2005, other gains of NZ$154 million comprised a gain of NZ$86 million on the sale of Telecom’s shares in Independent Newspapers Limited, a gain of NZ$8 million on the sale of Telecom’s stake in Intelsat, a gain of NZ$10 million on the sale of 15 Telecom retail stores to Leading Edge Group, a gain of NZ$9 million on the repurchase of NZ$300 million of convertible notes and an accrual of NZ$41 million of previously unrecognised credit support fees due from Telecom’s associate entity the Southern Cross Cables Group.
(b)	In 2006, the impairment of NZ$1,301 million represented write-downs of Telecom’s Australian operations resulting from significant negative trends impacting these operations, principally relating to pricing arrangements with wholesale suppliers, pressure on retail prices and the deferral of project spending by major corporate customers.

In 2005, the impairment consisted of a write-down of Telecom’s TDMA network of NZ$24 million.

(c)	Other expenses in 2007 consisted of NZ$36 million for restructuring costs and a provision of NZ$16 million for the cost of rectifying several billing application configuration issues. Other expenses in 2006 consisted of a charge of NZ$22 million to provide for the cost of a NZ$17.5 million settlement with a competitor and to adjust the TSO receivable by approximately NZ$5 million to reflect a Commerce Commission determination, and a charge of NZ$12 million to provide for contractual settlements and Fair Trading Act issues. Other expenses in 2005 consisted of an adjustment to inter-carrier provisions of NZ$31 million and restructuring costs of NZ$4 million.
(d)	Earnings from discontinued operations consists of the net earnings of Yellow Pages Group after taxation and includes the profit on disposal in 2007 of NZ$2,084 million.
(e)	Per share amounts have been calculated as earnings/(loss) from continuing operations or discontinued divided by the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.
(f)	Per share amounts have been calculated as net earnings/(loss), adjusted by change in accounting principle as stated, divided by the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.

(g)	The principal differences between NZ IFRS and United States Generally Accepted Accounting Practice (US GAAP) that impact Telecom’s results and financial position are set out in Note 39.
(h)	Dividends per share are presented both on the basis of the year to which they relate and on the basis of the year in which they were paid. Dividends per share exclude supplementary dividends payable to overseas shareholders.
(i)	Dividends per ADS are calculated on a ratio of eight ordinary shares to one ADS. Dividends per ADS are stated in US dollars based on the exchange rates prevailing on the dates dividends were paid to shareholders.
(j)	Under US GAAP Telecom was required to consolidate the Southern Cross Cables Group of companies’ balance sheet at 30 June 2004 as a result of the first time application of FASB Interpretation Number (FIN) 46R. This resulted in the recognition of a cumulative adjustment for a change in accounting principle of NZ$511 million in its reconciliation to US GAAP for the year ended 30 June 2004.

EXCHANGE RATES

Below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (Exchange Rate).

On 13 August 2007 the Exchange Rate was 0.7443.

The high and low Exchange Rates for each month during the previous six months were as follows:

Month	High	Low
March 2007	0.7173	0.6745
April 2007	0.7483	0.7194
May 2007	0.7407	0.7248
June 2007	0.7727	0.7450
July 2007	0.8110	0.7533
August 2007	0.7716	0.6643

The average Exchange Rates for the financial periods specified below were as follows:

Fiscal Year ended 30 June	Average [1]
2003	0.5252
2004	0.6304
2005	0.6980
2006	0.6673
2007	0.6921

[1]	Determined by averaging the Exchange Rates on the last day of each month during the fiscal year.

RISK FACTORS

Telecom is subject to increasingly extensive regulation and faces significant regulatory uncertainty which may impose limits on Telecom’s flexibility to manage its business and may negatively affect its business and profitability.

Telecom operates in an increasingly regulated environment. The Telecommunications Amendment Act (No 2) 2006, or the Telecommunications Act 2006, contains a comprehensive set of changes to telecommunications regulation in New Zealand, including:

•	the introduction of local loop unbundling (LLU) to the New Zealand marketplace;

•	extension of the range of regulated wholesale broadband services; and

•	the requirement for Telecom to adopt an operational separation model under the oversight of the Minister of Communications.

The regulatory uncertainty created by these changes and the impact of these changes on Telecom, when finalised, has, and will continue to have, substantial adverse effects on Telecom’s operations and financial performance.

The New Zealand Government may introduce further regulation beyond the scope of the amendments introduced in the Telecommunications Act 2006. These may impose further limits on Telecom’s flexibility to manage its business.

The Telecommunications Act 2006 requires Telecom to offer unbundled access to its local loop to its wholesale customers, which could have a significant and adverse effect on Telecom’s New Zealand fixed line business, its competitive position and its overall operating results.

Under the Telecommunications Act 2006, Telecom is required to offer unbundled access to its local loop in the form of full access on a regulated price basis enabling competitors to offer access services to customers without having to build local loops of their own. LLU is expected to increase competition in urban, major provincial and related suburban areas. The Commerce Commission has recently issued a draft determination setting out de-averaged charges for LLU in urban and non-urban areas, which are at the lower end of Telecom’s expectations. Should final pricing and non-price terms remain in line with the draft determination, this could have a significant and adverse effect on Telecom’s fixed line business, its competitive position and the profitability of its business, particularly beyond the 2008 financial year.

The Telecommunications Act 2006 also requires Telecom to offer its wholesale customers unbundled bitstream access (UBA) services, including naked DSL services, which could accelerate the rate of decline of Telecom’s fixed line services and could have an adverse effect on Telecom’s revenue and profitability.

Availability of UBA services is likely to increase substitution of fixed voice access services with mobile and VoIP services, potentially exacerbating pressure on the profitability of Telecom’s fixed line business. The Commerce Commission has recently issued a draft determination setting out de-averaged charges for naked UBA in urban and non-urban areas. As for LLU, should final pricing and non-price terms remain in line with the draft determination, this could have a significant and adverse effect on Telecom’s fixed line and broadband business, its competitive position and the profitability of its business, particularly beyond the 2008 financial year.

Collectively, the introduction of LLU and UBA services are likely to accelerate the rate of broadband penetration, and cause lower wholesale and retail broadband prices in future. It may also accelerate the rate of decline in traditional telephony services, such as calling, which in turn could have a significant and adverse effect on Telecom’s revenues and profitability.

The requirement for Telecom to undergo operational separation could have an adverse effect on Telecom’s business, results of operations, financial condition and prospects.

Consistent with the mandate contained in the Telecommunications Act 2006, the Ministry of Economic Development has proposed that Telecom be separated into three businesses, comprising a fixed access network unit and separate regulated wholesale and retail units, as well as proposing detailed governance and non-discrimination arrangements, and that regulated services be delivered on an equivalent basis. Telecom expects that separation will involve significant initial establishment costs and increased ongoing costs. Telecom’s current estimates are for incremental capital expenditure of approximately NZ$200 million over the four years ending 30 June 2011. Operational separation could also result in a decline in operational effectiveness due to increased administrative processes, duplication of roles and activities across the separated parts of the business, loss of ability to access the benefits of a vertically integrated organisation, and reduced speed-to-market. The implementation of operational separation will also require significant attention from Telecom’s management.

Telecom may incur significant costs complying with the outcomes of the Minister’s review of its Telecommunications Service Obligations (TSO), which could have an adverse effect on Telecom’s profitability.

The Minister has announced a review of the TSO and issued terms of reference. There is a risk that the review will require Telecom to provide additional services under the TSO, including that the TSO service may be made contestable and that Telecom is required to provide increased service commitments to consumers.

Despite Telecom’s sale of its directory business, Yellow Pages Group, Telecom retains its TSO responsibilities to the Government in respect of the ongoing performance of the directories business, which the purchaser is contractually required to perform. In the event that the purchaser may fail to perform all or some of the TSO responsibilities in respect of the directories business, this may place Telecom in default under the TSO.

Telecom may be unable to secure the spectrum it requires to successfully implement its business strategies and future offerings.

Telecom holds management rights in multiple spectrum ranges which are critical to provision of its current, planned and possible future wireless services. These rights are managed by the Ministry of Economic Development on behalf of the Government. At present, Telecom holds sufficient spectrum across each spectrum range to execute its current strategies. There is a risk that Telecom may not be able to execute its current, planned or future wireless strategies resulting from insufficient spectrum in any given band or specific spectrum bands being unavailable to Telecom. This outcome may occur through changing Government policy preventing Telecom purchasing any or sufficient spectrum, unfavourable auction rules, new technologies requiring spectrum in a band that Telecom has not purchased or other industry players holding or acquiring management rights for spectrum which Telecom requires to execute its strategies.

Telecom’s ability to innovate, compete and achieve planned outcomes, including implementing operational separation and delivering new regulated services to wholesale customers, may be restricted by resourcing constraints due to a tight labour market in New Zealand and globally.

The tightness of the labour market in New Zealand and Australia may increase the difficulty Telecom faces in attracting people with the key skills (particularly technical solution architects, project managers, design engineers and ICT sales) required to meet its strategic and operational business objectives.

Telecom expects that it will need to execute a number of key initiatives, either contemporaneously or within a short time frame of each other, in addition to its usual business initiatives. These key initiatives include introducing newly regulated wholesale products and services (including LLU and UBA), the Government’s operational separation requirements, replacing its legacy PSTN network infrastructure with an all Internet Protocol (IP) Next Generation Network (NGN), implementing new business models for consumer and business retail groups (i.e. the Next Generation Telecom business model (NGT), which is described further below), building a new WCDMA mobile network and GSM-Edge mobile network, and increased investment in broadband capability. Telecom expects that Telecom, its partners and suppliers will need to employ a significant number of additional employees in order to implement these key initiatives over the same or similar timeframes. To the extent Telecom is unable to directly or indirectly acquire or retain the people-skills it requires to support these initiatives, it may become more difficult for Telecom to deliver its strategy, meet its existing and new regulatory obligations, maintain and enhance customer service levels, and meet its needs for customer retention and business growth. This in turn may cause financial performance to decline and impair Telecom’s future profitability.

Telecom faces increasing competition in its markets. In addition, new entrants into its markets may intensify this competition, which could cause Telecom to lose market share, reduce prices and decrease its profitability.

The Telecommunications Act 2006 is expected to intensify competition in all of Telecom’s New Zealand markets by enabling existing Telecom competitors to compete more vigorously on price and on a service differentiation basis. The changed regulatory environment may also attract the entry of new competitors, further increasing competition in Telecom’s New Zealand markets.

In Telecom’s fixed line business, factors that are likely to contribute to Telecom losing market share, reducing prices and decreasing its fixed line businesses’ profitability include:

•

the requirement to provide competitors with access to Telecom’s unbundled local loop and naked DSL services provides competitors with the inputs that may be used to develop their own products and services in competition with Telecom, potentially in advance of Telecom’s ability to offer equivalent services and at lower costs than those available to Telecom Retail for equivalent products in respect of LLU and for comparable products in respect of naked DSL; and

•

recent regulatory changes will also enable its competitor, Vodafone New Zealand Limited (Vodafone), to offer a local calling service in New Zealand, which may lead to further declines in fixed line prices and revenues for Telecom.

Factors that may cause both reduced mobile market share and result in a decline in the ongoing profitability of Telecom’s mobile business include:

•	the continuing trend towards fixed to mobile substitution where Telecom’s fixed customers migrate all or part of their business to a competitor’s mobile service;

•

the loss of Telecom’s mobile customers that require international roaming services due to declining global market share for CDMA, with the greatest risk being customers that require roaming in Australia in the period between January 2008, when Telstra Corporation Limited decommissions its CDMA network, and December 2008, when Telecom expects to commission its WCDMA network and GSM-Edge network which will have full international roaming capability;

•

new competition entering into the New Zealand mobile market, including Mobile Virtual Network Operators, which use the networks of other operators at volume discounts, and may cause prices for mobile telecommunications services to decline; and

•	the loss of mobile customers using Telecom’s CDMA network due to reduced handset and device availability that is likely to arise as a result of the declining global market share for CDMA.

In the New Zealand wired broadband market, competition is expected to accelerate now that draft regulatory changes propose to provide wholesale access seekers with access to an LLU service, and a higher specification UBA service at a price similar to that currently available for regulated unbundled bitstream services. Vodafone’s recent acquisition of the ISP Ihug enables it to sell fixed line PSTN access and internet products giving it a full suite of communications products for the first time. Vodafone may also focus on cross-selling broadband into its current mobile base to take market share off Telecom. In the wireless broadband market, Vodafone’s 3G mobile service competes with Telecom’s mobile broadband offerings and may have the effect of decreasing Telecom’s share of the mobile broadband market reducing prices and having a negative effect on Telecom’s profitability.

Telecom may not succeed in implementing its Next Generation Telecom (NGT) business models for its Consumer and Business lines of business and supporting Next Generation Network (NGN). Even if successfully implemented, these models may not achieve the expected benefits within the anticipated timeframes.

To improve its financial results and offset the impact of margin declines in its traditional communications business, Telecom is implementing a transformation strategy that requires substantial investment through large scale replacement of its network, IT and other technical infrastructure. Telecom has set an aggressive timeframe for implementing its NGT business model, and its supporting IP-based NGN, over the period 2007 to 2012.

Telecom faces a number of risks to the delivery of the expected cost savings and other benefits expected from its NGT and NGN. These include:

•

the IP technology the NGN is based on is a developing technology carrying risks associated with the ability to deliver stable platforms in predictable timeframes and to offer stable and fully developed service sets. These risks are exacerbated by the absence of fully developed international NGN standards. These uncertainties could give rise to risks associated with the delivery and viability of the NGT business model;

•	regulation that may require Telecom to divert both capital and human resource from building NGT and NGN and delay the implementation of next generation customer services;

•

if delivery of Telecom’s new NGN is delayed up to or beyond the point where the quality of services delivered from Telecom’s legacy network infrastructure begins to deteriorate, the costs of maintaining service levels on the legacy equipment could increase and reduction in service quality issues may encourage customer churn to competitor suppliers;

•	regulation could require Telecom to deliver power supply to NGN communication devices at customer premises, which may increase the cost and complexity of NGN services;

•

significant delay to introduce Telecom’s NGN and NGT platforms could also impede or prevent customer migration to NGN and NGT. This may result in Telecom facing increased costs associated with jointly operating legacy and new systems in parallel; and

•

if customers need to be migrated from Telecom’s legacy PSTN earlier than anticipated this may adversely impact either NGT planning or the ability to migrate customers to the new business model as planned.

The reliability of Telecom’s legacy network may be reduced and/or the implementation of its NGN may be compromised if Telecom’s outsourced operations’ partners are unable to meet the resource requirements necessary to manage both NGN technology and legacy network platforms. In addition, Telecom’s NGT capability depends on smaller third party partners to provide connectivity, content and applications to a larger extent than has previously been the case which, due to the number of interfaces, could lead to process failure adversely affecting customer perceptions and impairing customer migration from legacy to NGT environments.

Finally, if customer acceptance of Telecom’s NGT products and services is lower than anticipated, Telecom may be unable to achieve planned customer migration to its new platforms.

Accordingly, there is a risk that Telecom may fail to implement either its NGT or NGN, experience serious delivery delays for these, fail to integrate its NGT completely, experience end-of-life issues for legacy assets earlier than anticipated or experience customer acceptance and planned migration from its legacy to new products and services at levels significantly less than planned. Should these outcomes eventuate, the benefits Telecom anticipates from the transformation to its new business models may not be realised. Failure to successfully implement its NGT and NGN models would adversely affect Telecom’s future consolidated financial position and financial results from its operations.

Network or system interruptions may result in reduced user traffic, revenues and damage to Telecom’s reputation.

Telecom’s network infrastructure, particularly in New Zealand, is geographically widespread and is vulnerable to natural hazard disasters, such as earthquakes, volcanoes, floods, tsunami, climate change and unusual weather activity. For example, in 2006 due to a significant snow storm, service to approximately 10,000 customers in the South Island was interrupted, with some customers experiencing service interruptions for two weeks.

Increased failure rates and increasing difficulty supporting ageing legacy technologies, in combination with potentially reduced reliability of new IP-based technologies, may prevent Telecom servicing customers and/or cause increased loss from service events. In relation to Telecom’s proposed NGN, there are risks inherent to all IT systems connected to the Internet, such as hacker and denial of service attacks. These vulnerabilities, if exploited, could temporarily interrupt Telecom’s network or supporting business system operations, leading to impaired technical performance, reduced quality of service and periods of service unavailability. These events and others, such as fire, terrorism, sabotage, outages arising from routine maintenance or repairs, software faults, viruses, power supply loss, cable cuts or overloading from abnormal traffic loads, may affect key facilities and ongoing supply. Any of these factors singly, or in combination with other events, could result in service failures to a large number of Telecom’s customers for extended periods, delays in the processing of bills and the receipt of related payments.

New applications and third parties using 3G mobile data applications, (for machine to machine communication) can generate large and unpredictable mobile network traffic spikes. These spikes may cause the quality of mobile service to deteriorate, or for network outages to occur, affecting service to Telecom’s mobile customers.

In addition, some of Telecom’s network and systems are not covered by formal disaster recovery and support arrangements. Any network failure may harm Telecom’s reputation and could result in customer dissatisfaction, brand damage, compensation payments and contractual penalties, and reduced traffic and revenues.

Loss of key Telecom, supplier and partner personnel could delay business plan initiatives or lengthen service interruptions.

Many of Telecom’s service operations are specialised and are dependent on highly skilled personnel within Telecom and its key suppliers and partners to meet current and planned performance levels. This is particularly the case for the operation of Telecom’s legacy network infrastructure, which requires skills that are no longer widely available. Successful operation of Telecom’s existing business and implementation of Telecom’s NGN and NGT business models is dependent on its ability to attract and retain sufficient key personnel whose skills are in demand throughout the industry. Telecom cannot be sure that such key personnel can be attracted and retained.

Following the introduction of Telecom’s new WCDMA network and GSM-Edge network, which are expected to be commissioned in December 2008, the viability of Telecom’s mobile business, based on its existing CDMA platform, may decline resulting in impairment of the carrying value of the CDMA asset and its potential write-down.

The longer term sustainability of Telecom’s investment in its mobile CDMA network may be jeopardised by developments, such as poor customer take up of Telecom’s CSL roaming agreement/Worldmode handset offer, a continuing decline in the range of CDMA handsets, data cards and applications available from suppliers, loss of commercial support from key partners, such as Sprint Nextel, and, lastly, higher than anticipated CDMA customer migration to Telecom’s new WCDMA and GSM-Edge networks or its competitors’ networks. These factors have potential to reduce CDMA revenues at a greater level than forecast leading to impairment of the carrying value of Telecom’s CDMA assets and accelerated write down of its carrying value.

Rapid technological changes, the emergence of new competitors, disruptive technologies and regulation may impair the return or benefits Telecom expects from its capital investments, which in turn could adversely affect Telecom’s business, leading to accelerated write-downs of Telecom assets.

Telecom’s business is capital intensive and significant investment in technology and other assets is required before new services can be released to the market. In the 2007 and 2006 financial years, Telecom invested NZ$844 million and NZ$751 million respectively, in capital expenditure principally on telecommunications and network equipment. Telecom also expects to incur substantial capital expenditure to:

•	continue implementation of its NGN to replace its legacy PSTN service platforms;

•	develop operational support systems to complement its new NGT business models;

•	construct a new WCDMA network and GSM-Edge network; and

•	continue to grow broadband and mobile market share.

The structure of the telecommunications industry is changing as a result of convergence of telecommunications, information services and media markets and technologies, which may affect Telecom’s assumptions on the profitability of its markets.

These factors could result in Telecom having to reduce the prices of its products and services in order to remain competitive. Price reductions could lead to unsatisfactory returns on Telecom’s assets and accelerated write-downs of their value, together with significant expenditures in addition to those already planned in order to remain competitive. These factors may also lead to Telecom being required to invest in new technologies earlier than originally planned.

Telecom’s Australian operations may fail to achieve expected returns on invested capital, improve operating performance or restore profitable operations leading to further write-downs. Further losses may be experienced if Telecom is unsuccessful in integrating PowerTel, or implementing its new business model, Hyperbaric, either of which could adversely affect Telecom’s financial performance and the results of operations.

Telecom’s Australian operations have a history of write-downs and losses. Since acquiring AAPT in 2001, Telecom has written down AAPT’s carrying value by over A$2 billion. In addition, in May 2007, Telecom invested a further A$326 million to buy PowerTel Limited, another Australian telecommunications infrastructure provider, and is merging it with Telecom’s existing AAPT business.

In the short term, there are significant operational and customer management risks around the migration of AAPT’s customers onto the newly acquired PowerTel networks. These include whether PowerTel’s network is capable of supporting AAPT’s customers at their contracted service levels, minimising service impacts during and after network migrations and ensuring ongoing customer retention. AAPT will utilise the PowerTel network assets where possible to provide services to customers and reduce its dependence on obtaining network inputs from wholesale providers. A risk exists that PowerTel’s network will not be sufficiently scalable or robust to support AAPT’s larger customer base. There are also risks around realignment of the organisation, for example, in product rationalisation. Should the two businesses be unable to successfully integrate their existing businesses or resolve longer-term organisational realignment issues, the business benefits anticipated and synergies from combining and streamlining business processes may not be achieved.

AAPT’s risks around technology platforms may have increased due to the addition of the PowerTel network infrastructure to the organisation’s technology portfolio and that AAPT will now handle network management in-house. Increased complexity, together with initiatives to reduce costs, may impact network redundancy with potential for single points of failure.

In 2007, AAPT introduced a new business model and significantly enhanced business and operating support systems for Consumer & Small Enterprise customers, referred to as the Hyperbaric project. Migration onto the new Hyperbaric operating platform may prove problematic and Hyperbaric’s emphasis on self and online service may meet with customer resistance causing lowered customer migration to the new business model than anticipated.

Large Trans-Tasman corporate customers are managed by Telecom’s Gen-i business. These customers provide significant scale to Telecom’s Australian operations with service delivery and network capability occurring in Australia primarily through AAPT and PowerTel. Failure to secure resources to satisfactorily deliver Gen-i Australia customer-service requirements may impact service levels, customer retention and future offerings acquired by these customers.

Any of these risk factors by themselves, or in combination with others, may lead to further write-downs and have a negative effect on the profitability of Telecom’s Australian operations.

Telecom is dependent on a limited number of key third party suppliers for the delivery of important equipment, systems and software.

Telecom depends upon key suppliers, including its key technology partners Alcatel-Lucent and EDS, for the supply of transmission, switching, routing and data collection systems, related software and other network equipment. The recent trend towards supplier consolidation may increase suppliers’ market power and reduce Telecom’s ability to obtain the best price, and terms and conditions from its relationships with suppliers. If Telecom were unable to obtain adequate supplies of equipment in a timely manner, or if there were significant increases in the costs of such supplies, Telecom’s operations would be adversely affected. This may make it more costly for Telecom to manage its networks, systems and products and may have a negative effect on its financial position and operations.

Telecom may pay too much for acquisitions and investments.

Value assumptions Telecom uses to make decisions about acquisitions and investments may prove to be incorrect. In particular, the carrying value of acquisitions and investments is based on assumptions about future value, which, if not realised, could lead to asset write-downs, including PowerTel for which Telecom paid A$326 million in 2007. In accordance with NZ IFRS, Telecom is continuously reviewing asset values for impairment against fair value. Further write-downs will occur where Telecom determines that the fair value of its acquisitions or investments is less than the carrying value of those acquisitions or investments.

If a large change in the valuation of financial instruments occurs because of market movements and hedge accounting criteria are not met, this may have a material impact on earnings.

Under NZ IFRS, entities are required to carry all derivative financial instruments on balance sheet at fair value with changes in fair value recognised in earnings unless the instruments meet the detailed requirements for hedge accounting. Telecom’s derivative financial instruments generally do meet these tests, however, there is a risk that they may cease to meet them in future or future instruments may not. This could have a material impact on reported earnings if large valuation changes were required to be recorded through the income statement.

For US GAAP purposes, Telecom is also required to recognise its derivative financial instruments at fair value in the balance sheet, however, Telecom does not apply hedge accounting to its derivative financial instruments. As a result, changes in valuation of derivative financial instruments due to market movements will cause variability in Telecom’s net earnings in accordance with US GAAP reported in the reconciliation of net earnings under IFRS to net earnings under US GAAP, which is presented in the notes to the financial statements.

Telecom may be unable to obtain future financing at favourable rates to fund the development of its business.

Telecom had debt borrowings totalling NZ$3,353 million at 30 June 2007, the majority of which will need to be refinanced in the future. Conditions in the financial markets could adversely affect Telecom’s ability to finance its operations. In particular, if the general level of interest rates rise, Telecom may be unable to borrow at affordable rates.

Telecom currently has long-term investment grade credit ratings for senior unsecured debt of A2 from Moody’s Investors Service and A from Standard & Poor’s Ratings Group. To the extent that

Telecom’s debt ratings or the ratings of the telecommunications sector generally, are downgraded, there is a risk that its cost of funding could increase, or that Telecom’s access to domestic and international debt capital markets could be restricted.

Two of Telecom’s existing term debt issuances (issued under the Euro Medium Term Notes issue) have pricing triggers in the event of a rating downgrade. These triggers would apply if Telecom’s long-term senior unsecured ratings from Standard & Poor’s Ratings Group and Moody’s Investors Service fell below A- and A3 respectively.

Potential reversal of deferred tax credits for Telecom’s Australian operations may increase Telecom’s tax expense.

AAPT is currently a tax resident in New Zealand and, therefore, is subject to the New Zealand tax regime. Deferred tax credits totalling NZ$99 million were recognised in 2007 in tax expense as a result of recognising the New Zealand tax effect of the write down of property, plant and equipment included in the impairment charges relating to Telecom’s Australian operations recorded in 2006. Were AAPT’s factual position to change, such that it was no longer a New Zealand tax resident, some of these deferred tax credits may reverse. As the quantum of any possible reversal depends upon the market value of AAPT’s property, plant and equipment at the time it ceased to be a New Zealand tax resident, it is not possible to quantify any possible reversal.

Imputation credits would not continue to be available if there was a substantial change in ownership of Telecom.

In general, dividends payable by Telecom are eligible for imputation credits in New Zealand based upon tax paid by Telecom, and such credits, if available, reduce the New Zealand taxes payable by recipients of such dividends. United States and other overseas holders can indirectly use these imputation credits under the Foreign Investor Tax Credit regime to reduce the financial impact of New Zealand withholding tax on cash dividends.

As at 30 June 2007, Telecom had NZ$190 million of imputation credits. However, if there are changes in the ownership of Telecom’s shares, such that there is a greater than 34% change in continuity of ownership between the derivation of imputation credits and the attaching of those credits to dividends, such credits will be lost if they have not already been used in relation to dividends. If such credits were to be lost, this could result in greater taxes on dividends until such time as Telecom’s imputation credit account is restored through future taxes paid.

The ability of United States or other overseas investors to claim domestic tax credits may be reduced if the Government enters into a bilateral tax treaty.

In documents released in December 2006 and May 2007, the New Zealand Government announced that it may enter into bilateral tax treaty negotiations to reduce the rate of New Zealand withholding tax that is imposed on cash dividends in conjunction with removal of the Foreign Investor Tax Credit regime. This may have the impact of reducing or removing the ability of United States or other overseas holders from claiming credits in their domestic income tax returns in respect of the New Zealand withholding tax imposed on cash dividends.

The demand for Telecom’s services is influenced by economic conditions.

Telecom’s business is influenced by economic conditions within the countries in which it operates, and in particular by the state of the New Zealand and Australian economies and also the economies of their major trading partners. A significant weakening in the New Zealand or Australian economy could have a material adverse effect on Telecom’s business and results of operations.

Telecom’s unhedged borrowings may expose it to fluctuations in interest rates. Hedged borrowings expose Telecom to counterparty risk.

Telecom has a mix of both floating interest rate and fixed interest rate debt securities on issue at any point in time. Telecom has a policy of converting a high proportion of its floating interest rate exposures to fixed interest rates through the use of derivative financial instruments. As of 30 June

2007, NZ$2,945 million or 87.8% of Telecom’s gross debt was subject to, or had been converted to, fixed interest rates. Telecom has a policy of holding debt in foreign currencies proportionate to the value of the assets held in that currency, and of hedging its exposure to exchange rate fluctuations in respect of other foreign currency borrowings. As a consequence of entering into these derivative financial instruments, Telecom is exposed to the risk that the counterparties to such arrangements may fail to perform their obligations. To the extent that floating interest rate obligations are not converted to fixed interest rate exposures, Telecom is subject to volatility in underlying short-term interest rates.

As at 30 June 2007, Telecom had NZ$1,969 million of cash investments, primarily resulting from the sale of its Yellow Pages business. This cash is invested on a short-term basis at floating interest rates with a number of bank counterparties. As a consequence, until Telecom is able to return excess capital to its shareholders, or retire maturing debt, Telecom is exposed to both counterparty risk and interest rate risk on these invested funds.

Depreciation or fluctuations of the New Zealand and Australian dollars relative to other currencies could adversely affect Telecom’s financial condition and results of operations.

Telecom’s revenues and expenses are denominated predominantly in New Zealand and Australian dollars. Telecom purchases equipment, materials and supplies denominated in a variety of foreign currencies depending on the source of the goods. Movements in the value of the New Zealand and Australian dollars against other currencies can adversely affect Telecom’s financial performance.

Telecom has a policy of hedging a substantial portion of its budgeted 12 month foreign currency expenditure to reduce the volatility of each exchange rate movement on Telecom’s financial performance and results (approximately 72% of total forecast 12 month foreign currency exposures of approximately NZ$397 million, as at 30 June 2007, had been hedged). However, in respect of capital expenditures beyond a 12 month time horizon, and to the extent that foreign currency expenditure is unhedged, in line with Telecom’s policy, there is a risk that fluctuations in foreign currency rates may impact upon the cost to Telecom of such foreign sourced purchases.

Accordingly, there are risks that currency movements could negatively impact Telecom’s financial condition and results of operations despite Telecom’s hedging strategies. Telecom cannot provide assurance that currency fluctuations or limitations on Telecom’s ability to convert or transfer currencies would not have a material adverse effect on Telecom’s financial condition and the results of Telecom’s operations.

The establishment of a link between adverse health effects and electromagnetic energy could expose Telecom to liability or negatively affect operations.

Allegations have been made, but not proven, that mobile telecommunications equipment may pose health risks through exposure to emissions of radio frequency electromagnetic energy from such devices. Telecom complies with the radio frequency exposure levels permitted by the New Zealand standard 2772.1:1999 (NZS).

However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment could lead to litigation, adversely affect Telecom through a reduction in the number of customers or the growth rate of mobile telecommunications services or reduced usage per customer, or hinder Telecom’s placement of new mobile telecommunications equipment.

Key operational sites may be subject to Maori land claims which may delay the implementation of network deployment, adversely affect Telecom’s ability to execute its strategies, and negatively impact financial performance.

Significant holdings of land in New Zealand are subject to Treaty of Waitangi claims by Maori. Telecom may have limited options for siting new facilities because of radio coverage issues or network design considerations, and claimants, both formal and informal, have the potential to delay the implementation of network development investment plans.

Identification of significant deficiencies or material weaknesses as a result of Telecom’s implementation of procedures designed to comply with Section 404 of the Sarbanes Oxley Act relating to the evaluation of Telecom’s internal control over financial reporting may have an adverse impact on Telecom’s financial condition and results of operations and the trading price of Telecom’s securities.

Telecom devotes significant attention to establishing and maintaining effective internal controls. Telecom has completed a process of documenting, reviewing and, if appropriate, improving its internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act of 2002. This involves annual management assessments of the effectiveness of Telecom’s internal control over financial reporting and a report by Telecom’s independent auditors completed for the year ending 30 June 2007. Both Telecom and its independent auditors have tested Telecom’s internal controls in connection with the Section 404 requirements for the year ended 30 June 2007. No material weaknesses were reported, however, as this is an annual certification, the risk of uncovering a material weakness remains for future financial years.

Shareholder rights differ between the United States and New Zealand, and it may not be possible for shareholders to enforce judgements of US courts against members of Telecom’s Board of Directors.

Telecom is incorporated under the laws of New Zealand. The rights of holders of Telecom’s shares and, therefore, many of the rights of its ADR holders, are governed by Telecom’s Constitution and by New Zealand law. These rights differ in some respects from the rights of shareholders in typical US corporations.

In addition, the members of Telecom’s Board of Directors are non-residents of the United States and Telecom’s assets and the assets of members of its Board of Directors are located in whole or in substantial part outside the United States. As a result, it may not be possible for shareholders to enforce against Telecom, its directors or executive officers judgements obtained in the United States courts based on the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages and judgements rendered in the United States or elsewhere may be unenforceable in New Zealand.

Currency fluctuations may adversely affect the trading prices of Telecom’s ADRs and the value of any distributions that Telecom makes.

Because Telecom’s stock is traded in NZ dollars and the ADRs are traded in US dollars, fluctuations in the exchange rate between the two currencies may affect the relative value of Telecom’s ADRs. In addition, should Telecom make any distribution on its common stock in NZ dollars, the Depositary will convert such distributions to US dollars. If exchange rates fluctuate before the Depositary converts the currencies, US shareholders may lose some of the value of the distribution.

Item 4. Information on the Company

The purpose of this section is to provide a description of Telecom, the products and services it sells, the markets in which it competes, the strategies that it is pursuing within those markets and the competitive and regulatory factors that have (or are likely to have) a bearing on its ability to successfully compete in those markets, the physical assets that it employs to deliver its products and services and the important alliances and investments in other entities that Telecom has in order to achieve its business objectives.

Item 4 is organised as follows:

•	History and Development – a description of the formation of Telecom, its legal and ownership history and its principal subsidiaries and investments;

•	Business Overview – a description of the markets in which Telecom operates and the significant industry developments impacting those markets;

•	Telecom Strategy Overview – an overview of the key strategies that Telecom is pursuing in light of the significant developments impacting the industry and the Company;

•

Market Overview – within each of its New Zealand and Australian businesses, a discussion of the characteristics of the markets in which Telecom operates, the customers it serves, the products and services it sells and the competitive factors that influence the way that it competes in these markets;

•

Regulation – a discussion of the regulatory factors that influence Telecom. In particular, this section details changes to the regulatory environment in which Telecom operates and their likely impacts on Telecom’s business;

•	Telecom’s Principal Activities and Approach to the Market – an overview of the way Telecom organises itself to address its markets;

•	Property, Plant and Equipment – a description of the physical infrastructure that Telecom employs in its business operations; and

•	Partnering Arrangements – a description of the important partners that Telecom has aligned with in order to meet its business objectives.

HISTORY AND DEVELOPMENT

Legal Form and History

Telecom Corporation of New Zealand Limited, a company with limited liability incorporated under the Companies Act 1993, is domiciled in New Zealand and has its registered office at Telecom House, Level 8, North Tower, 68 Jervois Quay, Wellington. Telecom’s telephone number is 64-4-801-9000. Telecom is registered with the New Zealand Companies Office under the registration number 328287.

Telecom was established on 24 February 1987 by the New Zealand Government for the purpose of acquiring the telecommunications business of the New Zealand Post Office. This was done as part of a broad range of changes instituted by the New Zealand Government that were designed to place Government-owned trading agencies on an equal footing with private industry.

Ameritech Holdings Limited and Bell Atlantic Corporation Limited (which later became Verizon Communications Inc. following the merger of Bell Atlantic with GTE Corporation in July 2000) purchased Telecom from the New Zealand Government in September 1990. As part of the purchase, Ameritech and Bell Atlantic each agreed to gradually reduce their beneficial ownership in Telecom to 24.95%, which they completed in 1993 by private transactions.

In 1998 Ameritech disposed of substantially all of its Telecom shareholding and its two nominated directors resigned from the Telecom Board. In May 1999 Bell Atlantic’s nominated directors resigned from the Telecom Board. Its successor, Verizon, advised Telecom in September 2002 that it had sold substantially all of its Telecom shares.

The New Zealand Government holds a single preference share in Telecom (Kiwi Share) that incorporates special rights and attaches a deed defining certain minimum service obligations upon Telecom. These obligations are described more fully under the heading “Regulation” below.

Company Overview

Telecom is the largest telecommunications service provider in New Zealand (by total revenue), offering a comprehensive range of products and services to consumer and business customers.

Telecom operates in the New Zealand market through a number of wholly-owned subsidiaries, including:

•	Telecom New Zealand Limited (access, calling, internet, broadband and IT services);

•	Telecom Mobile Limited (wireless voice and data services); and

•	Xtra Limited (ISP).

Telecom’s principal Australian subsidiary, AAPT Limited, offers a variety of fixed line, data, internet and mobile services. Telecom’s other major Australian subsidiaries are TCNZ Australia Pty Limited (TCNZA), that offers telecommunications and IT services to major Australian corporate organisations, and PowerTel, an Australian fixed network infrastructure provider.

In 2004, Telecom acquired IT service companies Gen-i Limited and Computerland to further extend its IT services capabilities. Gen-i and Computerland were integrated into Telecom New Zealand Limited in late 2005 and now jointly comprise a business division of Telecom New Zealand Limited, offering ICT services under the Gen-i brand. Gen-i provides IT services in both New Zealand and Australia.

In May 2007, Telecom acquired PowerTel, an Australian fixed network infrastructure provider. Telecom is presently undertaking a consolidation and integration of PowerTel with AAPT.

On 26 March 2007, Telecom’s subsidiaries, Telecom Directories Holdings Limited and Telecom IP Limited, entered into an agreement to sell all the shares in Yellow Pages Group (YPG), which operates yellow, white and local directory and other related businesses in New Zealand, together with trademarks and domain names, to a private equity consortium between CCMP Capital Asia Pte Ltd and Teacher’s Private Equity, for NZ$2,161 million net of receivables retained by Telecom. Completion occurred on 30 April 2007. The vendor obligations are guaranteed by Telecom New Zealand Limited. The sale agreements contained customary warranties and representations, including a tax indemnity for the period to 30 April 2007, and a 10-year obligation on the Telecom Group not to compete with YPG in New Zealand in relation to the production and publication of printed and online directories or directory assistance services. Telecom’s Yahoo!Xtra joint venture is excluded from the obligation not to compete for so long as it is not a “related company” (as defined in the New Zealand Companies Act 1993) of Telecom New Zealand Limited.

Telecom’s Principal Interests in Other Companies

Southern Cross Cables Holdings Limited

In October 1998, Telecom joined with two other companies in the formation of the Southern Cross Cables Group to build, own and operate a Trans-Pacific cable network. Telecom owns 50% of Southern Cross. The Southern Cross Group consists of two sister companies, Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited (and their subsidiaries).

Hutchison 3G Australia Limited

In May 2001, Hutchison Whampoa Limited, Hutchison Telecommunications (Australia) Limited (HTAL) and Telecom formed a strategic alliance. As part of this alliance Telecom acquired a 19.9% shareholding in Hutchison 3G Australia Holdings Pty Limited (Hutchison 3G Australia), a company established to construct and operate a 3G mobile network in Australia. Telecom has entered into a non-binding agreement with HTAL and Hutchison Communications (Australia) Pty Limited to exchange its holding in Hutchison 3G Australia for a 10% holding in HTAL. The arrangement is subject to various regulatory and shareholder approvals. If the transaction proceeds, Telecom will acquire ordinary shares and convertible preference shares in the same proportion as these securities have been issued by HTAL.

In December 2004, Hutchison 3G Australia entered into an agreement with Telstra to establish a 50/50 partnership called 3GIS Pty Limited to own and operate Hutchison 3G Australia’s WCDMA radio access network and fund future network deployment.

Yahoo!Xtra New Zealand Limited

In December 2006, Telecom entered into a joint venture with Yahoo!Australia & NZ Pty Limited (Yahoo!7) (which is itself a joint venture between Yahoo! Inc and the Seven television network in Australia) to form Yahoo!Xtra New Zealand Limited. Yahoo!Xtra is an internet content portal. Telecom owns a 49% interest in Yahoo!Xtra.

Capital Expenditures and Divestitures

For a discussion of Telecom’s principal capital expenditures and divestitures in the preceding three-year period, refer to “Item 5 – Liquidity and Capital Resources – Net cash used in investing activities, including capital expenditure”.

BUSINESS OVERVIEW

New Zealand and Australian Marketplace and Competitive Environment – Overview

Telecom is a participant in the Australian and New Zealand communications and information technology industry. Broadly, the communications industry can be defined as fixed and mobile calling, messaging, and managed and unmanaged data services that are delivered across a variety of access, transportation and service management platforms. Owing to the changing nature of the underlying technology, the communications industry is developing significant overlaps with other previously distinct industries such as entertainment, IT Services, and information services (directories and search, classifieds and online trading, and online display).

While Australia and New Zealand have similar demographic and overall communications industry trends, key differences exist in terms of industry structure, regulation and the number of competitors and degree of consolidation. These differences can be attributed partly to the larger size of the Australian market, and partly to the different approaches to deregulation and privatisation in Australia and New Zealand.

There has recently been a significant change to framework governing the telecommunications sector (see “Regulation” below). The Telecommunications Amendment Act (No 2) 2006, or the Telecommunications Act 2006, requires that Telecom operationally separate its business into at least three units, comprising: (i) a network business that sells access to the copper access network on an equivalent basis to both Telecom and third parties; (ii) a regulated wholesale business that sells wholesale broadband access services on an equivalent basis to both Telecom’s Retail arms and third parties; and (iii) one or more retail business units.

Telecommunications Act 2006

The Telecommunications Act 2006 also requires the introduction of new regulated services, being LLU and naked DSL. It also proposes an information disclosure regime, including accounting separation. Further, it provides increased powers for the Commerce Commission to seek information from Telecom and a penalty regime. The legislative change is presently being followed by a range of specific, targeted policy reviews.

Telecom’s principal competitors are affiliates of large multi-national corporations with substantial resources, including Telstra and its New Zealand subsidiary, TelstraClear Limited, Vodafone Group Plc through its New Zealand subsidiary, Vodafone, SingTel Optus Pty Limited, a subsidiary of SingTel Corporation, and, increasingly, large IT service companies such as IBM. Telecom expects competition to continue to intensify with the prospect of existing participants extending their activities, as well as additional competitors entering the market. Smaller competitors are also actively marketing alternative access technologies to consumer and business customers. Further declines in prices for many products and services can be expected.

A Changing Industry Model

The traditional telecommunications industry operating model was built on a series of independent products and platforms, each supported by complex and proprietary business support and operating support systems. Generally, the industry tends to organise itself as separate fixed, wireless and internet services, which can drive complexity and limit the true integration of services from a customer perspective.

Several significant trends are emerging in the industry. These trends have the potential to fundamentally alter the manner in which communications services are delivered in the future. These trends can be described as follows:

Adoption of the IP standard

IP is a communications protocol that is used to connect hosts on the internet, and has effectively become a de facto standard for transmitting data over networks. Each host (computer) has at least one IP address that uniquely identifies it from all other devices on the network. The development of IP should enable a move away from the current model of specialised devices accessing dedicated services using independent platforms, towards more versatile devices that will access multiple services across common infrastructure.

Broadband ubiquity

Multiple high-speed broadband networks are available today, and broadband penetration is expected to increase over the next two to three years. Technologies such as DSL, gigabit Ethernet, WiFi, WiMax, CDMA and UMTS are used today to deliver high bandwidth services. The ubiquity of broadband networks is in turn fuelling the growth in applications and services that demand high-speed connectivity and management systems. Improvements in the quality of service and inter-operability regimes should further enhance the capability to deliver video and other advanced data services on a competitive basis in the future.

Wireless connectivity

Developments in radio network technology and “over-the-air” interfaces with fixed networks and devices have enabled significant performance improvements in high-speed wireless connectivity in recent times. Significant commercial premiums still exist for providing mobile services, and most operators are investing significantly in “3G” capability as the percentage of voice minutes and data services delivered across mobile infrastructure continues to increase.

Development of open standards and transparent network architecture

In addition to IP, the development of common authentication and transaction platforms with intelligent application interfaces will enable increased inter-operability across future networks. The open standards encourage third party application development and simplify the delivery of converged services to consumer and business customers.

The pressure and effect of the above developments has resulted in several significant outcomes that are common to all large integrated players in developed markets, namely:

•	a decline in traditional access and voice services revenue;

•	a migration of voice minutes and data usage from fixed to mobile networks;

•	rapid revenue growth in broadband and mobile services;

•

significant capital investment in broadband infrastructure and next generation access network capability, including the launch of 3G services by wireless operators and alternative access technologies by new entrants;

•	pressure on operating margins and rapid price declines in key commodity line items;

•	the advent of bundling and integrated service offerings, including consolidated billing, customer care and subscription-based pricing models; and

•	extensions of business into the adjacent industries of IT services, information services and entertainment.

Telecom believes in a future “communications service provider” model, where the customer is at the “centre of the network” and will benefit from increasing service integration, and the ability to access a common set of services with any device, from any location. The development of IP, broadband and innovative multi-access terminals is changing customer behaviour, such that the customer will be able to personalise their future service offerings and self-aggregate their preferred voice, data and video content.

Industry Sub-Sectors

Telecom competes in a broadly defined communications and IT industry that has a number of sub-industries and markets. Generally, Telecom defines its relevant markets in four distinct sectors:

•	Communications – fixed and mobile voice and messaging services, managed and unmanaged data networking services and the provision of dial-up and broadband internet services;

•	IT Services – including systems integration, infrastructure management, application development, contact centre management, business outsourcing and procurement;

•	Information – directories, search, classifieds, online trading and auction; and

•	Entertainment – video, music, gaming, and other interactive services across communications and IT infrastructure.

Each sector has distinct characteristics including different growth rates, competitors, market structure and regulatory environments.

Convergence is creating large overlaps in certain areas, with communications and IT services converging in the business and enterprise markets, and communications, entertainment and information services converging in the consumer markets. Within this converged industry model, many of the areas that are expected to generate the most substantial growth are areas where Telecom currently has a limited presence, particularly in the entertainment sector. Conversely, Telecom’s traditional core fixed line telecommunications business is expected to be subject to continued revenue and margin pressure as a result of competitive pressure and substitution.

Telecom’s business strategy aims to respond to the trends within each sector. The fundamental trends are changing the economics of the telecommunications business, although significant differences exist between the perspective and economics of large integrated players, alternative telecommunications companies, and other niche players.

Generally, Telecom can be described as an integrated player in its home New Zealand market, and an alternative player in the Australian market. Integrated players are generally represented in all customer and market segments, and offer a full range of products across diverse infrastructure to a large installed customer base. Alternative players typically rely on a combination of owned and leased infrastructure, and tend to focus their more limited offerings on particular product or customer segments, using a combination of traditional and non-traditional distribution channels.

Significant uncertainty still exists around two areas:

•	the rate of industry growth – i.e. the level of acceptance and demand for new value-added services (and the resultant pricing models); and

•	the shape of the future industry profit pools – in particular, who will capture a disproportionate share of the previously independent communications, IT services, and entertainment value chain.

Industry participants recognise that the migration period to the new business models will take a number of years and that significant uncertainties and opportunities exist during the transition. Because of the different sets of assets and capabilities that Telecom possesses in its New Zealand and Australian businesses, coupled with the quite different market positions of the respective businesses, a different approach to the implementation of its general strategies is required for each of Telecom’s New Zealand and Australian operations. This is discussed further in the “Market Overview” section below.

Industry and Sub-Sector Outlook

The outlook for the broader Australian and New Zealand telecommunications industry is mixed, with a number of positive and negative trends apparent in various product and service lines.

Sustained long-term growth rates in excess of gross domestic product are largely dependent on the market’s appetite for new value-added services, and the future competitive and regulatory environments. Growth in future operating margins will also require significant restructuring of the cost base, and efficiency gains being realised in the new IP-based service models.

A feature of the industry is the inherent level of uncertainty in each sub-industry sector, with key questions over commercial and technical issues. Given the fixed cost nature of the business, and the long lead-times involved in significant capital decisions, a proportion of the current investment programme is necessarily related to maintenance of options. Wherever possible, future network and IT capability is built around open standards and non-customised architecture. A number of significant product development programmes are simply based on a set of beliefs around how customers will seek to use services in the future.

The following discussion describes Telecom’s current beliefs around each sub-industry sector. These reflect management’s most realistic expectations at the time of filing. They are subject to material change and a number of scenarios are dependent on technical, regulatory and competitive assumptions that are beyond Telecom’s control.

Communications Services

Telecom expects strong execution of sales, marketing and product development initiatives will be required to enable the industry to grow at the same pace as gross domestic product. Price-based competition is likely to continue in fixed calling and to accelerate in mobile calling, and regulatory scrutiny will remain a feature of the communications landscape. Telecom’s scale and reach should enable the business to continue to generate strong cash flows, although a changing revenue mix and competitive pressure will continue to place margins under pressure.

Under most realistic scenarios, Telecom’s cash flow from the communications sector will continue to significantly exceed the cash flow from other sectors. Telecom is currently a leader in most parts of the core communications market in New Zealand (based on revenue market share), and retaining relatively high access market share remains an important priority.

IT Services

Telecom believes growth in the IT services sector is likely to outstrip gross domestic product. Telecom expects this growth will be driven primarily by volume growth in the demand for new services. This is based on the view that customers will continue to seek efficiency improvements through technology, particularly in the enterprise market, and integrators will increasingly become an important channel for communications needs. In terms of price, Telecom expects fragmentation in the industry will continue to drive price-based competition, maintaining pressure on margins.

Telecom’s primary proposition to customers is an integrated communications and IT solution, while Telecom’s competitive advantage in this sector in New Zealand lies in the depth of its current relationships with corporate customers – combining brand with effective channels to market. Telecom believes its brand and channels to market should support its share of market revenues, while capturing the benefits of increasing scale should provide an opportunity to partly mitigate the industry margin pressure.

Information Services

Telecom believes the information services sector also has the potential to grow faster than gross domestic product. Growth is expected to come from substitution from print to online media.

Telecom believes industry profit pools are likely to shift from offline (print directories, print classifieds) to online (online search engines and directories, online trading platforms and classifieds), and from content provision (e.g. print directories) to content distribution.

While Telecom has historically held competitive advantage in the print directories business, it has recognised that the relevance of global online search providers (Yahoo!, Google, etc) in the local search space will grow rapidly over the next 5 years.

In recognition of this shift, Telecom has moved to reduce its commitment in the sector in favour of a more concentrated focus on the core communications business. This resulted in the divestment of its directories business (Yellow Pages Group), and the outsourcing of the Xtra online advertising portal into a joint venture with Yahoo!7 forming Yahoo!Xtra. Telecom still operates an online trading business known as Ferrit.

Entertainment Services

Telecom believes growth in entertainment revenues is likely to be fuelled by an increase in user spend and advertising. Advertising spend has historically followed consumer usage and is, therefore, expected to gradually move towards online media.

Telecom believes home entertainment (video, music, and gaming) is positioned to capture most of the absolute revenue growth in the entertainment services sector while mobile data has significant potential growth.

Traditional broadcast aggregation models are under threat as users become better able to self-aggregate their own content (for example, through time-shifting, personal video recorders, and the advent of consumer “media centres”). Telecom believes current aggregation models will prevail until on-demand offerings are developed and distributed broadly.

The distribution of entertainment content online is expected to drive significant increases in data traffic, both fixed and mobile, once pre-conditions necessary for successful delivery of content online are met (in particular, the availability of content in digital form, availability of ubiquitous broadband networks, advent of innovative multimedia devices, and agreement around digital rights management and copyright).

Telecom believes it has the potential to participate in future industry growth through the strength of its high-bandwidth delivery platforms and its historical relationship with the New Zealand consumer market. Given these assets Telecom does not seek to be a direct content provider, but instead intends to develop strong partnerships with third party content providers to assist in the provision of enhanced video delivery systems and interactive services over Telecom’s infrastructure.

Telecom believes there is currently a significant level of uncertainty in the future entertainment sector, and that the appropriate strategic response is to maintain a number of real options and continue to fund a sustained programme of various network and commercial trials.

TELECOM STRATEGY OVERVIEW

Given the shifts occurring within the telecommunications industry, particularly intensified competition, fixed to mobile substitution, regulatory intervention and new access technologies, Telecom’s traditional communications business is subject to declining revenues and margins. In the absence of a change in Telecom’s strategic approach, this would lead to a steady reduction in Telecom’s financial performance over the next five years.

Telecom believes it has sustainable competitive advantages in the core communications business, but not in other high-margin areas where it expects future revenue growth to be generated.

Telecom believes that the most likely way to improve its financial results and offset the impact of declines in the traditional communications business is through cost reductions and improved levels of competitive capability. In order to achieve this, Telecom believes that it needs to fundamentally redesign its business model, including the way it organises itself, the products and services that it offers to its customers, the way that these products and services are delivered and the infrastructure used to provide products and services.

Telecom has developed four key strategic themes in response to these pressures.

Strategic Theme 1: Protect and enhance core revenue streams

Telecom aims to reduce the revenue decline in traditional communications services by protecting the fixed line relationship. This will entail:

•

shifting the emphasis of Telecom’s retail marketing and product development initiatives from being based around the capabilities of access platform (i.e. fixed or mobile) to being focused on specific customer needs;

•	accelerating broadband penetration to ensure Telecom remains a key network provider in the future customer access relationship;

•	developing a video/TV content proposition, partly to ensure Telecom sustains a network cost advantage by creating demand for higher bandwidth applications;

•	consolidating and integrating the ICT services business with the existing telecommunications businesses to better meet the needs of corporate and high-end medium enterprise customers; and

•	evaluating the potential of emerging fixed wireless access technologies (for example, WiMax) and making targeted investments where compelling benefits can be achieved.

Strategic Theme 2: Develop a lower cost business model

Telecom believes that current cost and capital expenditure initiatives will not mitigate high-margin revenue declines and, therefore, a new and significantly lower cost business model centred around simpler, more powerful customer value propositions is required. In response, Telecom is developing its NGT business model, which aims to considerably simplify the way Telecom does business in order to provide simpler products and more transparent pricing to customers, and as a result reduce the costs that Telecom incurs in providing its products and services. To achieve this, Telecom is planning to undertake the following activities:

•	a significant rationalisation of the products and services offered by Telecom will be carried out, to deliver a considerably smaller, more standardised set of product offerings;

•	significantly lower cost marketing, sales, and service models (with an emphasis on self-service) are being developed to support the new product offerings;

•

the replacement of Telecom’s legacy fixed line network with an IP-based NGN is continuing. The NGN will enable the delivery of the new product set and is expected to provide a more integrated infrastructure base than Telecom’s existing network structure of multiple networks required to deliver its existing product set; and

•	attempt to impose tighter controls on capital expenditure, particularly where it relates to legacy systems, in order to maximise returns from Telecom’s capital expenditure programme.

The NGN implementation predates the formulation of NGT, but is fully aligned to the objectives of NGT. Telecom is well advanced in implementing the detailed NGN plans formulated in prior years currently offering a range of NGN products to large- and medium-enterprise business customers for the purposes of multi-site networking. Telecom’s mass market NGN implementation is currently underway, with the first deployment of mass market NGN services expected by mid-to-late 2008 (calendar year). Telecom expects that the majority of customers will be served over the NGN by December 2012. Telecom has completed the detailed planning and design work required to implement NGT at an operational level and is currently in the build phase for its end-to-end mass market offering. Significant investment is also being made in developing the necessary components of the NGN access network in order to provide wholesale NGN products to third party access seekers on an equivalent basis to Telecom’s Retail arms as required by the Telecommunications Act 2006.

This programme of work is discussed further in “Item 5—Operating and Financial Review and Prospects”.

Strategic Theme 3: Create options for future growth

While the most substantial future value to Telecom is expected to be provided by Strategic Themes 1 and 2 (outlined above), Telecom continues to monitor opportunities where it considers there is potential to generate sustainable revenue and margin growth. Activities currently being undertaken or considered include:

•	developing online search/directories via a global partnership and online trading options;

•	striving to become the New Zealand channel for global technology providers;

•	formulating a strategy and approach to develop offers for potential ICT vertical markets;

•	exploring opportunistic ICT acquisitions, but only as a secondary objective to consolidation of existing businesses;

•	identifying and taking positions in a variety of online vertical markets to secure a balanced portfolio of growth options; and

•	further developing Telecom’s position in the Australian market.

Strategic Theme 4: Setting the organisation up for success

Telecom is putting in place the change management programmes and building the capability required to support its strategic direction and focus. This entails:

•	ensuring that operating and technology strategies and plans are aligned to NGT objectives;

•

adapting and developing Telecom’s research and development and third party relationship management capabilities to ensure that Telecom can continue to deliver vertically integrated offers in an IP world;

•	implementing the operational separation requirements imposed on Telecom and delivering new regulated services to wholesale customers, as required by the Telecommunications Act 2006; and

•

aligning the internal organisation to the strategic direction, including completion of a major reorganisation of the business structure to better address customer segments (i.e. consumer, business and wholesale) as opposed to technology platforms (fixed and mobile).

MARKET OVERVIEW

New Zealand

Telecom Principal Products and Services

Within its integrated New Zealand operations, Telecom provides fixed line and value-added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, and IT services.

Telecom’s New Zealand revenues for each of the last three financial years, broken down by major products, are shown in the table below.

	Year ended 30 June
	2007 $m	2006 $m	2005 $m	2007/2006 % change	2006/2005 % change
Local service	1,049	1,049	1,063	—	(1.3)
National calling	534	577	615	(7.5)	(6.2)
International calling	380	342	323	11.1	5.9
Interconnection	146	159	160	(8.2)	(0.6)
Mobile	816	774	706	5.4	9.6
Data	421	438	414	(3.9)	5.8
Broadband and Internet	325	336	285	(3.3)	17.9
IT Services	380	346	308	9.8	12.3
Miscellaneous other	175	157	165	11.5	(4.8)
Total revenues	4,226	4,178	4,039	1.1	3.4

Included within total revenues are revenues earned outside New Zealand in Telecom’s international operations of NZ$79 million for the year ended 30 June 2007 (year ended 30 June 2006: NZ$66 million, year ended 30 June 2005: NZ$56 million). All other revenues are earned within New Zealand.

Revenues from Yellow Pages Group have been excluded from the revenues above, which represent revenues from continuing operations. Yellow Pages Group’s revenues are classified as discontinued operations.

For further information on Telecom’s revenues by major products and services categories for New Zealand, see “Item 5 – Operating and Financial Review and Prospects”.

Retail Business Units – Principal Products and Services

Local Service

The local telephone service provides the customer with access to the local telephone exchange, allowing telephone communication between customers in a local calling area and access to national and international toll services.

In New Zealand, the main components of the local telephone service are fixed line services, such as business and residential line rentals, local call charges (predominantly paid by business customers) including Centrex (a product that allows conventional PSTN lines and phones to be used in such a way that they appear to be part of a private network, offering businesses an alternative to buying or leasing their own PABX) and VPN local calls and value-added services, such as call waiting, caller display, and voice messaging services.

National Calling

In New Zealand, national calls (also known as inland toll calls or, in the United States, long distance calls) include calls to a location outside the caller’s local calling area including Centrex and VPN, calls to mobile networks originating within the fixed line network, calls to toll free numbers (which in New Zealand have the prefix 0800 and are paid for by the receiver of the call) and charges for operator assisted calls.

International Calling

International services provided by Telecom include:

•	outgoing international calls made in New Zealand;

•	collect, credit card and “New Zealand direct” calls to New Zealand;

•	receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom’s facilities; and

•	calls from international switched traffic transiting Telecom’s facilities.

Telecom makes payments to overseas administrations and companies for the use of their facilities for outward and transit calls from New Zealand to their countries.

Interconnection

Telecom exchanges calls with competing telecommunications operators that require access to Telecom’s networks in order to receive calls from or terminate calls to Telecom’s networks. Telecom’s revenues include payment for calls carried on behalf of other service providers. Prices and terms for these interconnections are determined by agreement between the parties but are subject to regulatory oversight.

Mobile

Mobile services comprise access and airtime charges for calls originating from Telecom’s mobile network (including international calls) and revenue from text and multimedia messages sent by Telecom customers, WAP services, wireless data services, paging, cellular equipment sales and other related services.

Telecom’s mobile 027 network (CDMA network) is available to approximately 97% of the New Zealand population. Telecom launched its CDMA network in July 2001 and in March 2007 phased out the previous TDMA network and services.

At 30 June 2007, Telecom had approximately 1,977,000 mobile connections in New Zealand (approximately 47% of the New Zealand mobile market based on total connection numbers disclosed by all participants in the market) up from approximately 1,703,000 connections at 30 June 2006 (an increase of 16.1%).

Telecom’s New Zealand CDMA network provides access to a nationwide data capability by which Telecom customers can wirelessly access the internet or connect remotely to the office. In July 2002, Telecom commercially launched 1XRTT services with high quality data transmission capabilities. In November 2004, the CDMA network was further upgraded to the EV-DO version to provide high-speed wireless data capabilities in New Zealand’s metropolitan areas and holiday locations. This enabled Telecom to launch New Zealand’s first 3G mobile service, under the “T3G” brand. Telecom extended its EV-DO coverage in 2005 to cover almost all large towns and cities across New Zealand. Telecom is developing its mobile capabilities through a further upgrade of its CDMA network to the new EV-DO Rev A standard, which will further increase mobile data and network capabilities.

Telecom delivers certain products and services over its CDMA network. These include “Push to Talk” which enables mobile phones to be used as walkie-talkies, photo and video messaging, mobile games, streaming of video clips, and a range of content (music and sport are the most popular categories) and customisation services (such as the Telecom music store, PC downloads) that provide additional value to customers.

In June 2007, Telecom announced that it will be deploying a new WCDMA network and GSM-Edge network to replace its existing CDMA network, expected to be commissioned in December 2008. Initially GSM-Edge (2G) will be available nationwide while WCDMA (a 3G mobile technology) coverage will be available in New Zealand’s major urban centres. It is anticipated that WCDMA coverage will grow to encompass a larger footprint over time. The existing CDMA network is expected to be phased out over five years.

Data

Data services meet customers’ wide-area networking communications needs. There has been a shift away from traditional dedicated circuit/leased line data products towards IP-based data products, given the increased flexibility and cost efficiency that IP products offer. The majority of Telecom’s data business involves data transmission services, dedicated leased lines and managed data services.

LanLink and IP networking provide secure and private IP networking solutions to customers. Telecom’s Frame Relay and ATM services provide high-speed data services. The ATM service is increasingly being used to support IP services. Telecom offers a wide range of dedicated circuit services to satisfy the needs of customers requiring exclusive communications links. Telecom also provides IP network services which connect other internet service providers to their customers.

Broadband and Internet

Telecom’s internet services business generates revenues principally from providing internet access for consumer and business customers. The principal internet access products are dial-up, DSL and fibre broadband – with dedicated and secure internet connectivity offered primarily for business customers. Telecom has made extensive use of DSL technology to provide broadband internet access over existing copper telephone lines. Telecom offers monthly subscription plans in the consumer and business markets providing customers the choice of different data usage allowances and upload speeds.

Telecom also offers high-speed public internet access through a nationwide network of public ‘hotspots’ which use the WiFi standard. Customers with a WiFi-enabled device can access the internet from over 400 public locations around New Zealand including airports, cafés and hotels.

In December 2006, Telecom entered into a joint venture with Yahoo!7 which provides Xtra with Yahoo7! content services via the Yahoo!Xtra internet portal. Telecom has also entered into a non-exclusive licensing agreement for the supply of premium value-added content and applications to Telecom’s Xtra ISP customer base.

IT Services

The shift from providing PSTN and data connectivity towards becoming a fully converged integrated communication and technology services provider for business customers is a significant part of Telecom’s strategy. In 2006, Telecom integrated traditional IT services provided by the Gen-i and Computerland businesses, with Telecom’s network services, to provide customers with access to the full range of integrated technology services. Initially Telecom has focused on its largest customers in the corporate segment in its expansion into integrated communication and technology services. In the 2008 financial year, this focus will be expanded to also market these services to the next tier of customers, in the medium enterprises segment.

IT services are provided under the Gen-i brand following the integration of Gen-i and Computerland with Telecom’s existing IT services business.

Converged ‘bundled’ offers

Telecom will continue to deliver new converged offers, as described in the preceding section “Telecom Strategy Overview”. Examples of recently released converged offers are that consumer customers can pay NZ$10 a month to make unlimited calls (subject to fair use conditions) between a Telecom fixed line and a nominated Telecom mobile; also consumer customers who choose to take broadband services get a discount on the monthly access price if they also take calling and fixed access products from Telecom.

In the business segment, Telecom has launched new products for small businesses that offer price caps on calls to or from fixed lines to Telecom mobiles. For larger businesses, Telecom will continue to develop new bundled pricing packages for business customers that buy the full suite of data, voice (fixed and mobile) and IT services from Telecom.

Retail – Channels

Telecom’s marketing activities are focused on positioning Telecom as a major competitive provider of communications, IT, information and entertainment services to customers in New Zealand. Telecom maintains a number of advertising programmes, including broadcast, print and online media, to support its sales efforts. The focus of Telecom’s advertising strategy is to build preference for Telecom’s brand, increase customer awareness of products and stimulate usage.

Telecom utilises a range of indirect and direct channels to manage its different customer segments, which are determined by considering both the size and complexity of those customers.

Consumer Retail Channels

The majority of consumer customer interaction is through a range of phone and online channels (primarily via Telecom’s main website). The interactions include sales, after sales service, faults, billing, credit, and 0800 issues.

Phone-based contact centre operations are both provided in-house and via third parties. Telecom is increasing the information and capability available on its online channels and a growing number of customer interactions are conducted electronically.

Telecom owns and operates 29 retail stores across the country to provide face-to-face sales and service for all telecommunications device and technology needs. These stores are primarily consumer-segment focused but also provide some support for smaller business customers. Telecom has exclusive relationships with approximately 120 independent Telecom dealers in New Zealand and partnerships with a number of major New Zealand retailers, which adds approximately 350 additional retail Points of Presence throughout New Zealand.

Telecom also engages a range of third party sales specialists to provide additional channels to market, for example, outbound call centres.

Business Retail Channels

Retail/Direct/Online/Other

Telecom works with a range of partners, integrators, resellers and associations to provide its business customers with a range of sales and service channels such as retail stores, direct account management and contact centres. Telecom has developed and enhanced its relationships with the Computerland regional franchises in its role as Telecom’s IT sales force outside of the main centres, under the Gen-i brand.

Consumer and Small Business Enterprises

A similar approach to that taken in the consumer segment is taken to servicing customers in the consumer and small business segments, with a range of phone, online, paper and face-to-face channels being utilised. They include sales, after sales service, faults, billing, credit, 0800 and via Telecom’s main website.

Corporate and Medium Enterprises

Customers in the corporate and medium enterprises segments are account managed by channel units, which provide products and customer service to Telecom’s business and public sector customers. These units principally fulfil sales and service and account management functions and also manage products specially designed for their customers.

Telecom’s business customers are expanding their use of integrated technology services on the back of the productivity and cost saving gains made from successful implementations. A key part of this is customers’ increase in uptake of mobile applications, supported by Telecom’s strong focus on the integration of mobile, fixed and ICT technologies. Overall account management responsibility for more than 50 of Telecom’s largest corporate customers is performed by the Gen-i account management teams, given the sophisticated ICT needs of these customers. In addition, Telecom expects that customers in the medium enterprise market will increasingly self-select Gen-i as their preferred provider of telecommunications and productised IT services.

Telecom has a dedicated Trans-Tasman corporate sales team in Australia, as part of the Gen-i group. This provides an integrated customer view across the two countries, as well as providing further opportunity to utilise expertise in Telecom’s New Zealand business in the Australian market.

Retail Market Structure and Competition

Telecom’s principal competitors are affiliates of large multi-national corporations with substantial resources, including Telstra, and its New Zealand subsidiary, TelstraClear, Vodafone Group Plc. through its subsidiary Vodafone, and IBM. Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities, as well as additional competitors entering the market. Smaller competitors are also actively marketing alternative access technologies to residential and business customers. Telecom believes further declines in prices for many products and services can be expected.

Telecom has extensive interconnection arrangements with other network operators and service providers, such as CallPlus Limited, Compass Communications, Worldxchange, ihug Limited and TeamTalk Limited. These agreements cover international services, national and local voice services, data services, mobile services, internet services, and mobile trunked services.

The changes introduced by the Telecommunications Act 2006 will have the effect of facilitating increased levels of competition in Telecom’s consumer and business fixed market segments. The requirement to provide competitors with access to Telecom’s LLU and naked DSL services provides them the inputs required to develop their own products and services in competition with Telecom.

Telecom’s competitors have recently begun to introduce aggressive marketing propositions including low-priced bundles of local access, calling and broadband internet services in order to acquire customers in advance of introduction of new regulated services, in particular LLU and naked DSL.

Telecom’s retail customer base

The breakdown of Telecom’s New Zealand retail customer numbers as at the end of each of the last three financial years is shown in the table below.

	As at 30 June
	2007 000s	2006 000s	2005 000s	2007/2006 % change	2006/2005 % change
Access lines
Residential	1,285	1,346	1,360	(4.5)	(1.0)
Business	253	253	256	—	(1.2)
Centrex	63	66	68	(4.5)	(2.9)
Mobile Connections	1,977	1,703	1,601	16.1	6.4
Broadband connections	440	335	223	31.3	50.2
Dial-up internet customers	238	310	374	(23.2)	(17.1)

Access and local calls

Telephone access and local calls can be provided by competitors that interconnect with Telecom.

Some of these interconnecting operators have the ability to offer local services. In most cases Telecom has call re-address agreements in place enabling competitors to provide customers the option of changing between local service providers without needing to change telephone numbers. A regulated local number portability service, introduced in April 2007, requires Telecom to provide a fully functional number portability service and would require Telecom’s competitors to provide reciprocal portability. Telecom has also entered into a number of wholesale service agreements for the provision of wholesale services to carriers other than TelstraClear.

Telecom expects to face growing competition for access services from wireless network providers. Vodafone is expected to launch an integrated mobile, local access, calling and wireless broadband product via its mobile network within 12 months that will allow customers to completely sever their relationships with Telecom.

TelstraClear recently ceased its deployment of a 3G HSDPA mobile network in Tauranga (a medium-sized urban centre) that it had intended to use to deploy fixed-wireless voice and data services.

National long distance and international calling

Numerous competitors exist in New Zealand that compete in the national long distance and international calling markets.

In addition to those companies, with which Telecom has interconnection arrangements, numerous other organisations offer voice calling services from overseas or by re-selling services from network operators in New Zealand. Internet service providers also compete strongly in the calling market, offering internet, calling, and in some cases, access bundles.

There is increasing activity both within New Zealand and internationally around internet-based voice services which offer attractive calling offers to existing internet users through use of VoIP technology. There are predominantly two types of VoIP services:

•	software client-based VoIP products that work on personal computers (for example, Skype); and

•	hardware-based VoIP services that rely on an adapter to route calls over the internet (and/or the PSTN if needed).

Typically these products offer free calling to other users of the same service or heavily discounted calling rates to traditional PSTN phone numbers in all national and international calling destinations. While these services typically appeal to cost-conscious and technologically capable people, they are becoming more widely adopted. The introduction of UBA services, including naked DSL (the provision of a broadband service without the requirement to take a voice access line), is expected to significantly improve the attractiveness of VoIP offers and therefore add increased competitive pressure in the calling and access markets.

Dial-up internet access services

Approximately 90 ISPs operate in New Zealand and many of these have customer access through the Telecom network using 0867 and 0873 dial-up numbers provided by Telecom Wholesale. Currently competitors are aggressively targeting the dial-up customer base with low priced dial-up offers with either very high or unlimited usage caps.

Broadband services

Telecom faces increasing competition in the broadband services market. TelstraClear now offers fibre, cable and DSL broadband services to businesses in metropolitan centres and some regional centres. These services are offered through TelstraClear’s xDSL, fibre and hybrid fibre infrastructure. TelstraClear also has the ability to sell ADSL services through a wholesale arrangement with Telecom.

Telecommunications Act 2006

The Telecommunications Act 2006, which allows third parties access to Telecom’s copper local loop, means that in the near future Telecom’s broadband competitors will have:

•	wholesale access to the same broadband access products as those offered by Telecom retail units;

•	access to Telecom’s local telecommunications exchanges to install their own DSL equipment (for example, DSLAMs) – allowing competitors to avoid using Telecom wholesale products; and

•	a standalone wholesale internet DSL product that does not require a customer to have a local service voice access line (also known as ‘naked DSL’).

Telecom expects that competitive activity in the broadband market will increase significantly as operators seek to quickly capture market share. As with dial-up activity, Telecom expects that competitors will seek to capture calling revenues with attractively priced broadband offers.

There is also growing competitive activity in the broadband market from high-speed wireless services offered by providers such as Woosh Wireless Limited and Vodafone. Vodafone’s mobile network capability gives it the ability to offer full broadband services to its customers – primarily in metropolitan areas. Vodafone is already targeting new and existing broadband customers with mobile broadband products that are priced at a premium to equivalent Telecom DSL products, particularly for high-usage plans. Vodafone has also recently stated that it is changing its global strategy away from a mobile-only strategy, which has been reflected in New Zealand in its 2006 acquisition of ISP ihug from its Australian parent iiNet Limited. State-owned Kordia has recently acquired Auckland ISP, Orcon, and is expected to use it as a channel for its wireless broadband wholesale network.

Mobile telecommunications services

There are currently two mobile network operators in New Zealand – Telecom and Vodafone. Telecom operates a CDMA service. Vodafone operates a UMTS/GPRS/GSM mobile network which competes with Telecom’s CDMA EV-DO offering.

NZ Communications Limited is also intending to deploy a 3G network in Auckland city, and potentially other major cities, in partnership with Huawei Technologies Co. Ltd.

Data services

There is significant competition in the data market, particularly in those products and services that are currently experiencing growth (for example, DSL and IP services). TelstraClear is Telecom’s main competitor owing to its network reach to the majority of metropolitan and urban locations. There are also niche operators which provide competition in specific locations, segments and products.

Payphones

Competition in the payphone market arises in the form of substitutes, principally calling cards and mobile phones. This competition will intensify with the increased market penetration of mobile phones, and greater activity and lower entry barriers for calling card operators.

Telecom Principal Products and Services – Wholesale

Telecom Wholesale will undergo significant change in 2007 and 2008 as a result of the requirements of the Telecommunications Act 2006, with respect to the provision of new regulated wholesale services (LLU and UBA) and operational separation requirements. Telecom Wholesale currently focuses on providing interconnect, wholesale, and retail-based services in terms of products, provisioning, and customer service to Telecom’s wholesale customers who include carriers, ISPs, resellers and broadcasters. Telecom Wholesale also actively seeks growth opportunities with its customers for unregulated services. Within Telecom Wholesale specialist fault management and provisioning teams have been established to handle service fulfilment and faults resolution for wholesale customers. In addition, going forward, Telecom Wholesale will be required to sell a range of wholesale broadband services (for instance UBA services, including naked DSL) to Telecom’s retail businesses and third party access seekers under an “equivalence of inputs” framework that requires the delivery of products on equal terms with regard to aspects such as product capability, pricing, process and timing. Responsibility for the provision of LLU services will be with the Access Network Services (ANS) business, which is yet to be established.

Wholesale Business Unit – Channels

Most wholesale customer contact by Telecom Wholesale happens electronically. This reduces costs for both Telecom Wholesale and its customers. Telecom Wholesale also provides Business-to-Business (B2B) interfaces into its faults and provisioning systems. These provide connections for Telecom Wholesale customers into Telecom’s systems, reducing double-handling and the potential for errors.

Wholesale Market Structure and Competition

Competition in the wholesale market has also increased with the entry of energy companies into the communications market. Vector Communications Limited has high-capacity fibre optic networks in central Auckland and Wellington and an extensive network in south Auckland. Vector currently only operates in the wholesale market. Another participant in the wholesale market is Kordia Limited, formerly known as Broadcast Communications Limited, which operates a wireless network for the provision of wholesale access services. Telecom is acquiring wireless services from Kordia to increase its rural broadband product portfolio.

TelstraClear is a significant wholesale competitor particularly in relation to services utilising its national backbone network. This includes services such as national calling and wholesale data services.

Wholesale customer base

The breakdown of Telecom’s New Zealand customer numbers as at the end of each of the last three financial years is shown in the table below.

	As at 30 June
	2007 000s	2006 000s	2005 000s	2007/2006 % change	2006/2005 % change
Access lines
Residential	118	68	57	73.5	19.3
Business	50	50	49	—	2.0
Broadband connections	165	100	35	65.0	185.7

Australia

Australian Business Unit strategy

Telecom’s subsidiaries in Australia can generally be thought of as alternative telecommunications service providers. Telecom’s goal in the Australian market is to deliver growth through the execution of on-net and service-layer strategies, together with focused product and channel strategies. The on-net strategy is centred on leveraging proprietary network infrastructure to improve underlying economics. A service orientation requires a proportionately higher investment in IS and people capability and requires a detailed understanding of niche market segments, and differentiated pricing, service and delivery models. Product and channel strategies are concerned with the rationalisation of existing products and channels with a focus on increasing ‘go to market’ effectiveness and efficiencies.

Successful execution of the above strategies is designed to differentiate Telecom’s business from the traditional players, by creating value in offerings that extend beyond pure connectivity.

In support of its on-net strategy, which is to improve its access economics and network scale, Telecom acquired 100% of PowerTel, an Australian Securities Exchange (ASX) listed entity for A$326 million. PowerTel operates an established national voice and data network carried over a purpose-built, fibre-optic backbone with a focus on provision of voice, data, and internet solutions to the Australian corporate and wholesale market. Telecom expects that the acquisition will generate synergies by increasing on-net traffic and cost reductions, which may be offset in the short term by integration costs.

In addition, PowerTel owns 17.4% of ASX listed iiNet and 10.2% of ASX listed Macquarie Telecom Limited (Macquarie Telecom). iiNet is an ISP and offers a variety of internet and communication (primarily VoIP) services to residential customers across Australia, whereas Macquarie Telecom is primarily a supplier of voice, data, mobile and hosting solutions to business and government sectors.

PowerTel also has an exclusive wholesale arrangement in relation to iiNet’s ADSL2+ network, which increases PowerTel’s potential DSLAM footprint to approximately 300 exchanges. PowerTel’s network ownership, coupled with the exclusive wholesale arrangement with iiNet, means that Telecom’s subsidiaries in Australia may decrease dependency on reselling services from Telstra, which is the incumbent telecommunications company in Australia, and provide an advantage over non-infrastructure based and limited infrastructure-based competitors.

As part of the integration of its Australian subsidiaries, Telecom appointed Paul Broad, previously the Managing Director of PowerTel, as the CEO of its Australian operations. The Australian business has been reorganised into four functional areas:

•	Sales – comprising Consumer & Small Enterprise, Wholesale and Business (Gen-i and AAPT Business Solutions);

•	Network – comprising network and IT operations;

•	Shared Services – comprising shared functions, e.g. billing, credit, customer care and provisioning; and

•	Corporate – comprising support functions, e.g. finance, strategy and human resources.

Larger business customers in Australia will still be serviced through a single Trans-Tasman business unit. The largest customers will be managed under the premium customers’ sub-unit (Gen-i), which includes the telecommunications outsourcing arrangement with the Commonwealth Bank of Australia. A new agreement was signed to extend Gen-i’s existing telecommunications services relationship with Commonwealth Bank of Australia to February 2009. Gen-i has been providing Commonwealth Bank of Australia with the majority of its managed telecommunications services since 2000. Under the current agreement Gen-i will provide Commonwealth Bank of Australia with managed voice and data services to all its staff in Australia. In addition, Gen-i will also participate in the development of a long-term strategy for Commonwealth Bank of Australia’s telecommunications and IT services.

Other customers attracting direct account management are managed under AAPT Business Solutions. AAPT Business Solutions offers a full suite of flexible communications solutions for the voice, internet, data, mobility, hosting and call centre requirements of corporate and public sector customers.

Gen-i and AAPT Business Solutions’ marketing strategy is to take advantage of Telecom’s integrated IP network to provide a range of business applications such as VoIP and “best-in-class” reporting tools that offer a transparent view of communications costs and solutions for mobilising a workforce.

As part of the service layer strategy, Consumer & Small Enterprise has commenced a transformation programme (or the Hyperbaric project). The overall objective for the programme is to improve AAPT’s service capability, adopting best practice operating models and processes enabling automation of certain activities. Consumer & Small Enterprise delivered the first release of the Hyperbaric project in June 2007, with new functionality to be delivered in a staged release from June 2007 onwards. It is anticipated that the Hyperbaric project will enable the consolidation of hundreds of back-end systems to one state-of-the-art web interface, allowing AAPT to deliver simple product offerings which provide customers with the best-value deals as the market demands them. Hyperbaric is expected to deliver long term financial advantages, with the ability to scale rapidly at a relatively low cost. Implementation of the Hyperbaric project represents a significant step towards a more sustainable business for Telecom in Australia, although the financial year ended 30 June 2008 will likely be impacted by customer migration challenges, and large-scale organisational change to accommodate the new business model.

As part of the reorganisation of Consumer & Small Enterprise’s operations, a new call centre was established in Sydney, New South Wales and two existing call centres in Bendigo, Victoria and Robina, Queensland were transferred to a third party operator, Excelior. With the transfer of the call centre operations comes the start of an outsourcing arrangement with Excelior, whereby the Bendigo and Robina call centres will continue to service AAPT’s existing customers until they are migrated onto the Hyperbaric platform, targeted for completion by the end of 2007 (calendar year).

Consumer & Small Enterprise is targeting customers with bundled offers that build scale around Telecom’s voice and IP infrastructure. It has continued to grow the number of customers who have acquired a bundle of services in the year to June 2007. In line with Consumer & Small Enterprise’s strategy to increase profitability by transitioning all of its residential customers to bundled services, the consumer mobile base (post-paid and unbundled), of approximately 35,000 customers, was sold to CS Mobile Pty Ltd on 1 July 2007.

New Consumer & Small Enterprise customers are acquired predominantly through inbound channels. Targeting existing customers for bundles is done using both outbound and inbound campaigns from AAPT’s own call centres. Marketing communications programmes including advertising, face-to-face, direct mail and telemarketing are used to support Australian customer acquisition and retention goals. Cross-selling and up-selling of services to customers is achieved through in-house call centres. In the year ended 30 June 2007, AAPT has narrowed its channels to market by eliminating external outbound call centres and door-to-door channels due to the high customer churn levels associated with these channels. Instead, AAPT has increased online acquisitions of customers by leveraging the capabilities of the Hyperbaric platform.

As part of its integration with PowerTel, AAPT has ended Alcatel-Lucent’s contract to manage its network and brought the network management in-house. This will result in a reduction in network management-related costs and an increase in overall control over the network.

Telecom’s principal products and services

Through its Australian operations, Telecom provides a range of fixed voice, data, internet and mobile telecommunications services to consumer, business, corporate, Government and wholesale customers.

Telecom’s Australian revenues for each of the last three financial years, broken down by major products, are shown in the table below.

	Year ended 30 June
	2007* $m	2006 $m	2005 $m	2007/2006 % change	2006/2005 % change
Local service	35	32	38	9.4	(15.8)
National calling	282	318	357	(11.3)	(10.9)
International calling	92	99	92	(7.1)	7.6
Interconnection	41	42	43	(2.4)	(2.3)
Mobile	79	95	129	(16.8)	(26.4)
Data	140	164	188	(14.6)	(12.8)
Broadband and internet	160	112	91	42.9	23.1
Resale	399	363	336	9.9	8.0
Miscellaneous other	82	80	80	2.5	—
Total revenues	1,310	1,305	1,354	0.0	(3.6)

*	Revenue for 2007 includes PowerTel’s revenue for the period from 9 May 2007 to 30 June 2007.

For further information on Telecom’s revenues by major products and services categories for Australia, see “Item 5 – Operating and Financial Review and Prospects”.

Local service

Telecom only generates a limited amount of local service revenue in Australia owing to the limited number of customers who are currently directly connected to its infrastructure. It is expected that the proportion of customers directly connected will increase over time in line with its on-net strategy. Telecom’s subsidiaries resell Telstra’s local service products to a large number of their customers (this is included in resale revenue below).

National calling

Across Australia, Telecom provides a range of voice services to all consumer segments, to all Australian destinations and to international destinations. Telecom either owns or leases a high-speed inter-capital fibre network between major cities to carry both data and voice.

In addition, existing long distance customers who have pre-selected one of its subsidiaries are automatically provided with fixed-to-mobile services by the subsidiary, as long distance and fixed-to-mobile services are not unbundled in Australia. Calls made from a fixed wire phone to mobiles are carried over Telecom’s network, and terminated on a mobile network. Telecom pays an interconnect fee to mobile operators to terminate calls on their networks.

International calling

Australian international calling revenue is primarily derived from long distance traffic carried by undersea cable or by satellite to and from Australia, both for retail customers and for wholesale customers, such as calling card providers.

Interconnection

Interconnection revenue arises where Telecom’s subsidiaries terminate calls originating on other carriers’ networks, be they fixed line or mobile.

Mobile

AAPT retails mobile services as a reseller of Vodafone Australia mobile products. In November 2001, AAPT and Vodafone Australia signed a network services agreement. Under this agreement AAPT purchases capacity at wholesale prices and connects to Vodafone Australia’s network while continuing to market its mobile services to customers through the AAPT brand. AAPT no longer actively markets mobile as a stand-alone product, now selling mobile predominantly in combination with fixed line products.

Data

Telecom owns and operates a large, secure, MPLS IP network that is used to provide nationwide internet and VPN services. Gen-i Australia uses this network to support key accounts such as the Commonwealth Bank of Australia. This network also supports Telecom’s VoIP services and forms a central part of its strategy of moving towards an all-IP network that will consolidate all internet, VPN, ATM, frame-relay and voice services onto a single transport infrastructure.

Broadband and Internet

Currently, AAPT derives revenue in the Consumer & Small Enterprise market by providing dial-up internet access as well as reselling Telstra’s broadband service (ADSL). These services are primarily marketed as part of a bundle with voice services. The business division derives revenue from providing internet access to corporate and public sector customers, while the wholesale division generates revenue by wholesaling services to other ISPs, who in turn resell their services to retail customers. In the business market, Telecom’s subsidiaries resell both Telstra and Optus for internet access as well as direct connections for their IP-VPN and data services.

In Australia, Telecom has 40 ADSL2+ exchanges supplemented by a further 290 ADSL2+ exchanges from iiNet, with whom it has an exclusive wholesale agreement (through PowerTel). Currently these exchanges supply consumer grade products. However, business internet services will be added in the first quarter of 2008 when symmetric transmission speeds are enabled. Consistent with Telecom’s on-net strategy, it is expected that over time the mix of on-net services (including high-speed broadband) will increase as compared to the reselling of Telstra and Optus’ services.

Resale services

Telecom resells Telstra’s local call services to customers not directly connected to its network. This service is principally marketed to customers as part of a bundle with other services, particularly calling services.

Targeting full service customers continues to be an important strategy for Telecom’s consumer business, given the positive effects of full service on-churn reduction.

VoIP

Telecom’s Australian subsidiaries currently have multiple product capabilities to provide VoIP services to customers. A process of rationalising its VoIP products is underway to integrate the product offerings of AAPT and PowerTel.

Industry Structure and Competition

Competition for the provision of telecommunications services was deregulated in Australia from 1 July 1997 with the introduction of a package of legislation. This legislation introduced a number of changes to the existing regime, including:

•	the removal of barriers to entry into the telecommunications infrastructure market;

•	an industry-specific access regime that allows third parties access to certain telecommunications services;

•	an industry-specific rule to regulate anti-competitive conduct; and

•	increased emphasis on industry self-regulation.

Since the introduction of these legislative changes there has been a significant increase in competition in telecommunications markets, particularly in the provision of long distance national and international voice and mobile telecommunications services, and long distance national and international data services to businesses.

Demand for telecommunications services is forecast to continue to grow in the foreseeable future. In particular, there is a demand for more bandwidth intensive products with lower growth for basic voice services. Price reductions, which have already been seen in the market for long distance and local fixed wire services, are expected to continue.

While voice is expected to continue as the most significant revenue contributor to the Australian industry, demand for data carriage and managed services is expected to grow over the medium term approaching voice in volume and revenue. In anticipation of this growth in data traffic, substantial investment in high capacity networks has taken place in recent years, leading to an over-supply of bandwidth capacity. This imbalance has resulted in downward pressure on prices, particularly over metropolitan and long-haul routes accessible by commercial users.

The Consumer & Small Enterprise market in Australia is on the cusp of change driven by the emergence of technologies enabling faster and better existing services and new services for the end customer as the benefits of integration driven by convergence are realised. These types of technologies include VoIP, 3G and high-speed broadband (ADSL2+ or wireless technologies). Telecom’s acquisition of PowerTel (and PowerTel’s exclusive wholesale agreement with iiNet) has enabled it to offer competitive high-speed broadband and VoIP services. Telecom intends to secure access to suitable third party infrastructure to enable its Australian subsidiaries to offer 3G services.

While still in its infancy for the Consumer & Small Enterprise market customer, VoIP will exert further downward price pressure on the margin rich voice calling part of AAPT’s business. AAPT’s pricing principles around voice are taking into account the impact VoIP will have on its business.

The pricing pressure in both voice and data segments of the market have recently impacted the performance of all market participants. This has resulted in the exit of some smaller participants and consolidation among other participants. Many expect that further consolidation of the second and third tier markets will occur in due course.

There are approximately 140 carriers licensed to maintain their own telecommunications infrastructure and to provide services to the public in Australia. The Australian Communications and Media Authority currently has responsibility for administering the carrier licensing regime and there is no limit on the number of carrier licences that it may grant. Of the existing licensed carriers, there are currently three main facilities-based competitors to AAPT – Telstra, SingTel Optus and Vodafone Australia – as well as other competitors such as Hutchison Telecommunications (Australia) Limited. The local call market remains dominated by Telstra, as it owns most of the domestic local loop network. Duplication of the Telstra fixed network is not economically feasible in many parts of Australia. Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

In a challenge to the current access regime, Telstra has moved to seek a declaration from the High Court in Australia that the current telecommunications access regime to the extent that it requires Telstra to provide access to Unconditioned Local Loop (ULL) and Line Sharing Service (LSS) is constitutionally invalid.

In addition, the Government and the industry are currently engaged in debate over the building of a national high-speed broadband network. In November 2005, Telstra indicated that, given the technological limitations of DSL to provide broadband at reliable speeds over distances of more than 1.5 kilometres from the local exchange, it intended to spend approximately A$3 billion to deploy a fibre to the node (FTTN) network. However, Telstra’s proposal would effectively render significant parts of the infrastructure of its competitors (including Telecom’s Australian subsidiaries) obsolete. This factor, along with issues around terms and conditions of access by third parties to the FTTN, resulted in a rival proposal from the Group of Nine (G9). The Optus-led G9, comprises a group of carriers who are Telstra’s competitors, and includes Telecom’s Australian subsidiaries. While a recent Government policy decision granted A$958m to an Optus/Elders joint venture to subsidise the roll out of ADSL2+ and WiMAX in regional areas, the decision on the provision of high-speed broadband access in metropolitan areas remains the subject of debate. The Government has established an Expert Taskforce to assist in conducting an open and competitive bids process in order to resolve the issue.

There is vigorous competition in the national and international long distance market, and there is a necessity to interconnect with other carriers for both national and international originating and terminating traffic.

PowerTel has an access dispute against Telstra with respect to the price charged by Telstra for its ULL service. In addition, one of PowerTel’s subsidiaries, Request Broadband Pty Ltd, is engaged in an access dispute against Telstra with respect to the price charged by Telstra for its ULL and LSS. A stated case has been agreed by the parties, and the hearing is expected to be held in the period between November 2007 and March 2008.

REGULATION

New Zealand

Overview

The core telecommunications regulatory framework in New Zealand is made up of the following key elements:

•	industry-specific competition legislation in the form of the Telecommunications Act 2001;

•	the Commerce Act 1986 (antitrust law);

•	the “Kiwi Share” – one preference share held by the Government in Telecom that attaches special rights;

•	the Telecommunications Service Obligation (TSO) Deed, an agreement between the Crown and Telecom governing the supply of the universal service obligation pursuant to the Kiwi Share;

•	consumer protection laws (for example, Fair Trading Act 1986, Consumer Guarantees Act 1993);

•	the Telecommunications Carriers’ Forum, a statutory self-regulatory body that promulgates industry codes;

•	Radiocommunications Act 1989; and

•	Overseas Investment Regulations 1995.

The Telecommunications Act 2001 (Telecommunications Act) and other aspects of the regime have been subject to significant change over the last year, as set out further below.

Principal regulators

The principal regulator is the Telecommunications Commissioner (the Commissioner), who oversees the regulatory regime provided for by the Telecommunications Act (see below) and sits as an industry-specific branch of the Commerce Commission, New Zealand’s competition regulator. The Commerce Commission also oversees the Commerce Act, antitrust law and consumer protection law, such as the Fair Trading Act.

A new Commissioner was appointed in July 2007 and he is faced with a heavy workload as a consequence of the Telecommunications Act 2006.

There are also two industry self-regulatory bodies, being the Telecommunications Carriers’ Forum, which was set up under the regulatory regime to promulgate industry codes, and the Number Administration Deed, a self-regulatory body set up to administer the phone numbering scheme.

Industry-specific competition regulation – Telecommunications Act

The introduction of the Telecommunications Act in 2001 created a telecommunications industry-specific regulatory regime in place of a comparatively deregulated environment governed by general antitrust law. The design of the regulatory regime under the Telecommunications Act was relatively light-handed, providing limited powers for the Commissioner to make determinations on access disputes between individual parties, in addition to:

•	determining the net cost and allocation of the cost of Telecom’s universal service obligation under the TSO Deed;

•	monitoring compliance with the service obligations recorded in the TSO Deed;

•	investigating whether services that are currently unregulated should be regulated and added into legislation in addition to services that are already regulated; and

•	approving technical telecommunications access codes drafted by the Telecommunications Carriers’ Forum (an industry self-regulatory body set up for this purpose).

Key changes to the Telecommunications Act made in 2006 by the Telecommunications Amendment Act (No. 2) (Telecommunications Act 2006) (in addition to operational separation, accounting separation, unbundling, and the extension of unbundled bitstream services which are discussed below) include:

•

Increased information-seeking powers: The Telecommunications Act 2006 grants the Commission significantly increased information-seeking powers. This increased access to information about Telecom’s operations could result in further regulatory interventions, including areas of Telecom’s business not previously subject to regulation, which is likely to lead to increased compliance costs for Telecom.

•

Changed role of the Commerce Commission: The Telecommunications Act 2006 changes the Commerce Commission’s role from one of a reactive enforcement body to a mandatory role monitoring competition and overall performance of telecommunications markets and making information about these issues publicly available. The Commerce Commission has been granted the ability to initiate sector reviews. This is likely to have the effect of increasing both the scope and extent of future regulatory activity.

•

Increased enforcement powers: The Telecommunications Act 2006 introduces a punitive regime consisting of enforcement and penalty provisions under which Telecom may be subject to large fines of up to NZ$300,000 for each breach. In addition, Telecom may incur a fine of up to NZ$1 million for each breach of the accounting separation provisions. There are also further penalties that may be imposed for continuing breach (NZ$50,000 a day for breach of the accounting separation provisions and NZ$10,000 for any other provisions). Under this regime, Telecom’s compliance costs are likely to increase.

Operational Separation

Under the 2006 changes to the Act, the Government is required to determine how Telecom will be operationally separated. The Minister is required to issue a determination, setting out requirements for operational separation. Telecom is then required to draft a separation plan which complies with requirements set out by the Minister. The Minister’s determination is to contain certain mandatory requirements, but also may contain some discretionary requirements.

The mandatory requirements include:

•	Separation undertakings are not required to be given in respect of services other than relevant services (which are to be defined by the Minister).

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Telecom must establish three separate business units: an access network business unit (ANS) (which will control the local access and regional backhaul network), a separate regulated wholesale unit and separate retail unit/s.

•	ANS is to be operated on a stand-alone, arms-length basis from any other business unit in relation to relevant services.

•	The regulated wholesale must be operated on an arms-length basis from any other business unit in relation to relevant services.

•	All retail units must be operated on an arms-length basis from any other business unit in relation to relevant services.

•	Telecom must not operate any business units in a manner that undermines the arms-length requirements or the ANS stand alone requirement.

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Telecom must supply relevant services on an equivalent, responsive and transparent basis. Equivalence is defined as “supply of wholesale telecommunications services and access to Telecom’s network so that third party access seekers are treated in the same or an equivalent way to Telecom’s own business operations, including in relation to:

•	pricing;

•	procedures;

•	operational support;

•	supply of information; and

•	other relevant matters.

Equivalence will apply to relevant services only and it will apply to relevant services supplied by both ANS and wholesale.

•	Telecom must have systems, procedures, and processes that require:

•	compliance with the separation plan;

•	monitoring of, and reporting on compliance with, the separation plan by an independent oversight group that has a majority of members that are independent of Telecom; and

•	the development of performance measures relating to compliance with the separation plan, audit, and other checks of compliance with the separation plan.

•	The separation plan must specify a separation date.

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Each separation plan given to the Minister by Telecom must be accompanied by a certificate signed by at least two directors of Telecom certifying that the directors are satisfied that the plan complies with the mandatory requirements and any determination of the Minister.

•	Separation undertakings are not required to be given in respect of services other than relevant services.

•	The Minister must determine further requirements with which the separation plan must comply. These may include the requirements in the discretionary list.

The discretionary requirements include:

•	The separation plan may specify the precise outcomes and objectives the undertakings are required to give effect to.

•	The separation plan may specify the matters that must be addressed by Telecom’s undertakings, and minimum standards.

•	The services the separation plan should apply to and how those requirements should be applied.

•	How ‘relevant services’ should be defined – there is no requirement to list individual services, with a general description of type or class being sufficient. Suggestions are:

•	all broadband services and all services delivered over parts of the PSTN, (e.g. local loop);

•	all Schedule 1 services;

•	all services that are the subject of a registered undertaking; and

•	all replacement services for any of the above.

•	The plan may also specify which services or types of services are not relevant services.

On the application of the Commerce Commission or party, the High Court may order Telecom to pay the Crown a pecuniary penalty of up to NZ$10 million for breach of a separation undertaking without reasonable excuse. A further penalty of NZ$500,000 a day (or part of a day) may be imposed for a continuing breach. The Commerce Commission may also apply to the High Court for an order restraining Telecom from engaging in conduct that is likely to breach the undertakings.

The Minister may amend the plan with or without Telecom’s agreement. This includes changing out services in the “relevant services” category, and any other variation up to and including issuing a new separation plan. Telecom can vary the plan only with the Minister’s agreement.

In April 2007, the Ministry of Economic Development released a consultation paper on Telecom’s operational separation. Key aspects of the consultation paper are the separation by means of governance structures of the network business from the wholesale or retail business and the requirement to provide bottleneck services from Telecom’s network and wholesale divisions to Telecom’s retail division on an equivalent basis in price and non-price terms as set out above.

Telecom is currently awaiting a determination from the Government concerning the final form of operational separation. Recent discussions with officials from the Ministry of Economic Development have focused on a form of operational separation based on the consultation paper and which addresses a range of issues, including governance and timeframes for implementing equivalence in the delivery of regulated services. These discussions have been constructive and Telecom currently anticipates it will be able to submit a workable separation plan to the Minister before the end of 2007 that complies with the Minister’s determination.

The new operational separation requirements will involve substantial establishment costs. Telecom’s current estimates are for incremental capital expenditure of approximately NZ$200 million over the four years ending 30 June 2011 and estimated ongoing operating costs of NZ$20 to $30 million in the 2008 financial year, rising to approximately NZ$40 million per annum over the four years ending 30 June 2011. These estimates are preliminary and subject to change depending on the final form of operational separation adopted. There are also risks around Telecom’s ability to produce an acceptable separation plan and to ultimately implement that plan.

Local Loop Unbundling

The designation of LLU as a new regulated service requires Telecom to lease copper loops (meaning the copper going from Telecom’s exchange or street-side cabinet to an end-user’s building) to access seekers. Access seekers will then be able to connect the end-user’s local loop to their own equipment co-located in Telecom’s exchange and use their own network to provide services, such as broadband, to their customers.

Pricing is set by the Commerce Commission in two steps – an initial and a final price. The initial price for lease of the local loop is calculated by benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. If dissatisfied with the benchmarked price, any party may then seek a final price. The final price is likely to be backdated and is to be calculated in accordance with a total service long run incremental costs (TSLRIC) price methodology.

On 31 July 2007, the Commerce Commission issued a draft decision on price and non-price terms for Telecom’s local loop service. The initial benchmarked price was determined at NZ$16.49 in urban areas and NZ$32.20 in non-urban areas. This is an interim decision based on international benchmarking in comparable countries. The Commerce Commission has chosen the 50th percentile of those comparators. Deaveraging of loop pricing for unbundled loops is not unusual internationally.

Telecom believes the prices determined by the Commerce Commission are lower than its actual costs and will make submissions to this effect. Telecom has the opportunity to make two further sets of submissions and there may also be a hearing, although this has not been confirmed. A final decision is expected in early November.

Once a final decision has been issued on the benchmarked price, Telecom is entitled to ask for a price review in accordance with its TSLRIC. The Commerce Commission is then required to ask Telecom to model its costs, and issue a decision regarding Telecom’s real, rather than benchmarked, cost. Any price review is backdated to the date the initial benchmarked price was implemented.

The Act requires the LLU price to be “relative” to the UBA price (see below) in order to encourage Telecom’s competitors to build their own networks in high density areas rather than rely on wholesale services. The Commerce Commission is therefore required to ensure that competitors’ margins are significantly better using unbundled loops than using more complete intermediate wholesale inputs.

Given the deaveraging of loop pricing, it is likely that Telecom will experience increased competition in urban areas from service providers utilising LLU. It may also lead to further retail price competition. The impact on Telecom’s future financial performance will be dependent on the final determinations, and the resulting competitive responses. Should the pricing for LLU remain in line with the draft determination the impact on Telecom’s future financial performance and investment programmes will be significant, particularly beyond the financial period ending 30 June 2008.

Unbundled Bitstream Access Services (UBA)

Unbundled Bitstream Service (UBS) has been regulated in some form since 2004. It is a wholesale intermediate input which connects access seekers to Telecom’s fixed PDN from the end-user’s building to Telecom’s first data switch (other than a DSLAM) and supports basic retail data services such as broadband-based internet and similar applications. The 2006 Act changed the UBS service description to create a new service called Unbundled Bitstream Access or UBA. The Telecommunications Act 2006 now enables access seekers to apply for UBA without a voice service attached (in other words, UBA is available as a naked DSL service). This allows substitution of fixed voice access services by mobile services and VoIP services.

As for LLU, there is a two-stage pricing process for UBA. The initial price for UBA (with or without voice service) is retail-minus. It is calculated by taking observable retail prices in the New Zealand market, less a discount benchmarked against discounts in comparable countries that apply retail prices minus avoided costs saved pricing in respect of the service. If either party is dissatisfied with the benchmarked price, they may apply for a final price, to be calculated by taking the retail price, minus a discount comprising avoided costs saved where Telecom faces limited or lessened competition in a market, or minus a discount comprising actual costs saved in a case where Telecom does not face limited or lessened competition in a market.

As with LLU, the Commerce Commission must have regard to the relativity of pricing between this service and Telecom’s unbundled copper local loop network service. Similar risks and uncertainties apply to UBA pricing as to LLU pricing in this respect.

On 29 August 2007, the Commerce Commission issued a draft determination on price and non-price terms for Telecom’s UBA services. The Commission’s draft determination sets out an average price for clothed UBA and de-averaged charges for naked UBA in urban and non-urban areas. The Commission used the retail minus pricing principle in setting these prices. The de-averaged charges are consistent with the Commission’s proposed de-averaged LLU prices. The Commission’s draft pricing for UBA creates a gap between LLU and UBA that is likely to create incentives for some access seekers to take up LLU services rather than UBA.

The Commission is proposing to regulate only the full speed versions of the UBA service at a price which may put some downward pressure on Telecom’s upper end full speed broadband services. Also, the availability of enhanced UBA services (which provide real-time capability) is likely to increase substitution of fixed voice access services with mobile and VoIP services potentially exacerbating pressure on the profitability of Telecom’s fixed line business.

The Commission has proposed implementation timeframes for delivery of the UBA services that Telecom considers are unrealistic.

This draft determination is an interim decision and Telecom has the opportunity to make two further sets of submissions. There may also be a conference on the matter, although this has not been confirmed. The Commission’s final determination is expected in early December.

Expected timing and process for LLU and UBA Standard Terms Determination

Both UBA services and LLU and their associated transport services (which involves linking LLU and UBA to wholesale customers’ own networks), and (in the case of LLU) co-location, services are being determined by the Commerce Commission in a series of standard terms determinations, which are currently in progress.

The Commerce Commission is undertaking further consultation and receiving submissions in relation to its draft determinations for LLU and UBA. The Commerce Commission aims to have concluded the LLU and UBA determinations by September 2007 and December 2007, respectively. Accordingly there remains some uncertainty.

Information Disclosure and Accounting Separation

The Telecommunications Act 2006 gives the Commerce Commission the power to require Telecom to prepare and disclose information about the operation and conduct of its wholesale and retail business activities as if those activities were operated as independent or unrelated companies. The Commerce Commission cannot finalise any of these requirements until an operational separation plan has been approved and the requirements must be consistent with that plan. Other than this, the Telecommunications Act 2006 does not prescribe the framework or methodologies to be used in preparing information, leaving this for the Commerce Commission to determine. The Telecommunications Act 2006 allows the Commerce Commission to adopt any methodology it chooses for fulfilling this requirement, including any allocation methodology.

Further Policy Reviews

In addition to the above changes, the Government has also undertaken to conduct a number of policy reviews, including:

•	Retail-minus pricing

As set out above, retail-minus pricing principles are intended to apply to all resale services and to UBA services (including naked DSL, other than UBA backhaul). A review of the retail-minus pricing principle to measure whether that regime is consistent with the overall intentions of Government’s amendments in the Telecommunications Act 2006, has been proposed and poses a key risk to Telecom that retail-minus pricing is replaced by cost-based prices across all regulated services.

•	Kiwi Share/TSO Deed

The TSO Deed records the following obligations:

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the obligation to charge no more than the standard rental for local consumer telephone service (increased consistently with the Consumer Price Index (CPI)) as it was at 1 November 1989 unless overall profitability of Telecom’s fixed business is unreasonably impaired;

•	a local free calling option for local consumer telephone service (including voice and dial-up data services) to be maintained for all Telecom consumer customers;

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the obligation that line rental for local consumer telephone service in rural areas will be no higher than the standard rental and Telecom will continue to make local consumer telephone service as widely available as it was at 19 December 2001; and

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in addition, under the TSO Deed, Telecom is required to meet certain minimum standards for dial-up connection to the internet from consumer phones. These include, from December 2003, that 95% of all existing consumer lines meet the 14.4 kbps connect speed and 99% of all existing consumer lines meet the 9.6kps connect speed.

The “TSO loss” that arises from providing these services to loss-making customers is assessed annually by the Commerce Commission. The loss is then shared between industry participants in accordance with their share of liable revenue.

As part of the Government stock-take announcements in May 2006, the Government announced that it intends to review the TSO. It issued terms of reference for the review in January 2007 and a discussion document on 20 August 2007. The main purpose of the review is to consider improvements to the TSO framework in the interests of telecommunications consumers in New Zealand. This includes assessing the effectiveness of the Local Service TSO. The three fundamental areas that the TSO review will focus on are as follows:

•	changes to TSO requirements for the supply of local residential telephone service;

•	whether the TSO framework has a role in improving the supply of broadband service in rural areas; and

•	changes to the rules and processes of the TSO framework to improve their effectiveness.

The scope of the review is broad and industry consultation will follow.

The Minister has released a discussion paper regarding the TSO. The paper indicates that the Ministry is considering various options for providing the TSO and is looking to expand the obligations to include rural broadband coverage.

Some of the outcomes of this review may be to require Telecom to provide additional services under the TSO including some commitment on Telecom’s part to rural broadband coverage and some increase in rural public spending on communications. The Minister’s review of the TSO may result in a fundamental revision of the subject matter of the TSO. Other outcomes may be:

•	Revised funding methodology which could further reduce industry contributions;

•	Inclusion of open tenders for TSO delivery;

•	Unfunded upgrade of the service specification, including internet access (from 14.4 kps and 9.6 kps to broadband) or basic voice;

•	Loss of CPI tracking for standard residential rental;

•	Review of emergency services provision;

•	How TSO objectives ought to be delivered allowing alternative proposals; and

•	Mains powering of customer premises equipment once the NGN is built.

•	A review of geographic price discrimination

This review is focused on Telecom’s ability to reduce prices in geographic areas targeted by new entrants as a competitive response.

•	A review of next generation technology, including network interoperability and convergence of retail services, with a view to ensuring competitive markets are not foreclosed by Telecom’s NGN

Telecom has established a voluntary industry consultation programme. That consultation will include the provision of new NGN access services and interoperability of its NGN. The Ministry’s operational separation discussion paper discussed the benefits of including NGN consultation as part of its operational separation commitments. If agreed and implemented, this review is unlikely to go ahead, and instead, Telecom would be obliged to consult with industry participants on interoperability of network and retail services in accordance with any undertakings it enters into with the Government.

Recent Determinations on Access to Regulated Services

Application by Vodafone for interconnection with Telecom’s PSTN (“local” mobile service)

Vodafone applied for a determination for access to interconnection between Telecom’s PSTN and Vodafone’s “local” mobile service (distinguished from its ordinary mobile service by the use of local numbers) network. The Commerce Commission has determined that interconnection is to be at bill and keep rates (meaning charges are netted off to zero) and prohibiting Telecom from recovering cost at retail, in order to maintain parity with Telecom’s local free calling obligation under the TSO (described above). Vodafone’s local mobile service is likely to increase competition for converged fixed and mobile services in the short term.

Determination on Local and Cellular Number Portability

On 31 August 2005, the Commerce Commission issued a determination on the delivery of number portability by the telecommunications industry. The determination set out the formula for allocating the cost of delivering portability services between access seekers and access providers of the service, the functions that must be performed by a system for delivering the services and standards to which those functions must be performed. Number portability was launched on 1 April 2007. To date, overall number portability volumes appear to be low and there has not been aggressive marketing. However, number portability is expected to increase churn between providers to some extent.

Determinations on whether to regulate further services

Under Schedule 3 of the Telecommunications Act 2006, the Commerce Commission is empowered to investigate whether services that are currently unregulated should be regulated and added into the governing legislation. The Commerce Commission has conducted the following investigations into whether further services should be regulated:

•	Mobile termination rates

The Commerce Commission recommended to the Minister mobile termination rates should be regulated. The Commerce Commission has recommended indicative prices of 15 cents, trending down to 12 cents in 2010. Termination revenues are likely to decline as will retail rates as a result. Telecom and Vodafone have both put commercial proposals to the Minister for a gradual reduction in price over a five-year period. The Minister has accepted these proposals instead of a regulated outcome.

•	Service designations

The Commerce Commission has issued a determination regulating 10 of the 13 currently regulated services in the Telecommunications Act for a further two years. The remaining services were national toll free number portability, Telecom fixed PSTN to mobile carrier pre-selection and co-location for fixed telecommunications at Kordia Limited (a Government-owned broadcaster) sites.

•	Mobile Services review

The Commerce Commission is currently investigating whether to make changes to current mobile services specifications covering national roaming and mobile co-location to make it easier for a third mobile service provider to enter the market. On 3 August 2007, the Commerce Commission released its draft report, recommending that national roaming becomes a designated (price regulated) service and is extended to cover all current and future mobile networks (the existing national roaming service being limited only to 2G networks). The Commerce Commission’s recommended initial pricing principle is benchmarking against mobile termination rates in comparable countries where a forward-looking cost-based pricing methodology is used. The recommended final pricing principle is TSLRIC. The Commerce Commission has also recommended that co-location remains a specified service. Following submissions, the Commerce Commission will prepare a final report with a recommendation to the Minister.

Telecommunications Carriers’ Forum

The Telecommunications Act also provides for an industry forum to be developed for the purpose of preparing industry codes for approval by the Commerce Commission. The Telecommunications Carriers’ Forum was formed as an incorporated society on 23 August 2002. The Telecommunications Carriers’ Forum prepares codes for regulated services in accordance with the Telecommunications Act (among other things). These codes for designated access services and specified services are intended to be confined to implementation of the access principles in the Telecommunications Act. These principles are: timeliness, non-discrimination and international best practice.

The codes for designated multi-network services only provide for the functions that must be performed by a system for determining the service and the standard to which those functions must be performed. To date the following codes have been completed or are pending:

•	co-location of Radiocommunications facilities regulated under the Telecommunications Act;

•	transfer of telecommunications services;

•	mobile content code;

•	consumer complaints code; and

•	SMS (or short message service) anti-spam code.

The Telecommunications Carriers’ Forum also prepared two draft codes governing number portability, which were submitted to the Commissioner and incorporated (with some amendments) into the number portability determination (described below).

Following the changes to the Act in 2006, the Telecommunications Carriers’ Forum has expanded its role as an industry body and has been working with Telecom in a consultation role to ensure industry input is included in the determinations on LLU and UBA.

Number Administration Deed

On 29 August 2005, TelstraClear alleged that Telecom and Vodafone had breached the Number Administration Deed, which governs the way that numbers are allocated. The complaint relates to the allocation of short codes for SMS messages. The complaint was referred to the Independent Chair of the Number Administration Deed. The Independent Chair’s interim decision was Telecom and Vodafone were in breach of the Number Administration Deed but he adjourned his decision to allow the parties to work to find a solution to the SMS issue. The parties have agreed a way forward, by agreeing to change the rules, which will resolve the issue. The rule change still has to be considered by the Numbering Subcommittee, and recommended to the Management Committee. We expect the process will be completed by the end of 2007.

Radiocommunications Act

Telecom currently holds the following spectrum rights:

•	management rights until 2012 in respect of both the AMPS A and B bands (20 MHz in total) that its mobile network currently utilises;

•	management rights until 2010 in respect of eight MMDS channels (64 MHz in total). These rights are in the 2.3 GHz band, which is potentially capable of being used for WiMax;

•	management rights until 2021 in respect of 25 MHz of DCS1800 spectrum;

•	management rights until 2021 in respect of 15 MHz of 3G UMTS spectrum;

•	management rights until 2022 in respect of 7 MHz of 3.5 GHz spectrum; and

•	licence rights (spectrum licences) for periods from 5-20 years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

Such management rights and licence rights are deemed to be assets of a business for the purposes of the Commerce Act.

The Government’s current policy is to offer the opportunity to renew rights approximately five years before existing rights expire. The offer to incumbents will be based on a price-setting formula that is intended to estimate the market value of the spectrum. Where the formula cannot be applied, the Government intends to hold an auction.

As part of its stock-take announcement, the Government announced it would begin work to review the way spectrum is managed and allocated. The Government released a discussion paper to gain views on management and allocation of spectrum that is capable of being used for broadband wireless access and as a result has decided to hold an auction of 2.3 and 2.5GHz spectrum in late 2007. There is a key risk that Telecom will not acquire the entire spectrum it needs for future wireless services.

The Government has also decided to review Telecom’s cellular spectrum for the period 2012 onwards. Cellular spectrum (850 MHz), Telecom’s cellular spectrum rights, expire in 2012 and Telecom is in the process of renewing these rights for the period 2012 onwards (probably until 2032). Cabinet has announced that Telecom will not be able to renew the full 20 MHz it currently holds. Telecom has guaranteed renewal of 12.5 MHz it holds but will only be able to renew 15MHz if it can sell 5MHz immediately to a party that does not currently hold spectrum in this band. If Telecom is unable to sell the 5 MHz to a third party, this would result in renewal of only 12.5 MHz.

In relation to the WiMAX spectrum (2.3GHz and 2.5GHz), the Ministry of Economic Development is planning to have an auction at the end of this year to auction management rights in these two bands. The 2.5GHz band is likely to be a preferred band for future standards in cellular technology (specifically Long Term Evolution). The draft auction rules have been released and suggest that Telecom will have to choose one or the other band and will not be able to acquire spectrum in both. Should this occur Telecom’s ability to develop future wireless options may be impacted.

Telecom also holds approximately 7,000 radio apparatus licences, relating to frequencies that have not yet been brought under the new regime. These licences are usually issued annually, and renewed automatically, although there is no statutory right to renewal.

Commerce Act

The Commerce Act remains the general antitrust statute regulating market behaviour. It is now accompanied by the regulatory regime in the Telecommunications Act.

The Commerce Act prohibits various forms of restrictive trade practices in New Zealand. These include entry into contracts, arrangements or understandings that have the purpose, effect or likely effect of substantially lessening competition in a market. Price fixing and resale price maintenance are deemed to have the effect of substantially lessening competition and are, therefore, prohibited by the Commerce Act. Any person who has a substantial degree of market power is also prohibited from taking advantage of that market power for an anti-competitive purpose. The Commerce Act further prohibits the acquisition of the assets or shares of a business that will substantially lessen competition in a market.

The Commerce Commission may authorise a restrictive trade price or business acquisition if the public benefits of the practice or acquisition outweigh the substantial lessening of competition. Clearance can also be sought from the Commerce Commission for a business acquisition if the acquisition does not substantially lessen competition.

The Commerce Act contains penalties for business acquisitions which proceed without Commerce Commission clearance or authorisation and which have anti-competitive effects.

The Commerce Act gives the Commerce Commission the power to issue cease and desist orders for any anti-competitive activity that is likely to do irreparable harm to a competitor. The High Court also has the power to grant injunctions to restrain conduct and to award damages and impose pecuniary penalties. The maximum penalty for companies is the greater of NZ$10 million, three times the value of the commercial gain (where this can be readily ascertained), or up to 10% of turnover (where the commercial gain cannot be readily ascertained). Individuals involved in a prohibited practice are liable for a penalty of up to NZ$500,000. There is a statutory presumption that a penalty will be sought from the individual(s) who engaged in the anti-competitive conduct. Companies are prevented from indemnifying staff and directors in respect of liability for price fixing.

The Commerce Commission investigates complaints about alleged breaches of the Commerce Act. Private persons can also bring actions under the Commerce Act.

Recent proceedings brought by the Commerce Commission against Telecom are detailed in “Item 8 – Legal Proceedings”.

Fair Trading Act

Telecom is also subject to the Fair Trading Act 1986, like all trading enterprises in New Zealand. The Fair Trading Act prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for the prescription of consumer information and product safety standards.

Consumer Guarantees Act

The Consumer Guarantees Act 1993 provides rights of redress to consumers against suppliers and manufacturers of goods and services, in respect of any failure to comply with guarantees given, or deemed to be given by the Consumer Guarantees Act. In July 2003, the Consumer Guarantees Act was amended to ensure that it applied to the supply of utilities (including telecommunications).

Telecommunications (Interception Capability) Act

The Telecommunications (Interception Capability) Act 2004 aims to ensure that government surveillance agencies can effectively carry out interceptions of telecommunications under lawful interception warrants and authorities. The Telecommunications (Interception Capability) Act also aims to ensure that interception requirements do not create barriers to the introduction of new or innovative telecommunications technologies, and that telecommunications Network Operators and Service Providers (as those terms are defined in that Act) have the freedom to choose system design features and specifications that are appropriate for their own purposes.

The Telecommunications (Interception Capability) Act achieves its purpose by requiring telecommunications Network Operators, such as Telecom, to have interception capable public telecommunications networks and telecommunications services. PSTNs and telecommunications services must have become interception capable by October 2005, and PDNs must be interception capable by April 2009. However, the Minister of Justice may grant exemptions from these requirements. Where a Network Operator needs to make changes to its PSTN to comply with the Act, Government funding is available in some situations.

The Telecommunications (Interception Capability) Act also requires Network Operators and Service Providers to assist Surveillance Agencies (as that term is defined in that Act) with the execution of interception warrants and interception authorities by making available personnel who can provide reasonable technical assistance, and taking all other reasonable steps necessary for giving effect to the interception. The Surveillance Agencies are required to reimburse Network Operators and Service Providers for the costs they incur in providing this assistance.

Persons exercising powers and carrying out duties under the Telecommunications (Interception Capability) Act must also ensure that the privacy of telecommunications that are not subject to an interception warrant are maintained, and that interceptions must be undertaken without unduly interfering with any telecommunications.

If a Network Operator or Service Provider does not comply with their obligations under the Telecommunications (Interception Capability) Act, the High Court may make a Compliance Order requiring that person to do a specified thing or cease a specified activity. Contravention of a Compliance Order can result in a financial penalty of up to NZ$500,000, and in the event of a continuing contravention, NZ$50,000 for each day that the contravention continues.

Overseas Investment Regulations

Under the Overseas Investment Regulations, Telecom is deemed to be an “overseas person” because of its foreign shareholders. Overseas persons are required to obtain consent for certain business activities. Telecom must obtain consent from the Overseas Investment Commission for business acquisitions where the value exceeds NZ$50 million, or for certain acquisitions involving land.

Australia

Overview

The current regulatory regime for telecommunications is contained in a number of Australian Commonwealth Acts, the most significant of which are:

•	the Telecommunications Act 1997 (Telecoms Act);

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the Telecommunications (Consumer Protection and Service Standards) Act 1999 (Telecom Standards Act) (which mainly contains consumer protection provisions previously contained in and transferred from the Telecoms Act);

•	parts XIB and XIC of the Trade Practices Act 1974 as well as the non-industry specific provisions in the Trade Practices Act;

•	the Radiocommunications Act 1992; and

•	the Australian Communications and Media Authority Act 2005.

The main object of the Telecoms Act is to provide a regulatory framework that promotes the long-term interests of end users and the efficiency and international competitiveness of the Australian telecommunications industry. Industry self-regulation is encouraged. The key self-regulatory body is Communications Alliance which develops industry codes of practice. Codes may be registered with the Australian Communications and Media Authority. The Australian Communications and Media Authority may enforce registered industry codes, and may impose industry standards if self-regulation fails.

Among a number of changes recommended by the Dawson Committee’s review of the Trade Practices Act, the Australian Government is considering whether to criminalise hard-core cartel conduct. In January 2007 the maximum financial penalties for cartel conduct increased to the greater of A$10 million or three times the value of the benefit received by the company from the cartel. If the benefit of the contravention cannot be ascertained, the maximum penalty will consist of 10% of the annual turnover of the company and related bodies corporate. Importantly, it is anticipated that criminal sanctions for hard-core cartel conduct will be introduced into Parliament shortly and will come into effect some time in the latter part of 2007 or early 2008. The proposed criminal sanctions include hefty fines and jail terms for individuals of up to five years.

In late 2005, the Government amended legislation to permit the sale of its remaining (controlling) shares in Telstra Corporation Limited (which was completed in November 2006). This legislation included a number of further amendments to the telecommunications regulations, including for the operational separation of Telstra. While these changes should assist the Australian Competition and Consumer Commission (ACCC) in exercising its powers under Parts XIB and XIC of the Trade Practices Act, it is not expected that these will create fundamental differences in regulatory outcomes.

Regulatory bodies

On 1 July 2005, the Australian Broadcasting Authority and the Australian Communications and Media Authority merged to become the Australian Communications and Media Authority. The Australian Communications and Media Authority oversees technical and consumer aspects of the industry. It is the primary regulator responsible for radiocommunications and telecommunications standards. The Australian Communications and Media Authority is responsible for managing radio frequency spectrum (under the Radiocommunications Act), managing carrier licensing, consumer and technical issues relating to telecommunications and for enforcing the Telecoms Act.

The ACCC is responsible under the Trade Practices Act for administering the:

•	general competition law regime;

•	consumer protection regime;

•	industry-specific access regime under Part XIC of the Trade Practices Act; and

•	anti-competitive conduct and record keeping rule regimes in Part XIB.

The Telecommunications Industry Ombudsman is an industry body established to provide a dispute resolution forum for complaints from consumer and small business users. All carriers are required to be members of the Telecommunications Industry Ombudsman, which is funded through charges levied on its members.

Broadcasting matters are regulated principally by the newly formed Australian Communications and Media Authority under the Broadcasting Services Act 1992. The ACCC has responsibilities in this area in relation to mergers and acquisitions. In April 2007, new cross-media ownership regulations were introduced, relaxing the previous regime. The ACCC may be asked to determine the competitive impacts of mergers that might be proposed following these changes.

The Minister for Communications IT and the Arts has significant powers under various statutory instruments to give directions to various statutory authorities and carriers to bring about particular outcomes within the compass of their office.

Declared services

Part XIC of the Trade Practices Act contains an industry-specific regime for access to “declared” telecommunications services. Services can be “declared” by the ACCC following a public inquiry. Those services currently declared under the Trade Practices Act are:

•	the ULL service;

•	the LSS;

•	domestic PSTN originating and terminating service and local carriage service;

•	the ISDN originating and terminating services (excluding in capital cities);

•	the domestic transmission capacity service;

•	the wholesale line rental service;

•	the mobile terminating access service;

•	the digital data access service (excluding in capital cities); and

•	the analogue subscription television broadcast carriage service.

Where a service is declared under the Trade Practices Act, the ACCC is required to release pricing principles for that service. These pricing principles may include “indicative pricing”, used by the industry as a guide to the ACCC’s calculation as to appropriate market prices.

Mobile services review

The ACCC determined in June 2004 that the mobile termination access service will remain regulated until 30 June 2009. This decision was a “technologically neutral” declaration, as the terminating access service is declared irrespective of the form of mobile technology employed.

The ACCC is currently considering appropriate pricing principles to apply in respect of mobile termination access services for the period from 1 July 2007 to 31 December 2008. A draft pricing principle with an indicative price of 9 cents per minute has been released for comment. It is not expected that the ACCC’s final indicative pricing decision will differ from its draft. Market rates for mobile termination access services pending the release of the ACCC’s final pricing principles remain at 12 cents per minute, this being the indicative price set by the ACCC for the period 1 January 2007 to 30 June 2007. Optus has lodged access undertakings with the ACCC to supply the mobile termination access service at a price of 12 cents per minute for the period 1 July 2007 to 31 December 2007. The ACCC has released a draft decision rejecting the undertaking, which it is not expected to reverse when final.

Internet interconnection services

Internet interconnection is the manner in which ISPs connect to each other’s backbone networks and transfer internet traffic between each other. The ACCC conducted an inquiry into whether or not an internet interconnection service should be declared. In January 2005, the ACCC confirmed its draft decision not to declare internet interconnection services, but it outlined a range of measures to monitor the industry for behaviour that might indicate the use and effect of market power through a record keeping rule and disclosure direction under Part XIB of the Trade Practices Act. AAPT is one of the four largest ISPs in Australia to provide internet interconnection services. The record keeping rule and direction apply to AAPT.

ISDN and Digital Data Access Services

In September 2004, the ACCC announced it would conduct a public inquiry to determine whether the declaration of the ISDN and Digital Data Access services should be maintained, varied or revoked. The ACCC issued its final report in June 2005. The ACCC has varied the declarations – they will only continue to apply to rural areas, after a transition period of 12 months in relation to central business district and metropolitan areas of the capital cities, to allow for a smoother transition to alternative technologies. To date this decision has not resulted in any reduction in AAPT’s ability to competitively supply services in the data market.

Local Carriage Service

In 2005, the ACCC undertook a review of the Local Carriage Service declaration. It decided to continue the declaration of the service for a further two years – to 31 July 2009. It also added an explicit amendment of the declaration to include wholesale line rental services and the consideration of a cost-based price rather than the existing retail-minus avoidable cost methodology. Telstra has lodged an application with the ACCC asking to be exempted from its obligations under the Trade Practices Act when supplying the local carriage service and wholesale line rental services in certain metropolitan and CBD areas. The ACCC is expected to release a discussion paper shortly calling for submissions in response to Telstra’s application.

Fixed Services Review

In December 2005, the ACCC commenced a strategic review of fixed network services declarations. The ACCC’s first report was released in July 2006, at which time it determined to continue the declaration of the PSTN interconnect service and the unbundled local loop for a further three years.

In April 2007, the ACCC released a second position paper. The paper calls for submissions as to the rationale that should inform future telecommunications regulation, the possibility of defining markets at an exchange level, and the benefits or otherwise of conducting holistic declaration reviews. At this stage, the ACCC intends to commence a review of declaration of all relevant fixed services by mid 2008.

Regulation of industry participants

There is no limit on the number of carrier licences that may be issued by the Australian Communications and Media Authority. As a general rule, there is no time limit on a licence. Subject to the payment of an annual charge, a licence will continue in force until it is surrendered or cancelled.

As an alternative to obtaining a licence, a carriage service provider may operate network units by obtaining a “nominated carrier declaration” from the Australian Communications and Media Authority, which involves the nominated carrier assuming the licence responsibilities in relation to specified network unit(s) owned by a non-carrier.

Carriage service providers are not required to be licensed or registered but they must comply with the service provider rules contained in the telecommunications legislation, including compliance with minimum standards and, where they supply the “standard telephone service”, to provide un-timed local calls and directory assistance and to be members of the Telecommunications Industry Ombudsman scheme.

Content service providers are subject to only minimal regulation, under the Telecoms Act, but are subject to a wide variety of restrictions in relation to ownership and local content, among other things, under the Broadcasting Services Act.

AAPT has held a carrier licence since 1 July 1997 and is also a carriage service provider.

A number of other regulations apply specifically to Telstra, but have an impact on the remainder of the industry. Under the Telecom Standards Act, Telstra can be subject to price controls which are made by the Minister. On 27 February 2006, the Minister made a new price control determination covering the period 1 January 2006 to 30 June 2009. Under the new controls, a basket of line rental and calls has been limited to an absolute freeze in nominal terms, while residential line rental is limited to increase by CPI (which is also an absolute freeze in real terms). While these price controls still encourage Telstra to rebalance by reducing calling charges and increasing the line rental, the size of the changes will be relatively small and, of themselves, are likely to have minimal impact on AAPT’s competitiveness.

Competition

Anti-competitive practices in the telecommunications industry are subject to a general anti-competitive regime contained in Part IV of the Trade Practices Act and also to a telecommunications specific regime in Part XIB of the same Act. Under the “competition rule” in Part XIB, a carrier or carriage service provider will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a telecommunications market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that or any other telecommunications market, or breaches certain other of the general competition law prohibitions in Part IV of the Trade Practices Act. A competition notice may be issued by the ACCC stating that a particular carrier or carriage service provider has contravened or is contravening the competition rule. Substantial financial penalties apply to a breach of the competition rule when a competition notice is in force.

Number portability

In Australia, local number portability has been available to all carriers since November 1999. Customers can now keep their local numbers when taking AAPT’s bundled consumer telephony service. Mobile number portability has been available since 25 September 2001. Portability of Freephone (1800) and National Rate (13) numbers has been available since November 2000.

In June 2005, the ACCC decided not to mandate portability for data network access service numbers.

United States

Telecom is subject to the rules and policies of the United States’ Federal Communication Commission (FCC) related to its international telecommunications services. Pursuant to its authority under Section 214 of the Communications Act of 1934, as amended, the FCC originally granted Telecom authority to operate in the United States as a global reseller and facilities-based international carrier in December of 1996.

Presently, the FCC regulates Telecom as a “dominant” carrier on the international routes between the United States and New Zealand and between the United States and the Cook Islands, and as a non-dominant carrier on all other international routes. As a dominant carrier between the United States, New Zealand and the Cook Islands, Telecom is required to provide services in the United States via its wholly-owned subsidiary, Telecom New Zealand USA Limited, which must maintain separate books and accounts from Telecom, and is also required to comply with certain reporting requirements in relation to its dominant carrier status, including the filing of quarterly traffic and revenue reports, circuit status reports and reports summarising the provisioning and maintenance of all basic network facilities and services procured from any foreign affiliated companies.

TELECOM’S PRINCIPAL ACTIVITIES AND APPROACH TO THE MARKET

Organisational Structure

Telecom has reorganised its organisational structure. The new structure is organised around customer groupings. This structure is described below.

Telecom’s organisation comprises two primary retail operations – the Consumer and Business operations, as well as its international operations business. These operations are supported by a centralised Technology and Enterprise operation and three corporate support units, which provide advisory support to these operational units.

Future changes to Telecom’s organisational structure will be required under Telecom’s operational separation, which is described in more detail under the heading “Regulation” above.

Consumer Operations

New Zealand Consumer Division

The New Zealand Consumer division provides both fixed and wireless services to New Zealand consumer and home business customers. Services include voice, data and internet services. Services provided include fixed line and value-added services. The division provides New Zealand customers with national and international fixed calling services (including calls to mobile networks). Mobile calling, messaging and data services are provided via the 027 (CDMA) mobile network. Dial-up and broadband internet services, value-added online services and advertising for New Zealand customers are provided within this division under the Xtra brand and Yahoo!Xtra joint venture. Xtra is the largest ISP in New Zealand

Australia Consumer Division

In Australia, AAPT operates an integrated business providing a range of fixed line calling services including national, international, and calls to mobile; mobile calling and data services; and internet access products and services to consumers.

Business Operations

Business operations provides both fixed and wireless services to New Zealand and Australian business customers ranging from small enterprise up to large corporate.

In New Zealand, services provided include fixed line, wireless and ICT services. Business Operations provides New Zealand customers with national and international fixed calling services (including calls to mobile networks). Mobile calling, messaging and data services are provided via the 027 (CDMA) mobile network. This division also provides 3G mobile broadband connectivity via PC data modems, private network management and IT services, including Telecom’s ICT services business operating under the Gen-i brand. Telecom’s online trading business, Ferrit, is managed within this operation.

Business operations also provides services to Australian and Trans-Tasman customers through the Gen-i Australia brand. The largest customers are managed in a Trans-Tasman approach under the Gen-i Key Clients sub-unit.

In Australia, AAPT provides a range of business fixed line voice and data services to business customers under the AAPT Business Solutions sub-unit.

Technology and Enterprises

The Technology and Enterprises operation provides technology and wholesale services to both New Zealand and Australian markets, including the provision and management of fixed and mobile network connectivity and IT applications. The technology sub-units are responsible for Telecom Group technology strategy, architecture and investment, operation of technology platforms and asset lifecycle management, shared capability and shared services such as billing, provisioning and programme delivery. The wholesale sub-units (one each in New Zealand and Australia) are responsible for supply of wholesale network services (both regulated and commercial) to retailers.

With the operational separation of Telecom, it is expected that the functions of the Technology and Enterprises Group will be divided into at least two units, with the potential for up to five units depending on the final form of separation and the ensuing organisational structure decisions that follow.

In Australia, PowerTel is presently being integrated into the AAPT business, and the current reliance of the AAPT consumer and business units on the Technology and Enterprise division will reduce.

Telecom International

The International division operation provides calling and managed data services between New Zealand, Australia and other countries worldwide to New Zealand and Australian customers. This unit operates through sites in Sydney, Los Angeles, San Jose, Tokyo, New York, Miami, Frankfurt, London and Singapore supporting international traffic including “transit” traffic where Telecom is an intermediary carrier of international calls.

Corporate Support Units

Corporate Finance

Telecom’s Corporate Finance unit is responsible for corporate strategy and business development, investment and performance management, financial reporting, taxation and treasury compliance, credit management, investor relations, and other corporate finance-related activities. Telecom’s Video Services sub-unit is also managed within this division.

General Counsel and Public Affairs

Telecom’s General Counsel unit comprises the legal services, secretariat, internal audit, risk management, media, regulatory and public affairs areas.

Human Resources

Telecom’s Human Resources unit is responsible for recruitment, performance management, remuneration, employment relations, retention and development.

PROPERTY, PLANT AND EQUIPMENT

Estate Assets

New Zealand

Telecom’s network-related property portfolio in New Zealand consists mainly of telephone exchanges, microwave radio stations, mobile phone sites, and multi access and other minor radio sites. Approximately 1,015 of these sites, the majority of which comprise telephone exchanges and radio stations, are owned freehold. In addition, Telecom occupies (primarily via leases, licences and easements) a further approximately 2,500 operational sites. A significant proportion of these are mobile phone sites.

The current net book values (as at 30 June 2007) for Telecom’s network-related properties in New Zealand is approximately NZ$439 million, which includes land, buildings, building and engineering services and security infrastructure.

Telecom’s rights to access and maintain a significant proportion of its network plant linking these properties is dependent on statutory rights included in the Telecommunications Act.

The number of Telecom’s mobile phone sites occupied by Telecom is growing as Telecom expands mobile coverage and builds more capacity into the network.

Telecom’s New Zealand network property portfolio is mainly held by Telecom New Zealand, with some properties held by Telecom Mobile and other Telecom Group subsidiaries. However, the portfolio is managed by Telecom New Zealand’s Property and Facilities Management unit.

In recent years, Telecom has divested the majority of its obsolete depot sites and surplus telephone exchange land and buildings. In addition, Telecom continues to divest other surplus properties contained in its portfolio. When divesting properties Telecom is required to comply, among other things, with the offer-back provisions of the Public Works Act 1981. In most cases, however, such compliance has not had a material impact on the realisation value from the divestments.

For office accommodation, Telecom leases floors in 34 commercial office buildings in the main centres of New Zealand. In addition, Telecom staff occupy floors or part floors in 14 Telecom Exchange Buildings, in both the main cities and regional centres.

Australia

AAPT and PowerTel lease commercial premises in all major cities of Australia and certain regional centres for office accommodation, major network switch sites, call centre operations and signage.

Network Assets

New Zealand

In New Zealand Telecom operates an advanced telecommunications network supported by IS providing billing, customer service and operational support capability.

Transmission infrastructure

Telecom’s transmission infrastructure connects over 400 exchanges nationwide. Fibre optic transmission systems deliver 95% of Telecom’s transmission capacity. Over 900 radio systems, however, still serve remote rural areas, provide partial diversity, and have a significant role in Telecom’s disaster recovery plans. Telecom’s core transmission routes use extensively DWDM. The remaining transmission systems are primarily SDH-based although some PDH remains in the low capacity parts of the network. Native Ethernet transmission is also starting to occur in conjunction with the roll out of the new Ethernet-based access and aggregation nodes.

Telecom has completed the deployment of a 10Gbps DWDM system to all the major urban and provincial centres in the country to support IP growth including broadband and managed data.

During the past year Telecom has continued to migrate the inner core transmission network to a semi-meshed architecture to improve resiliency and survivability. In particular, Telecom has deployed 230km of optical fibre cable to close the lower South Island transmission ring (which includes Christchurch, Dunedin, Invercargill and Queenstown) enabling self-healing 2.5 Gbps SDH and 10 Gbps DWDM transmission systems will be deployed on the ring. Telecom is close to completing similar work in the North Island Bay of Plenty region (which includes Tauranga, Whakatane and Rotorua) and the central North Island region (which includes Taupo, Turangi and Waiouru). The latter will create a third long-haul network route through the centre of the North Island between Hamilton and Palmerston North.

The Trans-Pacific Southern Cross submarine cable provides the majority of Telecom’s international transmission capacity. The international gateways are located in Auckland. Telecom still uses some geostationary satellite capacity to reach locations where undersea cables are not feasible.

Public Switched Telephone Network

Telecom provides fixed line and value-added fixed line voice services. The PSTN carrier grade network consists of various models of NEC New Zealand Limited’s NEAX circuit switches, which provide capability for trunk switches, local exchanges and remote switching sites. The PSTN services analogue lines, ISDN lines and Centrex lines. Smartphone services (or value-added fixed line voice services), which include call waiting and calling line identification, are available in most areas.

Telecom is planning the replacement of the PSTN network with an IP-based solution, via the NGN project, which is discussed under “Item 4 – Telecom Strategy Overview” above.

ISDN

Telecom’s ISDN is a digital switched service and is capable of transmitting voice, video and data from one location to another. Telecom ISDN lines have the flexibility of the standard telephone network with additional high-quality, fast and reliable digital transmission. Telecom ISDN services are available in most areas.

Intelligent Network and messaging platforms

The Telecom Advanced Intelligent Network provides national and international 0800 and 0900 calling services. A Telecom 0800 number allows businesses to provide customers with a number they can call free of charge. Additional features available provide businesses with enhanced call management features. Telecom’s 0900 service enables businesses to provide information or a service over the phone in return for payment, using an 0900 number.

Telecom has a Sun Microsystems Unix-based server infrastructure that hosts Openwave MX Version 5 email application software and message stores. It is expected to be upgraded in the next financial year with a new Sun Unix-based server infrastructure and deployment of Openwave MX Version 6 email application software.

Advanced voice-mail and fax-mail messaging services are provided by a Unisys Voice Services Platform. Telecom will, over the 2007 financial year, be implementing a replacement messaging platform to upgrade its voice messaging capability.

Broadband access

Telecom operates a high-speed internet access service based on DSL technology. In January 2003, Telecom commissioned Kordia Limited to build an open access network to enable it to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s DSL Yahoo!Xtra services. The network was completed in November 2003.

The Telecom broadband network is designed to provide two-way transmission for interactive services and high-speed data transfer in excess of 6Mbps using DSL and in excess of 20Mbps when ADSL2+ technology is employed. DSL is a broadband access technology that uses existing PSTN access infrastructure with products offering speeds of up to 8Mbps (download) and up to 1Mbps (upload).

Currently broadband is available to approximately 95% of Telecom’s customers. A symmetrical variant is also available at a majority of exchange sites to provide business services. The symmetrical variant SHDSL has products that offer up to 2Mbps both ways.

Telecom has extended its core and carrier grade IP networks to customer sites in metropolitan and some regional areas using fibre optic cables. Telecom delivers a number of IP and wideband Ethernet-based services on these fibre optic cables.

Telecom has completed construction of a pilot, Fibre to the Premise (FTTP), to serve around 400 customers in a Greenfield residential area in Manukau City, Auckland using a BPON. This network is capable of offering products with expected speeds of up to 30Mbps (download) and up to 5Mbps (upload).

The first commercial deployments of FTTP are currently underway throughout 2007 and Telecom are expected to have the first FTTP customers by January 2008. This will use the later GPON standard, which is Ethernet based and fits seamlessly into Telecom’s recently deployed Ethernet-based DSLAM and Aggregation network. It is expected that FTTP will start to become the standard means of reticulated greenfield subdivisions.

Telecom has just introduced its 3rd generation IP-capable DSLAM, to deliver its next generation of Ethernet DSL-based services. The first were deployed in December 2006 and all exchange based customers in the five main centres are being migrated to the new technology in the 2007 calendar year. Surplus equipment will be reused to meet growth in other areas. The introduction of the ISAM has resulted in the capping of growth in ATM-based DSLAMs and the capping of growth on the ATM core network.

Data and IP Networks

Telecom operates a number of data networks including:

•	public fixed data networks, such as the ATM and DDN;

•	Transaction Switching Networks (TTS and ATS);

•	Switched Data network (Pacnet);

•	Dial IP Platform (IPNet); and

•	IP/MPLS Network.

Asynchronous Transmission Mode

Telecom’s public ATM network is comprised of switches located at 34 locations nationally, which support national coverage for site-to-site and multi-site WAN connectivity. The ATM network is the access aggregation for a number of IP-based services and DSL-based broadband services. It provides HS DDS, Frame Relay and ATM access connections from 64kbps to 2 Mbps (subject to available transmission capacity); and ATM access rates to 155Mbps (subject to available transmission capacity).

Digital Data Network (DDN)

The DDN has 14 national switch sites and provides dedicated secure site-to-site transmission at speeds from 1200bps up to 2Mbps using the DDS. This network has extensive coverage with more than 700 PoPs for both retail and wholesale products. It also acts as a backbone to support the Pacnet and Transaction networks described below.

Telecom’s retail customers use ATM, Frame Relay and DDS to build wide-area corporate data networks. Wholesale customers use these networks as a key element of their own retail offerings.

Pacnet

Telecom’s Pacnet is a public packet switching data network which has switches at three locations and access equipment at six sites. The network supports a wide range of X.25 and serial database applications, and acts as the backbone for the two National Transaction Switching Networks. This service is presently being phased out in preparation for retirement of the platform.

Telecom Transaction Service (TTS)

The TTS is a specialist network that provides dedicated and dial-up access in a secure environment suitable for electronic funds transfer between merchants and their chosen service provider. This service is presently being phased out in preparation for retirement of the platform.

Alarm Transport Service (ATS)

The ATS is a specialist network for transmitting fire alarms from commercial buildings to the New Zealand Fire Service. The network has PoPs at 125 sites within New Zealand. This service is presently being phased out in preparation for retirement of the platform.

Dial IP

Telecom’s Dial IP platform provides dial-up access from the PSTN to ISPs for internet access and acts as a dial-up access for VPN access.

IP/MPLS

Telecom has embarked on an investment programme to build a large scale IP/MPLS-based network that, over time, will provide the connectivity backbone for virtually all of Telecom’s future services. The first stage of development has involved expansion of the network footprint, with Juniper IP Edge router coverage being provided in the main metro and provincial centres. Telecom has also invested in a dedicated IP core, and corresponding investment has been made in underlying transport and IS systems.

This network provides the capability to deliver Telecom’s flagship “One Office” IP data services for corporate customers and has been used for backhaul of core data traffic for other services, such as broadband and dial IP. Further investment is being made to deliver end-to-end quality of service and support Multi-Service Single Access delivery models, whereby multiple services will be delivered over a single physical access, including voice, data, internet and other services.

Telecom also has a number of dedicated Juniper IP routing platforms for:

•	point-to-point protocol authentication and rate limiting;

•	termination of Layer 2 Tunnel protocol; and

•	termination and routing of traffic using the IPsec protocol.

Legacy data network services will migrate to this new network and the older networks (such as DDN) will be retired in their existing format. With that in mind, objective closure dates have been established for the older of these networks.

Mobile networks

Telecom offers pre-paid and post-paid mobile phone services with a CDMA mobile network. Telecom operates a CDMA 1xRTT mobile network in New Zealand offering both voice and packet data services. Telecom closed down its nationwide TDMA (AMPS/D-AMPS) network in 31 March 2007.

In 2003 Telecom outsourced the development and maintenance of the CDMA network to Lucent.

The CDMA network was upgraded during the financial year ended 30 June 2005 to support CDMA EV-DO Rev A to provide high-speed wireless packet data service in New Zealand metropolitan areas and holiday locations, and an expansion of EV-DO coverage to all major towns and cities in New Zealand was completed in the year ended 30 June 2006. Telecom has begun further upgrading the data capabilities of the CDMA network to the Rev-A standard in the year ended 30 June 2007, which it expects to complete by the end of calendar 2007. Telecom has also announced it will begin acquiring and rolling out a new nationwide urban WCDMA network, supported by a GSM-Edge network in rural areas. The new networks are expected to be commissioned by December 2008.

Cross border leases

Telecom has entered into several cross border leases in respect of telecommunications assets including certain parts of digital telephone exchanges, digital transmission systems, the Intelligent Network, IP & ATM Data equipment and CDMA equipment. These cross border leases are treated as finance leases, and limit Telecom’s ability to sell or sub-lease the equipment, but do not affect the day-to-day running and management of the network or services Telecom provides to its customers.

Billing systems

Telecom is continuing the upgrade of its billing systems having implemented Intec’s Intermediate and SingleView systems for mediation and rating. The first stage of this implementation, also involving an eServ Global UAS prepaid mobile solution, was completed in early 2005. Further products will continue to be migrated to the new systems in 2006 and 2007. The CallVision product from VeriSign was implemented in 2006 as an online bill analysis tool for businesses. The ICMS billing system is expected to remain in operation as the new billing environment is progressively rolled out.

Fulfil systems

The fulfil capability is based on a number of systems interlinked to provide provisioning capability for customers of PSTN data and IP services. Main systems used are ICMS and AxiOSS from Axiom.

Assurance systems

The service assurance capability is based on a number of systems that provide both network and customer monitoring capability. The main systems used are Proviso and Netcool from Micromuse Inc.

Network management

Telecom’s network is managed through a number of management systems which monitor the network, record network traffic flows and rearrange network capacity, as necessary. This has been advanced by the addition of management systems for the Multi Service Core network and IP-VPN services based on Netcool’s policy-based network management system. Existing deployed network systems include the Alcatel 5620 for ATM and DSL network management and Dorado Redcell for element management of the core IP network nodes.

Customer Relationship Management (CRM) systems

The CRM system Telecom uses is based on ICMS and other systems (for example, Vantive and Oracle for data warehousing). This has been enhanced to allow for improved access to customer information for customer services representatives using Graham Technology’s GTx workflow system. Telecom is currently replacing its Vantive applications with new solutions, owing to Vantive now being an end-of-life product, and enhancing the capability of its core enterprise data.

Online environment

Telecom operates several online environments, including those operated by:

•	Telecom, which is the main sales and service portal for all wireline and mobile services;

•	Yahoo!Xtra New Zealand Limited which is a consumer portal owned by a joint venture between Telecom and Yahoo!7 in December 2006;

•	Gen-i, which is Telecom’s sales and service portals for its ICT consultancy, hosting and contact centre arm; and

•	AAPT, which is the main sales and service portal for all wireline and mobile services in the Australian market.

In addition, Telecom operates the WAP Portal, which is a news and information portal, with mobile content download facilities, for WAP-enabled devices. Telecom also has an intranet which provides support services to Telecom staff. Vignette Content Management is used for managing content for a significant (and increasing) number of these online environments.

Desktop environment

Gen-i supports Telecom’s desktop infrastructure. Telecom retains control over its desktop assets and finances its desktop requirements through leasing arrangements with Alltech Finance NZ Limited and Allleasing Limited.

General IS infrastructure

Telecom’s main technology suppliers are Oracle for database management systems, Microsoft Corporation for desktop tools, IBM for hardware and middleware, Sun Microsystems for hardware and online systems, SAP for financial and ERP (or Enterprise Resource Planning) systems and HP/Compaq for file and print platforms.

Supplier relationships

In 1999 Telecom outsourced the operation of its information services systems to EDS.

Telecom has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include NEC New Zealand Limited, Nokia NZ Limited, Cisco Systems Inc., Lucent, Ericsson, Alcatel and Marconi Pty Limited.

To jointly manage the development and integration of the NGN, in June 2002 Telecom and Alcatel entered into a strategic partnering relationship. Telecom and Alcatel have agreed to work together to migrate Telecom’s current voice and data networks to an IP network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel is the primary supplier to Telecom of Alcatel and third party sourced network equipment to provide new services in New Zealand. In July 2003, Alcatel took increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia.

In 2003 Lucent signed a five-year agreement with Telecom in which it agreed to manage Telecom’s network planning, design, implementation and operational services for Telecom’s CDMA network in New Zealand including all support and maintenance.

Australia

AAPT and PowerTel both operate large national voice and data telecommunications networks, supported by IS for internal and external customers, billing and operational service and management.

Transmission infrastructure

AAPT has acquired high bandwidth transmission capacity on SingTel Optus’ National Backbone Network (NBN) linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. SingTel Optus has also provided 42 regional drop-off points and these are linked with AAPT’s regional PoPs.

The NBN consists of two pairs of dark fibre with full geographic diversity along coastal and inland routes between Brisbane and Melbourne. The fibre pairs are lit with STM64 SDH equipment terminating in dual AAPT Central Offices, except in Perth where a single Central Office exists. AAPT has the option under the NBN contract to upgrade the STM64 capacity to DWDM using the existing fibre pairs. The remaining term of the NBN contract is 18 years. The AAPT regional drop-off points are supported with STM16 capacity using SDH add/drop multiplexers.

NBN capacity between Brisbane and Cairns is covered under a 10-year agreement, of which 3.5 years remain, and is made up of 4xSTM1 of capacity between Brisbane and Cairns.

In 2003, to achieve geographic diversity between Melbourne, Adelaide and Perth, AAPT acquired additional lease capacity of 2xSTM64 from Telstra for the NBN along the west coast, of which one is currently in use. The NBN covers a geographic route distance of approximately 5,900 km along the coastal route and approximately 6,500 km along the inland route.

In 2005, AAPT acquired additional high bandwidth capacity of 2.5 Gbps on Telstra’s DWDM network to support traffic growth on the MPLS platform on the Sydney to Melbourne coastal route. In Tasmania, 155Mbps of capacity was acquired in 2003 linking Hobart, Launceston and Melbourne.

A new Telstra inland Sydney-Melbourne NBN STM16 service was activated in January 2006 and a new Optus coastal Sydney-Melbourne STM16 for diversity was activated in March 2006.

With the PowerTel acquisition in May 2007, additional owned and third party transmission was added. The owned infrastructure is approximately 2100km of inland fibre between Brisbane, Sydney, Canberra and Melbourne with 24 regeneration huts along the path. This owned system was recently upgraded to DWDM and currently has commissioned 20G of capacity between Brisbane and Sydney and 30G of capacity Sydney to Melbourne. To protect this single path of transmission 10G of geographically diverse capacity between Brisbane, Sydney and Melbourne was activated on the Nextgen network in May 2007 under a four-year agreement.

Public Switched Telephone Network

AAPT’s voice network consists of nine major switching sites and a site located in Sydney for technical development and testing purposes. These switches have full Class Five switching functionality but act mainly as Class Four functions for national and international connectivity. The voice switches also provide local number portability functionality using an internal Intelligent Network function.

In addition, AAPT has a presence in all 66 call collection areas in regional cities and towns throughout Australia. These PoPs are interconnected with a number of Australia’s national and international carriers.

PowerTel’s voice network consists of three major class five switches, which includes one softswitch with large media gateways deployed in major capital cities to support VoIP services.

Intelligent network

AAPT’s intelligent network uses Alcatel Service Control Points in Sydney and Melbourne. The Intelligent Network provides toll-free numbers (i.e. 1800, 13 and 1300), and presence as well as Mobile Number Portability and Inbound Number Portability services.

AAPT uses Alcatel’s Signal Transfer Point system for signalling within AAPT’s PSTN, Intelligent Network and for signalling to other carriers’ networks.

PowerTel’s intelligent network from eServeglobal similarly provides toll free services and advanced IVR capacity. The intelligent network is provided via a Holly platform, both platforms are redundantly deployed across Sydney and Melbourne.

Broadband access

AAPT operates various broadband accesses using optical fibre, DSL, point-to-point microwave, LMDS and Gigabit Ethernet. These services are available in Australian states’ metropolitan capital city areas.

In 2002, AAPT commercially launched a high bit-rate ADSL service from 22 Australian PoPs. The service provides high-speed internet access to the central business districts in Australia’s capital cities. In 2003, the platform was upgraded to provide 2 Mbps PRA capability over SHDSL technology.

Additionally, AAPT has 19 LMDS hubs providing broadband wireless services and 354 fibred buildings providing broadband connectivity to business customers. SDH, Fast Ethernet and GB Ethernet technologies are available at these sites.

Following the acquisition of PowerTel by Telecom, AAPT has stopped provisioning services on its DSLAMs and LMDS networks. Existing services are planned to be migrated to the PowerTel/Netco infrastructure.

PowerTel’s DSL access infrastructure includes DSLAMS in 133 exchange areas across metropolitan Australia and an exclusive wholesale arrangement with iiNet for ADSL2+ services in approximately 290 exchange areas. When combined the unique footprint serves over 310 exchanges across key capital cities in Australia. The PowerTel DSL infrastructure is used to deliver voice and data services over ADSL, ADSL2+ and SHDSL. More recently PowerTel deployed new DSLAM equipment capable of delivering 2-45Mbs Ethernet services using bonded SHDSL.biz technology in 40 existing exchanges across Brisbane, Sydney and Melbourne.

AAPT has 103 Network fibred sites nationally consisting of central offices, PoPs and PoIs.

In addition to its national inter-capital backbone, AAPT has central business district and metropolitan fibre networks in all of Australia’s capital cities, consisting of approximately 1,205 km of its own and leased fibre cables. Additionally, AAPT has a total of 820 SDH nodes and 19 Metropolitan Ethernet aggregation switches.

PowerTel has five major PoP sites and extensive metro fibre networks in Sydney, Brisbane and Melbourne that used to provide exchange backhaul, connectivity to data centres and services in approximately 520 buildings. The metro fibre network is undergoing a technology refresh which will replace the inbuilt ATM nodes with SDH. This project is about 50% complete and will allow delivery of E1s and Ethernet from the same platform.

Data and IP network

AAPT’s nationwide data and IP network consists of an MPLS Core, MPLS Edge, ATM/Frame Relay and Regional Frame Relay infrastructure for its data network in addition to the router infrastructure deployed to provide internet services. The MPLS Core is used for transport of both internet services and the newer IP-VPN services. The ATM/Frame Relay network provides Frame Relay services and aggregation of LMDS, DSL and third party provided services.

PowerTel has a national data and IP network consisting of an MPLS core, MPLS edge, MPLS enabled Ethernet edge and ATM/Frame Relay. The MPLS core is router based network used for the delivery of IP-based services such as IP-VPN, Internet and VoIP. The ATM network is used to aggregate TDM voice services, exchange-based backhaul, various in-building services and services to third parties.

AAPT is classified as a tier one ISP with peering agreements in place with all major tier one carriers in Australia.

Hosted VoIP

AAPT has had a hosted VoIP platform, since 2002. The BroadSoft platform enables AAPT to host and manage customers’ telephony services using IP.

Information Systems infrastructure

AAPT’s IS consists of billing, provisioning and CRM.

AAPT’s key billing platform, namely “MEGA”, is an IBM-based mainframe with “DB2” database (other billing platforms include but are not limited to Revchain, Singl.eView, ASM, JBill, InBill). The Business Integrated Operation Support Systems (BIOSS) manage network and customer provisioning. The system is based on Sun with an Oracle database, which supports AAPT’s customer care, service, development and operations, and network and systems management processes.

PowerTel’s key billing platform is “Keenan” which is a Sun-based solution on an Oracle database. “Clarify” is also used extensively as a work flow and trouble ticketing system and similarly is based on a Sun platform, on an Oracle database. Other key systems include “SMS” an internally developed DSL provisioning solution and “LSD”, which was similarly developed internally and is used to maintain physical and logical network inventory.

AAPT uses a number of CRM modules to support its customer relationships, these are SalesForce.com, SmartCafe, Self Service Web, SmartChat, E3 and FORTE.

An extensive set of applications support customer calls into the call centres, namely WITNESS, Launcher, Genesys, Softphone and TCP Dailer.

General IS infrastructure

AAPT’s main technology suppliers are Oracle for database management systems, Microsoft Corporation for desktop tools, IBM for hardware and middleware, Sun Microsystems for hardware and online systems, SAP for financial and ERP systems and HP/Compaq for file and print platforms.

PowerTel’s main IT technology partners are Oracle for database management and financial applications, Microsoft Corporation for desktop tools, Dell and HP for desktop and Intel-based server hardware and Sun Microsystems for unix-based hardware.

PowerTel also uses salesforce.com for salesforce management.

Network Management

InfoVista is used by AAPT to measure and report on end-to-end service performance for IP-VPN traffic on a customer-by-customer basis. It reports on the core, edge and customer premises equipment.

PowerTel uses HP Openview and CIC along with other various industry standard tools to monitor network activity and performance.

Online Assets Register or Neptune

Network Enhanced Prequalification Tool Using Next Generation Environment, or Neptune, is AAPT’s online asset recording and qualifying tool based on “Map Info” systems. The system records AAPT’s geographical network assets. The system is also used internally by sales force and communication consultants in qualifying AAPT’s presences, service availability and capacity.

International

Telecom’s international network has been designed to maximise the performance and delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the world. Telecom is connected to approximately 510 international telecommunications companies. The international network is 100% digital.

In September 2006, Telecom disposed of its 90% shareholding in Telecom Samoa Cellular Limited.

Cable systems

Telecom is a cable owner, or a purchaser of capacity, in most Pacific and Asian cable systems including:

•	TASMAN 2, linking Australia and New Zealand;

•	SEAMEWE 3, linking Japan through South East Asia, via the Middle East to Western Europe, with a link from Singapore to Australia;

•	PacRimEast, from New Zealand to Hawaii;

•	APNG-2, from Sydney to Papua New Guinea;

•	Trans Northern Pacific via TPC 5 China-US and Japan-US;

•	Around Asia on APCN and JASURAUS;

•	Trans Northern Atlantic on Atlantic Crossing cables AC-1 and AC-2; and

•	Trans Pacific on the Southern Cross Cable Network.

In 1998, Telecom joined with SingTel Optus and WorldCom (now Verizon) in an investment to build and operate the Southern Cross trans-Pacific submarine optical fibre cable, linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. Southern Cross provides international capacity for growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Telecom has a 50% equity investment in Southern Cross Cables Limited.

Satellite services

Telecom owns satellite earth stations at Warkworth, Waitangi in the Chatham Islands, and Scott Base in Antarctica, which are operated and maintained by Kordia Limited. These satellite earth stations provide telecommunications services via Intelsat and PANAMSAT to destinations not generally served by international submarine cable systems.

Global Gateway Internet Service

Global-Gateway-Internet-Service is Telecom’s managed IP Internet access service enabling access for New Zealand and Australian wholesale and retail customers (business and consumer) to global Internet services via its international links (primarily cable systems).

Points of Presence (PoPs)

Telecom operates PoPs in Australia, the United States, the United Kingdom, Japan and Singapore to obtain better options for its Australian and New Zealand retail customers, while generating new business with carriers seeking competitive wholesale pricing into Australia and New Zealand and the rest of the world.

Telecom’s PoP in Los Angeles switches international wholesale telephony minutes. Trans-America links also enable Telecom to meet wholesale carriers in New York, Miami and San Jose. Other value-added services, such as international leased services and private network offerings can be supported from these facilities. IP switching has been implemented to augment voice capability and connectivity options.

Telecom’s PoP in Sydney supports international leased services and private network offerings into Australia. These value-added services are supplied Trans-Tasman in support of Australian and New Zealand corporate customers.

Telecom’s PoP in London has voice and data service capabilities. Access from London to the Frankfurt market further extends Telecom’s reach into the emerging Central and Eastern European wholesale voice markets. IP switching has been implemented to augment voice capability and connectivity options.

Telecom’s PoP in Tokyo enables it to service the northern Asia area. This PoP has only wholesale voice service capability at this time.

Telecom’s PoP in Singapore was established in late 2006 and has wholesale voice capabilities based on IP switching technology. This site extends Telecom’s reach into the new and emergent carriers in deregulating markets in South East Asia.

Spectrum Assets

Telecom currently holds spectrum rights as detailed under the heading “Regulation” above.

In addition, AAPT holds the following spectrum property rights:

•	spectrum licences until 2013 in the 800 MHz AMPS A band. AAPT holds 5-10 MHz of spectrum across most of Australia (except Sydney, Melbourne and remote central Australia); and

•	spectrum licences until 2014 in respect of 1150 MHz of LMDS spectrum in the bands 27.5 -28.35 GHz and 31.0-31.3 GHz across all of Australia.

Telecom has agreed to assign its 800 MHz spectrum to Hutchison Telecommunications (Australia) Limited, as described in more detail under the heading “Partnering Arrangements”.

Further detail regarding Telecom’s spectrum assets is contained under the heading “Regulation” above.

Environmental Issues

Telecom is subject to certain environmental requirements which can impact the installation, maintenance, operation and upgrade of its fixed assets. Environmental issues arise in respect of:

•	the storage and transportation of dangerous goods;

•	noise levels from equipment cabinet cooling fans;

•	the visual impact of network structures;

•	emissions to air from engine alternators;

•	radio frequency emissions from mobile phone sites; and

•	the disposal of redundant equipment.

Telecom seeks to minimise the potential adverse environmental impacts associated with its New Zealand operations through a Networks Environmental Compliance System, which is overseen by its Environmental Manager. Audit processes and compliance action tracking are in place to mitigate the potential for significant environmental impacts.

In Australia, Telecom does not operate the main telecommunications network nor operate a mobile network. Redundant equipment is disposed of through appropriate recycling agencies, including the possibility of reuse for some computer equipment.

There are currently no significant environmental issues that prevent Telecom’s utilisation of its network or network integrity. Managing the environment is important to Telecom’s long-term success and Telecom strives for high standards in technology, operations efficiency and relationships with communities.

PARTNERING ARRANGEMENTS

Alcatel-Lucent

In 2006, Alcatel merged with Lucent Technologies, which resulted in two of Telecom’s strategic partners becoming one.

Telecom and Alcatel-Lucent New Zealand Limited entered into a strategic partnering relationship in June 2002 to manage the development and integration of the Trans-Tasman IP-based multi-service NGN. Telecom and Alcatel have agreed to work together to migrate Telecom’s current voice and data networks to an IP network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel will be the primary supplier to Telecom of network equipment to provide new services in New Zealand. Since July 2003, Alcatel has taken increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia.

In June 2003, Lucent Technologies (NZ) Limited signed a five-year agreement with Telecom in which Lucent agreed to supply Telecom with CDMA network products and services and to manage Telecom’s network planning, design, implementation and operational services, including all support and maintenance in relation to Telecom’s CDMA network in New Zealand. Telecom is in the process of renegotiating its contracts with Lucent Technologies (NZ) and entering into an order contract in respect of the new WCDMA network and GSM-Edge network, which is expected to be commissioned in December 2008.

Kordia Limited

In January 2003, Telecom signed a five-year agreement with Kordia Limited by which Kordia agreed to build an open access network to enable Telecom to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s DSL Yahoo!Xtra services. The network was completed in November 2003.

Sky Network Television Limited

In July 2003, Telecom entered into a reseller agreement and a retransmission agreement with Sky Network. Under the retransmission agreement Telecom is able to retransmit Sky Network programming over Telecom’s network. Under the reseller agreement Telecom can resell Sky Network services to domestic customers and to commercial customers with Sky Network’s consent. Both agreements expire in July 2008. Sky Network and Telecom have agreed that they will consider a renewal of the agreements, however, there is no obligation on either party to renew.

EDS (New Zealand) Limited

In 1999, Telecom outsourced the operation of its information services systems to EDS as part of a 10-year IT services agreement. In 2002, the term of the original agreement was extended by a further three-years and Telecom relinquished its 10% shareholding in EDS. Additionally, Telecom and EDS agreed changes to align the outsourcing agreement with Telecom’s business requirements including, in June 2004, the implementation of fully contestable application development and maintenance services, and in January 2005 the introduction of a similar construct for facilities management services. The EDS outsourcing agreement for Australia is based on that for New Zealand, however, EDS does not provide application development and maintenance services in Australia.

Sprint Nextel Corporation

In 2003, Telecom and Sprint entered into a Master Services Agreement where they agreed to collaborate on procurement, marketing and service development initiatives for products and services relating to their respective CDMA wireless networks. In August 2006, Telecom and Sprint entered into a new Contract Order (pursuant to the 2003 Master Services Agreement) agreeing to expand the scope of collaboration beyond wireless networks to include WiMax technology. The level of collaboration has also been expanded to include joint planning, development and procurement across four key areas as they relate to CDMA and WiMax. These four key areas are terminals, infrastructure (network and IT), content and products. The term of the Contract Order is for a minimum of three years and the objective is to align (as much as possible) product planning, development and deployment in order to improve Telecom’s time-to-market and to secure more advantageous terms from vendors (including price). Additional contract orders have also been entered into. These arrangements with Sprint have enabled Telecom to be more competitive than it would otherwise have been.

Hutchison Whampoa Limited

In June 2006, Telecom and Hutchison Whampoa agreed to terminate their existing partnering arrangements and enter into a new five-year services agreement. Under the new agreement the parties agree to share information in relation to UMTS business operations and Telecom can participate in Hutchison group brand and strategy forums.

In August 2007, Telecom entered into a non-binding agreement with Hutchison Telecommunications (Australia) Limited (HTAL) and Hutchison Communications (Australia) Pty Limited to exchange its 19.94% holding in Hutchison 3G Australia for a 10% holding in HTAL. HTAL is the parent company and controlling shareholder of Hutchison 3G Australia and is listed on the ASX. The arrangement is subject to various regulatory and shareholder approvals. If the transaction proceeds, Telecom will acquire ordinary shares and convertible preference shares in the same proportion as the securities that have been issued by HTAL. HTAL recently underwent a rights issue to raise A$2.85 billion of capital to replace existing debt in HTAL and Hutchison 3G Australia. The planned exchange of shares substantially maintains Telecom’s effective interest in Hutchison 3G Australia without any further cash investment from Telecom.

The non-binding agreement also provides for Telecom to hold an option to increase its equity ownership in HTAL to 19.94% on or before 31 December 2008. The option to acquire a further 9.94% of HTAL has escalating strike prices of A$250 million on 31 December 2007, A$275 million on 30 June 2008 and A$300 million on 31 December 2008.

Telecom has also agreed to assign 800 MHz spectrum currently held by its Australian business to HTAL as part of the overall arrangement.

Yahoo! Australia & NZ Pty Limited (Yahoo!7)

In December 2006, Telecom and Yahoo!7 entered into a joint venture which established Yahoo!Xtra New Zealand Limited, owned 51% by Yahoo!7 and 49% by Telecom, to commercialise a co-branded Yahoo!Xtra portal, providing online advertising and the provision of other services. Telecom paid NZ$1.96 million for its share of Yahoo!Xtra. Yahoo!7 will receive 70% of the dividends paid by Yahoo!Xtra during the initial five-year period after closing of the transaction, after which the percentage reduces to 51%. Telecom will receive 30% of the dividends paid by Yahoo!Xtra during the five-year period after closing, after which the percentage increases to 49%. Yahoo!7 will provide Telecom with products and services for the Yahoo!Xtra publicly available portal, and a portfolio of products and services for Telecom’s ISP subscribers to access and use through a new co-branded portal available only to those subscribers.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This section should be read in conjunction with the consolidated financial statements and related Notes included in Item 18.

The following discussion of Telecom’s performance uses financial data prepared in accordance with NZ IFRS, which differ in certain respects from US GAAP. Information relating to the nature and effect of such differences is presented in Note 39. Critical accounting policies and other material matters impacting Telecom’s reconciliation of certain financial measures to US GAAP are discussed in this section.

All monetary amounts in this section are presented in NZ dollars unless otherwise indicated. In this section reference is made to the financial years ended 30 June 2007, 30 June 2006 and 30 June 2005 as 2007, 2006 and 2005 respectively. The period encompassing the 2005, 2006 and 2007 financial years is referred to as “the three year period”. The financial year ending 30 June 2008 is referred to as 2008.

This section is organised as follows:

•	Executive Summary – a high level overview of the key trends and developments highlighted in this Item 5.

•	Principal Factors Impacting Telecom’s Results and Key Trends – a description of the principal factors and key trends impacting Telecom’s operations and financial results during the three year period.

•	Critical Accounting Policies – a discussion of the accounting policies that require critical judgements and estimates in the course of preparing Telecom’s financial statements.

•	Consolidated Results of Operations – an analysis of Telecom’s consolidated results of operations during the three year period.

•	Segmental Results of Operations – an analysis of results for each of Telecom’s business segments.

•	Liquidity and Capital Resources – an analysis of cash flows, sources and uses of cash, contractual obligations and matters affecting Telecom’s debt.

EXECUTIVE SUMMARY

2007 represented a period of major change for Telecom. Telecom has implemented significant strategic decisions, continued to witness changes in its revenue mix and cost structure and faced regulatory uncertainty.

In 2007, Telecom disposed of its New Zealand directories business, Yellow Pages Group, for $2,161 million. Net earnings for 2007 included a significant one-off gain recognised for this transaction. Telecom acquired PowerTel, an Australian network service provider for A$326 million. PowerTel has had a limited impact on Telecom’s results for 2007 as it was acquired late in the financial year. The successful integration of AAPT and PowerTel will be crucial in realising the potential value of this acquisition.

Operationally, Telecom’s traditional revenue streams of access, calling and interconnection continued to decline, offset to some extent by growth in mobile, broadband and IT solutions revenues. This change in product mix has led to contracting margins as the growth products generally have lower gross margins than traditional revenue such as access and calling. Telecom has continued to develop its NGT business models that are designed to enable the organisation to better service its customers and continue to generate satisfactory financial results in the new environment in which it operates, which is discussed in more detail below.

In addition to the changing nature of Telecom’s services, Telecom is in a period of significant regulatory uncertainty. In 2006, the Telecommunications Act was amended to implement a comprehensive set of changes to telecommunications regulation in New Zealand, including extension of the range of regulated wholesale broadband services, the introduction of LLU and UBA services (including naked DSL services) to the New Zealand marketplace and the requirement for Telecom to adopt an operational separation model under the oversight of the Minister of Communications. The final form of the regulatory environment has not yet been determined.

While this legislation provides some direction as to the structure of the broad regulatory framework, the ability to determine the actual financial impact of these changes on Telecom is, to a significant extent, dependent on the determination of the key organisational, pricing and service requirements underlying the regulation. Regulatory changes, the anticipated competitive responses and a series of wholesale price determinations are expected to disrupt the previous pattern of relatively consistent long-term trends in Telecom’s New Zealand business and to materially impact Telecom’s future financial and operating performance. The cumulative effect of these changes is likely to place downward pressure on operating margins and retail market share, partially offset by growth in wholesale revenues. In addition, Telecom expects that operational separation will involve significant initial establishment costs and increased ongoing costs. Telecom’s initial estimates are incremental capital expenditure of approximately $200 million over the four years ending 30 June 2011.

While the exact form of regulation, timetable for implementation and likely competitor responses are uncertain, Telecom is implementing revised strategies to proactively address the changes in the new environment, including:

•	increasing the level of investment and service offerings designed to retain high value customers;

•	further addressing the efficiency of current business processes;

•

accelerating the introduction of the “Next Generation Telecom” business model (NGT). This model is a longer-term programme designed to fundamentally reduce the operating cost structure of the future business through a radical simplification of consumer and business offers and the construction of a next generation network (NGN) with related enhancements in service, provisioning, and product development capability; and

•	establishing a comprehensive undertakings implementation programme designed to co-ordinate and project manage the significant operational separation process.

In addition, there are a number of related regulatory matters under discussion with the New Zealand Government, including a review of Telecom’s TSO responsibilities, which may have a potential impact on future investment by Telecom.

There is a large amount of uncertainty around these assessments as a number of key determination processes have yet to be completed, which has made it difficult to provide reliable estimates of Telecom’s future financial performance. Expectations around future financial performance can, and will be, subject to material change during the forthcoming year.

Telecom expects earnings from its New Zealand operations to decline at a similar rate to that experienced towards the end of 2007 (that is, a decline of between 5% to 8%). This is principally due to the impact of increased competition due to regulatory decisions and the anticipated incremental operational separation costs noted above.

Increased earnings are expected from Australian Operations as a result of the PowerTel acquisition, however, such earnings are dependent on the successful integration of PowerTel’s customers onto the systems of AAPT and the transition of AAPT’s customers onto PowerTel’s network.

Capital expenditure is also expected to increase to between $950 to $975 million as Telecom continues the construction of its NGN, implementing operational separation and embarking upon the construction of a new WCDMA mobile network and GSM-Edge mobile network. This will lead to increased depreciation and amortisation charges in future years.

Net earnings will also be impacted depending on the period of time that the cash from the proceeds from the sale of Yellow Pages Group is held by Telecom. This cash earns interest income and, therefore, the level of interest income will depend on the timing of the proposed capital return to shareholders and utilisation of cash by Telecom’s capital programmes.

Tax expense for 2008 may be higher than 2007 depending on the extent of the availability of tax losses similar to those utilised in 2007 that totalled approximately $99 million in tax benefit.

Telecom has appointed a new CEO, Dr Paul Reynolds, who will commence in September 2007. Potential exists for Dr Reynolds to change Telecom’s current direction, strategy and priorities and thus the future operating results of Telecom.

PRINCIPAL FACTORS IMPACTING TELECOM’S RESULTS AND KEY TRENDS

The principal external factors that have impacted Telecom’s result of operations in the three year period are set out below. Telecom has continued to develop its NGT programme. NGT and its potential impact on Telecom’s future financial results are discussed at the end of this section.

Increasing Regulation

In addition to the changing nature of Telecom’s services, Telecom is in a period of significant regulatory uncertainty. In 2006, the Telecommunications Act was amended by the Telecommunications Amendment Act (No 2) 2006 (Telecommunications Act 2006), to implement a comprehensive set of changes to telecommunications regulation in New Zealand, including extension of the range of regulated wholesale broadband services, the introduction of LLU and UBA services (including naked DSL services) to the New Zealand marketplace and the requirement for Telecom to adopt an operational separation model under the oversight of the Minister of Communications. The final form of the regulatory environment has not yet been determined.

While the Telecommunications Act 2006 provides some direction as to the structure of the broad regulatory framework, the ability to determine the actual financial impact of these changes on Telecom is to a significant extent dependent on the determination of the key organisational, pricing and service requirements underlying the regulation, recognising that there will be substantial adverse effects on Telecom’s operations and financial performance.

Based on recent discussions with the Ministry of Economic Development regarding its specific proposals for operational separation, Telecom expects that operational separation will involve significant initial establishment costs and increased ongoing costs. Telecom’s initial estimates are incremental capital expenditure of approximately $200 million over the four years ending 30 June 2011. Additional ongoing operating expenditure is expected to be $20 to $30 million for the financial year ending 30 June 2008 rising to approximately $40 million per annum over the four years ending 30 June 2011.

In July 2007, the Commerce Commission released its draft determination on the price and non-price terms on which Telecom must make LLU and co-location regulated services available to other telecommunications providers. The draft determination proposed monthly rental charges for access to the LLU service at $16.49 per month for urban areas and $32.20 per month for non-urban areas. The draft also incorporated charges for co-location services and connection charges that will have the effect of slightly increasing the average realised ARPU per line.

In August 2007, the Commerce Commission released its draft determination on the price and non-price terms on which Telecom must make UBA regulated services available to other telecommunications providers. The draft determination proposed a monthly rental charge for access to the basic UBA service based on the retail-minus principle, which results in a price of $27.70 for the clothed basic UBA service. For naked UBA services, the draft determination proposed de-averaged pricing in line with the Commission’s proposed de-averaged LLU prices, i.e. urban and non-urban and proposed that the “naked” premium will be $16.49 for urban lines and $32.20 for non-urban lines. For enhanced UBA services (capable of real time traffic delivery) the draft determination benchmarked the premium over basic UBA services by examining the premium price in VoIP services in Australia, which resulted in a 26% premium for the 40kbps enhanced UBA service. For the 90kbps enhanced UBA service, the Commission adopted a linear approach and proposed that, given there is a 2.25 bandwidth differential between the 40kbps and 90kbps UBA services, the premium over basic UBA services should be 59% (which is 2.25 x 26%).

Yellow Pages Group

In April 2007, Telecom completed a competitive sales process which resulted in the sale of Yellow Pages Group for $2,161 million. In accordance with NZ IFRS, the operating results of Yellow Pages Group and the net gain on sale is presented in Telecom’s financial statements as results from discontinued operations.

Of the $2,161 million that Telecom received from the sale, approximately $1,100 million is planned to be returned to shareholders in October 2007 as part of a capital return by way of a court sanctioned pro-rata share cancellation.

PowerTel

In May 2007, Telecom acquired 100% of PowerTel’s equity for A$326 million. PowerTel has invested heavily in the development of an extensive telecommunications network, which has seen it emerge predominately as a wholesale provider. AAPT’s recent capital investments have focused on the service layer in order to position it in the small to medium enterprise and mass-market segments. Accordingly, Telecom believes that the operations of the two entities are highly complementary and significant integration benefits are anticipated from combining the two entities.

Telecom expects that PowerTel’s existing ADSL2 access network is capable of addressing 45% of AAPT’s residential customer base and 65% of its business customer base. Migration of existing AAPT customers onto PowerTel’s network is expected to address approximately A$150 million of AAPT’s current annual carrier spend. The improved access economics and network scale should also provide a stronger platform for competition in the corporate and wholesale market segments.

Competitive Environment

As a result of the package of regulatory changes in the Telecommunications Act 2006 being developed by the New Zealand Government, competition in the New Zealand market is expected to increase. Competitors will have access to Telecom’s fixed line network and will be able to offer products such as naked DSL that will potentially sever or significantly curtail Telecom’s fixed line access relationship with existing customers. Telecom will also incur additional capital and operating expenditure as it embarks on the construction of a new WCDMA network and GSM-Edge network.

Within its Australian operations, Telecom has a very small share of the overall telecommunications market. Competition from larger competitors has restricted Telecom’s ability to acquire new customers, particularly in the corporate and large business sector, and has also put significant downwards pressure on prices.

Technological Change and Product Substitution

The evolution of communications technology is an ongoing trend. This is resulting in changing customer behaviour and giving rise to new competitive challenges. Traditional fixed line telecommunications services are increasingly being replaced by new IP-based technologies, which provide cost advantages and the ability to offer new value-added services. The level of acceptance and demand for new value-added services (and the resulting pricing models) are, however, still subject to uncertainty. There is also an increasing substitution from fixed line to mobile services, given the greater flexibility that mobile communication offers users.

These trends are significantly impacting revenue growth rates for different products, and the capital expenditure decisions that operators must make to address the shifts in the market. These capital expenditure decisions are long term in nature and uncertainties and opportunities exist during the transition to this new business model. Operators must balance the pursuit of new technologies and operating models with the need to maximise returns from existing infrastructure.

Telecom’s development of a new WCDMA network and GSM-Edge network, which is expected to be commissioned in December 2008, complements its existing CDMA network capabilities and allows Telecom to provide mobile services using the best features and capabilities of both networks during the phasing out of Telecom’s CDMA network over a period expected to be five years.

Industry Convergence

There is increasing convergence between the telecommunications and IT sectors as technological changes see telecommunications and IT services become enmeshed, particularly in the corporate and business segments of the market. This is resulting in telecommunications companies competing with entities that they have not previously competed against, both as telecommunications companies expand their businesses into the IT sector and vice versa. There is also increasing convergence between the telecommunications and entertainment and information services sectors. Uncertainty exists as to which entities will obtain significant future market shares in these previously independent industries.

Economic Conditions

Economic conditions globally, and in the telecommunications sector in particular, impact Telecom’s operations. Within the New Zealand economy, in particular, there are a number of signs indicating that the economy is slowing, which may impact future growth rates for the overall telecommunications market.

Movements in the NZ dollar/Australian dollar exchange rate also affect NZ dollar results reported by Telecom’s Australian operations.

Changing Mix of Operating Revenues

As a result of the factors outlined above, Telecom continues to experience a shift in its business from traditional fixed line calling products to wireless and broadband products, and IT services. As newer revenue streams are generally lower margin than the traditional fixed line revenue streams they are replacing, overall gross margin percentages are contracting.

Traditional fixed line services still remain the core of Telecom’s operations, however, the proportion of Telecom’s total revenues represented by these services is falling due to the impact that competition, product substitution and regulation is having on these revenue lines. Local service revenues have limited potential for significant further growth given Telecom’s already leading market share and the impact Telecom expects that competitive pressure and regulatory activity will have on prices and market share. Calling revenues have continued to decline in the three year period as competition has impacted prices and market share, and substitution for products such as email, broadband and mobile has impacted volumes. Telecom expects these trends to continue for the foreseeable future.

Given the constraints on growth in Telecom’s traditional calling business, Telecom has sought to grow its revenues in other areas, particularly mobile and broadband, as well as expanding its operations into the IT services sector.

Changing revenue mix from New Zealand Operations

Telecom has continued to grow its New Zealand mobile revenues in 2007 (up 5.4% in 2007), much of which was attributable to growth in its customer base as total connections of 1,977,000 at 30 June 2007 grew by 274,000 (16.1%) over the twelve month period, from 1,703,000 at 30 June 2006 (which includes a one-off adjustment of 199,000 non-active TDMA connections from the base with the TDMA network closure). Market penetration of mobile connections now exceeds 100% and the rate of growth has begun to slow towards the end of 2007, which is a trend that is expected to continue.

Future mobile data revenue growth is expected to be driven more by applications and content than by text messaging (which is currently the most significant driver). Future mobile voice revenues will be driven by share of connections and rate of substitution from fixed line services. As an integrated operator, Telecom also has a focus on the convergence of fixed and mobile services, which is expected to gain momentum in future periods.

New Zealand broadband revenues increased in 2007 by 3%. Consumer and Wholesale revenues increased by 31.4% due to increases in the customer base while business broadband revenue decreased by 37.3% due to the realignment of prices for business customers following regulatory changes in 2006. Total broadband connections of approximately 605,000 at 30 June 2007 increased by 170,000 (39.1%) from 30 June 2006.

Telecom views consumer broadband as a significant growth opportunity as well as being key to maintaining Telecom’s position in fixed line access and calling markets, as there is a propensity for customers to use the same carrier for local and national calling as the provider of their broadband connection. The introduction of LLU and naked DSL could threaten Telecom’s fixed line access relationship with customers and could accelerate the rate of decline in traditional telephony services such as calling, see “Item 3 – Risk Factors” and “Item 4 – Regulation”.

Partly offsetting the growth in broadband revenue, New Zealand internet revenue (which is primarily sourced from dial-up internet access) is declining at an increasingly rapid rate (falling by 27.1% in 2007). This is the result of migration of the dial-up customer base to broadband. Telecom expects this decline in internet revenue to continue.

Telecom’s IT services revenues continued to grow, up 9.8% in 2007. Telecom currently believes that the IT services market has the potential to grow faster than the traditional telecommunications market and accordingly sees this segment as a potential source of future growth for the Telecom Group.

Changes in cost composition of New Zealand Operations

While transitioning to the NGT model and implementing operational separation, Telecom has incurred, and will continue to incur, additional costs. In addition, Telecom has experienced higher costs in the three year period from its growth revenue streams (that is, mobile, broadband and IT services) which have lower margins compared to traditional calling. The growth in Telecom’s mobile and broadband customer bases continues to have a negative impact on Telecom’s costs and margins, driving greater customer acquisition, retention and provisioning costs and necessitating investment in additional customer service capability. IT services revenue, which is lower margin than Telecom’s traditional revenue streams, had increased sales costs of 23.3% in 2007.

Significant changes in Australian operations

Competitive conditions impacting Telecom’s Australian operations continue to be highly challenging. Retail prices continue to decline across most product categories, while margins remain under significant pressure. These negative trends have been exacerbated by the cessation of substantial corporate and government contracts.

To respond to the challenges that the Australian operations are facing, further significant investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention programmes. This investment has had a negative impact on costs and free cash flow for Telecom’s Australian operations for 2007. Implementation of the IT platform to enable the provision of an improved customer experience, the Hyperbaric project, was launched in June 2007. This continues the progress of the Consumer & Small Enterprise operations to the next generation business model. However, as Hyperbaric was launched at the end of 2007, it has not had a notable impact on the Australian operation’s financial results for 2007.

As noted above, Telecom acquired PowerTel during the year and plans to merge it with Telecom’s existing AAPT business. This should lead to significantly improved access economics and network scale for Telecom and provide a stronger platform for competition in the corporate consumer and small and medium enterprise, and wholesale market segments. Access economics should improve through a function of faster migration to PowerTel’s established IP network platform, improved direct metro fibre access reach and customer migration to an ADSL 2+ access platform.

The acquisition of PowerTel should assist in achieving several of Telecom’s strategic and commercial ambitions with respect to its investment in AAPT and Australia more broadly. While a detailed integration plan has yet to be finalised, the Hyperbaric platform will be implemented across PowerTel’s access network and existing indirect dealer channel.

It remains to be seen, however, whether Telecom can successfully manage the integration and other risks involved in the PowerTel acquisition, such as the operational and customer management risks around the migration of AAPT’s customers onto PowerTel’s network.

Technological Developments

Technology has a fundamental impact on Telecom’s business and the results that it generates. The core of Telecom’s revenues has traditionally been generated by its fixed line PSTN network.

Implementation of an IP-based NGN over several years should enable Telecom to introduce new IP-based products and services to its customers more quickly than was previously possible. Telecom anticipates that the NGN will help manage operating costs by reducing the costs of provisioning, delivery, and network support. If, however, existing legacy systems cannot be decommissioned when the new NGN platform is completed, these operating cost savings may not be achieved as Telecom would bear the additional cost of supporting multiple platforms, see “Item 3 – Risk Factors”.

Technological developments are also having a significant impact in Telecom’s New Zealand mobile operations. Telecom currently operates a CDMA mobile network in New Zealand and closed its TDMA network in 2007. As noted above, Telecom has announced that it will develop a WCDMA network and GSM-Edge network that will involve significant capital expenditure and maintenance of two mobile platforms while customers are transitioned to the WCDMA and GSM-Edge network. Migration is planned to occur over several years.

Implementation of NGT and NGN

In the absence of a major strategic change to its business model, Telecom expects that its operating earnings will decline over the next five years as a result of regulatory, competitive and technology pressures and the impact that this is having on Telecom’s traditional high-margin telecommunications business. While Telecom is pursuing strategies to mitigate the decline in the core telecommunications business (principally through aggressive promotion of products and bundled offers that deepen Telecom’s relationship with its customers and hence reduce the threat of loss of the fixed line access relationship), it believes that the most likely way to deliver improved financial results is for it to implement a lower cost, more efficient business model.

As a result, Telecom is developing its NGT business models, which aims to create a significantly simpler and lower cost operating model. The key components of this programme are:

•	A substantial reduction in the number of products offered by Telecom

Telecom has historically operated a highly customised approach to product development. Within the business market products have been extensively tailored to individual customer needs resulting in a proliferation of discrete products. Within the consumer and business markets, a large number of plans and options have been created to address particular niches or for individual promotion or managed customer requirements. The complexity created by delivering such a large product set drives costs in provisioning, billing and support, and significantly increases the time required for Telecom to take new services to market and to build and implement new information systems.

As part of NGT, Telecom is aiming to develop a much narrower, more standardised set of products for its consumer and small and medium enterprise business customers. If successfully implemented, this will result in a substantial reduction in the number of products offered by Telecom and, therefore, has the potential to lead to meaningful reductions in the costs of provisioning and supporting these products.

•	Simpler pricing structures

In line with the reduced product set, Telecom also aims to move to a simpler pricing model. Greater use of subscription-based billing (where customers pay a fixed monthly fee to receive a set bundle of services, regardless of the level of usage) is likely to be made.

Setting the price level for these bundles will involve a trade-off between driving uptake of bundled services and the impact on existing usage-based revenues. A simplified pricing structure will have the potential to reduce complexity and, therefore, costs associated with billing operations.

•	Developing lower cost marketing, sales and service approaches to support the new products

NGT aims to make increasing use of online channels for marketing, sales and customer service. The objective is to enable customers to order products online, with automated fulfilment of orders and customer self-provisioning. Billing and bill analysis will also be provided online. Given the lack of human intervention required for each of these activities, successful implementation of this aspect of NGT has the potential to result in substantial savings in personnel and related costs associated with each of these activities. Realisation of these cost savings will be dependent on transitioning a substantial proportion of Telecom’s customer base onto these services.

•	Replace legacy network platforms with the NGN to deliver NGT services across an IP network

Telecom currently employs multiple discrete network platforms to deliver its existing products. It is currently part way through a multi-year programme to deliver the NGN. The goal of the NGN project is to create a single integrated IP-based network to replace Telecom’s multiple legacy platforms.

Implementation of the NGN has the potential to reduce operating costs through simplification. By reducing the number of platforms that Telecom needs to support, network maintenance and development costs will potentially reduce. Achieving cost reductions will be dependent on Telecom’s ability to successfully shift customers off legacy platforms and to close these down. Implementing the NGN will also potentially enable Telecom to expand its revenue base through the delivery of new IP-based services.

•	Optimising capital expenditure

A significant focus of NGT will be on attempting to ensure that Telecom obtains the maximum benefit from each dollar of capital expenditure. This will involve making trade-offs between competing capital projects in order to ensure that capital funds are applied to the highest return projects and seeking to keep expenditure on legacy systems to a minimum.

Other than the NGN implementation, which predates NGT and hence for which detailed plans are already in existence, the NGT initiatives have currently only been defined at a broad level. Telecom is currently in the process of formulating the detailed planning and decision work required to implement NGT at an operational level. It is currently expected that the majority of Telecom’s customers will be on NGT offers by December 2012.

Implementation of operational separation may require Telecom to divert both capital and human resource from building its NGT and NGN and could delay the implementation of customer services over NGT and NGN.

In addition, successful implementation of the NGT and NGN should not be assumed as there are both significant risks involved in the execution and delivery of the programme, as well as uncertainties regarding customer acceptance and ongoing support for NGT.

Segmental Reporting

During 2006 Telecom restructured its New Zealand business in line with Telecom’s customer segments. Reporting to Telecom’s senior management on the restructured business commenced in July 2006 and prior periods have been restated.

Telecom’s segments are:

•	NZ Business;

•	NZ Consumer;

•	NZ Technology and Enterprises; and

•	Australian Operations;

It is likely that Telecom’s reportable segments will change after the implementation of operational separation to the extent that operational separation changes the internal reporting of Telecom’s New Zealand operations. This may include internal transactions, such as the allocation of overheads and internal trading. Given that these activities did not occur during 2006 and 2007 and are unlikely to occur during 2008, it is probable that it will not be practical to perform a three year segmental comparison after that change.

CRITICAL ACCOUNTING POLICIES

As set out above, Telecom’s consolidated financial statements are prepared in accordance with NZ IFRS. Telecom’s significant accounting policies are set out in Note 1. Preparing these financial statements requires management to make estimates and judgements that affect reported amounts and disclosures in the financial statements. These estimates and judgements are based on historical experience and other factors that management considers relevant in the circumstances. Of the significant accounting estimates and judgements made by Telecom, management considers that the following are the most critical. Where the accounting policy is significantly different under US GAAP, the US GAAP policy is also described.

Valuation of goodwill

Goodwill arising from the acquisition of a business or shares in subsidiaries is not amortised for either NZ IFRS or US GAAP purposes, but instead is subject to an impairment test at least annually (or more frequently if circumstances indicate that an impairment may have occurred). The initial determination of goodwill is dependent on the allocation of the purchase price to the assets and liabilities acquired. This allocation is based on management’s judgement of the fair value of those assets and liabilities acquired.

The balance of goodwill is reviewed periodically and to the extent that it is no longer probable of being recovered from the future economic benefits of the investment (based on discounted expected cash flows), it is recognised immediately as an expense. Performing this assessment requires management to estimate the future economic benefits that it expects to derive from the investment. This generally requires management to estimate future cash flows to be generated by the investment, which entails making judgements including the expected rate of growth of revenues, expected margins to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows. The resulting valuation of goodwill is sensitive to changes in any of these assumptions. Under US GAAP, goodwill is reviewed at least annually for impairment. An indication of impairment exists when the carrying value of the reporting unit in which the goodwill resides exceeds its estimated fair value. An impairment charge is recognised to the extent the carrying value of the goodwill exceeds its implied fair value.

During 2006, a goodwill impairment charge totalling $834 million pertaining to AAPT was recognised as a result of a significant downwards revision in the assessment of the value of Telecom’s Australian operations. Under US GAAP this goodwill impairment charge was $952 million. As a result of this impairment charge, all goodwill relating to AAPT was written off at 30 June 2006.

Goodwill of $63 million arose on the acquisition of PowerTel in 2007. Other goodwill of $105 million at 30 June 2007 largely arose on the purchase of Gen-i and Computerland in 2005. Management considers the carrying value of the remaining goodwill to be recoverable.

Valuation of investments

Telecom holds long-term investments that comprise minority shareholdings in unlisted companies. Equity investments where Telecom does not have significant influence are required by NZ IFRS to be recognised at fair value unless it is not possible to determine fair value with sufficient reliability.

Telecom’s long-term investments of $494 million at 30 June 2007 consisted principally of investments in privately held entities. The main item within this balance is Telecom’s investment in Hutchison 3G Australia. The stake in Hutchison 3G Australia is particularly difficult to value given the fact that this business is still in a relatively early stage in its life cycle and is embarking on a period of rapid growth as the business attempts to achieve the scale required to generate a satisfactory return on its equity in the long run. The value of this entity arises from future cash flows that are highly uncertain.

Given that there is no objective measure of fair value for this privately held investment and that a wide range of estimates of fair value exist due to the level of uncertainty surrounding Hutchison 3G Australia’s future cash flows, management considers that it is not possible to obtain a reliable measure of fair value and hence carries this investment at cost in the balance sheet. Notwithstanding this, Telecom is still required to periodically assess whether there has been any impairment in Telecom’s investments.

In assessing whether there has been an impairment, consideration is given to the financial performance of the investee and other factors that impact management’s expectation of recovering the value of the investment. This assessment also requires management to make judgements about the expected future performance and cash flows of the investee, and an appropriate discount rate, in order to determine the fair value of investments based on discounted expected cash flows of investees. This is a difficult exercise to perform in relation to Hutchison 3G Australia for the precise reasons set out above as to why the investment is carried at cost. Nonetheless, taking into account the evidence available at 30 June 2007, management currently considers the carrying value of Telecom’s investment in Hutchison 3G Australia to be recoverable.

Accounting for property, plant and equipment and finite-lived intangible assets

Telecom has a significant investment in long-lived property, plant and equipment assets, principally telecommunications plant and equipment and other IT assets. Telecom also has substantial investments in finite-lived intangible assets, principally software and international cable capacity. At 30 June 2007, the net book value of Telecom’s property, plant and equipment and finite-lived intangible assets was $4,449 million, representing 53.8% of Telecom’s total assets.

These assets are initially recorded at cost, which comprises costs directly attributable to bringing the item to working condition for its intended use, including capitalised interest. Judgements must therefore be made about whether costs incurred relate to bringing an item of property, plant and equipment or an intangible asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. Where assets are internally constructed, this will also entail assigning an appropriate amount of overhead costs to construction activities. As there is no direct causal link between construction activities and overheads, allocation models are necessary to apply overheads to capital projects. These models are based on analysis of costs incurred in prior years, updated to reflect changes in work patterns where necessary.

For internally constructed assets capitalisation only occurs where it is considered there is sufficient probability that the project will successfully generate an asset to be used in future operations. In capitalising costs, judgements must, therefore, be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

Once cost of the asset has been determined, this value, less any expected salvage value, is then depreciated or amortised over the asset’s expected useful life. The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, and the likelihood of Telecom ceasing to use the asset in its business operations.

Telecom periodically reviews the useful lives and salvage values of its property, plant and equipment and finite-lived intangible assets to ensure that these remain appropriate. Remaining asset lives and salvage values are adjusted where necessary to reflect changes in conditions since the asset was brought into service. Adjustments to asset useful lives and salvage values could have a material impact on depreciation and amortisation expense given the significant carrying value of property, plant and equipment and finite-lived intangible assets. There were no significant changes in either asset lives or salvage values during the three year period.

The carrying values of Telecom’s property, plant and equipment and finite-lived intangibles are also periodically reviewed to ensure they do not exceed their recoverable amounts (the economic benefits Telecom expects to derive through the use and ultimate disposal of the relevant asset). Where the carrying value exceeds the recoverable amount, the difference is recognised immediately in earnings as an impairment charge.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. This will in turn involve a number of assumptions, including rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows.

Under US GAAP, long-lived assets to be held and used are evaluated when there is an indication that impairment exists. An asset is considered impaired if its carrying value exceeds the future (undiscounted) cash flows expected to be generated by the asset. In such cases, the asset is then written down to its fair value.

In 2006 impairment write-downs totalling $373 million were made in respect of property, plant and equipment of Telecom’s Australian operations. This reflected the fact that it was determined that the cash flows expected to be generated by the asset grouping as a whole were not sufficient to support their carrying value.

Provision for doubtful debts

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom’s debtors’ portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision. At present, however, Telecom considers the current level of its provision for doubtful debts to be adequate to cover expected credit losses in its accounts receivable balances. Bad debt expenses are reported as other operating expenses in the consolidated income statements.

Telecom’s doubtful debt provision for 2007, 2006 and 2005 is included in the table below:

	Telecom Group
(Dollars in millions)	Balance at beginning of period $	Charged to costs and expenses $	Balance written off against provision $	Release from provision $	Balance at end of period $
30 June 2007	39	33	(28)	—	44
30 June 2006	42	34	(37)	—	39
30 June 2005	61	40	(59)	—	42

Accounting for interconnection revenues and expenses

In the course of its normal business operations, Telecom interconnects its networks with other telecommunications operators. Telecom both supplies and receives network services under interconnection arrangements. In some instances management may be required to estimate levels of traffic flows between networks in order to determine amounts receivable or payable for interconnection.

The terms of interconnection, including pricing, are subject to regulation in some instances. Pricing may be subject to retrospective adjustment, in which case estimates of the likely effect of these adjustments are required in order to determine revenues and expenses. Likewise, where interconnection rates are in dispute with another carrier, estimates of the likely outcome of disputes are required to determine financial results. Telecom bases these estimates on management’s interpretation of material facts, as well as independent advice. Telecom considers its estimates reasonable in the circumstances, however, in the event that the outcomes of regulation or disputes differ from management’s estimates, adjustments could be required.

Accounting for income taxes

Telecom is required to determine its income taxes in each jurisdiction in which it operates. This entails a jurisdiction-by-jurisdiction estimation of current tax exposure, as well as an assessment of the impact of temporary differences, which result from different valuation of items for accounting and tax purposes. Telecom’s principal temporary differences relate to fixed assets, provisions and accruals, and tax losses in subsidiaries.

Preparation of the annual financial statements requires management to make estimates as to, among other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that it will receive. Actual results may differ from these estimates as a result of reassessment by management and/or taxation authorities. This may significantly impact Telecom’s financial position and results of operations.

Under US GAAP, deferred tax assets are generally recognised for all deductible temporary differences and a valuation allowance is established when management considers the likelihood of not realising the benefit of deferred tax assets is more likely than not. Further details on Telecom’s deferred tax assets, valuation allowances and deferred tax liabilities under US GAAP are disclosed in Note 39.

Additional Critical Accounting Policy under US GAAP

In Note 39, Telecom presents a reconciliation of a number of its NZ IFRS measures to those that would be reported under US GAAP. In addition to the critical accounting policies applicable in determining certain of the NZ GAAP financial measures, the following critical accounting policy is solely applicable to the determination of certain financial measures under US GAAP.

Consolidation of Variable Interest Entities (VIE)

As a result of the issue of FIN 46R “Consolidation of Variable Interest Entities”, under US GAAP companies are required to determine whether they hold any interests in VIEs. If they do hold such interests, companies must assess whether these interests could be expected to absorb a majority of the expected losses of the VIE or receive a majority of the VIE’s residual returns, in which case FIN 46R would deem the company to be the primary beneficiary and require it to consolidate the VIE.

Determining what the expected losses of a VIE are and which party (if any) holds interests that would be expected to absorb a majority of these expected losses can be a complex process requiring results for the VIE to be forecast and probabilities assigned to scenarios under which results vary from this forecast. This exercise, particularly the assignment of probabilities, in most cases involves highly subjective judgements.

As a result of the application of FIN 46R for US GAAP purposes in 2004, Telecom determined that Southern Cross was a VIE subject to the rules of FIN 46R and that Telecom was also the primary beneficiary of Southern Cross as a result of providing contingent credit support to Southern Cross in addition to holding 50% of Southern Cross’ equity and subordinated debt. This required the consolidation of Southern Cross by Telecom for the purposes of presenting certain financial measures under US GAAP, resulting in a substantial reduction in shareholders’ equity in accordance with US GAAP.

At 31 March 2006, Telecom determined that it was no longer the primary beneficiary of Southern Cross as a result of the elimination of certain variable interests previously held by Telecom consisting of contingent credit support obligations (which ceased upon the repayment by Southern Cross of all its senior bank debt). Accordingly, Telecom ceased to consolidate Southern Cross for US GAAP purposes from this date, resulting in an increase in 2006 net earnings and shareholders’ equity in accordance with US GAAP of $526 million.

Impact of Recently Issued Accounting Standards

United States

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48), an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for annual periods beginning on or after 15 December 2006. Telecom will adopt FIN 48 in 2008 and is currently assessing the impact of the adoption of this standard on the Group’s consolidated financial statements.

During September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. This interpretation was effective for the first fiscal year ending after 15 November 2006. The adoption of this interpretation did not have an impact on Telecom’s financial position or results of operations.

In September 2006, the FASB issued FAS 157 “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. FAS 157 is effective for annual periods beginning on or after 15 November 2007. Telecom will adopt FAS 157 in 2008 and is currently assessing the impact of the adoption of this interpretation on the Group’s results and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of FASB Statement No. 115. SFAS 159 permits entities to measure eligible assets and liabilities at fair value. Unrealised gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. Telecom has not yet determined whether it will adopt this optional standard.

NZ IFRS

In September 2006, the ASRB approved the issue of NZ IFRS 7 ‘Financial Instruments—Disclosures’. NZ IFRS 7 introduces new requirements to improve the disclosure of information in financial statements regarding financial instruments. NZ IFRS 7 is effective for annual periods beginning on or after 1 January 2007, with early application permitted. The Group intends to adopt this standard in the 2008 financial year. The standard is not expected to significantly impact the Group but may change the Group’s disclosure in relation to financial instruments.

In December 2006, the ASRB approved the issue of NZ IFRS 8 ‘Operating Segments’. NZ IFRS 8 introduces a management reporting approach to identifying and measuring the results of reportable operating segments and replaces IAS 14. NZ IFRS 8 is effective for annual periods beginning on or after 1 January 2009, with early application permitted. The Group intends to adopt this standard in the 2008 financial year. The standard is not expected to significantly impact the Group but may change the Group’s disclosure in relation to segment information.

NZ IAS 23 Revised, ‘Borrowing Costs’ (effective for annual periods beginning on or after 1 January 2009, with early application permitted). The Group intends to adopt this standard in the 2008 financial year and no impact is expected from the adoption of this standard.

In September 2006, the ASRB approved the issue of NZ IFRIC 10 ‘Interim Financial Reporting and Impairment’. NZ IFRIC 10 addresses the apparent conflict between the requirements of IAS 34 ‘Interim Financial Reporting’ and the requirements in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. NZ IFRIC 10 is effective for annual periods beginning on or after 1 November 2006, with early application encouraged. The Group intends to adopt this interpretation in the 2008 financial year. No impact is expected from the adoption of this interpretation.

In December 2006, the ASRB approved the issue of NZ IFRIC 11 ‘Interpretation of NZ IFRS 2 – Group and Treasury Share Transactions’. NZ IFRIC 11 provides guidance on applying NZ IFRS 2 in three particular circumstances. NZ IFRIC 11 is effective for annual periods beginning on or after 1 March 2007, with early application permitted. The Group intends to adopt this interpretation in the 2008 financial year. No impact is expected from the adoption of this interpretation.

In June 2007, the International Accounting Standards Board (‘IASB’) approved the issue of IFRIC 13 ‘Customer Loyalty Programmes’ which addresses how companies, that grant their customers loyalty award credits (sometimes referred to as ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services, if and when the customer redeems the points. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008, with early application permitted. The Group intends to adopt this interpretation in the 2009 financial year and is evaluating the impact of adoption.

US GAAP reconciliation

The consolidated financial statements are prepared in accordance with NZ IFRS, which differ in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to present certain financial measures in accordance with US GAAP, are detailed in Note 39.

Impact of differences between NZ IFRS and US GAAP

As a result of the differences between NZ IFRS and US GAAP, Telecom’s US GAAP earnings from continuing operations for 2007 were $961 million compared with NZ IFRS earnings from continuing operations of $844 million. For 2006 US GAAP loss from continuing operations was smaller than its NZ IFRS loss from continuing operations by $370 million. For 2005 US GAAP earnings from continuing operations were greater than its NZ IFRS earnings from continuing operations by $8 million. US GAAP earnings from discontinued operations were the same as NZ IFRS earnings from discontinued operations for each year in the three year period.

In 2007, US GAAP earnings from continuing operations were greater than NZ IFRS earnings from continuing operations principally due to two adjustments, one relating to derivative financial instruments, the other relating to the repayment of an advance from an associate, offset by the tax impact of these adjustments. Hedge accounting is not applied for US GAAP purposes and, accordingly, the change in valuation of a gain of $49 million was recorded in earnings. The associate advance had been written down under US GAAP therefore upon repayment of this advance by the associate a gain of $85 million was recognised in US GAAP earnings.

US GAAP loss from continuing operations for 2006 was smaller than NZ IFRS loss from continuing operations principally owing to a gain of $526 million arising on the deconsolidation of Southern Cross. Partly offsetting this were charges of $128 million on the revaluation of derivative financial instruments and $118 million in relation to the impairment write-down of Telecom’s Australian operations. Hedge accounting is applied to derivative financial instruments for NZ IFRS purposes, with changes in valuation being recorded in equity. Hedge accounting is not applied for US GAAP purposes and, accordingly, changes in valuation are recorded in earnings. The charge in relation to the impairment write-down resulted from the fact that the carrying value of Telecom’s Australian operations under US GAAP was higher than the carrying value under NZ IFRS due to the earlier cessation of amortisation of goodwill.

US GAAP earnings from continuing operations for 2005 were greater than NZ IFRS earnings from continuing operations principally owing to an unrealised gain of $38 million in respect of the revaluation of derivative financial instruments. This gain was partly offset by losses of $21 million recorded by Southern Cross that were consolidated by Telecom for US GAAP purposes in accordance with FIN 46R.

CONSOLIDATED RESULTS OF OPERATIONS

Reported results under NZ IFRS are summarised in the table below.

	Year ended 30 June
	2007 $m	2006 $m	2005 $m	2007/2006 % change	2006/2005 % change
Operating revenues and other gains	5,582	5,555	5,564	0.5	(0.2)
Labour	(773)	(760)	(705)	1.7	7.8
Intercarrier costs	(1,220)	(1,199)	(1,185)	1.8	1.2
Other operating expenses	(1,603)	(1,497)	(1,417)	7.1	5.6
Impairment	—	(1,301)	(24)	(100.0)	NM [1]
Other expenses	(52)	(34)	(35)	52.9	(2.9)
Depreciation	(500)	(536)	(544)	(6.7)	(1.5)
Amortisation	(152)	(163)	(148)	(6.7)	10.1
Interest income	59	28	31	110.7	(9.7)
Interest expense and other finance costs	(289)	(282)	(320)	2.5	(11.9)
Share of associates’ losses	(3)	—	—	—	—
Net earnings/(loss) before income tax	1,049	(189)	1,217
Income tax expense	(205)	(351)	(343)	(41.6)	2.3
Net earnings/(loss) from continuing operations	844	(540)	874
Net earnings from discontinued operations	2,183	109	96	NM [1]	13.5
Net earnings/(loss) for the year	3,027	(431)	970
Minority interests in earnings of subsidiaries	(3)	(4)	(3)	(25.0)	33.3
Net earnings/(loss) attributable to shareholders	3,024	(435)	967

[1]	Not meaningful

Components of earnings are analysed in further detail below.

Reported NZ dollar results from Telecom’s Australian operations have been impacted by movements in exchange rates. The average NZD:AUD exchange rates for 2007, 2006 and 2005 are shown in the table below.

	Year ended 30 June
	2007	2006	2005	2007/2006 % change	2006/2005 % change
Average NZD:AUD exchange rate	0.8717	0.8949	0.9247	(2.6)	(3.2)

The average exchange rate for 2007 and 2006 is lower than the average exchange rate for the previous year, resulting in an equivalent increase in reported NZ dollar revenues, expenses and earnings for Australian operations. In order to remove the impact of exchange rates from the following analysis, both NZ dollar reported results and underlying Australian dollar results are included in the tables below, with discussion and analysis based on the underlying Australian dollar results.

Telecom Group Revenues

The following discussion analyses revenues for the major categories of products and services. Factors impacting Telecom’s New Zealand operations differ from those impacting Telecom’s Australian operations as a result of the different stages of maturity, competitive positions and scope of operations of the respective businesses and the differing characteristics of the markets in which they operate. Accordingly, revenues from New Zealand and Australian operations are generally analysed separately in the discussion below.

Revenues from Telecom’s traditional calling business have declined during the three year period owing to competitive pressures and the impact of product substitution. This continues a trend evident in recent financial years. Telecom has sought to offset this by expanding its revenues from newer communications technologies (particularly mobile and broadband) and expanding its scope of operations into areas such as IT solutions. These growth areas generally offer lower margins than the traditional fixed line telephony business. Telecom expects competition and substitution to continue to impact its calling revenues, which may be exacerbated by the regulatory proposals around local loop unbundling and naked DSL.

A breakdown of reported Telecom Group revenues is provided in the table below.

Group Revenues

	Year ended 30 June
	2007 $m	2006 $m	2005 $m	2007/2006 % change	2006/2005 % change
Local service	1,084	1,081	1,101	0.3	(1.8)
Calling
National	816	897	972	(9.0)	(7.7)
International	472	442	415	6.8	6.5
Other	48	46	48	4.3	(4.2)
Total calling	1,336	1,385	1,435	(3.5)	(3.5)
Interconnection	187	201	203	(7.0)	(1.0)
Mobile	895	869	835	3.0	4.1
Data	561	602	602	(6.8)	—
Broadband and internet	485	448	376	8.3	19.1
IT Services	380	346	308	9.8	12.3
Other operating revenues
Resale	399	363	337	9.9	7.7
Equipment	52	55	69	(5.5)	(20.3)
Miscellaneous other	164	145	137	13.1	5.8
Dividends from investments	19	—	7	NM [1]	NM [1]
Total other operating revenues	634	563	550	12.6	2.4
Total operating revenues	5,562	5,495	5,410	1.2	1.6
Other gains	20	60	154	(66.7)	(61.0)
Operating revenues and other gains	5,582	5,555	5,564	0.5	(0.2)

[1]	Not meaningful

Significant line items are analysed in further detail below.

Local service

Local service revenue is principally generated in New Zealand. It primarily represents fixed monthly access charges. Under the terms of the TSO, Telecom is required to provide free local calling to consumer customers while maintaining the cost (on an inflation adjusted basis) of standard consumer line rental at or below the amount charged when Telecom was privatised in 1993. Telecom also derives a lesser amount of local service revenue from business local calls, Centrex and VPN local calls and local calls by those consumer customers who elect the low rental, charged calling option instead of flat rate access.

Since November 2004, Telecom has been required to provide local service products on a wholesale basis to other carriers for resale to their consumer customers (business wholesale access has been available for several years). This has so far led to a very small reduction in Telecom’s retail market share for local service. The introduction of LLU and naked DSL is expected to result in a more significant loss of market share in local service as a result of customers shifting their local service connections to other providers (LLU) or ceasing to have a fixed line connection and instead using mobile or VoIP services for voice calling (naked DSL). Similarly, the likely introduction of such service by Vodafone, using its existing mobile network, may result in a loss of market share in local service. If Telecom does lose market share in local service, this may also negatively impact calling revenues, as customers will generally choose the same service provider for national and international calling as they do for local service.

Telecom only generates a limited amount of local service revenue in Australia, owing to the limited number of customers who are directly connected to AAPT’s infrastructure. AAPT resells Telstra’s local service products to a large number of its consumer customers. Revenues from this activity are included as Resale revenue within Other Operating Revenues.

Local Service

	Year ended 30 June
	2007	2006	2005	2006/2007 % change	2005/2006 % change
New Zealand (NZ$m)	1,049	1,049	1,063	—	(1.3)
Australia (NZ$m)	35	32	38	9.4	(15.8)
Local service revenue (NZ$m)	1,084	1,081	1,101	0.3	(1.8)

Australian revenues in local currency
Australia (A$m)	30	29	36	3.4	(19.4)

New Zealand access lines at year end
Residential (000s)	1,403	1,414	1,417	(0.8)	(0.2)
Business (000s)	303	303	305	—	(0.7)
Centrex (000s)	63	66	68	(4.5)	(2.9)

In New Zealand, local service revenue remained stable in 2007 and decreased by NZ$14 million (1.3%) in 2006. 2007 revenues were stable as the decline in calling revenue was offset by an increase in access revenues due to a consumer price index increase in March 2006. The decrease in 2006 was primarily the result of a decline in local call revenues due largely to businesses migrating from dial-up internet access to broadband, and declining call volumes as a result of competitive pressure.

The increase in service pricing in New Zealand was owing to adjustments in Telecom’s service pricing reflecting inflation (as measured by the CPI). Telecom is entitled to increase consumer access prices in line with growth in the CPI under the terms of the TSO, however, increasing competitive pressure may restrict Telecom’s ability to further raise access prices in the future.

At 30 June 2007, 118,000 of Telecom’s consumer access lines and 50,000 of Telecom’s business access lines were wholesale connections (30 June 2006: 68,000 consumer and 50,000 business). As noted above, an increase in the number of wholesale connections has the potential to negatively impact calling revenue, as well as local service revenue (as wholesale connections have lower margins than retail connections).

In Australia, local service revenues remained comparable in 2007 to 2006. The decline in 2006 as compared to 2005 was due to a loss of volume in the business and corporate sector, reflecting the loss of a small number of substantial customers.

National calling

National calling revenue is derived from calls from one fixed line to another fixed line outside the local free calling area, calls from a fixed line terminating on a mobile network, calls to toll free numbers (which in New Zealand have the dialling prefix 0800 and are paid for by the receiver) and operator-assisted calls.

National Calling

	Year ended 30 June
	2007	2006	2005	2007/2006 % change	2006/2005 % change
New Zealand (NZ$m)
National calls	165	193	219	(14.5)	(11.1)
Calls to mobile networks	280	294	298	(4.8)	(1.3)
National 0800	89	90	98	(1.1)	(8.2)
	534	577	615	(7.5)	(5.9)
Australia (NZ$m)
National calls	125	119	140	5.0	(15.7)
Calls to mobile networks	157	201	217	(21.9)	(7.4)
	282	320	357	(11.9)	(10.6)
Total national calling revenue	816	897	972	(9.0)	(7.7)
Australian revenues in local currency
Australia (A$m)
National calls	63	94	136	(33.0)	(24.3)
Calls to mobile networks	181	190	193	(4.7)	(4.7)
	244	284	329	(14.1)	(12.8)
National calling minutes (m)
New Zealand	3,068	3,238	3,304	(5.3)	(2.0)
Australia	1,769	2,003	2,671	(11.7)	(2.6)

In New Zealand, Telecom’s calling revenue continued to decline, decreasing by $43 million (or 7.5%) in 2007 compared to 2006 due to lower call minutes and average prices resulting from the impacts of competition and fixed to mobile substitution. Competition has resulted in decreased prices with increased use of capped rates and other forms of discounting to attract and retain customers in a competitive market. Some reduction in market share has also occurred.

Product substitution has also had an impact on national calling revenue. Other communication alternatives, particularly email, internet and mobile phones, are increasingly being used by customers instead of fixed line calling. This has been a factor in declining national calling minutes in New Zealand.

Revenue from calls to mobile networks comprises a substantial portion of calling revenue. The Commerce Commission proposed regulating the cost of terminating fixed line calls on mobile networks. The Commerce Commission recommended indicative prices of 15 cents trending down to 12 cents in 2010. Telecom and Vodafone both put commercial proposals to the Minister for a gradual reduction in price over a five-year period, which the Minister accepted. Hence there is an expectation that lower termination rates will flow directly through into lower retail prices for calls to mobile networks. As a result, it is expected that revenues from calls to mobile networks will decline in future (with an offsetting decrease in interconnection costs for those calls terminating on competitors’ networks).

In Australia, the decline in revenue from both national calls and calls to mobile networks was largely the result of lower prices reflecting competitive activity in the market. Promotional activities and the use of price caps as well as growth in lower margin wholesale traffic in the business sector resulted in a decline in the average price per minute. There was also some loss of volumes in national calling as a result of fixed to mobile substitution in the consumer sector and the loss of a high volume, low margin customer in the business segment.

International calling

International calling revenue for New Zealand comprises:

•	outward calling revenue, where New Zealand customers make calls from fixed networks originating in New Zealand and terminating overseas;

•	inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s fixed or mobile networks or calls terminating on other companies’ networks; and

•	transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

Outward revenues are principally derived from Telecom’s consumer and business customers. They are influenced by domestic demand and competition. Inwards revenues and transit revenues are derived from other international carriers. Inwards and transit revenues are principally denominated in US dollars and are significantly influenced by movements in the wholesale international telecommunications market.

Following adoption of IFRS, transit revenues are now reported gross, that is with gross payments received from originating carriers shown as revenue and payments by Telecom to terminating carriers shown as an expense (within intercarrier costs). Previously, the net of these two amounts was included within international calling revenue as transit margin. The grossing-up of transit revenues has introduced volatility into Telecom’s reported revenues and expenses, as the gross receipts and payments under transit arrangements can vary substantially based on the mix of traffic carried, while the net of transit revenue and transit intercarrier costs tends to be considerably more stable.

Australian international calling revenues are derived from outward calls originated by AAPT and TCNZA’s business and consumer customers.

International Calling

	Year ended 30 June
	2007	2006	2005	2007/2006 % change	2006/2005 % change
New Zealand (NZ$m)
International outward	121	128	137	(5.5)	(6.6)
International inward	32	33	44	(3.0)	(25)
International transit	227	182	142	24.7	28.2
	380	343	323	10.8	6.2
Australia (NZ$m)	92	99	92	(7.1)	7.6
Total international calling revenue	472	442	415	6.8	6.5

Australian revenues in local currency
Australia (A$m)	80	89	85	(10.1)	4.7
International calling minutes (m)
New Zealand	4,573	4,133	3,141	10.6	31.6
Australia	821	877	776	(6.4)	13

Total New Zealand international calling revenue increased by $37 million (10.8%) in 2007 as a result of growth in transit revenues. As noted above, gross transit revenues exhibit significant volatility. In 2006, there was a shift in revenue mix from higher margin destinations to lower margin destinations.

This resulted in growth in volumes (reflected in the growth in total calling minutes for New Zealand of 31.6%), but was offset by a significant decrease in the average price per minute. As a result, the increase in transit revenue was exactly matched by the increase in intercarrier costs for transits.

Outward revenues declined, despite growth in outward calling minutes, due to lower average prices. The reduction in prices was largely a reflection of competitive pressures in the New Zealand market. Inward revenues declined as a result of both lower volumes and lower average prices. The reduction in average price was a result of a change in mix of calling minutes, with a reduced percentage of higher rate mobile terminating minutes.

In Australia international calling revenues have fluctuated with volumes, primarily due to changes in wholesale volumes.

Interconnection

Interconnection revenue arises where Telecom terminates calls originating on other carriers’ networks, both fixed line or mobile.

Interconnection

	Year ended 30 June
	2007	2006	2005	2007/2006 % change	2006/2005 % change
New Zealand (NZ$m)	146	159	160	(8.2)	(0.6)
Australia (NZ$m)	41	42	43	(2.4)	(2.3)
Interconnection revenue	187	201	203	(7.0)	(1.0)

Australian revenues in local currency
Australia (A$m)	36	37	40	(2.7)	(7.5)

New Zealand interconnection revenue decreased during 2007 by $13 million (8.2%) due to a reduction in revenue billed to interconnection carriers, with a corresponding decrease in intercarrier costs. In 2006, New Zealand interconnection revenue was stable compared with 2005, reflecting an increase in the volume of text messaging offset by lower average prices.

As noted in the discussion of “National Calling” revenue above, the Commerce Commission recommended regulating the mobile termination price for voice calls on mobile networks. Telecom and Vodafone both made commercial proposals for a gradual reduction in price over a five-year period, which was accepted. Hence there is an expectation that lower termination rates will flow directly through into lower retail prices and as a result, it is expected that interconnection revenues for those calls will decrease. Telecom is currently a net payer of mobile interconnection (i.e. mobile interconnection costs exceed mobile interconnection revenue, as Telecom sends more traffic to other carriers than it receives in return).

Australian interconnection revenues recorded a moderate decrease, consistent with the overall reduction in the revenue base of Australian operations.

Mobile

Mobile revenues are derived from access, airtime, other network services (such as mobile data) the sale of mobile equipment (such as mobile handsets and wireless laptop cards) and other mobile services such as paging. Excluding equipment sales and other miscellaneous revenue, mobile revenue is a function of the number of connections and the Average Revenue Per User (ARPU) that each connection generates.

In New Zealand, there has been a significant migration of the customer base from the legacy TDMA network to the CDMA network. The TDMA network was closed in 2007.

Telecom’s mobile voice revenue declined marginally (decline of 0.8%) principally due to a decline in voice ARPU (decline of 7.1%) offset by increased average numbers of customers. ARPU fell due to the impact of competition on pricing in an increasingly saturated market.

Telecom’s mobile data revenue (from text messaging and data services provided across mobile devices) continued to increase in New Zealand, with an increase of $47 million (27.5%) in 2007 (and a 54.1% increase in 2006). Revenues were maintained by the continuation of monthly caps on billings for text messaging, which led to increased connection numbers and usage. Customers are currently billed no more than $10 per month for up to 500 text messages (some plans offer a greater number of text messages to other Telecom subscribers also for $10 per month).

Market penetration of mobile connections has exceeded 100% and the rate of growth has slowed toward the end of 2007 and it is unlikely that growth rates experienced over the three year period will be experienced in future periods. Future mobile data revenue growth is expected to be driven more by applications and content than by text messaging (which is currently the most significant driver). Future mobile voice revenues will be driven by share of connections and rate of substitution from fixed line services. During 2007 Telecom has continued to focus on the convergence of fixed and mobile services with converged product offerings.

In Australia, AAPT resells other carriers’ mobile services. In 2004 AAPT ceased marketing mobile as a stand-alone product. AAPT now offers mobile services solely to customers as part of a bundle of telecommunications services. In July 2007 AAPT sold its unbundled mobile customer base to CS Mobile. As a result, AAPT now only has bundled mobile customers.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Mobile	2007	2006	2005
New Zealand (NZ$m)	816	774	706	5.4	9.6
Australia (NZ$m)	79	95	129	(16.8)	(26.4)
Mobile revenue (NZ$m)	895	869	835	3.0	4.1
Australian revenues in local currency
Australia (A$m)	69	86	123	(19.8)	(30.1)
Mobile connections at year end
New Zealand (000s)	1,977	1,703	1,601	16.1	6.4
Australia (000s)	150	162	158	(7.4)	2.5

Growth in New Zealand mobile revenue of $42 million (5.4%) was driven by growth in mobile data revenue, which represents 27% of New Zealand mobile revenue, reflecting increased volume of text messaging, greater penetration of high speed mobile data services and growth in the customer base. The customer base has continued to grow despite the high penetration in the New Zealand market with connections of 1,977,000 in 2007 (an increase of 16.1%) from 1,703,000 in 2006, which includes a one-off adjustment of 199,000 non-active TDMA connections from the base with the TDMA network closure. Of the 30 June 2007 total connection base, 40.7% were post-paid connections, while 59.3% were pre-paid connections.

Customer acquisition has been pursued aggressively for much of the previous two years, which has resulted in the growth in the customer base. While increasing revenues, this has had a negative impact on cost of sales owing to the commissions, subsidies and other promotional offers required to achieve connection growth.

In Australia, mobile revenues declined as a result of lower average customer numbers during the period, reduced revenue from handset sales and a shift in customer mix from stand-alone mobile customers to bundled customers. Bundled customers displayed lower usage than stand-alone customers (hence generating lower revenues), however, they also displayed lower churn rates.

ARPU

Telecom uses ARPU within its New Zealand operations to measure the average monthly service revenue on a per-customer basis. Management believes that this measure provides useful information about the usage of Telecom’s products and the Company’s ability to attract and retain high value customers. Telecom calculates ARPU as mobile voice and data revenue for the year divided by the average number of customers for the year. This is then divided by 12 to express the result as a monthly figure. The revenues that Telecom uses in calculating ARPU exclude revenues from handset and accessory sales, as these are not ongoing customer revenue streams, and paging revenue, inwards roaming and other miscellaneous mobile revenues, as these are not generated by Telecom’s mobile customers. As calculated by Telecom, ARPU also excludes any revenue from terminating fixed to mobile calls (which is included in interconnection revenue).

ARPU is a non-GAAP financial measure and is not prepared in accordance with either NZ IFRS or US GAAP. It is not uniformly defined nor utilised by all companies in the telecommunications industry. Accordingly, this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with NZ IFRS or US GAAP.

The calculation of Telecom’s mobile ARPU and its reconciliation to the NZ IFRS measure of mobile revenue is shown below.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
ARPU	2007	2006	2005
Total mobile revenue (NZ$m)	816	774	706	5.4	9.6
Less handset sales and non-customer revenues (NZ$m)	76	77	84	(1.3)	(8.3)
Mobile voice and data revenue (NZ$m)	740	697	622	6.2	12.1
Average customers (000s)	1,845	1,723	1,446	7.1	19.2
ARPU (NZ$ per month)	33.4	33.7	35.8	(0.9)	(5.9)
Total mobile revenue (NZ$m)	816	774	706	5.4	9.6

The relatively stable ARPU in 2007 compared to 2006 was a result of a decline in ARPU from post-paid customers and increased ARPU from pre-paid customers. Post-paid ARPU has decreased due to the impact of competition on pricing and the dilution impact of the integrated call plan offering that has a zero access fee element. Prepaid ARPU increased due to a combination of increased data revenues and the removal of inactive connections from the TDMA connection base.

The reduction in ARPU in 2006 compared to 2005 principally reflected an increasing proportion of pre-paid and “Go One Bill” customers in the connection base, as these customers have a considerably lower ARPU than other post-paid customers. Go One Bill is an integrated call plan offering with a zero access fee where customers are billed monthly in arrears for mobile calls at pre-paid rates.

Data

Data revenues arise from meeting customers’ non-voice communications needs. There has been a shift away from traditional dedicated circuit/leased line data products towards IP-based data products given the increased flexibility and cost-efficiency that these products offer. Data revenue is primarily derived from business customers.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Data	2007	2006	2005
New Zealand (NZ$m)	421	438	414	(3.9)	5.8
Australia (NZ$m)	140	164	188	(14.6)	(12.8)
Total data revenue	561	602	602	(6.8)	—
Australian revenues in local currency
Australia (A$m)	121	148	174	(18.2)	(14.9)

The decline in data revenue of 6.8% in 2007 has been driven by a decrease in traditional data services across the three year period, offset by increased managed IP data services. Across both traditional and managed IP data services, business data and wholesale data continue to decline due to the effect of new regulatory pricing impacts.

In Australia, data revenues declined due to the cessation of the “VicOne” contract with the Victorian State Government, the cessation of the “Tradegate” contract with the Department of Customs, the loss of one high volume low margin corporate customer and price decreases on the negotiation of new contracts.

Broadband and internet

Telecom markets DSL services in New Zealand under the Yahoo!Xtra brand. Broadband connections have continued to grow across the three year period. This increase in the customer base has, however, resulted in increased operating costs as a result of promotional offers and subsidies provided in order to stimulate demand, as well as increased installation and customer care costs.

In 2006, the Government announced a range of regulatory measures aimed at increasing the rate of broadband penetration and the level of competition to Telecom’s services. These included the regulation of UBA services (including naked DSL) and LLU. Naked DSL and LLU pose threats to Telecom’s fixed line access relationship with customers and could accelerate the rate of decline in traditional telephony services such as calling. These regulatory measures are also likely to have the effect of accelerating broadband penetration and may result in further downward pressure on wholesale and retail broadband prices.

Telecom remains focused on growing broadband penetration as a driver of future business growth. Telecom is investing in ADSL2+ technology to deliver significantly higher broadband speeds in the future, which will enable the delivery of higher bandwidth services.

AAPT has also seen strong growth in demand for broadband services, which has resulted in strong growth in broadband and internet revenues for Telecom’s Australian operations.

Internet revenue arises from the provision of dial-up internet access. Internet access is generally priced on the basis of a flat monthly rate, therefore revenue is primarily driven by the number of active dial-up customers. In Telecom’s New Zealand operations, the number of dial-up internet customers has been declining as an increasing number of customers upgrade from dial-up internet to broadband services. This has resulted in a decline in internet revenue and is a trend that is expected to continue.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Broadband and internet	2007	2006	2005
New Zealand (NZ$m)	325	336	285	(3.3)	17.9
Australia (NZ$m)	160	112	91	42.9	23.1
Total broadband and internet revenue (NZ$m)	485	448	376	8.3	19.1

Australian revenues in local currency
Australia (A$m)	139	101	84	37.6	20.2

Broadband connections at year end
New Zealand (000s)	605	435	258	39.1	68.6
Australia (000s)	174	102	27	70.6	277.8

Active dial-up connections at year end
New Zealand (000s)	238	310	374	(23.2)	(17.1)
Australia (000s)	63	90	90	(30.0)	0.0

Combined broadband and internet revenue declined by 3.3% in New Zealand in 2007. Growth in New Zealand broadband revenue, resulted from growth in broadband connection numbers, was offset by a declining dial-up internet base as customers migrated from dial-up to broadband. Consumer broadband revenue increased in 2007, driven by the continued uptake of Telecom’s broadband service while business broadband revenue decreased driven by the alignment of prices for business customers with consumer pricing. Wholesale broadband revenue grew due to growth in the wholesale customer base.

In Australia, revenue growth reflects growth in broadband revenues as a result of significant growth in the consumer broadband customer base, while the dial-up customer base has declined.

IT Services

IT Services revenue is derived solely in New Zealand from providing services that meet customers’ integrated communications and technology needs. This includes procurement of IT equipment, provision of network-based application services, management of customers’ information, communications and technology services, and integration of these services.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
IT Services	2007	2006	2005
IT Services revenue (NZ$m)	380	346	308	9.8	12.3

IT services revenue grew by $34 million in 2007 and $38 million in 2006. Telecom is targeting further growth from its IT services business in future years, as it believes the IT services market will continue to grow and there is the potential for Telecom to increase its market share.

Resale

Resale revenue is earned solely in Australia from the resale to AAPT’s customers of Telstra’s local access services, primarily to Consumer customers.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Resale	2007	2006	2005
Resale revenue (NZ$m)	399	363	336	9.9	8.0
Australian revenues in local currency
Resale revenue (A$m)	346	325	310	6.5	4.8

Resale revenue from Consumer customers increased in 2007 by 9.9% due to strong growth in resale revenue from business customers, with growth coming primarily from wholesale operations, offset by decreases as a result of price reductions and price capping to retain market share in a very competitive market.

Miscellaneous other revenue

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Miscellaneous other revenue	2007	2006	2005
New Zealand (NZ$m)	127	76	79	67.1	(3.8)
Australia (NZ$m)	82	70	57	17.1	22.8
Total miscellaneous other revenue (NZ$m)	209	146	136	43.2	7.4
Australian revenues in local currency
Australia (A$m)	70	63	53	11.1	18.9

In New Zealand in 2007 the increases in miscellaneous revenue were driven by additional revenue accrued for the TSO receivable following recent draft determinations from the Commerce Commission relating to 2004/05 and 2005/06. In 2006 the increase in miscellaneous other revenue arose in Telecom’s Australian operations reflecting Gen-i services revenue not previously included within Australian operations and the introduction of new fee structures in the Consumer division.

Other gains

Other gains arise from activities outside Telecom’s normal operations or are of a size and/or infrequent nature that make them not comparable with other periods.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Other gains	2007	2006	2005
Other gains (NZ$m)	20	60	154	(66.7)	(61.0)

The other gain in 2007 represents a gain of $20 million recorded in September 2006 arising on the sale of Telecom’s interest in Telecom Samoa Cellular Limited. The other gain in 2006 represents a gain of $60 million pertaining to the acquisition of Southern Cross Cables (NZ) Limited (SCCL). SCCL’s sole asset at the time of acquisition was a carryforward tax operating loss. The value of this carryforward tax loss was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost has been reflected as a gain in Telecom’s consolidated income statement for 2006.

Other gains for 2005 comprise the following five items:

•	a gain of $10 million realised from the sale of 15 of Telecom’s business-focused retail stores to the Leading Edge Group;

•	a gain of $9 million realised on the re-purchase of debt prior to its scheduled maturity;

•	$41 million of credit support fees that were due from Southern Cross;

•	a gain on sale of $8 million realised from the sale of Telecom’s 0.5% stake in Intelsat Limited for $22 million; and

•	a gain on sale of $86 million realised on the sale of Telecom’s 12% stake in Independent Newspapers Limited for $272 million.

Telecom Group Expenses

Total reported expenses in 2006 and 2005 were significantly impacted by asset impairments and other expenses as follows:

•

In 2006, asset impairment write-downs of $1,301 million were recognised in respect of Telecom’s Australian operations. Additionally, a charge of $22 million was recognised in relation to intercarrier and regulatory matters and a charge of $12 million was also recognised in relation to other contractual matters.

•

In 2005, a further write-down of $24 million was recorded in respect of the TDMA mobile network. Additionally, a one-off charge of $31 million was recorded in relation to inter-carrier accruals and disputes in Telecom’s Australian operations.

Excluding the impact of these items, increased operating expenses were recorded over the three year period as growth areas of the business, particularly mobile, broadband and IT services resulted in increased costs. Customer acquisition activity in mobile and broadband resulted in accelerating cost of sales growth and growth in IT services, a lower margin business, resulted in higher direct operating costs.

A breakdown of Telecom Group expenses is shown in the table below.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Group expenses	2007	2006	2005
Labour	773	760	705	1.7	7.8
Intercarrier costs	1,220	1,199	1,185	1.8	1.2
Other operating expenses	1,603	1,497	1,417	7.1	5.6
Impairment and other expenses	52	1,335	59	NM [1]	NM	[1]
Depreciation	500	536	544	(6.7)	(1.5)
Amortisation	152	163	148	(6.7)	10.1
Total expenses	4,300	5,490	4,058	(21.7)	35.3

[1]	Not meaningful

An analysis of significant line items within expenses follows.

Labour

Labour expense includes:

•	salary and wages of full-time and part-time employees;

•	the costs of contractors and temporary staff;

•	overtime and shift payments;

•	bonuses and commissions;

•	holiday pay and long service leave; and

•	other personnel costs including allowances, benefits and employee welfare costs.

Where permanent and contract staff are engaged in the construction of fixed assets the related labour costs are capitalised as part of the cost of the asset, to be depreciated over its useful life.

The most significant factors driving labour expense are movements in staff and contractor numbers, salary increases to reflect labour market conditions, the extent to which staff are engaged in capital projects and the extent to which targeted business objectives are achieved (which drives commission and bonus payments).

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Labour	2007	2006	2005
New Zealand (NZ$m)	557	551	516	1.1	6.8
Australia (NZ$m)	216	209	189	3.3	10.6
Total labour expense (NZ$m)	773	760	705	1.7	7.8
Australian expenses in local currency
Australia (A$m)	185	190	175	(2.6)	8.6
Personnel numbers at year end
New Zealand	6,480	6,155	5,982	5.3	2.9
Australia	1,612	2,099	2,058	(23.2)	2.0
Total Group personnel numbers	8,092	9,033	8,560	(10.4)	5.5

Labour expense for New Zealand operations increased by 1.1% in 2007 and by 6.7% in 2006 as a result of growth in personnel numbers. This increase in personnel numbers was due to a move to build internal capability to support the IT capital programme, increased resources to support strategic initiatives (including additional call centre support and frontline sales) and in-sourcing core activities (broadband helpdesk and IT operations staff). Personnel numbers increased at year end hence the growth in personnel numbers is greater than the growth in personnel costs.

Australian labour expense increased largely due to higher personnel numbers during the year. The year end Australian personnel numbers were significantly lower due to the outsourcing of certain call centres.

Intercarrier costs

Intercarrier costs are payments to other telecommunications companies for the carriage or termination of voice and data traffic. These costs vary directly in proportion to revenue.

In New Zealand, the components of intercarrier costs are:

•	the interconnection costs paid to terminate traffic on other carriers’ fixed line and mobile networks; and

•	payments made to other international carriers for the cost of terminating outwards international calling from New Zealand and international transits.

Given the lesser amount of infrastructure owned by AAPT, it is more heavily reliant on services purchased from other carriers, particularly local access. The intercarrier costs of Australian operations are therefore considerably greater in proportion to revenue compared to the New Zealand operations.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Intercarrier costs	2007	2006	2005
New Zealand (NZ$m)	491	500	468	(1.8)	6.8
Australia (NZ$m)	729	699	717	4.3	(2.5)
Total intercarrier costs (NZ$m)	1,220	1,199	1,185	1.8	1.2
Australian expenses in local currency
Australia (A$m)	641	630	664	1.7	(5.1)

The decrease in New Zealand intercarrier costs is due to lower mobile interconnections due to a reduction in revenue billed to interconnection carriers offset by an increase in international intercarrier costs, primarily due to payments to other international carriers which reflects strong growth in international transit volumes. Towards the end of 2007 a fall in these payments resulted from reduced outpayment costs related to international inwards and internal revenues coupled with reduced leased circuit and links rental costs.

In 2006, the increase in intercarrier costs was the result of growth in payments to other international carriers for terminating international transit traffic. As discussed in the section on international revenue, growth in transit volumes in 2006 led to an offsetting increase in both transit revenues and associated intercarrier costs.

Domestic interconnection costs in New Zealand were stable. As discussed in the section on mobile revenues, Telecom and Vodafone have undertaken to reduce mobile termination rates over a five-year period therefore it is likely that the cost to Telecom of interconnecting with other mobile operators will fall over this period (as will revenue for calls to mobile networks and mobile interconnection revenue).

In Australia, the reduction in intercarrier costs in 2006 reflected lower operating revenues. The increase in 2007 was driven by price increases.

Other Operating Expenses

Other operating expenses include:

•	direct costs, which consist of direct contractor costs, international cable maintenance and restoration, support contracts and other direct costs;

•

non-carrier, sales-related costs, including the cost of mobile acquisitions, upgrades and dealer commissions, costs associated with IT Services revenues, directories publishing costs, broadband acquisition costs and other sales-related costs;

•	computer costs;

•	advertising, promotion and communications;

•	accommodation costs; and

•	other costs, including bad debts, consultants, office expenses, insurance, legal and other general costs.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Other operating expenses	2007	2006	2005
New Zealand (NZ$m)	1,345	1,240	1,176	8.5	5.4
Australia (NZ$m)	258	257	241	0.4	6.6
Total other operating expenses (NZ$m)	1,603	1,497	1,417	7.1	5.6
Australian expenses in local currency
Australia (A$m)	215	230	223	(6.5)	3.1
In 2007 in New Zealand, other operating expenses increased $105 million (8.5%) due to increases in direct costs largely due to increased provisioning costs associated with higher broadband connections as gross connections increase year on year, the cost of driving improvements in restoration performance and the settlement of some historic contractor costs. Mobile acquisitions, upgrades and dealer commissions also increased due to increased connections volumes. The growth in IT sales has also resulted in cost increases as the sales mix tends towards products and services with a larger proportion of sales costs rather than labour costs.

In 2006 in New Zealand, other operating expenses increased by $64 million (5.4%). Of this amount, $14 million was costs from Computerland for July and August. Excluding this amount, other operating expenses increased by $50 million (4.3%). The main contributors to this increase were higher mobile acquisition, upgrade and dealer commission costs and higher procurement sales costs reflecting the growth in procurement revenue within IT services.

In the Australian operations in 2007, other operating costs declined (in local currency) due to a lower spend on advertising and dealer commissions. This was primarily due to phasing out of Consumer & Small Enterprise advertising expenditure and a decision to stop selling via the external sales channels.

Conversely, increased advertising costs were the main contributor to the overall increase in other operating expenses for the Australian operations in 2006. Advertising costs increased markedly in 2006 to support the launch of new products. This was partly offset by a reduction in bad debt expense due to improved debtor management and collection performance.

Impairment and other expenses

	Year ended 30 June			2007/2006 % change		2006/2005 % change
Impairment and other expenses	2007	2006	2005
Impairment and other expenses (NZ$m)	52	1,335	59	NM	[1]	NM	[1]

[1]	Not meaningful

Impairment and other expenses for 2007 comprise the following items:

•

restructuring costs of $36 million resulting from restructuring activities undertaken or announced in 2007, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel; and

•

the recognition of a provision of $16 million for the cost of rectifying several billing application configuration issues primarily relating to prior periods. The provision covers the cost of investigating and resolving these issues.

Impairment and other expenses for 2006 comprised the following items:

•

asset impairment charges totalling $1,301 million in respect of its Australian operations following a decline in value that was a consequence of a number of negative trends that are adversely affecting the short and long-term earnings outlook for Australian operations;

•	a charge of $22 million recognised in relation to intercarrier and regulatory matters; and

•

a provision of $12 million for the estimated potential liability that would result from unsuccessful outcomes relating to historic issues under the Fair Trading Act and the cost of terminating an agreement with Hutchison Whampoa.

Impairment and other expenses for 2005 comprised the following three items:

•	an asset impairment write-down of $24 million in respect of Telecom’s TDMA mobile network to write the carrying value of the network down to zero;

•	a charge of $31 million recognised by AAPT following an extensive reassessment of accruals and provisions in the inter-carrier area; and

•	a restructuring charge of $4 million.

Depreciation

Depreciation represents a significant component of Telecom’s operating expenses, given the major investment in property, plant and equipment required to support its operations.

The level of capital expenditure impacts depreciation expense. Within the New Zealand operations, annual capital expenditure is currently in excess of the annual depreciation and this is expected to be the case again in the 2008 financial year. This will ultimately be expected to flow through to higher depreciation charges in future periods.

Asset write-downs also have a substantial impact on depreciation expense. The write-down in prior years of the TDMA network has resulted in reduced depreciation charges for the New Zealand operations in 2006. The significant impairment write-downs recognised for the Australian operations have reduced the depreciation charge of Australian operations.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Depreciation	2007	2006	2005
New Zealand (NZ$m)	438	417	414	5.0	0.7
Australia (NZ$m)	62	119	130	(47.9)	(8.5)
Total depreciation (NZ$m)	500	536	544	(6.7)	(1.5)
Australian expenses in local currency
Australia (A$m)	54	110	120	(50.9)	(8.3)

New Zealand depreciation increased in 2007 by 5.0% due to higher levels of capital expenditure. In 2006, New Zealand depreciation expense increased 0.7% due to the impact of increased capital expenditure largely offset by the impact of lower depreciation resulting from previous write-downs of the TDMA network.

The decrease in depreciation in 2007 for Australian operations reflects the significant impairment write-downs recognised of the Australian operations during 2006.

Amortisation

Amortisation expense reflects the amortisation of computer software, international cable capacity, spectrum licences and other miscellaneous intangible assets. Following the adoption of NZ IFRS, goodwill is no longer amortised but instead is subject to an impairment test at least annually. As a result of such an impairment test, all goodwill in relation to AAPT has been written off in 2006.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Amortisation	2007	2006	2005
New Zealand (NZ$m)	134	113	118	18.6	(4.2)
Australia (NZ$m)	18	50	30	(64.0)	66.7
Total amortisation (NZ$m)	152	163	148	(6.7)	10.1
Australian expenses in local currency
Australia (A$m)	16	41	28	(61.0)	46.4

The increase amortisation expense in the New Zealand operations in 2007 reflects increasing expenditure on computer software. The decline in amortisation expense in Australian operations is due to the impairment of intangible assets noted above.

Interest

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Interest	2007	2006	2005
Gross interest expense	300	293	328	2.4	(10.7)
Less interest capitalised	(11)	(11)	(8)	—	37.5
Interest expense	289	282	320	2.5	(11.9)
Less interest income	59	28	31	110.7	(9.7)
Net interest	230	254	289	(9.4)	(12.1)

The most significant factor in determining Telecom’s net interest expense over the three year period has been the level of Telecom’s net debt.

Telecom uses net debt as a measure of its liquidity. Management believes that this measure provides useful information about the liquidity and indebtedness of the Company by taking into account cash and other short-term liquid investments available to repay debt as well as adjusting for the impact of derivative financial instruments on debt balances reported in the balance sheet.

Telecom calculates net debt as the total of debt due within one year and long-term debt, less cash and short-term investments, plus or minus all short and long-term derivative liabilities and assets.

Net debt is a non-GAAP financial measure, which is not prepared in accordance with either NZ IFRS or US GAAP. It is not uniformly defined nor utilised by all companies in the telecommunications industry. Accordingly, this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with NZ IFRS or US GAAP.

The calculation of Telecom’s net debt and its reconciliation to the NZ IFRS measures, debt due within one year and long-term debt, is as follows.

111

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Net debt	2007	2006	2005
Debt due within one year	488	955	863	(48.9)	10.7
Long-term debt	2,404	2,543	2,973	(5.5)	(14.5)
Gross debt	2,892	3,498	3,836	(17.3)	(8.8)
Less cash	(1,969)	(155)	(235)	1,170.3	(34.0)
Less short-term investments	(70)	(64)	(81)	9.4	(21.0)
Less short-term derivative assets	(8)	(26)	—	(69.2)	—
Less long-term derivative assets	(68)	(88)	—	(22.7)	—
Add short-term derivative liabilities	68	125	—	(45.6)	—
Add long-term derivative liabilities	577	362	—	59.4	—
Net debt	1,422	3,652	3,520	(61.1)	3.8

[1]	Not meaningful

The net debt calculation is significantly impacted by Telecom holding the proceeds from the sale of Yellow Pages Group at 30 June 2007. Telecom intends to return approximately $1,100 million to shareholders by way of a capital return by way of a court-sanctioned pro-rata share cancellation in October 2007.

This calculation was also impacted by the adoption of NZ IFRS. As permitted by NZ IFRS 1, Telecom’s debt and derivative financial instruments were accounted for under NZ GAAP in 2005 and these balances have not been restated. The reduction in gross debt reflects the revaluation of foreign denominated debt at spot rates, while 2005 debt was accounted for at hedged rates. The reduction in gross debt is offset by an increase in the value of derivative liabilities, which is taken into account in calculating net debt.

Telecom went through a sustained period of debt reduction from June 2002 until June 2005, as strong operating cash flows, reduced capital expenditure and reduced purchases of long-term investments enabled Telecom to substantially reduce its net debt. Since that time Telecom’s debt has remained stable. Excluding the sale proceeds from the sale of Yellow Pages Group, net debt has marginally declined during 2007.

Income tax expense

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Income tax expense	2007	2006	2005
Income tax expense (NZ$m)	205	351	343	(41.6)	2.3

During 2007, Telecom recognised the deferred tax credits on the write down of Australian operations from 2006 as it became more likely than not that these tax credits could be offset against taxable income. This had the impact of significantly lowering income tax expense for 2007 hence an effective tax rate of 19.5%. Excluding the impact of the recognition of deferred tax credits totalling $99 million that relate to prior periods and foreign sourced income not subject to tax of $73 million, the effective tax rate for 2007 was 31.3%. This is lower than the New Zealand corporate tax rate of 33% due to recognition in 2007 of the impact on deferred tax liabilities of the change in tax rates for future periods from 33% to 30%.

In 2006, the increase in income tax expense reflects higher operating earnings from the New Zealand operations. Australian operations incurred operating losses, however, these were not able to be fully tax effected due to uncertainty as to the realisation of these benefits. In 2006 AAPT became resident in New Zealand for income tax purposes and was able to group losses for approximately four months of the financial year.

The impairment write-downs of the Australian operations totalling $1,301 million only gave rise to a tax benefit of $10 million, so were largely not subject to tax. The gain of $60 million on the acquisition of SCCL was also not subject to tax. Excluding these items, the 2006 income tax expense was 33.6% of earnings before tax, similar to the New Zealand corporate tax rate of 33%.

Included in earnings before tax in 2005 were gains on the sale of Telecom’s stakes in Independent Newspapers and Intelsat, a gain on the sale of 15 retail stores and a gain on the buyback of convertible notes, none of which were subject to tax, and credit support fees receivable from Southern Cross that were subject to a reduced tax rate. Excluding these items, tax expense was 31.9% of earnings before tax. This was lower than the New Zealand tax rate of 33% due to income in offshore subsidiaries that was not subject to tax.

SEGMENTAL RESULTS OF OPERATIONS

Telecom operates an integrated business in New Zealand and a separate integrated business in Australia.

Within its New Zealand and Australian business, marketing units are organised based on customer segments.

Telecom had four reportable business segments at 30 June 2007:

•	NZ Business;

•	NZ Consumer;

•	NZ Technology and Enterprises;

•	Australian Operations.

Telecom restructured its New Zealand operations during 2006 to operate in line with its customer segments. Prior to 2007, Telecom reported New Zealand operations in line with product offers:

•	NZ Wired;

•	NZ Wireless;

•	International;

•	IT Services.

Prior years’ segmental reporting has been restated.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category.

Telecom management monitors business unit performance based on segment earnings, which is defined as earnings from operations before interest and taxation. This is not the same as earnings before income tax in the financial statements, as interest is not allocated to individual segments.

A breakdown of segment revenues and earnings follows, as well as a discussion of the material factors affecting these results. This discussion should be read in conjunction with the analysis of the results of the consolidated results of operations, which generally analyses the results of the New Zealand and Australian operations separately.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
	2007	2006	2005
Revenues from external customers
NZ Business	1,799	1,822	1,815	(1.3)	0.4
NZ Consumer	1,709	1,689	1,653	1.2	2.2
NZ Technology and Enterprises	414	399	347	3.8	15.0
Australian operations	1,310	1,305	1,354	0.4	(3.6)
Total revenues for operating segments	5,232	5,215	5,169	0.3	0.9
Corporate and other	350	340	395	2.9	(13.9)
Total group revenue	5,582	5,555	5,564	0.5	(0.2)
Segment earnings (earnings before interest and income tax)
NZ Business	1,074	1,123	1,111	(4.4)	1.1
NZ Consumer	1,085	1,110	1,151	(2.3)	(3.6)
NZ Technology and Enterprises	(811)	(792)	(855)	2.4	(7.4)
Australian operations	(51)	(1,386)	(28)	(96.0)	NM [1]
Total earnings before interest and income tax for operating segments	1,297	55	1,379	NM [1]	(96.0)
Corporate and other	(15)	10	127	(250.0)	(92.1)
Interest income	59	28	31	110.7	(9.7)
Interest expense	(289)	(282)	(320)	2.5	(11.9)
Share of associate’s earnings	(3)	—	—	NM [1]	—
Group earnings/(loss) before income tax	1,049	(189)	1,217	NM [1]	NM [1]

[1]	Not meaningful

NZ Business

Revenues declined in NZ Business in 2007 through the erosion of traditional voice revenues and the impacts of broadband pricing. Local calling revenues declined as chargeable minute volumes declined while average prices remained stable. Data revenues also declined, as noted above, driven by a decrease in traditional data services, partially offset by increased managed IP data services. Revenues had increased in 2006 principally due to the acquisition of Computerland and Gen-i offset by the erosion of traditional voice revenues noted above.

Earnings declined in 2007, impacted by the change in the mix of sales from traditionally higher margin products, such as calling products, to lower margin products, such as IT services. The increase in 2006 was principally as a result of the acquisitions towards the end of 2005.

NZ Consumer

NZ Consumer’s revenues increased across the three year period as growth in mobile revenues, driven by increased text messaging volumes resulting from growth in the customer base, and broadband increased while traditional revenues declined due to competition in the market and due to fixed to mobile substitution. Calling revenues declined as the average price of a calling minute declined across all products and volumes of calling minutes declined across most products except calls to mobile phones and increased penetration of high-speed mobile data services.

Broadband continued to grow in connections numbers and despite a fall in the average broadband revenue per connection, the growth in broadband revenues exceeded the decline in dial-up internet revenues.

Earnings increased as customer numbers continued to increase offset by the impact of acquisition and retention of mobile customers continuing to increase direct costs of sales with subsidies on mobile handsets and retention costs increasing.

NZ Technology and Enterprises

NZ Technology and Enterprises contains the costs of the maintenance of the network, wholesale services and the provision of shared financial services for the Telecom Group. As these costs related to the revenue-generating activities of other segments, NZ Technology and Enterprises is a loss making segment and would generate a profit from its ordinary operations. Revenues consist principally of wholesale revenues that increased by 3.8% due to increased wholesale customers. Costs include the majority of depreciation and amortisation and staff costs. Movements in these costs are discussed above in relation to total New Zealand costs and the increases are due to the factors discussed above that relate to increasing levels of capital expenditure driving higher depreciation and amortisation, the provisioning of broadband driving higher direct costs and the costs of maintaining the network. 2005 earnings were impacted by a write down in relation to the TDMA network following migration of customers to the CDMA network.

Australian Operations

Following the purchase of PowerTel in May 2007 the Australian results include the consolidated results of AAPT and PowerTel for May and June. Included in the consolidated results is $39 million of revenue and a $2 million loss for the period from 9 May 2007 to 30 June 2007 relating to PowerTel.

Excluding the impact of PowerTel, total revenue decreased principally due to declining revenue from national calls, partially offset by growth in resale revenue. Revenue from national calls decreased due to competitive pressure and capped calling plans driving a lower average price per minute for 2007. The churn of large corporate customers has also impacted the volume of calls. International calling revenue decreased due to both a decrease in volumes and a decrease in average price per minute.

The active Consumer fixed line customer base decreased during 2007 due to the decision to terminate the high churning external sales channels in October 2006 and focus on churn management. Bundled customers increased.

Australian Operations have continued to be negatively impacted by tightening of wholesale prices and intense competition in the Australian market by its competitors. These factors contributed to the Australian Operations being loss-making for 2007. The integration of PowerTel will be a key factor in achieving profitability in the Australian Operations in 2008.

Included in segment earnings for 2006 were impairment write-downs totalling $1,301 million. These reflected adverse trends impacting the short and long-term earnings outlook for Australian operations, particularly:

•	a significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian operations);

•	sustained downward pressure on retail prices; and

•	the deferral of major project expenditure by key corporate customers.

As well as leading to the impairment charge, these factors also had a significant negative impact on results for Australian operations in 2006. Excluding the impairment charge, segment earnings for 2006 were a loss of $85 million. This compares to a profit of $3 million for 2005 (excluding the charge of $31 million referred to above).

Yellow Pages Group

In April 2007 Yellow Pages Group was sold by way of a competitive sale for $2,161 million.

A gain on sale of $2,084 million was recognised in 2007 after allowing for the net assets to be disposed of and a provision for the costs of restructuring Telecom following the disposal.

The results of Yellow Pages Group have been excluded from the continuing operating revenues and expenses discussed above. The results of Yellow Pages Group, which are presented in Telecom’s financial statements as results for discontinued operations for the periods presented are as follows:

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Yellow Pages Group	2007	2006	2005
Operating revenues	232	260	240	(10.8)	8.3
Operating expenses
Labour	(33)	(36)	(33)	(8.3)	9.1
Other operating expenses	(53)	(66)	(62)	(19.7)	6.5
Depreciation	(2)	(2)	(2)	—	—
Amortisation	(4)	(4)	(4)	—	—
Net earnings before income tax from discontinued operations	140	152	139	(7.9)	9.4
Income tax expense from discontinued operations	(41)	(43)	(43)	(4.7)	—
Net earnings after taxation from discontinued operations	99	109	96	(9.2)	13.5
Gain on sale of discontinued operations	2,084	—	—	NM [1]	—
Net earnings from discontinued operations	2,183	109	96	NM [1]	13.5

[1]	Not meaningful

LIQUIDITY AND CAPITAL RESOURCES

Overview

Telecom’s principal sources of liquidity are:

•	operating cash flows;

•	external borrowing from established debt programmes and bank facilities; and

•	sale of assets.

In addition to these principal sources of liquidity Telecom received $2,161 million for the sale of its Yellow Pages Group in 2007. Approximately $1,100 million of the $2,161 million that Telecom received from the sale is planned to be returned to shareholders in October 2007 as part of a capital return by way of a court-sanctioned pro-rata share cancellation, which will involve the cancellation of one in nine ordinary shares on a pro-rata basis in exchange for $4.88 for each cancelled share. The proposed cash return incorporates sufficient flexibility to accommodate a deterioration in operating outlook, significant ongoing capital expenditure (including the building of a WCDMA mobile network) while still defending a strong “A” credit rating from both Moody’s Investors Service and Standard and Poor’s.

With regards to ADR holders, to avoid delays in returning capital, the Board of Telecom has proposed changing the ratio of ADRs to ordinary shares from the current ratio of one ADR to eight ordinary shares to one ADR to five ordinary shares immediately following the capital return.

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis. The extent of funds available to pay dividends is driven by the level of earnings as well as future capital expenditure requirements and investment needs.

Cash Flows

The following table sets out information regarding Telecom’s cash flows and liquidity during the three year period:

	Year ended 30 June			2007/2006 % change		2006/2005 % change
	2007	2006	2005
Net cash provided by/(used in)
Operating activities	1,651	1,807	1,703	(8.6)		6.1
Investing activities	1,028	(453)	(583)	NM	[1]	(22.3)
Financing activities	(852)	(1,434)	(1,123)	(40.6)		27.7
Foreign exchange movement	(13)	—	—	—		—
Net (decrease)/increase in cash	1,814	(80)	(3)	NM	[1]	NM	[1]

[1]	Not meaningful

Net cash provided by operating activities

As stated above, the primary source of liquidity is cash generated from Telecom’s operations. Net cash from operating activities includes interest received and paid, income tax paid and dividends received.

Net cash flows from operating activities decreased by 8.6% in 2007 compared to 2006. This was principally due to an increase in payments made to suppliers and employees that increased by 6.4%. This increase was as a result of increased labour expenses and operating expenses and an unfavourable movement in working capital experienced towards the end of 2007. Offsetting this increase in cash outflows was an increase in interest income received due to higher cash on deposit, dividends received from Southern Cross and lower income tax and interest payments.

Net cash flows from operating activities increased by 6.1% in 2006 due to favourable movements in certain working capital items (principally receivables) and lower interest and tax payments. The decline in interest paid was in line with the reduction in interest expense resulting from lower average debt levels compared to the prior year. Tax payments reduced as a result of increased tax credits on supplementary dividend payments, tax deductions arising on the revaluation of foreign denominated intercompany debt and the receipt of tax refunds from prior years.

Net cash used in investing activities, including capital expenditure

The net cash inflow for investing activities increased by $1,481 million in 2007 compared to 2006. This increase is mainly due to the receipt of cash from the sale of Yellow Pages Group and the repayment of the advance to Southern Cross, adjusted for the acquisition of PowerTel.

Telecom’s capital expenditures for 2007 and 2006 (on an accruals rather than cash basis) are set out below.

	Year ended 30 June		2007/2006 % change
	2007 NZ$m	2006 NZ$m
NZ Business	50	48	4.2
NZ Consumer	27	15	80.0
NZ Technology and Enterprises	560	529	5.9

Total New Zealand operations	637	592	7.6
Australian operations	147	131	16.0
Corporate and Other	48	17	182.4

Total Group capital expenditure	832	740	12.4

Total capital expenditure of $832 million in 2007 grew by $92 million (12.4%), with increases across all business areas.

Of the total New Zealand operations expenditure, $187 million related to investment needed to meet statutory, regulatory and contractual obligations and to sustain existing service performance, $62 million related to the investment in the technology and services required to deliver NGT. $213 million related to investment required to extend network coverage, augment capacity in line with strategic business growth (e.g. growth in broadband and mobile), develop and deploy new technology capabilities needed to deliver retail and wholesale services cost-effectively, and to implement the requirements of the Telecommunications Act 2006 and Telecom’s Undertakings. $87 million was investment in service-specific and customer service systems needed to deliver, grow and sustain retail services, and $88 million comprised investment outside the core strategic programmes that is justified based on the projected rate of return of the investment. The main increases in expenditure related to the expenditure on NGT to build VoIP capability, create infrastructure for new channel capability (particularly online), develop new customer management systems and establish new technology management capability. Other areas of increase included expenditure on ICT outsourcing and customer premises equipment investment, developing contact centre and customer service systems and capability and the acquisition of international network capacity.

Australian operations investment for 2007 of $147 million increased by $16 million (16.0%) compared to 2006. Expenditure for 2007 included the final phase of expenditure on call centre functionality and IT platforms and the move away from networks to ‘enabling’ infrastructure.

The net cash outflow for investing activities decreased by $130 million (22.3%) for 2006 compared to the prior period. Despite payments for capital expenditure being higher in the current year, the proceeds from Telecom’s stake in Independent Newspapers Limited were received in 2006, while the prior year included the purchase of Gen-i and Computerland. Offsetting this, surplus funds were applied to the purchase of short-term investments in the current year, compared to the sale of short-term investments in the previous year.

Telecom’s capital expenditures for 2006 and 2005 (on an accruals rather than cash basis) are set out below.

	Year ended 30 June
	2006 NZ$m	2005 NZ$m	2006/2005 % change
NZ Fixed Line	479	426	12.4
NZ Mobile	93	89	4.5
International	14	35	(60.0)

Total New Zealand operations	586	550	6.5
Australian operations	131	118	11.0
Corporate and Other	34	35	(2.9)

Total Group capital expenditure	751	703	6.8

In 2006, total capital expenditure of $751 million grew by $48 million (6.8%) with increases across all business areas except International and Corporate and Other.

Expenditure on the NZ Fixed Line networks accounted for the majority of the increase. Investment for upgrades and replacements of network assets increased by $18 million, largely due to planned increased activity, including the renewal of core network capability, information systems for improved robustness, and refreshing client networks. Investment in new capabilities increased by $34 million mainly as a result of network infrastructure investment and development of new services including Ferrit. New investment involved the development of new products and the deployment of new capabilities into the network (such as VoIP capability) or IS systems (such as new billing capability).

NZ Mobile investment of $93 million increased by $4 million (4.5%) resulting from growth in data services and the expansion of EV-DO 3G mobile network coverage into provincial centres.

International investment of $14 million reduced by $21 million (60.0%) reflecting the purchase of Southern Cross Cable capacity in the prior year.

Australian operations capital expenditure for 2006 of $131 million increased by $13 million (11.0%) compared to 2005. Expenditure for 2006 continued to move away from networks towards ‘enabling’ infrastructure such as call centre functionality and IT platforms.

For 2008, Telecom currently expects total capital expenditure of between $950 million to $975 million. Of this amount approximately $815 million relates to New Zealand operations and $110 million to Australian operations and $50 million to Corporate and Other. The increase is principally due to the expected expenditure on the WCDMA network and increased spending on NGT capability. It is expected that this expenditure will be financed from operating cash flows and existing cash reserves. This forecast capital expenditure for 2008 includes capital expenditure on operational separation which, based on Telecom’s initial estimates, is incremental capital expenditure of approximately $200 million over the four years ending 30 June 2011.

Management believes Telecom’s net cash flows to be generated from operations and its existing available cash and borrowings will be sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements for 2008. Management also considers that Telecom is in a satisfactory position to meet its longer term cash requirements. Telecom has a satisfactory spread of debt maturities, with maturities extending up to 13 years for its longest dated debt issues. Telecom has access to sufficient borrowing capacity to meet its needs and in the event that operating cash flows declined to levels that are materially lower than those being generated at present, Telecom could respond by reducing dividend payments and/or capital expenditure.

Net cash flow used in financing activities

Cash flows for financing activities largely reflect borrowing activities and dividend payments to shareholders.

119

The net cash outflow for financing activities decreased by $582 million for 2007. The decrease was primarily due to a decrease in the dividend paid, as the prior period included the payment of special dividends declared in respect of the 2005 financial year. The cessation of the repurchase of shares in connection with the dividend reinvestment plan has also reduced the cash outflow from financing activities.

The net cash outflow for financing activities increased by $311 million (27.7%) in 2006. The increase in financing cash outflows was primarily due to an increase in the dividend paid as a result of special dividends paid in the current year. Telecom also repurchased $114 million of capital during the year as a result of a policy introduced in 2006 of buying back on-market an equivalent number of shares to that issued under the dividend reinvestment plan. Partly offsetting these movements, Telecom made lower net repayments of debt in 2006.

Balance Sheet

Working capital

Telecom defines its working capital as the difference between current assets and current liabilities. Telecom’s working capital position is shown in the table below:

	Year ended 30 June			2007/2006 % change		2006/2005 % change
	2007	2006	2005
Current assets	3,079	1,325	1,683	132.4		(21.3)
Current liabilities	(1,590)	(2,119)	(1,907)	(25.0)		11.1
Deficit in working capital	1,489	(794)	(224)	NM	[1]	254.5

[1]	Not meaningful

The increase in current assets in 2007 is due to the receipt of the sales proceeds from the sale of Yellow Pages Group. As noted above, $1,100 million of this amount is planned to be returned to shareholders in October 2007. Current liabilities decreased due to a decrease in the amount of long-term debt due to be repaid within one year.

In 2006, the reduction in current assets is largely a reflection of an increase in shareholder distributions with special dividends being paid during the year. The increase in current liabilities resulted from an increase in debt due within one year, with an increase in the amount of short-term debt on issue as well as a small increase in long-term debt maturing within one year.

Cash and short-term investments

Telecom’s cash and short-term investment balances are shown in the table below:

	Year ended 30 June			2007/2006 % change	2006/2005 % change
	2007	2006	2005
Cash	1,969	155	235	1170.3	(34.0)
Short-term investments	70	64	81	9.4	(21.0)
Total cash and short-term investments	2,039	219	316	831.1	(30.7)

Cash represents deposits with financial institutions available on-call or with an original maturity of less than three months, less bank overdrafts. Short-term investments are held with financial institutions and have an original maturity of less than six months. Of the total balance at 30 June 2007, 97.6% was held in NZ dollars. The remainder was held by offshore subsidiaries primarily for their own liquidity purposes, with balances being maintained in Australian dollars, US dollars and British pounds.

The increase in cash in 2007 is due to the receipt of the sales proceeds from the sale of Yellow Pages Group.

The reduction in cash and short-term investments in 2006 reflected the utilisation of surplus cash to repay short-term debt.

Telecom’s liquidity policy is to maintain unutilised committed facilities and or liquid resources (comprising cash and short-term investments) of 100% of the next 12 months’ funding requirements.

Debt – general

At 30 June 2007, Telecom had total borrowings amounting to $2,892 million (net of unamortised discount and excluding the impact of cross currency and interest rate swaps entered into to manage the currency and interest rate risk associated with these borrowings). This amount decreased from 2006 principally due to exchange rate fluctuations. All of Telecom’s debt is issued on an unsecured basis. The maturity profile of Telecom’s debt is set out in Note 23.

Telecom has a number of established debt programmes that offer the ability to access various markets depending on investor demand. The debt programmes with amounts outstanding as 30 June 2007 were:

•	US$2 billion Euro Medium Term Note Programme, under which there was NZ$1,921 million outstanding at 30 June 2007; and

•	A$1.5 billion Short-Term Note Programme and Medium-Term Note Programme under which there was A$220 million short-term notes outstanding at 30 June 2007;

Undrawn programmes included the following:

•	NZ$500 million Note Facility,

•	US$1 billion Euro-Commercial Paper programme; and

•	NZ$200 million Asian Commercial Paper Programme.

Telecom has a committed standby facility of US$500 million (approximately NZ$650 million) expiring in April 2009. The facility includes same-day availability of funds of US$125 million, is readily available for drawdown and has no material adverse change clauses or rating triggers. No drawings were made under this facility at 30 June 2007.

Two of Telecom’s existing Euro Medium Term Notes issues (a GBP200 million issue maturing December 2008 and a US$250 million issue maturing December 2011) have pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s/Moody’s Investors Service to fall below A-/A3 before increased interest rates would apply. Rating downgrades may also impact the cost and availability of future new borrowings.

In addition, Telecom has access to three committed bank overdraft facilities, two for up to NZ$10 million each and the third for up to A$20 million. The bank overdraft facilities are readily available for drawdown by Telecom. At 30 June 2007 no amounts had been drawn under the facility.

A number of banks both in New Zealand and Australia provide Telecom with uncommitted bank facilities. These facilities provide Telecom the ability to borrow funds on a short-term basis at the discretion of the particular bank. At 30 June 2007, A$42 million had been drawn under these facilities.

Credit ratings

In June 2007, Telecom’s long-term credit ratings were a Standard & Poor’s rating of A and a Moody’s Investors Service’s rating of A2. Both these major ratings agencies have assigned a stable outlook on their respective ratings. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

As discussed in the overview of the “Liquidity and Capital Resources” section above, Telecom’s Board is committed to Telecom maintaining an “A” credit rating and the distribution policy is designed to ensure this objective is met.

Future Funding Requirements

Telecom’s future borrowing requirements are dependent on revenue receipts, capital expenditure requirements, distributions to shareholders, taxation payments, servicing and repayment of existing debt and other business requirements as determined from time to time. There is no particular seasonality to borrowing requirements.

Cash requirements and commitments

Set out in the table below are Telecom’s contractual obligations and other commercial commitments as at 30 June 2007.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$m	$m	$m	$m	$m
Short-term debt	287	287	—	—	—
Long-term debt (a)	2,605	201	617	338	1,449
Derivative liabilities	645	68	207	222	148
Operating leases	247	52	102	35	58
Capital expenditure	91	91	—	—	—
Interest payments on term debt (b)	37	37	—	—	—
Operating expenditure commitments	10	10	—	—	—

Total contractual cash obligations	3,922	746	926	595	1,655

	Amount of commitment expiration by period
Other commercial commitments	Total committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	$m	$m	$m	$m	$m
Guarantees (c)	310	35	78	63	134

(a)	Included within long-term debt are $138 million of capital notes that may be redeemed either in cash or by the issuance of Telecom shares at the option of the issuer.
(b)	Future interest payments on the portion of term debt subject to floating interest rates are calculated based on current interest rates.
(c)	Guarantees principally consist of cross border lease guarantees in respect of certain telecommunications asset sale and leaseback transactions. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The amount disclosed above is the maximum exposure under the guarantees, however, Telecom believes that the likelihood of losses in respect of these matters is remote.

Off-Balance Sheet Arrangements

Telecom does not have any off-balance sheet arrangements, as the term is defined for the purposes of “Item 5.E” of the Form 20-F, that have or are reasonably likely to have a current or future effect on Telecom’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Treasury Management Policies

Telecom manages its treasury activities through a Board-approved treasury Constitution consisting of treasury governance and policy frameworks. Telecom is exposed to foreign currency fluctuations through borrowing in foreign currencies, making capital and operating expenditure purchases in foreign currencies and operating in the wholesale international telecommunications market, as well as through the impact that foreign currency fluctuations have on reported results of foreign subsidiaries.

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment. AAPT and PowerTel are funded in Australian dollars. Other than these borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross currency interest rate swaps. Telecom also hedges a portion of its foreign currency purchases forecast for the next 12 months and hedges the net balance sheet position of its international operations. For further details of Telecom’s exposure to foreign currency fluctuations and its related use of derivatives see “Item 11 - Quantitative and Qualitative Disclosures About Market Risk” and Note 27.

Telecom’s long-term debt is generally subject to fixed foreign currency interest rates. In order to eliminate foreign currency exposure and interest rate exposure, at inception, Telecom hedges these borrowings using cross currency interest rate swaps and interest rate swaps that result in Telecom’s debt largely being subject to fixed NZ dollar interest rates.

For further details of Telecom’s exposure to interest rate risk and its related use of derivatives see “Item 11—Quantitative and Qualitative Disclosure About Market Risk” and Note 27.

Item 6. Directors, Senior Management and Employees

DIRECTORS

The business and affairs of Telecom are managed under the direction of the Board. The Board is elected by the shareholders of the Company.

Board Composition

The directors of Telecom (including the Chief Executive Officer) are as follows:

Wayne Boyd

LLB (Hons)

CHAIRMAN

Independent

Term of Office: Appointed Director 1 July 2004, last re-elected 2004 Annual Meeting and appointed Chairman effective 1 July 2006. Standing for re-election at 2007 Annual Meeting.

Board Committees: Member of the Nominations and Corporate Governance Committee; Member of the Audit and Risk Management Committee; Member of the Human Resources and Compensation Committee.

Wayne Boyd has a significant background in law and merchant banking. Mr Boyd is Chairman of Freightways Limited, Meridian Energy Limited and Vulcan Steel Limited.

Mr Boyd is a former Chairman of Auckland International Airport Limited and Director of Forsyth Barr Group Limited.

In the past Mr Boyd was employed by Bancorp Holdings Limited. He was also Chairman of the South Island Interim Development Group which was charged with the establishment of Meridian Energy Limited. Mr Boyd has been involved in community organisations as a Director of Sports and Recreation New Zealand and Chairman of both New Zealand Blood Service Limited and the New Zealand Hockey Federation.

Rod McGeoch

AM, LLB

NON-EXECUTIVE DIRECTOR

Not Independent

Term of Office: Appointed Director 11 April 2001, last re-elected 2004 Annual Meeting.

Board Committees: Member of the Human Resources and Compensation Committee, Chair of the Nominations and Corporate Governance Committee from 2 August 2006.

Rod McGeoch is Chairman of the Board of SKYCITY Entertainment Group Limited, Chairman of the Board of Governors of the Sony Foundation and the Trans-Tasman Advisory Board of Saatchi & Saatchi Limited. He is also a member of the NSW Board of Advice of Aon Risk Services Limited and a Trustee of the Sydney Cricket and Sports Ground Trust. Mr McGeoch is a Director of Ramsay Health Care Limited, LIPA Pharmaceuticals Limited, Frontiers Group (UK) Limited and Frontiers Group (International) Limited.

Mr McGeoch has significant experience as a solicitor and was Chairman Emeritus of the Board of law firm Corrs Chambers Westgarth. Mr McGeoch was Chief Executive of Sydney Olympics 2000 Bid Limited and served on the Board of the Organising Committee for the games. He also was a member of the successful NZ Rugby World Cup 2011 Bid Advisory Committee.

Patsy Reddy

LLM (Hons) F Inst D.

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director 1 December 1997, last re-elected 2005 Annual Meeting.

Board Committees: Chair of the Human Resources and Compensation Committee, Member of the Nominations and Corporate Governance Committee.

Patsy Reddy has a significant background in legal and commercial roles and has had experience over the past 20 years as a non-executive director of a range of New Zealand companies. Ms Reddy is currently Deputy Chair of SKYCITY Entertainment Group Limited, a Director of Active Equities Limited and of several other unlisted companies. She is also a member of NZX Discipline, the Adam Art Gallery Advisory Board and is a Trustee of the SKYCITY Community Trust, the New Zealand International Festival of the Arts and the Chris Cairns Foundation.

Her previous roles include non-executive directorships of NZ Post Limited, Air New Zealand Limited and Southern Petroleum NL, various senior executive positions in investment firms and as a partner in law firm Rudd Watts and Stone (now Minter Ellison Rudd Watts). She was previously a lecturer in the Law Faculty at Victoria University of Wellington and has also been involved in the governance and administration of numerous not-for-profit arts and educational organisations.

Michael Tyler

MA

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director 1 June 1999, last re-elected 2004 Annual Meeting. Standing for re-election at 2007 Annual Meeting.

Board Committees: Member of the Nominations and Corporate Governance Committee; Member of the Audit and Risk Management Committee.

Michael Tyler has 34 years’ experience in telecommunications, media and electronic commerce. He is Managing Director and Senior Partner of London-based professional services firm Tyler & Company, which provides advisory and analytical services to the telecommunications sector.

Before founding Tyler & Company, Mr Tyler was a Senior Partner and Director at Putnam, Hayes & Bartlett Inc., where he headed the telecommunications consulting business, and before that, he led the United States commercial telecommunications practice as a Partner and Vice-President at Booz, Allen & Hamilton Inc. He is a former member of the teaching and research faculty of the Massachusetts Institute of Technology. Mr Tyler was previously a senior manager at British Telecom.

Ron Spithill

BSC Technology, Graduate Harvard Executive Program

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director on 2 November 2006 to fill casual vacancy. Standing for election at 2007 Annual Meeting.

Board Committees: Member of the Nominations and Corporate Governance Committee; Member of the Audit and Risk Management Committee.

Ron Spithill has an extensive background in the telecommunications industry. He was previously President of Alcatel Asia Pacific responsible for operations in 16 countries and employing 10,000 people, Executive Vice President and Chief Marketing Officer of the Paris-Based Alcatel group and Vice-Chairman of Alcatel Shanghai Bell. He has been CEO and Chairman of Alcatel Australia and been Chairman/Director of eight other Group Companies in Asia. Ron is a regular speaker at international industry and business events, and has addressed the World Economic Forum. He has been an advisor to a number of Governments including Malaysia and Shanghai. He is past President of the Telecommunications Industry Association of Australia. He was made a Distinguished Fellow of the Telecommunications Society of Australia in 2003.

Murray Horn

Ph.D (Harvard University); MCom (First Class Honours) (Lincoln); BCom (Lincoln)

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director on 1 July 2007 to fill casual vacancy. Standing for election at 2007 Annual Meeting.

Board Committees: Chair of the Audit and Risk Management Committee; Member of the Nominations and Corporate Governance Committee.

Murray Horn has held a number of senior executive roles with ANZ Banking Group since 1997, including leading the Group’s New Zealand operations. He has also served as Secretary to the New Zealand Treasury and has previously served on a number of boards, including the New Zealand Tourism Board. He has represented New Zealand at the OECD, as a Governor at the World Bank and as an Alternate Director at the International Monetary Fund. Dr Horn received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.

In addition, Dr Paul Reynolds is standing for election as a director at the 2007 Annual Meeting.

Proposed amendment to Constitution in respect of Board composition

Clause 67 of Telecom’s Constitution requires that at least half of Telecom’s Board comprise New Zealand citizens. This provision was inserted at the time of Telecom’s privatisation over fifteen years ago. As the Board is currently constituted, exactly half of Telecom’s directors are New Zealand citizens.

It is proposed, as with previous chief executives of Telecom, to appoint Dr Paul Reynolds as Managing Director. Dr Reynolds will not be a New Zealand citizen although he will reside in New Zealand. Dr Reynolds’ appointment to the Board would mean that Telecom would not be in compliance with its Constitution as currently constituted. Telecom is seeking approval from its shareholders at its 2007 Annual Meeting to the amendment of clause 67 to remove the requirement that a Managing Director who is resident in New Zealand be required to be counted for the purposes of meeting the composition requirement that one half of the Telecom Board be New Zealand citizens for the period until 1 July 2010.

NZX and the Minister of Finance (as the Kiwi Shareholder) have approved this proposed amendment.

DIRECTOR INDEPENDENCE

Board Independence Requirements

The Board Charter requires that a majority of directors be “independent”, as that term is defined in the Board Charter.

In order for a director to be considered independent:

•	the director must not serve on the Board for a period which could reasonably be perceived to interfere with the director’s ability to act in the best interests of Telecom; and

•	the Board must affirmatively determine that the director does not have a material relationship with Telecom (other than solely as a consequence of being a director).

The Board Charter specifies that a “material relationship” includes:

•

a direct (including acting as an executive director) or indirect interest or relationship that could reasonably influence or be perceived to influence in a material way, the director’s decisions in relation to Telecom;

•	a situation occurring whereby the director or the director’s immediate family member, in the past three-years:

•	is an employee (or in the case of the family member an executive officer) of Telecom;

•

receives more than NZ$150,000[1] direct compensation during any 12-month period from Telecom or a company within the Telecom Group (other than directors’ fees, committee members’ fees or retirement payments);

•

is a current partner of a firm that is Telecom’s internal or external auditor; is a current employee of such a firm (and in the family member’s case that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice); or was, but is no longer, a partner or employee of such a firm and personally worked on Telecom’s audit within that time;

•	is employed as an executive officer by a company which has a remuneration committee on which a Telecom executive officer sits; or

•

is employed by (or in the family member’s case that person is employed as an executive officer of) another company that makes payments to or receives payments from Telecom, that in any financial year exceed the greater of 2% of that other company’s consolidated revenue or NZ$2 million.[2]

•

a relationship as a principal of a material professional advisor, a material consultant to Telecom or an employee materially associated with the service provided, or employed in an executive capacity by Telecom at any time within the past three years;

•	a relationship as a material customer or supplier of Telecom (including as a director or officer of the customer or supplier) or a party to a material contract with Telecom;

•	a relationship as a substantial security holder of Telecom or an associated person of that substantial security holder (other than solely as a consequence of being a director of Telecom); or

•

a relationship (other than in the capacity as a director of Telecom) with Telecom or a substantial security holder of Telecom or between an associated person of Telecom or the substantial security holder and by virtue of which the director or any associated person of the director has derived or is likely to derive, in Telecom’s current or next financial year, 10% or more of his, her or its annual revenue during such financial year.

The terms used in the definition of “material relationship” are defined in the Board Charter.

When considering whether a relationship is “material” the Board will consider the materiality of the relationship from the perspective of each of Telecom, the director and the person or organisation with which the director is related (for example, the customer, supplier or advisor).

Where the Board has not set materiality thresholds it will consider relationships on a case-by-case basis and as a general policy would consider a threshold of 5% to be relevant in determining materiality.

[1]	The New York Stock Exchange Rules specify that a director is not independent if, during any 12 month period, they (or an immediate family member) receive compensation in excess of US$100,000.
[2]

The New York Stock Exchange Rules specify that a director is not independent if, in any of the last three financial years, the payments received exceed the greater of US$1 million or 2% of such other company’s consolidated gross revenues.

At its August 2007 Board Meeting, the Board resolved that, based on the director independence criteria contained in its Board Charter and information provided by directors regarding their interests, all directors on the Board at that time, except Rod McGeoch, were independent.

The Board considers that Rod McGeoch’s role as Chairman of Saatchi & Saatchi’s Trans-Tasman Advisory Board could preclude Mr McGeoch from being reasonably perceived as independent. Saatchi & Saatchi supplies services to Telecom on arms-length commercial terms and does not derive revenue from Telecom by virtue of Mr McGeoch’s Chairmanship. In addition, decisions relating to the selection of advertising agencies are delegated to the Chief Executive Officer. Further, Mr McGeoch has no involvement in the selection of service providers in this area and has no ability to influence decisions on such matters. However, as Telecom is a material customer of Saatchi & Saatchi, Mr McGeoch may not be perceived as independent. For that reason the Board has determined him not to be independent under the Board Charter.

Ron Spithill was, prior to October 2005, employed by Alcatel Australia and Alcatel France in various executive roles and was a member of the board of various Alcatel group companies. The last of these positions terminated in August 2006. The Board does not consider that Mr Spithill’s relationship with Alcatel precludes him from being regarded as independent. While Alcatel is a key supplier of Telecom, Mr Spithill is not currently employed by Alcatel and has not been employed by Alcatel since being appointed to the Telecom Board. Because the Board has determined that Mr Spithill’s previous relationship with Alcatel is unlikely to compromise his independence as defined under the NZX Listing Rules or ASX Best Practice Guidelines and he satisfies the applicable independence requirements thereunder, the Board has determined that Mr Spithill is independent under the Board Charter.

The Board will review any determination it makes to a director’s independence on becoming aware of any information that indicates the director may have a relevant material relationship with Telecom. For this purpose directors are required to ensure they immediately advise the Board of any new or changed relationships to enable it to consider and determine the materiality of the relationship.

Audit and Risk Management Committee Independence Requirements

All members of the Audit and Risk Management Committee must be independent, in accordance with the independence criteria contained in the Board Charter and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (which is restated in the Audit and Risk Management Committee Charter). In accordance with Rule 10A-3 and the Audit and Risk Management Committee Charter, committee members (and their family members and entities to which they are related) must not:

•

accept (directly or indirectly) any compensation, or consulting, advisory or other fees from Telecom (other than those relating to their services as committee and Board members or retirement payments) made under the Telecom Constitution; and

•	be an affiliated person of Telecom.

Each member must be financially literate. In addition, at least one member of the Audit and Risk Management Committee must be a financial expert, as defined in the Audit and Risk Management Committee Charter and Item 16A of Form 20-F.

Each member of the Audit and Risk Management Committee, as at the date of this filing, is an independent, non-executive director of the Board. See below for the current membership of the Audit and Risk Management Committee and “Item 16 – Audit Committee Financial Expert” for details of the financial expert(s) who sit on that committee. The industry knowledge and financial experience of members of the Audit and Risk Management Committee is set out above under the heading “Board Composition”.

BOARD COMMITTEES

The current standing committees of the Board are the Audit and Risk Management Committee, the Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee. All committees consist entirely of non-executive directors. The Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee each comprise a majority of independent directors, in accordance with the terms of their governing Charters. The Audit and Risk Management Committee comprises only independent directors, in accordance with the terms of its Charter. All directors are entitled to attend committee meetings. See below for the current membership of these committees.

Audit and Risk Management Committee

The Audit and Risk Management Committee’s role is to assist the Board in its oversight of both the integrity of the financial reporting and the risk management framework. The committee also ensures the independence of the external auditors. The Audit and Risk Management Committee’s responsibilities include:

•	being the formal channel of communication between the Board and senior financial management and external audit, and providing a structured reporting line for internal audit;

•	reviewing the external financial reporting and then recommending, if appropriate, that the Board adopt the external financial reporting;

•	assessing the adequacy of internal controls after consultation with external and internal auditors;

•	reviewing the certifications relating to internal controls required by the jurisdictions in which Telecom is listed;

•	considering and, if appropriate approving, major accounting policy changes;

•	ensuring that policies and processes exist to effectively identify, manage and monitor principal business risks, and reviewing Telecom’s risk profile;

•	appointing the external auditors in accordance with the external audit independence policy, subject to shareholder approval;

•	establishing the external auditors’ fees, subject to shareholder approval, and terminating the appointment of the external auditors, as appropriate;

•	ensuring that the lead, engagement and concurring audit partners are rotated every five years;

•	pre-approving all audit and related assurance services (which would include permitted non-audit services, if any) provided by the external auditors;

•	annually assessing and confirming to the Board the independence of the external auditors;

•	monitoring and reviewing the performance of internal audit;

•	reviewing the performance of external audit by reviewing the external auditors’ fees, terms of engagement and external audit work plan; and

•

annually reviewing the external auditors’ report which includes a description of the relationships between Telecom and the external auditors, material written communications between the external auditors and management, Telecom’s internal control procedures and critical accounting policies relating to external financial reporting.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee’s role is to assist the Board in overseeing the management of the human resources activities of Telecom. The Committee’s responsibilities include:

•	reviewing the current remuneration and human resources strategy, structure and policy for Telecom and reviewing remuneration practices to ensure they are consistent with such policies;

•	overseeing Telecom’s recruitment, retention and termination policies and procedures for senior management;

•	making recommendations to the Board with respect to senior executive incentive remuneration plans, share option plans, employee share ownership plans and other employee benefits;

•	overseeing succession planning for senior management and the Chief Executive Officer;

•	reporting to the Board the committee’s recommendations regarding the evaluation of the Chief Executive Officer and the content of the key performance objectives of the Chief Executive Officer;

•	reviewing the Chief Executive Officer’s performance evaluation of direct reports and approving their remuneration and/or any variation to their terms of employment;

•	reviewing and approving the compensation arrangements for the Chief Executive Officer;

•	approving the appointment and termination of the Chief Executive Officer’s direct reports (except for the Chief Financial Officer and Telecom Group General Counsel); and

•	recommending to the full Board the remuneration of directors.

Nominations and Corporate Governance Committee

The Nominations and Corporate Governance Committee’s role is to identify and recommend to the Board nominations for members of the Board. The Committee also develops and reviews Telecom’s corporate governance principles and makes recommendations to the Board. The Nominations and Corporate Governance Committee’s responsibilities include:

•	making recommendations to the Board on its size and composition;

•	reviewing the criteria for the selection of directors and recommending to the Board appropriate candidates for nomination;

•	overseeing the performance evaluation of the Board and reviewing Board succession planning; and

•	developing and amending Telecom’s corporate governance principles and making recommendations to the Board.

Committee composition and director independence as at 13 August 2007

Director	Independent	Date appointed to the Board	Audit and Risk Management Committee	Nominations and Corporate Governance Committee	Human Resources and Compensation Committee
Wayne Boyd	Yes	July 2004	Yes	Yes	Yes
Rod McGeoch	No	April 2001	—	Yes (Chair)	Yes
Patsy Reddy	Yes	December 1997	—	Yes	Yes (Chair)
Michael Tyler	Yes	June 1999	Yes	Yes	—
Ron Spithill	Yes	November 2006	Yes	Yes	—
Murray Horn	Yes	June 2007	Yes (Chair)	Yes	—

The New York Stock Exchange has adopted corporate governance standards for companies listed on the New York Stock Exchange. The New York Stock Exchange has granted foreign private issuers, such as Telecom, a “home country” exemption from most of these requirements. Telecom is, however, required to provide a brief description of the significant differences between Telecom’s corporate governance practices and the New York Stock Exchange corporate governance requirements on Telecom’s website. Telecom provides this description (as detailed in its Section 303A Annual Written Affirmation), and its principal governance documents and details of its governance practices, on its website at: www.telecom.co.nz/About Telecom/Governance at Telecom/Governance Compliance Checklists.

EXECUTIVE SESSIONS

The Board has regularly scheduled executive sessions from which management and the Chief Executive Officer absent themselves. The Chairman, Mr Boyd, chairs these sessions.

In addition, employees of Telecom who become aware of an accounting, auditing or internal control breach or issue may write an anonymous, confidential memorandum outlining their concerns to the Chair of the Audit and Risk Management Committee.

DIRECTOR RETIREMENT

The Board may appoint directors to fill casual vacancies that occur or to add additional persons to the Board up to the maximum number (currently 12) prescribed by Telecom’s Constitution.

Under clauses 73.1 and 73.2 of the Constitution and rules 3.3.8 and 3.3.9 of the NZSX Listing Rules, at least one third of directors (or nearest whole number) must retire by rotation. The Managing Director is exempted from the requirement to stand for re-election, however, the Managing Director is counted in determining the number of directors that must retire. The directors to retire are those who have been longest in office since they were last elected or deemed elected. Under clause 14.4 of the Australian Stock Exchange (ASX) Listing Rules, a director must not hold office without re-election past the third annual meeting following the director’s appointment or three years, whichever is longer. The directors who are required to retire by rotation are those who have been longest in office. Any director appointed to the Board during the year to fill a casual vacancy is also required to stand for re-election at the annual meeting immediately following their appointment.

The directors have no fixed term of office but are subject to the retirement provisions of the Constitution summarised above. In addition the Constitution specifies that directors must retire on reaching the age of 70 years. As a matter of policy the Board has agreed that no director appointed after 1 July 2003 should remain a director for more than six years (or two terms) following their first election (or re-election if initially appointed by way of casual vacancy) by shareholders, unless the Board determines otherwise. Where a director is coming to the end of such a period the Board will consider whether or not the director should be invited to stand for re-election for a further three-year term. In the case of existing directors the policy will be applied from the date of their next re-election after 1 July 2003. Retirement allowances will only be paid to directors appointed prior to 1 May 2004. See “Item 10 – Additional Information – Remuneration”.

EXECUTIVE OFFICERS

None of the executive officers have fixed term contracts.

The executive officers of Telecom (Executive Officers) are as follows:

Paul Reynolds

Chief Executive Officer (appointment effective from 27 September 2007)

Responsibilities

Paul Reynolds was appointed Chief Executive Officer on 28 June 2007, effective from 27 September 2007.

Background

Paul’s previous role was as Chief Executive Officer of BT Wholesale in the United Kingdom. Paul joined BT in 1983 after completing a doctorate in geology at the University of London. He has had a distinguished career, encompassing senior leadership roles in sales and marketing, strategy, IS, broadband, and guiding BT’s wholesale business through the complex process of operational separation, when Openreach was created. He served on BT’s Board of Directors from 2001. In 2006, the Telecommunications Industry Association of America awarded him its ‘Global Icon’ award for his leadership and innovation. Paul has a Bachelor of Arts with First Class Honours (Geography) from the University of Strathclyde, and a PhD in Quaternary Geology of South Hampshire from Bedford College, University of London.

Simon Moutter

Acting Chief Executive Officer (until 27 September 2007) and Chief Operating Officer, Business

Responsibilities

Simon was appointed Chief Operating Officer, Business, in April 2006. As Chief Operating Officer, he is responsible for all of Telecom’s Corporate and Enterprise ICT customer business under the Gen-i brand in New Zealand and Australia, as well as the small-medium enterprise segment in New Zealand under the Telecom Business Solutions brand. He also provides executive sponsorship for Ferrit — Telecom’s online shopping mall.

Background

Simon was appointed Chief Operating Officer, New Zealand in February 2002 after joining Telecom in September 1999 as General Manager Network Delivery. Before Telecom, Simon worked in various senior management positions in the energy sector, including as Chief Executive Officer of Powerco Ltd, General Manager of New Plymouth Energy, and Station Manager at the New Plymouth Power Station. Simon has a Master’s Degree in Engineering (Electrical) from Canterbury University and a Bachelor of Science (Physics) from Massey University.

Marko Bogoievski

Chief Financial Officer (Marko has resigned from this position, effective 31 January 2008).

Responsibilities

Marko manages the Corporate Finance function and oversees Telecom’s Group Strategy unit. He represents Telecom’s interests on the board of Hutchison 3G Australia Pty Limited and is the Chairman of the Advisory Board overseeing Telecom’s Australian business.

Background

Marko joined Telecom in May 2000 from the United States. He has held a number of senior financial, operational and sales roles with Lion Nathan, Ansett, Elders Finance Group and Price Waterhouse. A Wellingtonian, he graduated from Victoria University with a Bachelor of Commerce and Administration. He also has an MBA from the Harvard Graduate School of Business.

Mark Ratcliffe

Chief Operating Officer Technology & Enterprises

Responsibilities

Mark was appointed Chief Operating Officer Technology & Enterprises in April 2006. His previous role was Chief Information Officer. He is responsible for all of Telecom’s network and IT operations as well as wholesale activities.

Background

Prior to Telecom, Mark worked in senior accounting, IT, project management and consulting roles in England and New Zealand. Mark has a BA (accountancy and commerce) from Huddersfield University, England.

Mark Verbiest

Group General Counsel

Responsibilities

Appointed Group General Counsel in November 2000, Mark oversees the provision of legal services to Telecom and is responsible for internal audit and risk management, the Company Secretariat, compliance and public and regulatory affairs. He also has responsibility for the international division and Telecom’s investment in the Southern Cross Cable. Before its recent sale, Mark also had executive responsibility for the Yellow Pages business.

Background

Mark has extensive experience in securities and M&A law, corporate and commercial law, competition law and the trade practices area. Mark gained a law degree from Victoria University of Wellington before starting his legal career in the early 1980s. Mark was a senior partner at national law firm Simpson Grierson for a considerable period, focusing on significant corporate advisory work, before joining Telecom. He is also a director of Gas Industry Company Limited, a co-regulatory body established to assist in ensuring appropriate industry and regulation arrangements are in place for the gas industry in New Zealand.

Kevin Kenrick

Chief Operating Officer, Consumer

Responsibilities

Kevin was appointed Chief Operating Officer, Consumer for Telecom New Zealand in April 2006. He has responsibility for the product development, marketing, sales and service functions of both fixed and mobile, in the Consumer customer segment. He also looks after brand management, sponsorship and marketing communications for this segment.

Background

Kevin joined Telecom in November 1999 as Sales & Marketing Manager, Xtra, and in July 2000 was appointed General Manager, Marketing. He has held various marketing roles with a number of New Zealand’s leading corporate organisations, including Air New Zealand, Lion Nathan and Carter Holt Harvey and spent a period working for British Telecom. Kevin graduated from Waikato University with a Bachelor of Management Studies.

Trisha McEwan

Group General Manager Human Resources

Responsibilities

Trisha is responsible for the Human Resources Group which oversees and develops strategies and policies to ensure that Telecom people will most effectively contribute to the achievement of the Company’s business goals.

Background

Trisha joined Telecom in February 2002 from Sydney-based international recruitment consultants Korn Ferry where she was Head of the Management Assessment Practice. Her previous role was Group HR Director for Fletcher Challenge Ltd. Her career has included marketing, financial, and human resource management roles and has spanned the forestry, oil, building, and paper industries. Ms McEwan holds a BA from Lancaster University and a post-graduate diploma in Management Administration from Auckland University.

COMPENSATION

Director remuneration

During the year to 30 June 2007, the total remuneration paid to non-executive directors and value of other benefits received by the directors of Telecom during that period were as follows:

Name	Total remuneration[1]	Retirement allowances accrued as at 30 June 2007[2]
	$	$
Wayne Boyd	410,500	—
Theresa Gattung[3]	—	—
Rod McGeoch[4]	149,889	246,800
Rob McLeod[5]	165,625
Patsy Reddy[5,6]	197,500	465,000
Ron Spithill[7]	99,113	—
Michael Tyler	132,500	350,133
Total[8]	1,095,127

[1]

The figures shown are gross amounts and exclude GST where applicable. Telecom meets costs incurred by directors which are incidental to the performance of their duties. This includes providing directors with telephone concessions (which can include free telephone line rental, mobile phone, national and international phone calls and online services) and paying the cost of directors’ travel. As these costs are incurred by Telecom to enable directors to perform their duties, no value is attributable to them as benefits to directors.

[2]

Retirement allowances are accrued based on the number of years’ service and fees for the highest paid three-years of service as a non-executive director to date. It is the Board’s policy, as confirmed in each director’s appointment letter, that the retirement allowances of all non-executive directors in office at 1 May 2004 be grandfathered and that on the eventual retirement (or death during office) of any such non-executive director a retirement allowance be paid to that director, calculated on the following basis:

•	that there will be no eligibility for a retirement allowance unless the non-executive director has served a minimum of three years; and

•	after a period of three years’ service, that the following formula be applied in the calculation of a retirement allowance in respect of the retirement of an existing non-executive director:

A/9 x B

where:

A	=	number of years served as a non-executive director, provided that A shall not exceed 9.

B	=	sum of fees earned as a non-executive director in the three highest paid years as a non-executive director, the terms of such to be set out in revised letters of appointment.

An accrual has been maintained for the current amount of retirement allowances owing to directors appointed prior to 1 May 2004. Retirement allowances have been frozen as at 30 June 2007 and will be paid on the eventual retirement of the director.

No retirement allowances were paid to any directors during the year.

[3]	Ms Gattung did not receive directors fees. Full details of Ms Gattung’s remuneration are set out below under “Chief Executive Officer Remuneration”.
[4]

Mr McGeoch was paid A$25,000 for additional services in assisting the Australian business. The accrual for the retirement allowance shown is based on fees paid to him as a director of Telecom and does not include any calculation for fees paid to him for the special services.

[5]	The Chairs of the Audit and Risk Management Committee and Human Resources and Compensation Committee each receive $25,000 per annum as remuneration for these roles.
[6]	Ms Reddy received a payment of $60,000 for additional services to the Board. This is included in the fees shown above.
[7]	Mr Spithill became a Director on 2 November 2006.
[8]	The total excludes the remuneration of Telecom’s former Chief Executive Officer, Ms Gattung.

No director (excluding the Chief Executive Officer) receives compensation in the form of stock options or restricted shares or participates in a bonus or profit sharing plan.

At the 2003 Annual Meeting, shareholders approved the aggregate of $1,500,000 per annum as being available to be paid to Telecom’s directors for their services as directors of Telecom (excluding services as Managing Director). Directors’ fees for the period commencing 1 July 2007 are as follows:

Position	Annual Fees
Chairman	$ 435,000
Non-executive director (excluding the Chairman)	$ 145,000
Additional amount paid to each overseas-based non-executive director (residing outside of New Zealand and Australia)	$ 10,000
The Chair of each of the Audit and Risk Management Committee, Human Resources and Compensation Committee, and Nominations and Corporate Governance Committee (if different from the Chairman)	$ 30,000
Membership of a Board Committee (excluding the Chairman and those persons who chair other Telecom Committees)[1]	$ 15,000

[1]	No more than one amount for membership of a Board committee will be paid where a Director is a member of more than one committee.

No director (excluding the Chief Executive Officer) has a service contract with any member of the Telecom Group that provides for benefits or remuneration in the event that the service of any such director within the Telecom Group is terminated. Details of benefits or remuneration to be paid to the Chief Executive Officer in the event that his or her service is terminated, are set out under “Chief Executive Officer Remuneration” below.

All directors have signed letters of appointment with Telecom, which include a description of director duties, obligations and responsibilities, the term of directorship (as described further under the heading “Item 6 – Directors, Senior Management and Employees – Director retirement”), Board meeting procedures, Telecom’s procedures regarding the determination of director independence, Board induction processes, director remuneration, the insurance effected by Telecom for directors, Telecom’s share trading policy and director access to information.

CHIEF EXECUTIVE OFFICER REMUNERATION

Former Chief Executive Officer Remuneration

The table below details the nature and amount of each element of emolument earned by Telecom’s former Chief Executive Officer, Theresa Gattung, for the year ending 30 June 2007. Ms Gattung resigned at the end of June 2007.

	Base salary	Performance Incentive Scheme (Paid and earned during year ending 30 June 2007)	Performance Option Scheme	Special Payments
Theresa Gattung Chief Executive Officer	$1,250,000	$1,525,000	$550,000	$1,800,000	[1]

[1]

A payment of $1,250,000 was made to Ms Gattung on her cessation date in accordance with the terms of her contract. A special payment of $550,000 was paid as consideration for a revised restraint of trade favourable to the Company. In addition, Ms Gattung received a payment of $287,516 for her outstanding annual leave.

Upon Ms Gattung’s employment ceasing on 30 June 2007, special arrangements applied in respect of the options held by her, as follows:

•	The 658,040 options issued on 28 September 2001 will lapse in accordance with their terms on 28 September 2007;

•	The 356,226 options issued on 1 September 2002 will lapse in accordance with their terms on 1 October 2007;

•	The 500,000 options issued on 19 September 2003, will lapse, in accordance with their terms on 1 July 2008;

•	In respect of the 500,000 options issued on 1 September 2004, Telecom will exercise its power to defer the lapse of those options until 1 July 2008; and

•	The 500,000 options issued on 16 September 2005 lapsed in accordance with their terms on 30 June 2007.

All restrictions on the 188,349 restricted Telecom shares held by Ms Gattung at 30 June 2007 were removed with effect from 1 July 2007.

New Chief Executive Officer Remuneration

Dr Paul Reynolds has been appointed Telecom’s new Chief Executive Officer, with effect from 27 September 2007. The new Chief Executive Officer’s remuneration package is set to reflect the scope and complexity of the role, closely align the package to the interests of shareholders, enhance his long-term commitment to Telecom, and be performance-based so that the package is directly linked to performance outcomes. Dr Reynolds’ proposed remuneration package for the year ended 30 June 2008 comprises a fixed cash component amount, an incentive award to be paid under a Performance Incentive Scheme, and an allocation of share rights under the Performance Rights Scheme, as follows:

•	Base cash remuneration, set at NZ$1,750,000 per annum (pro-rated for the 9 months);

•

An incentive award, delivered 60% in cash and 40% in ordinary shares. The annual target value of the incentive award is NZ$1,750,000 per annum (pro-rated for the 9 months). The maximum target value of the incentive award is 175%. This award will be made under the “Performance Incentive Scheme” described further below; and

•	A grant of share rights equivalent in value to $1,750,000. This grant will be made under the “Performance Rights Scheme” described further below.

The Performance Incentive Scheme and Performance Rights Scheme are subject to shareholders’ approval at the 2007 Annual Meeting.

Performance Incentive Scheme

The Performance Incentive Scheme is designed to reward the Chief Executive Officer for achieving pre-specified target levels of performance. The target value of the incentive award is set annually by the Board and paid at target value if target performance is achieved in the relevant year. This amount can be adjusted up or down in line with assessed under- or over-performance, subject to the maximum target stated above.

The measures used in determining the amount of the incentive award are set annually by the Board. These are likely to include overall financial targets, such as EBITDA, and specific performance objectives which may include financial criteria based on Telecom’s business and strategic plans, and other criteria relating to corporate governance, reputation, effective leadership and management.

The Performance Incentive Scheme is delivered in two parts, being a 60% cash payment and 40% as fully paid ordinary Telecom shares subject to certain restrictive conditions. If shareholder approval to the issue of the shares is not obtained, or at the Board’s discretion, 100% of the award will be delivered in cash.

The shares issued to (or purchased by) the Chief Executive Officer under the Performance Incentive Scheme are not able to be sold or otherwise disposed of for a three-year period following issue. The shares have equivalent rights to shares held by all other Telecom shareholders. If the Chief Executive Officer’s employment is terminated for cause then any shares issued or purchased under the Performance Incentive Scheme within the previous three years will be forfeited. If employment is terminated on notice or terminated by the Chief Executive Officer following a fundamental change in employment then the restrictions on disposal will cease to apply. If employment otherwise ceases then the Board retains the discretion to remove the restrictions on disposal.

Performance Rights Scheme

An initial grant of performance rights will be issued to Paul Reynolds under the Performance Rights Scheme effective on his commencement date of 27 September 2007. The number of performance rights issued will be calculated by dividing the long-term incentive amount by the volume weighted average market price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date of the issue.

Each performance right is granted for no cash consideration and provides the right to purchase one ordinary share in Telecom at a nil exercise price. For the initial grant only, one-third of the share rights will be eligible for vesting after one year, another one-third will be eligible after two years and the final one-third of the shares will be eligible for vesting after three years. Subsequent annual grants of share rights are expected to be eligible for vesting after three years.

The ability to vest any of the share rights and the number of share rights that will vest following the end of the vesting period is dependent on achievement of the specific performance hurdles set for each grant by the Board. The initial grant of share rights granted under the Performance Rights Scheme may be exercised only if Telecom’s Total Shareholder Return (TSR) meets the 50th percentile of the gross return from an index of global telecommunications companies If Telecom’s TSR performance is equal to the 50th percentile of the comparator group then half the performance rights in a tranche become exercisable, increasing on a straight line basis such that all performance rights in a tranche may be exercised if Telecom’s TSR is at or above the 75th percentile of the TSR of the comparator group.

Testing will be carried out to determine whether the performance hurdles were achieved at the end of the vesting period of the grant and again twelve months later. If the minimum performance hurdle is not met on the initial exercise date then a maximum of 50% of the share rights can be exercised if the performance hurdle is met at the re-test. If the number of share rights that would be exercisable on the re-test is greater than the number that were exercised on the initial exercise date then those additional share rights will become exercisable.

Shares issued on the exercise of performance rights will be fully paid ordinary shares and will rank equally in all respects with all other ordinary Telecom shares at the date of issue of the shares.

If the Chief Executive Officer’s employment is terminated by Telecom without notice any non-vested options issued under the Performance Rights Scheme will be forfeited. If employment ceases due to either termination by Telecom on notice or termination by the Chief Executive Officer following a ‘fundamental change’ in employment then those grants of share rights that have not reached the initial exercise date and are more than halfway through the period from commencement to the initial exercise date will vest on a pro-rata basis (calculated as the ratio of the period from the commencement date to the termination date divided by the period from the commencement date to the initial exercise date of the grant). If employment ceases for any other reason then any entitlement to vesting of the performance rights shall be solely at the Board’s discretion.

Executive Officer Remuneration

The aggregate amount of compensation payable by Telecom in respect of Executive Officers as a group during the financial year ending 30 June 2007 was $15,139,520.

The table below details the nature and amount of each element of emolument earned by the top five executives for the year ending 30 June 2007 (excluding emolument of Telecom’s former Chief Executive, whose compensation is disclosed above under “Chief Executive Remuneration”).

	Base Salary[1]	Annual Cash Incentive[2] (Paid during year ending 30 June 2007)	Annual Cash Incentive[3] (Earned during year ending 30 June 2007)	Long Term Incentive[4]	Special Payments[5]
Simon Moutter Acting Chief Executive Officer and Chief Operating Officer, Business	$750,000	$456,500	$665,500	$300,000	$250,000

Marko Bogoievski Chief Financial Officer	$850,000	$440,000	$1,008,480	$500,000	$819,712

Kevin Kenrick[6] Chief Operating Officer, Consumer	$524,795	—	$374,498	$250,000

Trisha McEwan Group GM Human Resources	$450,000	$230,000	$448,000	$200,000

Mark Ratcliffe Chief Operating Officer, Technology & Enterprises	$600,000	$249,000	$527,275	$250,000

Mark Verbiest Group General Counsel	$475,000	$260,000	$521,300	$250,000

[1]

Base salary is the total cost to Telecom of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 June 2007 and includes fringe benefit tax as appropriate. As for other Telecom employees the above individuals and the Chief Executive Officer also receive telephone concessions which include free telephone line rental, national and international calls, mobile and online services.

[2]

The amount above is the actual annual incentive paid to Executive Officers in relation to company and individual performance for the year ending 30 June 2006, and paid in August 2006, being the 2007 financial year.

[3]

The amount above is the actual annual incentive earned by Executive Officers in relation to company and individual performance for the year ending 30 June 2007 and paid in August 2007, being the 2008 financial year.

[4]

The Long Term Incentive arrangements of the Executive Team for the 2007 year were altered to reflect the desire of the Board to drive very specific business transformation objectives. The Executive Team therefore received 50% of their equity based remuneration in the form of share rights and 50% in the form of a cash based incentive to be paid at the end of a two year period (ending on 30 June 2008) subject to performance against specific business transformation measures.

[5]

Simon Moutter and Marko Bogoievski were identified as having critical knowledge and expertise essential to retain through a period of significant change. They have both received retention payments to ensure they are retained through the Chief Executive Officer recruitment and induction period.

6	Kevin Kenrick joined the executive team in April 2006.

ANNUAL CASH-BASED INCENTIVE SCHEME

The annual cash-based incentive scheme applies at all levels in the organisation and is an integral part of Telecom’s overall approach to competitive performance-based remuneration. It aims to reward individuals for meeting or exceeding individual, business group and Company goals that are aligned to Telecom’s strategic direction. Telecom Group performance is based on key financial measures set by the Board.

The Board determines Telecom’s strategy and measures of success and agrees a corporate plan with reference to external performance benchmarks. Based on this agreed plan, targets are set at the beginning of the year with the Board assessing performance against these following the completion of the financial year. Similarly business group targets are set and assessed. Corporate and business group plans cascade down the Company to form the basis of individual performance plans. These plans translate high level corporate and business group strategies and targets into individual objectives that are specific, measurable, achievable, realistic and time bound. Objectives define, manage and measure individual performance throughout the year. The incentive design balances business performance and individual performance so that above target performance in both results in above target payments, while below target performance in either results in lower incentive payments.

EQUITY-BASED INCENTIVE SCHEMES

Telecom also operates equity or non-cash based long-term incentive schemes (refer Note 25 to the Financial Statements for details of the number of shares and options issued under the schemes). These are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives and to align senior management with shareholder interests. Approximately 515 senior managers currently participate in equity-based incentive schemes. Telecom’s long-term incentive programme has two types of equity-based schemes, the Share Option Scheme and a Restricted Share Scheme.

The total number of shares (including restricted shares), share rights and share options on issue under Telecom’s equity-based incentive schemes comprised less than 2% of the total shares on issue at 30 June 2007. Refer Note 25 to the Financial Statements for more details.

Telecom Share Option Scheme

The Telecom Share Option Scheme has operated since 1994. However, in the last few years only a small number of senior managers have participated in the scheme.

No options were issued under the share option scheme in the financial year ended 30 June 2007.

Most senior managers with an equity incentive component in their remuneration package received this component in the form of restricted shares for the financial year ended 30 June 2007. The Executive Team had a portion of their equity-based incentive component replaced by a cash-based

Incentive Scheme that will be paid subject to performance against specific strategic business transformation measures to secure the long-term value of the Company over a two-year period to 30 June 2008.

The Board has determined not to issue any options under the share option scheme in the financial year ended 30 June 2008. All senior managers and executives with an equity incentive component in their remuneration packages will receive this component in the form of restricted shares for that year.

Telecom Restricted Share Schemes

In September 2001 restricted shares were introduced as a component of remuneration for selected senior people. Restricted shares are now the primary equity-based mechanism for long term incentive participants. They are intended to align employee incentives with shareholder value without the dilutionary impact of widespread use of share options.

Restricted shares are delivered via two different mechanisms that provide the same incentive and reward outcomes. These are the Telecom Restricted Share Scheme and the Telecom Share Rights Scheme. The Restricted Share Scheme is only used in New Zealand and the Share Rights Scheme is used in Australia and for New Zealand-based Executive Team members. These schemes are structured to deliver an equivalent benefit to all participants.

Under the Restricted Share Scheme, shares in Telecom are issued to Telecom Trustee Limited (TTL), a Telecom subsidiary. Participants purchase shares from TTL with funds lent to them by Telecom and which are held on their behalf by TTL. Generally the shares vest after a three-year period although a reduced period may be used in some cases. In the financial year ended 30 June 2006, a key group of senior managers were issued restricted shares, of which some vested after one and two years as well as the standard three years, to provide additional retention during a period of significant change and uncertainty. The price for each share was the average end-of-day market price for Telecom shares reported on NZSX in the 20 days immediately preceding the date on which the share was allocated, less a discount reflecting the reduced value of those shares resulting from the fact that no dividends will be paid on them while they are held by TTL (consistent with the relevant NZX waiver). In the financial year ended 30 June 2008 the restricted shares will be eligible for dividends therefore the discount for non-payment of dividends will be removed from the price calculation and the NZX waiver will no longer be required. If the individual is still employed by Telecom at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances individuals who cease employment prior to the end of the restricted period can receive a partial award under the Restricted Share Scheme.

Under the Share Rights Scheme, participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally rights cannot be exercised for a three-year period. In the financial year ended 30 June 2006, a key group of senior managers were granted rights, of which some were able to be exercised after a one and two-year period as well as the standard three years, to provide additional retention during a period of significant change and uncertainty. The rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances. The price of a share right is determined under a similar methodology and subject to a similar NZX waiver as applies to the Restricted Share Scheme. The waiver will not be required for new issues of Share Rights.

SUPERANNUATION

No superannuation was paid to any director or Executive Officer for the financial year ended 30 June 2007.

During the financial year ended 30 June 2007, Telecom made pension contributions of $1.5 million to the New Zealand Government Superannuation Fund (30 June 2006: $1 million; 30 June 2005: $2 million) and $9 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2006: $14 million; 30 June 2005: $12 million). Telecom has no other obligations to provide pension benefits in respect of employees.

RETIREMENT/REDUNDANCY

Executive Officers’ service contracts do not provide for benefits in the event of an executive ending service with Telecom. The Executive Officers’ service contracts provide that in the event an Executive Officer is made redundant, he or she will be entitled to receive redundancy compensation equivalent to the value of nine months of the executive’s total base remuneration entitlement. The Executive Officer will also be entitled to receive any incentive scheme entitlement in accordance with the rules of the relevant incentive scheme, in the event of his or her redundancy.

The new Chief Executive Officer may resign at any time giving six months’ notice. The Board may terminate the Chief Executive Officer’s employment by giving three months’ notice. In this event, payment of 12 months’ base remuneration will be made. If Telecom gives notice of termination within the first three years of employment, the termination payment will be increased if the period from the end of the notice period to the end of the first three years of the term is greater than 12 months, to be a payment equal to the base remuneration that would have been earned during that period. A payment equal to the target value of the annual performance incentive for one year will also be made. If there is a change of control that results in Dr Reynolds no longer being the Chief Executive Officer of a publicly listed company then he will be able to terminate his employment with three months’ notice and receive payment as if Telecom had terminated his employment. No notice period is required in the case of serious misconduct. There is no redundancy payment provision contained in the contract of the new Chief Executive Officer.

EQUITY HOLDINGS

Equity-Based Compensation

The table over the page details equity-based compensation granted to the Chief Executive Officer and each of the top five executives prior to 30 June 2007, that were exercised, unrestricted or lapsed during the period ending 30 June 2007 and the value derived from those securities.

Equity-based remuneration

The table below shows equity-based instruments granted to the Chief Executive Officer and the executive team during the year ended 30 June 2007.

Aggregate Equity Holdings as at 30 June 2007 – including number of equity-based instruments granted, unrestricted or lapsed during the year

	Number held at the start of the year	Number granted during the year as remuneration	Number Vested/ Acquired	Number unrestricted during the year	Number lapsed during the year	Number exercised/ sold during the year	Number held at the end of the year	Exercise price range	Earliest possible exercise date/transfer date range	Expiry date range
Theresa Gattung
Share Options - pre September 2003	1,240,354	n/a	n/a	n/a	226,088	n/a	1,014,266	$4.70 - $7.86	28/09/03 - 01/09/05	28/09/07 - 01/10/07
Performance Options[2]	1,500,000	n/a	n/a	n/a	500,000	n/a	1,000,000	$5.01 - $5.93	19/09/06 - 01/09/07	1/07/2008
Performance Shares[2]	140,191	48,158		n/a	n/a	n/a	188,349	Nil	1/09/07 - 16/09/08	n/a

Simon Moutter
Share Options[1]	1,320,937	n/a	n/a	n/a	144,696	n/a	1,176,241	$4.70 - $6.11	28/09/02 - 16/9/08	28/09/07 - 16/09/11
Share Rights[1]	92,587	41,323	n/a	n/a	n/a	24,951	108,959	nil	01/09/07 - 15/09/08	01/12/07 - 15/12/08
Ordinary Shares	19,067	n/a	24,951	n/a	n/a	44,018	0	n/a	n/a	n/a

Marko Bogoievski
Share Options[1]	2,517,973	n/a	n/a	n/a	226,087	n/a	2,291,886	$4.70 - $6.77	28/09/02 - 16/09/08	28/09/07 - 16/09/11
Share Rights[1]	142,545	68,871	n/a	n/a	n/a	39,921	171,495	nil	01/09/07 - 15/09/08	01/12/07 - 15/12/08
Ordinary Shares[3]	49,863	n/a	45,666	n/a	n/a	n/a	95,529	n/a	n/a	n/a

Kevin Kenrick
Share Options[1]	74,985	n/a	n/a	n/a	45,217	n/a	29,768	$4.94	1/09/2005	1/09/2008
Share Rights[1]	Nil	34,436	n/a	n/a	n/a	n/a	34,436	nil	19/9/06 - 16/9/08	19/12/06 - 16/12/08
Restricted Shares	46,362	n/a	n/a	13,637	n/a	n/a	32,725	nil	1/09/07 - 16/09/08	n/a
Ordinary Shares	13,472	n/a	13,637	n/a	n/a	n/a	27,109	n/a	n/a	n/a

Trisha McEwan
Share Options[1]	528,671	n/a	n/a	n/a	n/a	n/a	528,671	$4.94 - $6.11	1/01/03 - 16/9/08	01/03/08 - 16/09/11
Share Rights[1]	40,234	27,549	n/a	n/a	n/a	12,476	55,307	nil	01/09/07 - 15/09/08	01/12/07 - 15/12/08
Ordinary Shares	0	n/a	12,676	n/a	n/a	12,676	0	n/a	n/a	n/a

	Number held at the start of the year	Number granted during the year as remuneration	Number Vested/ Acquired	Number unrestricted during the year	Number lapsed during the year	Number exercised/ sold during the year	Number held at the end of the year	Exercise price range	Earliest possible exercise date/transfer date range	Expiry date range
Mark Ratcliffe
Share Options[1]	862,971	n/a	n/a	n/a	97,971	n/a	765,000	$4.70 - $6.77	28/09/02 - 16/9/08	28/09/07 -16/9/11
Share Rights[1]	61,059	34,436	n/a	n/a	n/a	15,969	79,526	nil	01/09/07 - 15/09/08	01/12/07 - 15/12/08
Ordinary Shares	16,534	n/a	15,969	n/a	n/a	15,969	32,503	n/a	n/a	n/a

Mark Verbiest
Share Options[1]	720,638	n/a	n/a	n/a	49,432	n/a	671,206	$4.70 - $6.11	28/09/02 - 16/9/08	28/09/07 - 16/09/11
Share Rights[1]	50,379	34,436	n/a	n/a	n/a	15,470	69,345	nil	01/09/07 - 15/09/08	01/12/07 - 15/12/08
Ordinary Shares	13,033	n/a	15,470	n/a	n/a	n/a	28,503	n/a	n/a	n/a

[1]

Share options granted under the Telecom Share Option Scheme comprise options to acquire fully paid ordinary shares issued by Telecom. Vesting of options issued post September 2003 are subject to satisfying the cost of equity performance hurdle described above. All options have a six-year life from the date of grant. The exercise price is the average end-of-day market price of Telecom’s shares reported on NZSX in the month immediately preceding the grant date.

Share rights have been granted under the Telecom Share Rights Scheme. Scheme participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally rights granted under the Share Rights Scheme cannot be exercised for a three-year period.

Each share right vesting entitles the holder to one ordinary share in Telecom.

The options and rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances.

[2]

Shareholder approval at the Annual Meeting in 2003 was obtained in order to grant Ms Gattung up to 1,500,000 options over the following three years. Pursuant to that approval, 500,000 options were granted in November 2003 effective 19 September 2003, a further 500,000 in September 2004 and a further 500,000 in September 2005 with exercise subject to satisfaction of performance hurdles. No options were issued in September 2006. On Ms Gattung’s employment ceasing on 30 June 2007 special arrangements applied in respect of the following options:

a.	The 658,040 options issued on 28 September 2001 will lapse in accordance with their terms on 28 September 2007;
b.	The 356,226 options issued on 1 September 2002 will lapse in accordance with their terms on 1 October 2007;
c.	The 500,000 options issued on 19 September 2003, will lapse, in accordance with their terms on 1 July 2008;
d.	In respect of the 500,000 options issued on 1 September 2004, Telecom will exercise its power to defer the lapse of those options until 1 July 2008; and
e.	The 500,000 options issued on 16 September 2005 lapsed in accordance with their terms on 30 June 2007.

All restrictions on the 188,349 restricted Telecom shares held by Ms Gattung at 30 June 2007 were removed with effect from 1 July 2007.

[3]	Marko Bogoievski acquired ordinary shares during the year as a result of share rights vesting and through the acquisition of shares under the Dividend Reinvestment Plan.

Value of equity-based compensation – exercised or lapsed

The following table details equity-based compensation that was granted to the Chief Executive Officer and the Executive Officers prior to 30 June 2007, that were exercised, unrestricted or lapsed during the period ending 30 June 2007 and the value derived from those securities.

	Date of grant	Date of exercise/lapse	Number exercised/ unrestricted/ (lapsed)	Exercise price
				$
Theresa Gattung
Share Options	1-Sep-00	1-Sep-06	(226,088)	$6.77
Performance Options	16-Sep-05	30-Jun-07	(500,000)	$6.10

Marko Bogoievski
Share Options	1-Sep-00	1-Sep-06	(226,087)	$6.77
Share Rights	19-Sep-03	6-Nov-06	39,921	0

Simon Moutter
Share Options	1-Sep-00	1-Sep-06	(144,696)	$6.77
Share Rights	19-Sep-03	6-Nov-06	24,951	0

Mark Ratcliffe
Share Options	1-Sep-00	1-Sep-06	(97,971)	$6.77
Share Rights	19-Sep-03	22-Sep-06	15,969	0

Mark Verbiest
Share Options	1-Sep-00	5-Nov-06	(49,432)	$5.78
Share Rights	1-Sep-00	6-Nov-06	15,470	0

Kevin Kenrick
Share Options	1-Sep-00	1-Sep-06	(45,217)	$6.77
Restricted Shares	19-Sep-03	19-Sep-06	13,637	0

Trisha McEwan
Share Rights	3-May-04	29-Sep-06	12,467	0

SHARE OWNERSHIP

As at 13 August 2007, directors and Executive Officers as a group beneficially owned Telecom shares representing approximately 0.02% of the shares outstanding.

Directors beneficially owned Telecom shares as follows:

Name	Number of shares beneficially owned	Percentage[3]
Wayne Boyd	34,536	0.002%
Theresa Gattung[1]	188,349	0.009%
Rod McGeoch	20,000	0.001%
Patsy Reddy	21,110	0.001%
Michael Tyler[2]	22,000	0.001%
Ron Spithill	20,250	0.001%
Murray Horn	—	—
Rob McLeod[4]	30,000	0.001%

[1]	Ms Gattung ceased to be a director of Telecom on 29 June 2007. The number of shares stated reflects her shareholding as at that date.
[2]	Held in the form of 2,750 American Depositary shares (1 ADR) equalled 8 ordinary shares).
[3]	Each percentage stated has been rounded to the nearest 1/1000th of a percent.
[4]	Mr McLeod ceased to be a director of Telecom on 30 June 2007. The number of shares stated reflects his shareholding as at that date.

As at 13 August 2007, the Executive Officers (excluding the former Chief Executive Officer) beneficially owned less than 1% of Telecom shares. These Executive Officers beneficially owned Telecom shares as follows:

Name	Number of ordinary shares beneficially owned	Percentage[2]
Simon Moutter[1]	—	—
Marko Bogoievski	95,529	0.005%
Kevin Kenrick	27,109	0.001%
Trisha McEwan	—	0.00%
Mark Ratcliffe	32,503	0.001%
Mark Verbiest	28,503	0.001%

[1]	Associated persons of Mr Moutter own 1,500 ordinary shares.
[2]	Each percentage has been rounded to the nearest 1/1000th of a percent.

EMPLOYEES

The table below sets out the total number of employees employed by Telecom over the past three financial years.

	Years Ended 30 June
Employees	2007	2006	2005
Total Employees	8,362	9,033	8,560

The table below sets out a breakdown of persons employed by Telecom by business division and geographic location, as at 30 June 2007:

Business Unit	Permanent Employees
AAPT	1,231[1]
Business	2,441
Consumer	2,381
Corporate	222
International	151
Technology and Enterprise	1,936

Grand Total	8,362

Country	Permanent Employees
New Zealand	6,731
Australia	1,594
United States	26
Great Britain	11

Grand Total	8,362

[1]

Employee numbers for the AAPT division differ from those presented for Australia in the geographical disclosure as certain employees within the international and corporate operations are located within Australia.

The majority of Telecom’s employees reside in New Zealand and are employed on individual employment agreements with no fixed terms. Telecom’s Australian employees are employed on individual employment contracts with no fixed terms. Federal awards which specify minimum wages and conditions are relevant to some of these contracts.

Fixed term employees and casual contractors are also used occasionally. At 30 June 2007, there were 143 fixed-term employees.

A minority of employees in both countries belong to unions. Telecom does not require employees to disclose their union membership, consequently, union details and membership figures are unknown. However, in Australia some employees are members of the Community and Public Sector Union and the Communications Union and in New Zealand some employees are members of the New Zealand Amalgamated Engineering, Printing and Manufacturing Union.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As at 13 August 2007, there were 2,020,102,304 shares outstanding. At the same date there were approximately 428 ADR holders in the United States holding 17.52% of the shares.

Current Substantial Security Holders

According to information publicly available to Telecom via notices filed pursuant to the New Zealand Securities Markets Act 19881, the beneficial owners of 5% or more of Telecom’s shares, as at 13 August 2007, were as follows:

Owner	Number owned	% of Class[4]
Commonwealth Banking Group	182,391,331	9.03%
Westpac Banking Corporation	147,621,613	7.31%
Brandes Investment Partners LP2	130,996,636	6.48%
Lazard Asset Management Pacific Co	122,079,315	6.16%
Mondrian Investment Partners Limited[3]	114,441,500	5.67%

[1]

Substantial security holder notices are required to be filed under the New Zealand Securities Markets Act 1988 immediately upon a 1% change in relevant interest. Accordingly, these notices provide the most recent record of significant changes in security holdings and have been used to provide the information in this section. For this reason, the security holdings disclosed may not correspond to the security holdings disclosed in the Forms 13G, which are only required to be filed with the SEC on an annual basis.

[2]

According to the relevant substantial security holder notice, the shares are held by Brandes Investment Partners LP for individual client accounts and the shares are beneficially owned by the clients, but Brandes Investment Partners LP has the authority to buy and sell the shares and to exercise the voting rights attached to those shares.

[3]	Formerly Delaware International Advisors Limited.
[4]	Holdings recalculated from the notices filed, as a percentage of shares outstanding at 13 August 2007, being 2,020,102,304 shares.

Telecom has a number of distinct relationships with the New Zealand Government, including as a preference shareholder, regulator and customer. The New Zealand Government holds one preference share known as the “Kiwi Share” that has special rights which are described in detail under “Item 10 – Additional Information.”

Substantial Security Holders – significant change in security holdings between 1 July 2005 and 13 August 2007

Commonwealth Banking Group

Date	Number owned	% of Class[1]
25 July 2006	157,450,731	8.03%
5 July 2007	182,391,331	9.03%

Brandes Investment Partners LP

Date	Number owned	% of Class[1]
1 September 2004	149,769,638	7.75%
17 September 2004	149,834,110	7.76%
14 April 2005	130,996,636	6.70%

Mondrian Investment Partners Limited (formerly Delaware International Advisors Limited)

Date	Number owned	% of Class[1]
27 September 2004	129,381,954	6.68%
26 June 2007	114,441,500	5.67%

Morgan Stanley Group

Date	Number owned	% of Class[1]
20 December 2004	101,755,557	5.23%
8 April 2005	76,886,373	3.93%
12 August 2005	103,354,431	5.27%
23 January 2006	128,961,765	6.59%
22 March 2006	194,795,746	9.94%
25 May 2006	169,888,797	8.66%
9 June 2006	143,278,253	7.33%
5 July 2006	120,813,173	6.16%
26 March 2007	36,695,616	1.83%

Lazard Asset Management Pacific Co

Date	Number owned	% of Class
15 September 2006	102,189,996	5.16%
27 September 2006	122,079,315	6.16%

Westpac Banking Corporation

Date	Number owned	% of Class
27 November 2006	106,498,001	5.37%
22 February 2007	126,198,021	6.33%
16 March 2007	147,621,613	7.4%

[1]	The percentage notified to Telecom by the substantial security holder at the time of the transaction.

Major shareholders have the same voting rights as other shareholders.

RELATED PARTY TRANSACTIONS

Interest of directors in certain transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Transactions with associate companies

Advances to associate companies

The advance to Southern Cross Cables Holdings Limited was fully repaid during the year ended 30 June 2007.

Other transactions with associate companies

Telecom provides network operations and management services to Southern Cross in respect of its operations in New Zealand. Telecom makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. Any transactions undertaken with these entities have been entered into on an arms-length basis. For more information on these transactions see Note 30 to the financial statements.

Loans to Executive Officers

While Executive Officers no longer participate in the Restricted Share Scheme (see “Item 6 – Directors, Senior Management and Employees - Restricted Share Schemes”), restricted shares were issued to Executive Officers up until September 2003. During this period Telecom loaned Philip King NZ$27,591 to purchase restricted shares. Philip King ceased to be an Executive Officer in April 2006. Trisha McEwan was also loaned NZ$16,880 to purchase restricted shares, however, this loan was repaid on 1 March 2005. These loans were both made on interest-free terms. Mr Kenrick became an Executive Officer on 11 April 2006. He has a loan of NZ$102,480 outstanding in respect of the purchase of restricted shares. This loan, which was granted on 16 September 2005, is due for repayment on 16 September 2008. He has not been provided with any further loans since he became an Executive Officer. Details of these restricted shareholdings are described further under the heading “Item 6 – Directors, Senior Management and Employees – Share Ownership”.

Related party transactions under the NZSX Listing Rules

The NZSX Listing Rules define a related party to be a director of Telecom, or any of its subsidiaries, a holder of more than 5% of Telecom’s issued share capital and persons associated with such persons. Telecom has obtained a number of waivers from the NZSX Listing Rule requirement to obtain shareholder consent before entering into material transactions with related parties, as described further below.

Southern Cross

In 1998, Telecom entered into the Southern Cross project (the project) with Optus and WorldCom to establish the Southern Cross cable. Telecom obtained a waiver from the requirement in NZSX Listing Rule 9.2.1 for shareholder approval of material transactions with related parties in respect of any future transaction that might be entered into with Optus and WorldCom which are unrelated to the project. The waiver was granted on the following conditions:

•	the sole reason for the parties being related in terms of the NZSX Listing Rules is their involvement in the project, the parties are not related in any other way; and

•

the transaction must be entered into where there has been no material change in the interests held by the parties in the project and no material change to the rules and relationships of the parties within the joint venture.

Payment collection and processing services

ANZ National Bank Limited provides Telecom with payment collection and processing services. In June 2002, Telecom obtained a waiver from the NZSX Listing Rule requirement for shareholder approval of related party transactions, in respect of this arrangement.

Amendment to Kiwi Share obligations

In December 2001, Telecom and the New Zealand Government (the Crown) entered into the TSO Deed (see “Item 4—Regulation”) which records provisions that operate in place of, and in addition to, Telecom’s Kiwi Share obligations. The obligations in the TSO Deed update the Kiwi Share obligations and require Telecom, among other things, to provide additional telecommunications services to consumer customers and to comply with various service quality indicators. Because of the Kiwi Share provisions and the Crown’s regulatory powers, under the NZSX Listing Rules, the Crown as the holder of the Kiwi Share, is deemed to be a related party of Telecom. Telecom obtained a waiver from the NZSX Listing Rule requirement for shareholder approval of a material transaction with a related party in relation to the changes. The waiver was granted because:

•	of the arms-length nature of the arrangements;

•	the changes were considered by Telecom to be in the best interests of shareholders; and

•	the matter needed to be dealt with urgently.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18 - Financial Statements”.

LEGAL PROCEEDINGS

New Zealand

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of the “0867 package” constituted a use by Telecom of its dominant position for prescribed purposes. The 0867 package involved (i) introducing a unique number range for dial up internet calls, which attracted no charge for residential customers and which offered traffic management benefits; (ii) the introduction of a charge for calls by residential customers to ISPs who did not use 0867; and (iii) offering 0867 numbers to competing carriers, subject to entering into new interconnection agreements under which they agreed there would be no termination charges on calls to 0867 numbers. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, as well as seeking a pecuniary penalty and costs. The trial of the proceedings commenced on 20 August 2007 and is scheduled to continue until the end of September. The Court will reserve its decision, so there is no certainty as to when Telecom will receive the judgement. This case is under the old penalty regime, where the maximum penalty is NZ$5 million. Telecom believes that it has reasonable to good prospects of success.

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that during the period since 1998, Telecom had misused its market power and had priced access to its data tail services for high-speed data transmission, for the purposes of deterring potential and existing competitors from engaging in competitive conduct. The Commerce Commission seeks a declaration that this behaviour contravened section 36 of the Commerce Act, as well as seeking a pecuniary penalty and an injunction restraining Telecom from engaging further in the conduct and costs. This matter has been scheduled for trial in mid 2008. This case is partly under the old penalty regime (maximum NZ$5 million) and partly under the current penalty regime, which is described in detail in “Item 4 – Regulation”.

The two proceedings described above are being vigorously defended by Telecom. In addition to the pecuniary penalties, if Telecom is found to have acted anti-competitively there may be negative brand implications and it may engender a more invasive regulatory response from either the Government or the Commerce Commission.

Sintel (in liquidation) has issued proceedings against Telecom, relating to TNZI’s audiotext business in 1990. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. Sintel has recently filed an amended statement of claim, increasing the value of the claim up to NZ$60 million. Telecom’s application to strike out all but one of the causes of action was unsuccessful. It was appealed to the Court of Appeal and is awaiting judgement. At this stage trial of the substantive matter is unlikely to take place before late 2008. These proceedings will be vigorously defended by Telecom.

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to TNZI’s audiotext business in the late 1990s. The total claim is for approximately US$20 million. The parties are undergoing discovery. Telecom believes it has a strong defence for the majority of the claim. These proceedings will be vigorously defended by Telecom.

The billing dispute between Telecom Wholesale and Vodafone, which was referred to arbitration in 2006, has been settled. Telecom paid Vodafone the disputed sum of NZ$4,630,464 plus GST.

In December 2004, the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. If the Commerce Commission determines that Telecom has been acting anti-competitively it could issue proceedings seeking a declaration as to Telecom’s anti-competitive behaviour, a pecuniary penalty (the maximum for which is set out in “Item 4 Regulation”) and/or an injunction restraining Telecom from engaging further in the conduct and costs. It is unclear when the Commerce Commission’s investigation will be completed, although recent public statements in the context of the UBS reconsideration indicate that the Commerce Commission’s investigation is ongoing.

In July 2006, CallPlus and ihug (two competitors of Telecom) appealed the Commerce Commission’s determination of their application for UBS and backhaul (both designated services under the Telecommunications Act) dated 22 June 2006. Under that determination, the Commerce Commission determined that Telecom is to provide UBS services at the rate of NZ$28.04 plus GST per month. CallPlus and ihug appealed the price (among other matters), seeking a price of approximately NZ$20.00. In December 2006, the parties agreed that the appeal should be discontinued and that the Commerce Commission should undertake a Reconsideration of the price, on the basis that there had been a material change in circumstances since the original decision. On 11 July 2007, the Commerce Commission issued its final Reconsideration, which amended the pricing methodology for the regulated UBS service. The Commerce Commission has determined the following prices: NZ$26.30 from 26 October until 31 December 2006; NZ$26.79 from 1 January to 31 March 2007; and NZ$26.35 from 1 April to 30 June 2007. The price has subsequently been adjusted to reflect changes in the retail broadband market and from 1 August it was NZ$25.93. The price will be adjusted quarterly and when Telecom makes changes to its retail broadband prices. Telecom is required to backdate the price adjustment and provide a refund for any overpayments. Telecom has decided to provide the refund to all wholesale customers who purchase the regulated UBS service. The total cost of the backdate was NZ$420,000 plus GST.

In April 2007, Vodafone appealed the Commerce Commission’s 2003/2004 TSO Determination. This matter has been scheduled for a three-day hearing in November 2007. Telecom understands the key issue on appeal to be the extent to which the TSO services could be delivered by alternative (cheaper) technologies and the impact of this. If Vodafone is successful, it is likely that the matter will be referred back to the Commerce Commission. It is uncertain as to what the financial implications would be if Vodafone were successful because there are a range of options available to the court and the matter would have to be remitted back to the Commerce Commission to undertake further modelling. However, if Vodafone’s proposed approach is accepted by the court, it could have an impact on the total TSO loss (which is the total cost of delivering services to non commercially viable customers, which is then divided by the “liable persons”, who are essentially Telecom and the other telecommunications service providers who interconnect with Telecom’s PSTN).

Telecom has been joined as one of numerous respondents in a leaky buildings claim in the Weathertight Homes Resolution Services (WHRS) relating to a development called “Ellerslie Park”. The claim is that there was a problem with the installation of the external junction boxes. Telecom has applied to strike out the claim. Although the claim against Telecom is small, liability could be joint and several, so there is a remote risk that Telecom, if found liable, could be responsible for the total value of the claim (NZ$4.3 million), rather than just its share, if other parties are no longer in existence.

Telecom has been sued by a former mobile phone salesman, Mr Holmes. Mr Holmes was an independent contractor whose contract was terminated. Telecom alleges he was making fraudulent sales. Mr Holmes originally brought arbitration proceedings in 2001, but these were discontinued. The claim, valued at NZ$2.7 million is statute barred, but Mr Holmes argues that he is entitled to an extension of time on the basis that he was of unsound mind during some of the period since the termination of the contract. Telecom has applied to strike out the claim, which is scheduled for hearing in November 2007.

The Commerce Commission has laid four charges against Telecom under the Fair Trading Act 1986, relating to three incidents where call centre representatives are alleged to have erroneously made statements that various Telecom products, processes or prices have Commerce Commission approval or endorsement. The maximum penalty for each charge is NZ$200,000. There may also be brand and reputation issues associated with a conviction. The first court date is scheduled for 19 September 2007 and Telecom is currently considering whether or not to defend the charges, or plead guilty.

All of the above proceedings, which are within New Zealand’s legal jurisdiction, have been commenced in the High Court of New Zealand unless otherwise stated.

Australia

PowerTel Limited is in dispute with Pacific Union Group Pty Limited in respect of the withdrawal by PowerTel of certain product lines from the scope of the dealer agreement between the parties. Pacific

Union has commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The amount of loss and damage claimed has not yet been fixed by Pacific Union. PowerTel is defending these proceedings. Further settlement discussions are to be held by the parties.

Telstra Corporation Limited has commenced proceedings in the High Court of Australia, and is seeking a declaration that the declaration by the ACCC of ULL and LSS under the Trade Practices Act is constitutionally invalid. PowerTel Limited and Request Broadband Pty Limited, amongst others, are defendants in these proceedings. A stated case has been agreed by the parties, and the hearing is expected to be held in the period between November 2007 and March 2008.

During the last fiscal year, AAPT was in dispute with Telstra Wholesale principally in respect of wholesale residential line rental charges and the non-renewal of significant discounts. This dispute was settled on in November 2006, when the parties executed the AAPT New Deal Agreement (2006), under which all disputes were released, new product pricing was agreed for a number of products and services, including wholesale line rental and a new volume discount structure was agreed.

The directors cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

DIVIDEND POLICY

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s, and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Based on Telecom’s current expectations for the next twelve months, the target dividend payout ratio for the financial year ending 30 June 2008 will continue to be 75% of net earnings, adjusted for relevant non-cash items. Subject to there being no material adverse change in circumstances, dividends for the first three quarters of the year are again expected to be 7.0cps with the fourth quarter dividend set to achieve the target full year payout ratio.

The Dividend Reinvestment Plan has been retained. For the fourth quarter dividend relating to the year ended 30 June 2007, a 3% discount to the prevailing market price will be applied to shares issued under the Dividend Reinvestment Plan.

In future, commencing with the dividend paid in relation for the first quarter of the year ending 30 June 2008, shares issued under the plan will be priced at the prevailing market price (that is, no discount will be applied) and Telecom intends to acquire an equivalent number of shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. These mechanisms will be reviewed at each dividend date.

Item 9. Listing

PRICE HISTORY

The following tables set out, for the periods indicated, the highest and lowest closing sale prices for the ordinary shares as derived from the Daily Official List of the NZSX, and the highest and lowest sale prices of the ADSs quoted on the NYSE:

(a)	Annual high and low market prices for the last five financial years:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 July 2002-30 June 2003	5.30	4.13	24.62	17.31
1 July 2003-30 June 2004	5.90	4.84	31.59	22.53
1 July 2004-30 June 2005	6.56	5.61	38.93	29.36
1 July 2005-30 June 2006	6.36	4.02	35.16	19.50
1 July 2006-30 June 2007	5.15	3.93	29.40	19.10

(b)	Quarterly high and low market prices for the last two financial years and the period ended 30 June 2007:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 July 2005-30 September 2005	6.36	5.97	35.16	32.47
1 October 2005-31 December 2005	6.06	5.58	33.70	31.40
1 January 2006-31 March 2006	6.04	5.19	33.34	26.06
1 April 2006-30 June 2006	5.85	4.02	29.25	19.50
1 July 2006-30 September 2006	4.46	3.93	23.48	19.10
1 October 2006-31 December 2006	4.94	4.09	27.75	21.51
1 January 2007-31 March 2007	5.15	4.54	28.80	25.37
1 April 2007-30 June 2007	4.98	4.44	29.40	26.91

(c)	Monthly high and low market prices for the last six months:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 March 2007-31 March 2007	4.90	4.54	27.96	25.37
1 April 2007-30 April 2007	4.98	4.66	29.40	27.15
1 May 2007-31 May 2007	4.92	4.75	29.12	27.50
1 June 2007-30 June 2007	4.85	4.44	28.89	26.91
1 July 2007-31 July 2007	4.87	4.53	31.40	27.68
1 August-31 August 2007	4.54	4.08	31.15	22.76

MARKETS

Telecom has a dual listing of its shares on the NZSX and on the ASX. Telecom is required to comply with the full listing rules of the NZSX and ASX.

ADSs each representing eight ordinary shares and evidenced by ADRs, are listed on the NYSE. Telecom is proposing to make a capital return to shareholders and ADR holders in October 2007. It is currently anticipated that, immediately following the capital return, the ratio of ADRs to ordinary shares will be changed from the existing ratio of one ADR to eight ordinary shares, to one ADR to five ordinary shares. The Bank of New York is Telecom’s Depositary.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION / CONSTITUTION

Constitution

Details of Telecom’s registration with the New Zealand Companies Office are contained in “Item 4 – History and Development”. Telecom is governed by its Constitution. The Constitution can only be amended with the consent of the holders of 75% of the issued shares in Telecom, entitled to vote and voting on the resolution to amend the Constitution.

Telecom’s Constitution does not specify the objects or purposes of Telecom.

Changes in Capital

Telecom’s directors have the authority to approve the issue of shares at their discretion, subject to the requirement to act in accordance with the Constitution, New Zealand law and the listing rules of the exchanges on which Telecom is listed. There are limitations on shareholdings above certain percentage levels which are described further below under the heading “Limitations on Shareholdings”.

Restrictions on Ownership

The Constitution contains provisions designed to enable Telecom to monitor and enforce the ownership restrictions imposed by the Kiwi Shareholder. These restrictions are described further below under the heading “Limitations on Shareholdings”.

Borrowing

Telecom’s directors have all the powers necessary for managing Telecom’s business and affairs, including the power to borrow. There are no restrictions in the Constitution specifically limiting the power to borrow. However, there is a requirement for shareholder approval of all major transactions and material transactions with related parties.

Telecom May Redeem Redeemable Equity Securities

Subject to the listing rules of the exchanges on which Telecom is listed and the Companies Act, the Constitution allows Telecom to redeem redeemable equity securities:

•	at its option if permitted by the terms of issue;

•	at the option of the holder of the redeemable equity securities if permitted by the terms of issue; and

•	on a date for redemption, if any, specified in the Constitution, or specified in the terms of issue of the redeemable securities.

Telecom may only redeem redeemable equity securities for a consideration that is specified, or calculated by reference to a formula, or fixed by a suitably qualified person who is not associated with or interested in Telecom in accordance with the Companies Act.

Telecom may exercise an option to redeem redeemable equity securities issued by Telecom in relation to one or more holders of redeemable equity securities. In order to redeem securities, Telecom must satisfy the solvency test after the redemption in accordance with the Companies Act. The Board must have resolved and certified that the redemption of the shares is of benefit to the remaining shareholders, and that the consideration for the redemption is fair and reasonable to the remaining shareholders. The Board must certify the grounds for its conclusion.

Under the NZSX Listing Rules, Telecom’s ability to redeem redeemable equity securities is limited to specified circumstances, including where the redemption:

•

is made pursuant to their terms of issue and either the equity securities were issued before 1 September 1994, or the terms of issue were approved by security holders of the same class or the equity securities were issued pursuant to a pro-rata renounceable cash issue, a fully paid pro-rata bonus issue or an offer to each shareholder for consideration not exceeding NZ$5,000;

•	leaves relative voting and distribution rights unaffected;

•	is in respect of convertible debt securities which are redeemed for cash before conversion;

•	is in respect of a minimum holding; and

•	is approved by each class whose rights are affected.

Further Capital Calls

The Constitution empowers the Board to make calls on any holder of securities only for any money that is unpaid on that holder’s securities and not otherwise payable at a specified time. An obligation to pay unpaid amounts of the issue price of any securities cannot be cancelled, reduced or deferred except by an ordinary resolution. At the date of this Report Telecom’s share register did not include any shares in respect of which amounts were unpaid.

The Constitution does not impose a liability on shareholders for any further capital calls by Telecom. In particular, no money is payable for calls or otherwise on shares which were fully paid at the time the Constitution was adopted or on the Kiwi Share (which is the one preference share held by the New Zealand Government).

Sinking Fund Provisions

Telecom’s Constitution does not contain any sinking fund provisions.

Alteration of Rights

Under the Constitution the rights attaching to Telecom’s shares can be varied or abrogated only with the consent of the holders of 75% of the issued shares of that class that may be affected, entitled to vote and voting on the resolution to alter the rights. Currently Telecom only has one class of shares on issue.

The NZSX Listing Rules generally prohibit the Board from issuing equity securities unless the precise terms and conditions of the issue have been approved by shareholders.

Telecom does not need shareholder approval for actions which affect the rights attached to equity securities (other than Telecom shares) in respect of equity securities issued before 30 April 1995 or on terms expressly permitting the action in question to be taken.

The ASX Listing Rules state that Telecom must not remove or change a shareholder’s right to vote (or receive a dividend) except where:

•	calls due and payable have not been paid;

•	in the case of voting rights, the proxy form has not been deposited in accordance with Telecom’s Constitution or the person became the holder of those shares after the meeting record date; and

•	the right is changed under Australian legislation, as a consequence of a change to Telecom’s Constitution or under a court order.

Share in Telecom’s Profits

The Constitution does not provide shareholders with any additional rights to share in Telecom’s profits other than the right to dividends as described below (see “Dividend Rights” below) and the right to share in the distribution of Telecom’s surplus assets as described below (see “Share in Surplus on Liquidation” below).

Share in Surplus on Liquidation

On a distribution of capital in the event of liquidation, the Constitution gives all shareholders the right to an equal share in the distribution of Telecom’s surplus assets. The Kiwi Shareholder has the right to have its share capital repaid before any other shareholder. The Kiwi Shareholder has no other rights to participate in the distribution of Telecom’s capital or profits.

Alteration of Rights of ADR Holders

Telecom has established an ADR facility to provide for the deposit of shares and the creation of ADSs representing the deposited securities, and for the execution and delivery of ADRs evidencing such ADSs. Telecom and The Bank of New York (as “Depositary”) are parties to the Fourth Amended and Restated Deposit Agreement dated as of 17 April 2003 (Deposit Agreement) in relation to such facility.

The ADRs and the provisions of the Deposit Agreement may be amended by agreement between Telecom and the Depositary. ADRs on issue will not be affected by any amendment which imposes or increases any fees or charges (other than taxes, governmental charges, registration fees, delivery and other such expenses) or which prejudice any substantial existing right of ADR holders, until 30 days’ notice of the amendment has been given to holders of the issued ADRs. An ADR holder’s right to surrender ADRs and receive the deposited securities represented by them shall not be amended, except in order to comply with mandatory provisions of applicable law. Amendments required to comply with new laws, rules, regulations or Telecom’s Constitution may become effective before notice of an amendment is given to ADR holders.

Directors

Composition of the Board

Telecom’s Constitution requires that at least half of Telecom’s Board of Directors be New Zealand citizens. This provision was inserted at the time of Telecom’s privatisation over fifteen years ago.

The Board is seeking approval from its shareholders at its 2007 Annual Meeting to amend this provision, for the reasons described in “Item 6 - Directors - Board Composition”.

Interested directors’ voting powers

The NZSX Listing Rules prohibits a director, who is interested in a transaction that Telecom proposes to enter into, from voting on that transaction and from being included in the quorum at which a matter relating to the transaction arises, except that interested directors are permitted to vote where a directors’ certificate is required under the Companies Act or the vote relates to the grant of an indemnity in favour of a director or employee.

A director is regarded as interested in a transaction if the director:

•	is a party to, or will or may derive a material financial benefit from, the transaction;

•	has a material financial interest in another party to the transaction;

•	is a director, officer, or trustee of another party to, or a person who will or may derive a material financial benefit from, the transaction, not being a wholly owned subsidiary of Telecom;

•	is the parent, child or spouse of another party to, or a person who will or may derive a material financial benefit from, the transaction; and

•	is otherwise directly or indirectly materially interested in the transaction.

Where a director is interested in a transaction, that director may attend the meeting at which the matter is discussed at their discretion.

Remuneration

The Constitution allows the Board to authorise, without shareholder approval:

•	the remuneration of any Managing Director in their capacity as an executive;

•	payments to directors of reasonable travelling, accommodation and other expenses incurred in relation to Telecom’s management; and

•

subject to any applicable restrictions in the NZSX Listing Rules, any remuneration for work not in the capacity of a director and special payments to directors undertaking additional work not expected of the other directors (an interested director cannot vote as described above), provided the Board is satisfied that such remuneration is fair to Telecom.

The sums to be paid to the directors for their services as directors (other than for services as the Managing Director) must be approved by shareholders by ordinary resolution. That approval applies from that determination and to all subsequent years until the shareholders alter that approval by ordinary resolution.

The Board has agreed to grandfather retirement allowances in respect of all directors appointed prior to 1 May 2004, as described in the footnotes to the “Director remuneration” table in Item 6. The payment of retirement allowances to directors appointed prior to 1 May 2004 does not require shareholder approval.

Retirement of directors

The directors (other than the Managing Director, which in the case of Telecom, is the Chief Executive Officer) may not retain office for more than three years without offering themselves for re-election. The NZSX Listing Rule and ASX Listing Rule provisions relating to director retirement are described in “Item 6 – Director Retirement”.

In addition, the Telecom Constitution specifies that directors must retire on attaining the age of 70 years. The provisions in the Constitution detailing other retirement requirements are set out under “Item 6 – Director Retirement”.

Number of shares required to be held by a director

There is no requirement in the Constitution for directors to hold Telecom shares. However, as part of the Board Charter, Telecom has an internal policy that non-executive directors are encouraged to hold Telecom shares.

The Securities Markets Act 1988 and the ASX Listing Rules prescribe certain notice requirements in respect of changes in directors’ interests in shares.

Shares

Dividend rights

The directors may authorise a dividend provided the directors are satisfied on reasonable grounds and certify that Telecom is able to meet the solvency test contained in the Companies Act immediately after the dividend is paid.

The Board must not authorise a dividend:

•	in respect of some but not all shares in a class; and

•	that is of a greater value per share in respect of some shares in a class than it is in respect of other shares of that class,

unless the shares are not fully paid up, in which case the dividends can be paid in proportion to the amount paid up on each share.

If a dividend is authorised by the Board, all registered shareholders have the right to an equal share in that dividend (subject to the terms of issue of the shares held).

The Board also has the right to deduct from the dividend any amounts owed by the shareholder to Telecom whether in respect of a call or otherwise. The Board must deduct from any dividend any amount required by law to be deducted.

In addition, the Board can authorise and pay a supplementary dividend to non-resident shareholders who qualify for such a dividend in terms of the New Zealand Income Tax Act 2004. Supplementary dividends are authorised and paid at the same time as ordinary dividends. The amount of the supplementary dividend will be determined in accordance with the applicable provisions of the New Zealand Income Tax Act.

If a dividend remains unclaimed for one year after having been authorised, the Board may invest or otherwise use that money for the benefit of Telecom until it is claimed. If a shareholder does not claim a dividend (or any other distribution or money payable to a shareholder or former shareholder in respect of shares or debt securities) within five years of it having been authorised, the Board may resolve that the dividend is forfeited for the benefit of Telecom. The Board must, however, annul the forfeiture and (subject to the solvency test) pay the dividend to any person who produces evidence of his or her entitlement.

Telecom operates a dividend reinvestment plan pursuant to which shareholders may elect to have the dividends to which they are entitled applied to purchase further ordinary shares at the prevailing market price (that is, no discount will be applied).

Distributions to ADR holders

Whenever the Depositary or the Custodian receives any cash dividend or other cash distribution on any deposited securities, the Depositary will, subject to the Depositary being able to convert any sums received in foreign currency into US dollars, make such conversion and distribute the amount received (net of (a) the applicable fees, charges and expenses incurred by the Depositary and (b) taxes withheld) to ADR holders in proportion to the number of ADSs held as at the relevant record date. The Depositary is not required to distribute fractional amounts which shall be rounded to the nearest whole cent and distributed in cash to ADR holders.

If any distribution is in the form of a dividend or free distribution of shares, the Depositary may, at Telecom’s request, distribute to ADR holders additional ADRs representing the amount of such shares proportionate to the number of ADRs held. Any such distribution is subject to the terms of the Deposit Agreement as to the deposit and issuance of ADSs, including the withholding of any tax or other governmental charge and the payment of fees to the Depositary. In lieu of issuing ADRs for fractional ADSs, the Depositary shall sell the amount of shares represented by the aggregate of such fractions and distribute the net proceeds as in the case of a distribution received in cash. If ADRs are not so distributed each ADS will represent the additional shares distributed.

If Telecom offers ADR holders any rights to subscribe for additional shares (or any other rights) the Depositary shall have discretion as to the procedure for making such rights available to, or disposing of such rights on behalf of, ADR holders and making the net proceeds available to them; otherwise the rights will lapse. The Depositary may, if instructed by Telecom, distribute to ADR holders warrants or other instruments in such form as it deems appropriate, in proportion to the number of ADSs held by such ADR holder. If the Depositary determines that it is not lawful or feasible to make such rights available to certain ADR holders, it will use its reasonable efforts to sell the rights, warrants or other instruments in proportion to the number of ADSs held by such ADR holders, and allocate the net proceeds of such sales (net of the Depositary’s fees and all taxes and governmental charges) for the account of such ADR holders, upon an averaged or other practical basis, without regard to any distinction between such ADR holders.

If Telecom or the Depositary is required to withhold any cash dividend or other cash distribution in respect of any deposited securities on account of taxes, duties or other governmental charges, the amount distributed to holders of ADSs representing those deposited securities, shall be reduced accordingly.

The Depositary currently offers a service under which ADS holders can elect to have their distributions reinvested. Telecom is not involved in the operation of this service. There can be no assurance that ADR holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

Calling shareholder meetings

The Constitution requires the directors to call an annual meeting of shareholders at least once in every calendar year (and not later than 15 months after the previous annual meeting or six months after Telecom’s balance date), and they may call a special meeting at any time. The directors must call a special meeting of shareholders if shareholders holding shares carrying not less than 5% of voting rights entitled to be exercised on an issue request a special meeting in writing.

The Constitution requires that written notice of the time and place of a meeting of shareholders be sent to every shareholder on the share register entitled to receive notice of the meeting (and every director and auditor of Telecom) not less than 10 working days before the meeting. Notice can be delivered, posted, faxed or sent electronically. The Constitution provides that equity security holders of all classes are entitled to attend meetings of shareholders and to receive notices, reports and financial statements issued generally to holders of securities carrying votes.

If the shareholder is an overseas company the Constitution provides that the notice can be delivered or sent to a director who is resident in New Zealand, a New Zealand resident authorised to accept delivery or an employee at the shareholder’s principal place of business in New Zealand.

If a shareholder does not live in New Zealand and has not given Telecom a New Zealand address to send notices to, notices will be posted to the holder at an overseas address (if known). If a notice is sent by post to an overseas address, it is deemed to have been received 24 hours after being posted.

Notice may be given to joint shareholders by giving the notice to the joint holder first named in the register in respect of those shares. The vote of the person named in the share register and voting on a matter must be accepted to the exclusion of the other joint holders.

The Kiwi Shareholder is also entitled to receive notice of and attend any meeting of shareholders or any meeting of any class of shareholders, and to speak on any matter relating to rights attaching to the Kiwi Share, but the Kiwi Shareholder does not carry a right to vote (or any other rights) at any such meeting.

The Constitution sets out the requirements of any notice of meeting, however, any irregularity can be waived if all the shareholders entitled to attend and vote at the meeting attend the meeting without protest as to the irregularity or if all such shareholders agree to the irregularity. In addition, if Telecom accidentally omits to give notice of a meeting to any person entitled to that notice, the meeting is still valid.

A proxy form must be included with every notice of meeting of shareholders.

A meeting of shareholders may be held either by the physical meeting of shareholders constituting a quorum, or by means of an audio (or audio and visual) communication by which all shareholders can simultaneously hear each other throughout the meeting.

The quorum for a meeting of shareholders is two or more shareholders having the right to vote at the meeting, and no business can be transacted unless a quorum is present. If no quorum is present within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to the same day in the following week at the same time and place, or to such other day, time, and place as the directors may appoint. If at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the shareholders present will constitute a quorum.

If a quorum is not present within 30 minutes after the time appointed for the meeting convened on the written request of shareholders holding shares together carrying at least 5% of the voting rights entitled to be exercised, the meeting will be dissolved automatically.

The Constitution provides that, if present, the Chairman of the Board, who is currently Mr Wayne Boyd, will chair the meeting.

Notice of meeting for ADRs

Upon the Depositary’s receipt from Telecom of notice of the annual meeting of Telecom’s shareholders, the Depositary will mail to ADR holders a notice which it has prepared and Telecom has approved, and fix the record date (the date on which ADR voting entitlements are determined). The notice mailed to ADR holders must contain:

•	such information as is contained in the notice of meeting;

•

a statement that at the close of business on the record date, subject to any applicable law and Telecom’s Constitution, the holder of the ADRs is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares represented by the ADRs and to demand a poll and a brief statement as to the manner in which instructions may be given; and

•	a statement that if a poll is called and no instructions as to voting are received by the Depositary then the Depositary will not vote.

Voting rights

Each shareholder present at a meeting in person or by proxy is entitled to one vote on a vote by voices or show of hands, and to one vote per share on a poll on any resolution.

The Constitution also allows the Board to set the record date for determining who may vote and what shares may be voted at a meeting of shareholders. Such record date may be as late as 5 p.m. on the day before such meeting.

Where two or more persons are registered as the holders of a share, the vote of the person named first in the share register and voting on a matter must be accepted to the exclusion of the votes of the other joint holders.

A shareholder is not entitled to vote at any meeting of shareholders (other than at a meeting of an interest group to which that shareholder belongs) unless all sums due to Telecom by that shareholder in respect of any share registered in that shareholder’s name have been paid. At the date of this Report Telecom did not have any shares in respect of which sums remained unpaid.

Shareholders must vote on a show of hands or by voice vote unless a poll is called. A poll may be demanded by:

•	the Chairman;

•	at least five shareholders having the right to vote at the meeting;

•	a shareholder or shareholders having the right to exercise at least 10% of the total votes entitled to be exercised on the business to be transacted at the meeting; and

•

a shareholder or shareholders holding shares that confer a right to vote at the meeting and on which the total amount paid up is at least 10% of the total amount paid up on all the shares that confer that right.

On a poll a shareholder entitled to more than one vote need not cast all the votes it, he or she has in the same way.

A shareholder may exercise the right to vote in person or by proxy or (if the person is a body corporate) by representative.

Voting rights on director appointments

The shareholders may, by ordinary resolution, appoint by separate resolutions persons who are not disqualified either to fill a casual vacancy, or subject to the maximum number of directors not being reached, to act as an additional director. The provisions relating to director retirement are set out under “Item 6 – Director Retirement” and above under “Directors – Retirement of directors”.

When are resolutions required?

Under the Constitution matters which shareholders are required to vote on include:

•	adopting or altering the Constitution;

•	approving a major transaction;

•	approving an amalgamation under the Companies Act; and

•	liquidating Telecom.

In addition, under the NZSX Listing Rules, the Companies Act and the ASX Listing Rules, shareholder approval is required for:

•	material transactions (other than employment agreements and transactions with a value of less than NZ$250,000) where a related party is or is likely to become a direct or indirect party;

•

the acquisition or disposition of substantial assets from or to a related party, a non-wholly owned subsidiary, shareholders holding at least 10% of Telecom’s shares, associates of such persons or persons whose approval ASX considers is required;

•	certain share issues, including issues of shares to related parties;

•	issues of securities to directors under Telecom’s employee incentive schemes;

•	certain issues of options and certain changes to option terms;

•	certain reorganisations of convertible securities;

•	cancellation of forfeited shares;

•	termination benefits payable or potentially payable to Telecom’s officers with a value exceeding 5% of Telecom’s equity interests; and

•	significant changes to the nature and scale of Telecom’s activities, including the disposal of Telecom’s main undertaking.

Limitations on voting

A director who is also a shareholder and any associated person of that director are prohibited from voting in favour of resolutions where the resolution is required by the NZSX Listing Rules to:

•	authorise a retirement payment to that director;

•	authorise remuneration to be paid to that director in his/her capacity as a director of Telecom or a Telecom subsidiary;

•	authorise a non pro-rata non renounceable rights issue of equity securities;

•	authorise a non pro-rata issue of equity securities to unspecified persons (where the director is not excluded from participating); and

•	authorise that director to participate in an employee share scheme.

A shareholder and any associated person are prohibited from voting in favour of resolutions where the resolution is required by the NZSX Listing Rules to:

•	authorise a non pro-rata issue of securities to the shareholder;

•	approve a non pro-rata non renounceable rights issue of equity securities where the shareholder is an associated person of Telecom;

•	ratify an issue of securities made to or acquired by the shareholder;

•	authorise an issue, acquisition or redemption of securities which is significantly likely to enable a shareholder to materially increase its ability to exercise the effective control of Telecom;

•	authorise a non pro-rata cancellation, reduction or deferral of an obligation to pay any amount on any equity securities where the shareholder will benefit; and

•	authorise a material transaction with a related party, where the shareholder is a party or beneficiary to the material transaction which is the subject of the resolution.

A shareholder’s vote on a resolution is to be disregarded if the resolution is required by the ASX Listing Rules to approve:

• an issue of securities in which the shareholder may participate which:

•	are options and confer the right to participate in a new issue of securities without exercising the option;

•	are options and include a right to a change in exercise price or a change to the number of underlying securities over which it can be exercised;

•	are equity securities exceeding 15% (adjusted in accordance with the ASX Listing Rules) of Telecom’s share capital (the “15% rule”);

•	will be issued to the shareholder as a director under an employee share incentive scheme as an exception to the 15% rule;

•	will be excluded from the calculations for the purpose of the 15% rule;

•	is to a related party of Telecom or to a person who, in ASX’s opinion, is such that approval should be obtained;

•	in respect of an option held by a shareholder:

•	the cancellation of the option for consideration;

•	a non-prohibited change to option terms;

•	the cancellation of forfeited shares held by the shareholder, or the release of liability for an amount called but unpaid in respect of such shares;

• where the shareholder is a party to or may obtain a benefit from the transaction:

•

the acquisition or disposition of a substantial asset from or to a related party, a non-wholly owned subsidiary, shareholders holding more than 10% of Telecom’s shares, an associate of any of those persons, or a person, who in ASX’s opinion, is such that the transaction requires approval;

•	the issue or exercise (where the issue price and exercise price together exceed 5% of equity interests) of an option as consideration for a transaction described above;

•	a transaction in respect of which Telecom has been required by ASX to take corrective action involving the acquisition or disposition of a substantial asset in the circumstances described above;

•

the disposal of Telecom’s main undertaking or a significant change to the nature or scale of Telecom’s activities, except where the benefit is derived solely in the capacity as an ordinary shareholder;

•

the disposal of a major asset of Telecom, where Telecom is aware that the person acquiring the asset intends to issue or offer securities with a view to becoming listed, without the asset first being offered pro-rata to Telecom shareholders;

•	where the shareholder is a director, a director’s associate or a person whose relationship with whom is such that, in the ASX’s opinion, the following transaction requires approval:

•	the issue of securities under an employee incentive scheme by the director, or associate or other person;

•	where the shareholder is a director, an increase in the total amount of directors’ fees (other than the salary of an executive director);

•	where the shareholder is an officer:

•	termination benefits to which the officer will become entitled where the total value of the benefits payable to all officers exceed 5% of Telecom’s equity interests.

In addition, a shareholder who is associated with a person described in the paragraphs above or a person, whose votes in ASX’s opinion, should be disregarded, may not vote on the resolution described in the relevant paragraph above.

Under the NZSX and ASX Listing Rules a shareholder who is disqualified from voting can act as a proxy for non-disqualified persons so long as that shareholder votes in accordance with the directions on the proxy form. If the resolution is required by the ASX Listing Rules and the Chairman is disqualified from voting but is appointed proxy by a non-disqualified shareholder he or she may act as proxy so long as the acknowledgement required by the ASX Listing Rules is provided by the non-disqualified shareholder.

Disenfranchisement

If the Board (or the New Zealand Government, which is the holder of the Kiwi Share, after consultation with the Board) determines that there are reasonable grounds for believing that a person has a Relevant Interest (as defined in the Constitution and described under the heading “Limitations on shareholdings” below) in voting shares in excess of the limitations described below (Affected Shares) under the heading “Limitations on Shareholdings”, the Board (or the holder of the Kiwi Share if the Board fails to act in a manner that remedies the basis of the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chair). The shareholder may still attend and speak at the meeting.

See “Limitations on Shareholdings” below for more information in relation to Affected Shares.

ADR holders’ voting rights

The holders of ADRs at the close of business on the record date are entitled, subject to the terms of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights pertaining to the ADR holder’s ADSs. The Depositary will endeavour to vote the shares so represented in accordance with such instructions. The Depositary will not vote the shares so represented unless it has received instructions from the relevant ADR holder. The Depositary may only vote shares in the event of a poll.

The Depositary will demand a poll only if specifically instructed by at least five ADR holders or by holders of ADRs evidencing ADSs which:

•	represent not less than 10% of the total voting rights capable of being cast at such meeting; and

•

which confer a right to vote at such meeting and on which the aggregate sum paid to Telecom represents not less than 10% of the total sum paid to Telecom on all shares which confer a right to vote at such meeting.

The Deposit Agreement does not provide ADR holders the right to cause the Depositary to request a meeting of shareholders.

See “Limitations on Shareholdings” below in relation to the circumstances where ADR holders could be disenfranchised. Also see “Alteration of rights” below in relation to other circumstances in which a holder may be disenfranchised.

Limitations on Shareholdings

The Constitution provides that:

•

no person may have a Relevant Interest in 10% or more of Telecom’s voting shares without, and except in accordance with the terms of, the prior written approvals of the Board and the New Zealand Government which is the holder of the Kiwi Share; and

•

no person who is not a New Zealand national may have a Relevant Interest in more than 49.9% of Telecom’s voting shares without, and except in accordance with the terms of, the prior written approval of the New Zealand Government, which is the holder of the Kiwi Share.

The term “Relevant Interest” is broadly defined to include beneficial ownership, the power to vote or control the vote attached to voting shares, the power to acquire or dispose of or control the acquisition or disposition of voting shares, and an interest pursuant to any agreement or arrangement under which any of the foregoing rights arise, whether express, implied, direct, indirect, actual, contingent, present, future, shared with others, legally enforceable or not, which is held directly or by a related body corporate. The term excludes certain limited interests arising from particular financial, custodial, trading and similar relationships.

The Board may force the sale of Affected Shares (see “Disenfranchisement” above for a description of Affected Shares). The Board may also decline to register a transfer of shares (other than a class transfer) if it reasonably believes that the transfer would breach the shareholding limitation restrictions. Each holder of ADRs is also subject to the provisions of the Constitution restricting ownership of shares. The Board and/or the holder of the Kiwi Share may enforce these provisions of the Constitution against the Depositary or the Custodian as the registered holders of shares relating to the ADRs that have been issued.

The NZSX Listing Rules also require a shareholders’ resolution before Telecom can issue, acquire, or redeem securities where it is significantly likely that after such a transaction a shareholder who holds 1% or more of Telecom’s voting securities will materially increase its ability to exercise effective control of Telecom.

Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Act and Regulations. The High Court of New Zealand can order the disposal of shares acquired in contravention of the Overseas Investment Act. The Overseas Investment Act requires that an overseas person obtains consent from the Overseas Investment Office before they enter into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are acquisitions which result in the overseas person or an associate of an overseas person:

•

acquiring a beneficial entitlement to or interest in 25% or more of the outstanding shares or interests, or the right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting;

•	increasing its entitlements, interests or rights beyond 25%; and

•	being able to appoint or control the appointment of 25% or more of the Board.

There are limited exceptions to these requirements.

An overseas person is a company or body corporate incorporated outside New Zealand, subsidiaries of an overseas person (as defined by the Overseas Investment Act), any company or body corporate the shares or voting power of which is held 25% or more by an overseas person or persons or the overseas person or persons have the power to control the appointment of 25% or more of the Board, a person who is not a New Zealand citizen and not ordinarily resident in New Zealand (as defined in the Overseas Investment Act), and also certain partnerships, unincorporated joint ventures, other unincorporated bodies, trusts and unit trusts that are deemed to be overseas persons as defined in the Overseas Investment Act.

Consequences of “limitations on shareholdings” for ADR holders

Each ADR holder (including a holder with a Relevant Interest in ADRs) acknowledges that it is bound by, and that no person shall have a Relevant Interest (as defined in the Constitution and described under the heading “Limitations on Shareholdings” above), which exceeds the limits in the Constitution.

The Board and/or the holder of the Kiwi Share (which is the New Zealand Government) may under the Constitution enforce the Constitution’s limitations on share ownership against the Custodian or Depositary or any of their respective nominees (including without limitation causing the withdrawal of the right of the Depositary or the Custodian or any of their respective nominees to vote Affected Shares, or causing a sale of all or part of the Affected Shares).

Where the Depositary, the Custodian or their nominee receives a notice from the Board or the Kiwi Shareholder that a beneficial holder of a relevant interest in ADRs holds Affected Shares, the Depositary must notify the beneficial holder that it must immediately take all such steps as may be required to become the registered holder of the ADRs representing the Affected Shares on the books of the Depositary. The Depositary must also deny the voting instruction rights attaching to any ADR representing Affected Shares to the extent the Depositary is denied voting rights as notified in the notice received from the Board or Kiwi Shareholder.

Under the Constitution, the Board and Kiwi Shareholder may sell Affected Shares for the account of the registered holder. If any Affected Shares represented by ADRs are sold by the Board or Kiwi Shareholder, those ADRs shall thereafter represent only the right to receive any cash received by the Depositary arising from the sale, less the fees of the Depositary for cancellation of the ADRs and any expenses incurred or paid by the Depositary in distributing such cash and unsold shares to the holder of the ADRs. Immediately upon receiving notice from the Depositary that the Affected Shares have been sold, the beneficial holder must surrender the relevant ADRs for cancellation and, if applicable, issue a new ADR.

Mergers and Acquisitions

The New Zealand Takeovers Code Approval Order 2000 (Takeovers Code) limits the holding or control of shares. The “fundamental rule” of the Takeovers Code prohibits a person from becoming the holder or controller of an increased percentage of voting rights in Telecom if the holder and its “associates” (which is very widely defined in the Takeovers Code) would afterwards control more than 20% of the voting rights, unless the increase fits within one of the exceptions to the fundamental rule or the Takeovers Panel (established under the Takeovers Act 1993) grants an exemption. A person who already holds or controls more than 20% of such voting rights cannot increase that level of voting rights except in compliance with the Takeovers Code or through an exemption.

The exceptions to the fundamental rule are:

•	a full offer for all of Telecom’s voting securities and non-voting equity securities;

•

a partial offer (for less than 100%) to all holders of Telecom’s voting securities for a specific percentage of the voting securities. If the offeror already holds or controls 50% or less, the offer must be for securities which will result in the offeror holding or controlling more than 50% of the voting rights. A partial offer can be made for a lesser percentage if a written shareholder approval procedure is followed and is successful;

•	an acquisition or allotment approved by a resolution of shareholders (persons acquiring and disposing of the securities and their associates may not vote on the proposal);

•

an acquisition by a person who holds or controls more than 50% but less than 90% of the voting rights of up to 5% of the total voting rights in any 12-month period. No such ability to increase applies to persons holding between 20% and 50%;

•

no restrictions apply to a person holding or controlling 90% or more of the voting rights. Above the 90% threshold the person may compulsorily acquire the remaining securities, and each remaining holder may require the person to acquire the remaining holder’s securities; and

•	an offer made pursuant to an exemption granted by the Takeovers Panel.

The term “associate” is very widely defined. A person is an “associate” of another person if (i) the persons are acting jointly or in concert (ii) the first person acts, or is accustomed to act, in accordance with the wishes of the other person (iii) the persons are related companies (iv) the persons have a business relationship, personal relationship or an ownership relationship such that they should, under the circumstances, be regarded as associates (v) the first person is an associate of a third person who is an associate of the other person and the nature of the relationships between any of those persons is such that under the circumstances, the first person should be regarded as an associate of the other person. A director of a company or other body corporate is not an associate of that company or body corporate merely because he or she is a director of that company or body corporate.

The Takeovers Code contains detailed requirements for partial offers and full offers, and other features which include:

•	detailed disclosure requirements for both the offeror and Telecom’s Board specifying the contents of the offeror’s takeover notice and Telecom’s statement in response;

•	an offer must be on the same terms and conditions, including the same consideration, to all holders of securities of the same class;

•	a requirement for directors to obtain a report on the merits of an offer from an advisor whom the Takeovers Panel considers is independent and has approved;

•

the offer must be open between 30 and 90 days, although a full offer can be extended by up to a further 60 days if it is not conditional on a minimum level of acceptance or minimum acceptance conditions have been satisfied;

•

where the offeror holds or controls less than 50% of the voting securities, the offer must be conditional on receiving acceptances which will bring total voting rights that the offeror holds above the 50% threshold, unless it is a partial offer and shareholder approval for a lesser percentage is obtained;

•

although an offer can be conditional, the conditions cannot depend on the judgement of the offeror or any of their associates or be within the power or control of the offeror or any of their associates;

•

offers may be varied to increase the consideration or add a cash component to the consideration. If the offer is varied the variation must apply to all offerees whether or not they have already accepted; and

•	restrictions, except in limited circumstances, on any tactics by directors which might “frustrate” an offer.

If the Takeovers Code is breached, the Takeovers Panel has a limited power to make restraining orders on any terms and conditions the Takeovers Panel thinks fit, preventing an acquisition or suspending the right to vote securities acquired in breach of the Takeovers Code. Under the Takeovers Amendment Act 2006, the Takeovers Panel’s power has been extended to enable the Takeovers Panel to also make permanent compliance orders, aimed at preventing misleading conduct. The High Court of New Zealand has wider remedial powers in the event of a contravention of the Takeovers Code, including the power to grant orders restraining conduct, directing the sale of securities or controlling the exercise of voting rights, and also the power to impose financial penalties. In addition, pursuant to the Takeovers Amendment Act 2006, the Court now also has the power to make compensatory orders, orders banning management and orders preserving the assets of a person in respect of whom an investigation is being carried out by the Panel. The Takeovers Panel and the Court cannot compel the party in breach to make a full takeover offer.

Disclosure of Shareholder Ownership

Securities Markets Act 1988

Under the New Zealand Securities Markets Act persons who hold relevant interests in 5% or more of Telecom’s voting securities (including persons who hold such an interest through the holding of ADRs) are required to notify Telecom and NZX of their interests in writing and in a prescribed form, on commencing to have such an interest, ceasing to have such an interest and changes of 1% in their interest or of changes to the nature of their interest. The term “Relevant Interest” is broadly defined by the Securities Markets Act, as described under the heading “Limitations on Shareholdings” above. Relevant Interests held by related companies are aggregated. Telecom must inform ASX on receipt of such notices.

Depositary agreement

Each beneficial holder shall provide information requested by Telecom, the Board or the Kiwi Shareholder, pursuant to New Zealand law, the Constitution, the NZSX Listing Rules and the requirements of any other stock exchange on which Telecom shares are listed. This information may include the capacity in which ADRs or shares are owned or held, the identity, address, and nature and extent of interest of such holder and such other information that is likely to assist in identifying holders of a “Relevant Interest” and the nature of that interest.

On such information being requested, an ADR holder must inform the Depositary in writing of all relevant information, and the Depositary will, unless otherwise instructed by Telecom, forthwith pass on such information to Telecom.

Ownership limits

The ASX Listing Rules require Telecom to immediately inform ASX if Telecom becomes aware of 1% changes in holdings, of persons whose holding (prior to the change) was within 5% of a shareholding limit imposed by New Zealand law or Telecom’s Constitution, and when any shareholder ceases to have a shareholding within 5% of those limits.

Telecom must also inform ASX of the action Telecom will take to divest the securities which cause the shareholding limit imposed by either New Zealand law or Telecom’s Constitution to be exceeded (see “Limitations on Shareholdings” above).

MATERIAL CONTRACTS

Not applicable.

EXCHANGE CONTROLS

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See “United States Taxation – Dividends”, for a description of the taxation on dividend returns to shareholders. Interest payments to non-resident holders of debt securities are subject to Non Resident Withholding Tax (NRWT), however, issuers may instead seek approval to pay an Approved Issuer Levy (AIL), representing 2% of the interest payments.

TAXATION

The following summary is based on tax laws of the United States and New Zealand in effect on the date of this Report, and is subject to changes in United States or New Zealand law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than the United States or New Zealand.

This summary does not describe United States federal estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADSs or shares who are subject to taxing jurisdictions other than, or in addition to the United States and New Zealand, and does not address all possible categories of United States holders, some of which (such as tax-exempt entities, insurance companies, securities dealers, holders who hold ADSs or shares as part of a hedging, straddle or conversion transaction, holders of 10% or more of the total combined voting power of Telecom shares) may be subject to special rules.

This summary contains a description of the principal United States federal and New Zealand tax consequences of the purchase, ownership and disposition of ADSs or shares by a “United States holder” only (as separately defined in “United States Taxation” and “New Zealand Taxation” below).

United States Taxation

As used in this section “United States Taxation”, the term “United States holder” means a beneficial owner of ADSs or shares that is (i) an individual citizen or resident of the United States (ii) a corporation or other entity taxable as a corporation organised under the laws of the United States or any state therein (iii) an estate the income of which is subject to United States federal income tax without regard to its source (iv) a trust if a United States Court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or, if the trust was in existence on 20 August 1996 and has elected to be treated as a United States person. This discussion assumes that United States holders hold ADSs or shares as capital assets.

If an entity that is classified as a partnership for United States federal tax purposes holds ADSs, the United States federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for United States tax purposes and persons holding ADSs through such entities should consult their tax advisors.

For United States federal income tax purposes holders of ADSs will be treated as owners of the underlying shares represented by the ADSs.

Dividends

For United States federal income tax purposes the gross amount of all dividends paid (without reduction for New Zealand withholding tax) with respect to ADSs or shares out of current or accumulated earnings and profits as determined under United States federal income tax principles (E&P) to a United States holder, will be treated as foreign source ordinary income to such holder. See “New Zealand Taxation – Dividends”. Dividends paid to non-corporate United States holders after 31 December 2002 and before 1 January 2011 that constitute qualified dividend income will be taxable at a maximum rate of 15%, provided that the ADSs or shares are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, and meet other holding period requirements. Telecom believes dividends that Telecom pays with respect to ADSs or shares generally will be qualified dividend income. United States corporations that hold ADSs or shares will generally not be entitled to the “dividends received deduction” generally available for dividends received from United States corporations (and certain non-United States corporations). To the extent a distribution exceeds E&P it will be treated first as a return of the holder’s basis to the extent thereof, and then as a gain from the sale of a capital asset.

A distribution of shares by Telecom to its shareholders made as part of a pro-rata distribution to all shareholders of Telecom generally will not be treated as a taxable dividend to United States holders.

For United States federal income tax purposes the amount of any distribution paid in NZ dollars will be the US dollar value of the NZ dollars at the spot currency exchange rate in effect on the date of receipt of the distribution by the United States holder or by the Trustee, whether or not the NZ dollars are in fact converted into US dollars at that time. No additional currency exchange gain or loss will be recognised by a United States holder if the NZ dollars received are converted into US dollars on the date received at that spot rate. Currency gain or loss, if any, realised on the disposition of NZ dollars generally will be a foreign currency gain or loss, which is United States source, ordinary income or loss.

The withholding tax imposed by New Zealand is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the US dollar equivalent of the withholding tax paid (i) for cash basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates (or at the conversion rate in effect on the day the withholding tax is paid if the accrual basis taxpayer makes such an election). Therefore, the holder will generally be entitled to treat the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended).

The Internal Revenue Code imposes a number of limitations on the use of foreign tax credits. In general, foreign tax credits are limited to the same proportion of the United States tax against which such credit is taken, which the taxpayer’s net taxable income from the sources outside of the United States (foreign source income) bears to the taxpayer’s entire net taxable income for the taxable year. This foreign tax credit limitation must be computed separately for specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. The rules governing the foreign tax credit are complex. The availability of the foreign tax credit and the application of the limitations on the credit are fact-specific and investors should consult their own tax advisors regarding their individual circumstances.

Capital gains and losses

A United States holder will recognise capital gain or loss on the sale or other disposition of ADSs or shares in an amount equal to the difference between the holder’s basis in the ADSs or shares and the amount realised upon their disposition, which gain or loss will be long-term if the ADSs or shares have been held for more than one year. Capital losses are generally deductible only against capital gains and not against ordinary income.

Capital gain recognised by a United States holder on the sale or other disposition of ADSs or shares will be United States source gain. Losses from the sale of ADSs or shares will generally be sourced in the same manner as gains from the sale of such ADSs or shares. However, United States Treasury Regulations include a dividend recapture rule, and other exceptions may apply. Investors are encouraged to consult their tax advisors regarding the proper treatment of such losses.

Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a United States holder, will not result in recognition of gain or loss for United States federal income tax purposes.

Backup withholding and information reporting

Information reporting generally will apply to payments of dividends on, and proceeds from the sale or redemption of, ADSs or shares made within the United States to a United States holder of ADSs or shares (other than an exempt recipient, including a corporation and certain other persons). Backup withholding, at a rate of 28%, may apply to those amounts if a United States holder (other than an exempt recipient) fails to provide an accurate tax identification number or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of backup withholding imposed on a payment to a United States holder will be allowed as a credit against the holder’s United States federal income tax liability.

New Zealand taxation

As used in this section “New Zealand Taxation” the term “United States holder” means a beneficial owner of ADSs or shares that (i) is resident in the United States for tax purposes and is accepted as such by the New Zealand taxing authorities (ii) is not also resident in New Zealand for New Zealand tax purposes (iii) does not hold ADSs or shares in connection with any permanent establishment or fixed base in New Zealand.

Dividends

New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand corporation to a non-resident shareholder. However, to the extent to which dividends have maximum imputation credits attached (see further below) the rate of withholding is 15%. Also reduced rates (generally 15% at the maximum rate allowed) apply to non-resident shareholders who are entitled to the benefits of an income tax treaty.

Pursuant to the tax treaty between New Zealand and the United States, United States holders will be subject to a maximum New Zealand withholding tax of 15% of the gross amount of all cash dividends paid by Telecom.

New Zealand operates a full imputation system of corporate taxation. Under the imputation system New Zealand tax paid by Telecom gives rise to credits (known as imputation credits) which can be attached to its dividends and used by a shareholder, who is treated as a resident for New Zealand tax purposes, to offset such holder’s New Zealand income tax liability on those dividends. A United States holder cannot directly credit these imputation credits against such holder’s withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends paid to a United States holder can be reduced under the New Zealand Foreign Investor Tax Credit (FITC regime).

Under the FITC regime Telecom can obtain a tax credit based on the amount of imputation credits attached to dividends paid to non-New Zealand tax residents. This tax credit reduces Telecom’s tax liability, providing it with cash to make a supplementary dividend distribution to non-New Zealand tax residents, which is in addition to the ordinary dividend. Provided that the cash dividend has imputation credits attached at the maximum rate allowed, the overall effect is that a non-New Zealand tax resident generally receives an aggregate after New Zealand tax cash dividend equating to the amount that would have been received if the withholding tax had not been imposed. To the extent imputation credits are attached at less than the maximum rate allowed, the level of supplementary dividend is reduced and thus the level of aggregate cash dividend is reduced.

In some cases certain forms of non-New Zealand sourced income derived by Telecom and distributed to United States holders will be subject to total New Zealand tax at an effective rate of 15%. The benefit of the lower effective tax rate in respect of such income can be delivered to a United States holder by payment of an additional dividend equating to any conduit tax relief credit allocated by Telecom to the United States holder. Telecom does not currently have a significant amount of conduit tax relief credits.

Stock dividends (also known as “bonus issues” for New Zealand tax purposes) made by Telecom will be categorised under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly speaking, taxable bonus issues arise where Telecom allows a shareholder to choose between the receipt of cash and the receipt of shares (where the shareholder takes the shares) or when Telecom issues shares and elects to treat the issue as a taxable bonus issue. In general, any distribution by Telecom on or in respect of its shares, other than a non-taxable bonus issue, will be considered a dividend for New Zealand tax purposes. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues (as well as other non-cash dividends) made to a United States holder are subject to New Zealand withholding tax at the rate of zero percent to the extent that imputation credits are attached to the dividend at the maximum rate allowable. With respect to any remaining portion, New Zealand withholding tax will be payable by Telecom. Non-taxable bonus issues are not treated for New Zealand tax purposes as dividends, and the New Zealand withholding tax does not apply to them.

Share repurchases and cancellations by Telecom are subject to a regime which treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of available subscribed capital in Telecom. Available subscribed capital is essentially the amount paid to Telecom in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. If the amount paid on cancellation or redemption is less than the amount of Telecom’s available subscribed capital, the payment is generally not treated as a dividend. However, where shares are repurchased off-market and aggregate payments to shareholders are less than 10% of the market value of all shares in Telecom, or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated entirely as dividends. Where Telecom repurchases shares on-market, amounts received by shareholders are not dividends in the shareholders’ hands. However, to the extent the payments for on-market repurchases exceed the available subscribed capital, tax is effectively required to be paid by Telecom on that excess amount.

Capital gains

Under the tax treaty between New Zealand and the United States a United States holder who does not have, and has not had, a permanent establishment or fixed base in New Zealand, will not be subject to New Zealand tax on any gain on a sale of ADSs or shares. However, the tax treaty does not prevent New Zealand from taxing profits on sales of ADSs or shares held by a United States person where the profits or gains are attributable to a permanent establishment or fixed base available, or previously available, to such person in New Zealand. Although New Zealand does not have a capital gains tax as such, certain profits on share sales are taxed under New Zealand income tax rules (for example, where shares are acquired for the dominant purpose of resale, or by a securities dealer).

Other taxes

Ordinarily, interest paid to non-residents is subject to NRWT at either the domestic rate of 15% or a reduced rate under any applicable double tax agreement. However, an issuer of a debt instrument to a non associated non-resident lender may apply to have the instrument registered and the interest made subject to AIL. AIL is a withholding equal to 2% of the interest payments.

No stamp duty is payable in New Zealand on transfers of the shares and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. New Zealand Goods and Services Tax does not apply to share issues or transfers.

New Zealand gift duty will apply in respect of any gift by a United States holder of ADSs or shares where that gift and any other gift by the United States holder of property situated in New Zealand within 12 months before or after that first mentioned gift exceed in aggregate value NZ$27,000. For this purpose ADSs and shares are treated as property situated in New Zealand. Certain limited exemptions and reliefs exist. Gift duty applies at 5% on the excess amount of gifts over NZ$27,000 and rises on a graduated scale to a maximum rate of 25% on the excess amount of gifts over NZ$72,000.

Provisional tax

Companies pay New Zealand tax on a provisional basis in three instalments at four-month intervals during each income year. They may pay further tax or receive a refund of tax depending on their final tax liability determined in their tax return for that income year. Imputation credits arising from payments of tax are recorded as credits in an account called an imputation credit account at the time the tax is paid.

Continuity of ownership requirement

Telecom must satisfy continuity of ownership requirements to retain its imputation credits. To this end it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (i.e. pays a tax instalment) to the date it attaches those imputation credits to dividends (i.e. the date of the payment of the dividend). Accordingly, imputation credits in Telecom’s imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

Ownership is measured by reference either to shareholders’ voting interests or, in certain circumstances, to both voting interests and the market value of interests held in a company. In some cases an attribution rule can apply to treat all less-than 10% non-associated shareholders in Telecom as a single notional person. When this attribution rule applies changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership.

Other credits

Telecom may from time to time have other tax credits that it is able to attach to dividends. Considerations similar to those applying to imputation credits will arise. However, in the context of a conduit tax relief credit, the continuity of ownership requirement focuses on changes in the relative level of New Zealand resident and non-New Zealand resident shareholders in Telecom. If the percentage of New Zealand resident shareholders increases by more than 34% since a conduit tax relief credit (which has not been attached to a dividend) was generated, that conduit tax relief credit is lost and an equivalent tax payment must be made by Telecom.

DOCUMENTS ON DISPLAY

Telecom files reports and other information with the Securities and Exchange Commission. You may read without charge and copy at prescribed rates any document filed at the public reference facilities of the SEC’s principal office at 450 Fifth Street, NW, Washington, D.C. 205490, United States of America. The SEC also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, foreign currency forwards, foreign currency options, foreign currency swaps and cross currency interest rate swaps to manage these exposures. Any gains or losses on these hedging financial instruments are generally offset by gains or losses on the underlying exposures being hedged. Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions, and the risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by the counterparts. Telecom does not have significant concentration of risk with any single party in any of its financial instruments.

Telecom does not hold any significant investments that would give rise to equity risk. The total carrying value of listed investments at 30 June 2007 was NZ$50 million.

INTEREST RATE RISK MANAGEMENT

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense and net earnings within policies approved by the Telecom Board.

Telecom has used cross currency interest rate swaps to convert foreign currency borrowings into floating rate New Zealand dollar and Australian dollar exposure. Interest rate swaps have been used to convert the majority of this floating rate exposure into fixed rate exposure. As a consequence, Telecom’s interest rate exposure is limited to New Zealand and Australian yield curves.

The following table provides a sensitivity analysis of the estimated fair values of long-term debt and related derivatives, assuming an instantaneous 100 basis point upward and downward parallel shift in New Zealand and Australian yield curves as at 30 June 2007, 2006 and 2005. The probability of this actually occurring in practice is not factored into the model. The selection of a 100 basis point shift is provided as an indicative measure of the sensitivity of Telecom’s debt and derivative portfolios to movements in interest rates.

The model used to make the disclosures contained in the table calculates the fair value of each financial instrument against a swap curve obtained from independent market participants, adjusted by an appropriate credit margin. There have been no material changes in the parameters of that model for the period ended 30 June 2007 and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

NZ$ billions	Fair value	Fair value assuming 100 basis point upward shift	Fair value assuming 100 basis point downward shift
As at 30 June 2007
Long-term debt and related derivatives (NZ yield curve exposure)	2.6	2.5	2.7
Long-term debt and related derivatives (Australian yield curve exposure)	0.5	0.5	0.5

Total	3.1	3.0	3.2

As at 30 June 2006
Long-term debt and related derivatives (NZ yield curve exposure)	3.2	3.1	3.4
Long-term debt and related derivatives (Australian yield curve exposure)	0.4	0.4	0.4

Total	3.6	3.5	3.8

As at 30 June 2005
Long-term debt and related derivatives (NZ yield curve exposure)	3.2	3.1	3.3
Long-term debt and related derivatives (Australian yield curve exposure)	0.6	0.6	0.6

Total	3.8	3.7	3.9

FOREIGN EXCHANGE RISK MANAGEMENT

Telecom’s primary objective in managing foreign exchange risk is to protect against the risk that the eventual NZ dollar net cash flows resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure will be adversely affected by changes in foreign currency exchange rates.

As at 30 June 2007, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,027 million to hedge long-term debt denominated in Sterling, US dollars and Japanese yen into New Zealand dollars. At 30 June 2007, Telecom had used cross currency interest rate swaps with a contract value of A$483 million (New Zealand dollar equivalent NZ$532 million) to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2006, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,060 million to hedge long-term debt denominated in Sterling, US dollars and Japanese yen into New Zealand dollars. At 30 June 2006, Telecom had used cross currency interest rate swaps with a contract value of A$483 million (New Zealand dollar equivalent NZ$591 million) to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2005, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,543 million to hedge long-term debt denominated in Sterling, US dollars and Japanese yen into New Zealand dollars. At 30 June 2005, Telecom had used cross currency interest rate swaps with a contract value of A$483 million (New Zealand dollar equivalent NZ$526 million) to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2007, Telecom had also used foreign currency forwards with contract values of NZ$610 million and foreign currency options with contract values of NZ$155 million. As at 30 June 2006, Telecom had foreign currency forwards with contract values of NZ$1,367 million and foreign currency options with contract values of NZ$98 million. As at 30 June 2005, Telecom had foreign currency forwards with contract values of NZ$1,329 million and foreign currency options with contract values of NZ$31 million.

Throughout the three year period, these foreign currency forwards and foreign currency options were to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments (mainly denominated in US dollars), fair value changes in foreign currency receivables and payables, and to hedge its net investments in foreign operations.

The following table provides a sensitivity analysis of the estimated fair values of foreign exchange contracts, broken down by hedge category assuming a 10% increase or decrease in the various exchange rates to which Telecom is exposed. The selection of a 10% increase or decrease is provided as an indicative measure of the sensitivity of Telecom’s derivative portfolio to movements in exchange rates.

The model used to make the disclosures contained in the table calculates the fair value of each financial instrument against an appropriate forward curve sourced from quoted market rates. There have been no material changes in the parameters of that model for the period ended 30 June 2007 and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

NZ$ millions	Fair value	Fair value assuming 10% increase	Fair value assuming 10% decrease
As at 30 June 2007
Foreign currency forward exchange contracts and options
Cash flow hedges of forecast transactions and firm commitments	(25)	(47)	(2)
Hedges of net investments in foreign operations	7	36	(29)

Total	(18)	(11)	(31)

As at 30 June 2006
Foreign currency forward exchange contracts and options
Cash flow hedges of forecast transactions and firm commitments	11	1	20
Fair value hedges of changes in foreign currency receivables and payables	2	(3)	7
Hedges of net investments in foreign operations	9	103	(106)

Total	22	101	(79)

As at 30 June 2005
Foreign currency forward exchange contracts
Cash flow hedges of forecast transactions and firm commitments	(2)	(20)	19
Fair value hedges of changes in foreign currency receivables and payables	(1)	(2)	1
Hedges of net investments in foreign operations	(1)	93	(114)

Total	(4)	71	(94)

The functional currency for substantially all of Telecom’s foreign operations is the local currency. The translation of the Balance Sheets and the Income Statements of these entities into NZ dollars results in translation adjustments, which are recorded in the foreign currency translation reserve. As at 30 June 2007, Telecom’s primary translation exposure was to the Australian dollar in respect of the Australian subsidiaries that hold the investments in the Australian Operations. This exposure is partially hedged, with gains or losses on the hedging contract also recorded in the foreign currency translation reserve, the impact of which is included in the table above.

EQUITY RISK

Telecom does not hold any significant investments that would give rise to equity risk. The total carrying value of listed investments at 30 June 2007 was NZ$50 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable for this period.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Telecom’s management, with the participation of Telecom’s acting Chief Executive Officer and Telecom’s Chief Financial Officer, evaluated the effectiveness of Telecom’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of 30 June 2007. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation and taking into account the foregoing, Telecom’s acting Chief Executive Officer and Telecom’s Chief Financial Officer concluded that, as of 30 June 2007, Telecom’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act is recorded, processed, summarised and reported on a timely basis, and are effective in ensuring that information required to be disclosed by Telecom in the reports it files or submits under the United States Securities Exchange Act is accumulated and communicated to Telecom’s management, including its principal financial and executive officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Telecom’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Telecom’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

Under the supervision and with the participation of Telecom’s acting Chief Executive Officer and Telecom’s Chief Financial Officer, Telecom’s management evaluated the effectiveness of Telecom’s internal control over financial reporting as of 30 June 2007 based upon the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

PowerTel, which Telecom acquired in May 2007, has been excluded from management’s assessment of internal control over financial reporting as of 30 June 2007. Total assets of $429 million and total revenues of $39 million included in Telecom’s consolidated financial statements as of and for the year ended 30 June 2007 are associated with PowerTel.

Based upon that evaluation, Telecom’s management has concluded that, as of 30 June 2007, Telecom’s internal control over financial reporting is effective.

KPMG, Telecom’s independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as a part of the audit, has issued a report on the effectiveness of Telecom’s internal control over financial reporting, which is attached to this document.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Telecom’s internal control over financial reporting (as this term is defined in Rule 13a-15(f) under the United States Securities Exchange Act) during the year ended 30 June 2007 that have materially affected, or are reasonably likely to materially affect, Telecom’s internal control over financial reporting.

Item 16. Reserved

Not applicable.

Item 16A. Audit Committee Financial Expert

Telecom’s Board determined at its August 2007 Board Meeting that the following member of its Audit and Risk Management Committee is an “audit committee financial expert”, as that term is defined in Item 16A(b) of the SEC’s Form 20-F:

•	Mr Horn.

The Board also determined at that time that Mr Boyd, Mr Tyler, Mr Spithill and Mr Horn are each “independent”, in accordance with the criteria contained in the Board Charter and the independence standards set out in Rule 10A-3 under the United States Securities Exchange Act (See “Item 6 – Directors, Senior Management and Employees”).

The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. A person who is deemed an “audit committee financial expert” is not deemed to be an expert for any other purpose, including for the purposes of section 11 of the United States Securities Exchange Act.

Item 16B. Code of Ethics

Telecom expects all its employees and directors to maintain the highest ethical standards. Telecom’s Code of Ethics establishes the framework by which Telecom employees (including the Chief Executive Officer and Chief Financial Officer) are expected to conduct their professional lives, by facilitating behaviour and decision-making that meets Telecom’s business goals and is also consistent with Telecom’s values, policies and legal obligations. The Code of Ethics is available to all Telecom employees via Telecom’s intranet site.

The Code of Ethics addresses:

•	conflicts of interest;

•	receipt of gifts;

•	corporate opportunities;

•	confidentiality;

•	expected behaviours (including fair dealing);

•	the proper use of Telecom’s assets and information, compliance with laws and Telecom’s policies;

•	delegated authority; and

•	reporting issues regarding breaches of the Code of Ethics, legal obligations or other Telecom’s policies.

Telecom also has a Directors’ Code of Ethics which addresses similar topics and establishes the behaviour expected of directors.

The Code of Ethics and Directors’ Code of Ethics, Board Charter, Market Disclosure Policy and other information relating to Telecom’s corporate governance practices are available on Telecom’s website at: www.telecom.co.nz/About Telecom/Governance.

Any amendment or waiver to the Code of Ethics and Directors’ Code of Ethics will be posted on Telecom’s website.

Copies of Telecom’s Code of Ethics, Directors’ Code of Ethics and Board Charter are also available free of charge on request to the Company Secretary, by emailing telecomboard@telecom.co.nz or calling +64-4-498 9059.

Item 16C. Principal Accountant Fees

KPMG were the principal auditors for the years ended 30 June 2007 and 30 June 2006.

	Telecom Group Year ended 30 June
	2007 $000	2006 $000
Fees paid to principal auditors:
Audit Fees	4,463	2,615
Audit-related Fees	533	1,023
Tax Fees	—	—
All Other Fees	—	—

Total fees paid to principal auditors	4,996	3,638

Audit-related fees relate to the audit of regulatory disclosures, such as the Telecom List of Charges and the TSO, as required by Telecommunications legislation. In the year ended 30 June 2006, audit-related fees also included preparatory work for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Audit fees increased significantly in the year ended 30 June 2007 due to the audit of internal controls over financial reporting.

EXTERNAL AUDIT INDEPENDENCE POLICY

Under Telecom’s External Audit Independence Policy the Audit and Risk Management Committee must pre-approve all audit and related assurance services provided by the Auditors. The Committee has delegated pre-approval authority to the Committee Chairman. All services approved by the Chairman are reported to the Audit and Risk Management Committee on a quarterly basis.

The Policy prohibits the Auditors from providing certain specified services and is designed to ensure that related assurance services provided by Telecom’s auditors are not perceived as conflicting with the independent role of the auditors.

The general principles to be applied in assessing related assurance services are as follows:

•

the external Auditors should not have any involvement in the production of financial information or preparation of financial statements such that they might be perceived as auditing their own work. This includes the provision of valuation services where such valuation forms an input into audited financial information;

•	the external Auditors should not perform any function of management, or be responsible for making management decisions;

•	the external Auditors should not be responsible for the design or implementation of financial information systems; and

•	the separation between internal and external audit should be maintained.

Aside from core audit services Telecom’s auditors may provide the following services, with prior approval from the Audit and Risk Management Committee:

•	other assurance services (for example, TSO certification, trust deed reporting);

•	accounting policy advice (including opinions on compliance with New Zealand, international and US GAAP);

•	listing advice; and

•	accounting/technical training.

However, it is not considered appropriate for Telecom’s auditors to provide:

•	book-keeping/other services related to accounting records or financial statements;

•	the design of financial information systems;

•	appraisal/valuation services/opinions as to fairness;

•	internal audit services;

•	structured finance advice;

•	due diligence services;

•	legal services (these are services that could only be provided by a person who is qualified in law);

•	tax planning, strategy and compliance services;

•	management functions;

•	broker/dealer/investment advisor/investment banking services;

•	services of an expert as an advocate;

•	actuarial services;

•	provision of temporary staff for appropriate assignments;

•	assistance in the recruitment of senior management; and

•	tax services to employees of Telecom who act in a financial reporting oversight role[1].

[1]

For the purposes of this exclusion the following persons are deemed to perform a financial reporting oversight role: Chief Executive Officer, Chief Financial Officer, Group Controller, Head of Finance for New Zealand, Head of Finance for Australia, Group Reporting Manager.

The External Audit Independence Policy can be viewed on Telecom’s website at www.telecom.co.nz/About Telecom/Governance.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

Not applicable for this period.

PART III

Item 17. Financial Information

See “Item 18”.

Item 18. Financial Statements

In response to this item, Telecom incorporates by reference:

1.	Report of KPMG Independent Registered Public Accounting Firm on pages F-1 and F-2.

2.	The Consolidated Financial Statements including the Notes on pages F-3 to F-69.

Item 19. Exhibits

1.	The Telecom Constitution as amended at the Annual Meeting of Shareholders held on 7 October 2004 (submitted to the SEC under cover of Form 6-K dated 14 October 2004).

2.1	Fourth Amended and Restated Deposit Agreement between Telecom, Citibank N.A., and Holders and Beneficial Owners of American Depositary Shares (was submitted to the SEC under cover of Form 6-K dated 17 April 2003).

2.2	Trust Deed dated 17 March 2000, as supplemented by a First Supplemental Trust Deed dated 1 June 2001, a Second Supplemental Trust Deed dated 30 November 2001, a Third Supplemental Trust Deed dated 19 December 2002, a Fourth Supplemental Trust Deed dated 16 December 2003 and a Fifth Supplemental Trust Deed dated 28 February 2005 relating to a Euro Medium-Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation p.l.c. as Trustee (submitted to the SEC under cover of Form 6-K dated 5 December 2001 and 31 August 2005). In addition, Telecom is party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of Telecom’s total assets. Telecom will furnish copies of those instruments to the SEC upon its request.

4.1	Telecom Share Option Scheme Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2006 and filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2007).

4.2	Telecom Restricted Share Scheme Rules relating to allocations made prior to August 2007 (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2005 and filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2007).

4.3	Telecom Restricted Share Scheme Rules relating to allocations made post August 2007.

4.4	Telecom Share Rights Scheme relating to allocations made prior to August 2007 (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2006 and filed as Exhibit 4.4 to the Form 20-F for the fiscal year ended 30 June 2007).

4.5	Telecom Share Rights Scheme Rules relating to allocations made post August 2007.

4.6	Agreement for Sale and Purchase of Mobile Radio Network Assets between Telecom New Zealand Limited and TeamTalk Limited dated 30 June 2003 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2003).

4.7	Former (Ms Gattung) Chief Executive’s Employment Contract plus amendments thereto as follows:

•	Appointment Letter dated 10 August 1999;

•	Telecom Executive Option Scheme Offer Letter dated 10 August 1999;

•	Telecom Executive Option Scheme Offer Letter dated 7 August 2000;

•	Remuneration Letter dated 21 August 2001;

•	Telecom Share Option Scheme Grant Letter dated 28 September 2001 this was submitted to the SEC under cover of Form 6-K dated 5 December 2001;

•	Telecom Share Option Scheme Grant Letter and certificate dated 11 September 2002;

•	Remuneration Letter dated 15 November 2002 (filed as Exhibit 4.5 to the Form 20-F for the year ended 30 June 2002);

•	Remuneration letter dated 11 November 2003 (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2003);

•	Remuneration letter dated 8 December 2004 (filed as Exhibit 4.6 to the Form 20-F for the year ended 30 June 2004);

•	Remuneration letter dated 23 August 2005 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2005); and

•	Remuneration letter dated 12 September 2006 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2006).

4.8	New (Dr Reynolds) Chief Executive’s Employment Agreement dated 27 June 2007 and Letter of Offer dated 27 June 2007.

4.9	Forms of Director appointment letters for directors appointed after 1 May 2004 and forms of Director confirmation of appointment letters (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2004).

4.10	Form of Executive Officer employment contract (filed as Exhibit 4.8 to the Form 20-F for the year ended 30 June 2004).

4.11 Performance Option Scheme and Grant Letter (filed as Exhibit 4.8 to the Form 20-F for the fiscal year ended 30 June 2003).

4.12	Performance Incentive Scheme (filed as Exhibit 4.9 to the Form 20-F for the fiscal year ended 30 June 2003).

4.13	Telecommunications Service Obligations Deed for Local Residential Telephone Service (submitted to the SEC under cover of Form 6-K dated 23 January 2002).

Certain schedules, exhibits or annexes have been omitted. Telecom hereby undertakes to provide them to the SEC upon its request.

8.	List of Significant Subsidiaries.

11.	The Code of Ethics and Directors’ Code of Ethics (filed as Exhibit 11 to the Form 20-F for the year ended 30 June 2004).

12.	Certifications under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2007 by each of the Chief Financial Officer and acting Chief Executive Officer.

13.	Certifications under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2007 by each of the Chief Financial Officer and acting Chief Executive Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

/s/ Simon Moutter
By:	Simon Moutter
Its:	Acting Chief Executive Officer

Date:	7 September 2007

Report of Independent Registered Public Accounting Firm (KPMG)

Financial Statements

“Exhibit 4.1”

TELECOM SHARE OPTION SCHEME

TELECOM SHARE OPTION SCHEME

1	NAME		1

2	GROUNDING		1
	2.1	Alignment	1
	2.2	Corporate Objective	1

3	KEY TERMS		1

4	COMMITTEE		3
	4.1	Administration	3
	4.2	Delegation	3

5	GRANTS		3

6	REJECTION OF GRANT		3
	6.1	Opportunity	3
	6.2	Acknowledgement	4

7	EXERCISE OF OPTIONS		4
	7.1	Qualifying Date notice	4
	7.2	Subsequent notice	4
	7.3	No further notice	4
	7.4	Date on which Options may be exercised	4

8	PROCEDURE FOR EXERCISE		4
	8.1	Exercise Notice	4
	8.2	Payment	4
	8.3	Issue	4
	8.4	Committee’s Notice	5
	8.5	Effective Exercise	5
	8.6	Continued Breach	5

9	RIGHTS ON EXERCISE		5

10	ADJUSTMENTS		5
	10.1	Rights Issue	5
	10.2	Bonus Issue	5
	10.3	Reconstruction	5
	10.4	Qualifying Date acceleration	6
	10.5	Continuation of Employment	6
	10.6	Other Adjustment	7

11	LAPSE OF OPTIONS		7
	11.1	Rejection of Grant	7
	11.2	Leave Prior to Qualifying Date	7
	11.3	Lapse on Performance Expiry Date	7
	11.4	Leave After Qualifying Date: Involuntary Event	7
	11.5	Leave After Qualifying Date: Dismissal	8
	11.6	Leave After Qualifying Date: Other Reason	8
	11.7	Option Lapse Date	8
	11.8	Breach	8
	11.9	Variation or Waiver	8

12	NO DIVESTMENT		8

13	AMENDMENT AND TERMINATION		8
	13.1	Committee’s Discretion	8
	13.2	Termination	9
	13.3	Breach	9
	13.4	Notice to Participants	9

14	QUOTATION		9

TELECOM SHARE OPTION SCHEME

15	MISCELLANEOUS		9
	15.1	Spirit of the Scheme	9
	15.2	Fractions	9
	15.3	Entire Agreement	9
	15.4	Delay	9
	15.5	Disputes	9
	15.6	Notice	9
	15.7	Governing Law	10
	15.8	Construction	10

Date: 15 May 2006 (amended 2 August 2007)

1	NAME

The name of this scheme is the Telecom Share Option Scheme.

2	GROUNDING

The ultimate corporate objective is to create shareholder value (as measured by the sum of share price appreciation and dividend paid to shareholders). To do this, employees must develop and implement successful corporate and business-unit strategies. Employee incentivisation is critical to this process in two ways:

(i)	by supporting the strategies, management processes, organisation approaches and culture critical to creating shareholder value; and

(ii)	by encouraging employees to continue into the future the same high levels of performance that they have demonstrated.

The Scheme:

2.1	Alignment

is intended to align the incentives for senior employees with the interests of Telecom’s shareholders; and

2.2	Corporate Objective

forms part of a Telecom corporate objective which seeks to build morale, retain good employees and promote decisions that will benefit Telecom shareholders by conferring on a selected group of employees a right to participate in the equity of Telecom.

3	KEY TERMS

Unless the context requires otherwise:

“Breach” means a breach of:

(i)	Telecom’s Constitution;

(ii)	the listing and/or other rules governing the Exchange or any other stock exchange on which Shares are quoted; and/or

(iii)	the Securities Amendment Act 1988, any other statute or regulation, or Telecom’s internal procedures for insiders;

“Business Day” means a day on which the Exchange is open for trading;

“Commencement Date” means the date from and including which a Participant is entitled to participate in the Scheme, specified in the Grant;

“Committee” means Telecom’s Human Resources/Compensation Committee or any other committee or person nominated by the board of directors of Telecom;

“Employment” means employment with, or the provision of personal services (otherwise than as an employee) principally to, a company in the Group;

“Event” has the meaning in clause 10.6;

1

TELECOM SHARE OPTION SCHEME

“Exchange” means New Zealand Exchange Limited’s NZSX;

“Exercise Date” means:

(i)	the later of the Qualifying Date and the Performance Date; or

(ii)	the Qualifying Date, if there are no Performance Criteria or the Qualifying Date and the Performance Date are the same,

subject to clauses 10.4, 10.5 and 11.3;

“Exercise Notice” means notice of the exercise of an Option;

“Exercise Price” means (subject to clause 10) the average end of day market price of Shares on the Exchange for the Business Days in the month immediately preceding the Commencement Date;

“Group” means Telecom and its subsidiaries;

“Grant” means the grant of an Option;

“Involuntary Event” means death, redundancy, unjustified dismissal, retirement at or after attaining normal retirement age, illness, accident, mental infirmity or physical infirmity;

“Leave” means to suffer termination of Employment by any means and for any reason, excluding:

(i)	termination primarily for the purpose of assuming further Employment; and

(ii)	non-permanent leave of absence with employer approval;

“Live Option” means an Option which has not been exercised, for which the Qualifying Date has crystallised and which has not lapsed pursuant to clause 11;

“Option” means (subject to clause 10) an option to subscribe for a Share pursuant to this Scheme;

“Option Lapse Date” means the first day after the expiration of the period, specified in a Grant, from and including the Commencement Date;

“Participant” means an Employee to whom Options are granted;

“Performance Criteria” means the performance criteria (if any) specified in a Grant;

“Performance Date” means the date on which the Committee notifies a Participant under clause 7 that the Performance Criteria are satisfied;

“Performance Expiry Date” means the date, specified in a Grant, for the purpose of clause 7.3;

“Qualifying Date” means the first Business Day after the expiration of the period, specified in a Grant, from and including the Commencement Date;

“Reconstruction” means any consolidation, subdivision, cancellation, redemption, acquisition by Telecom or other rearrangement or reconstruction whatever of shares in Telecom which changes the proportionate interest in Telecom represented by a Share;

TELECOM SHARE OPTION SCHEME

“Redundancy” means the termination of Employment of a Participant by reason of that Participant’s position becoming surplus to the Group’s requirements, or any other involuntary termination of a Participant’s Employment which the Committee in its discretion determines constitutes redundancy, but does not include termination of Employment in the context of a sale of a business as a result of which the Participant is offered employment on substantially the same terms by the purchaser of the business;

“Scheme” means the Telecom Share Option Scheme recorded in this document as amended from time to time;

“Share” means an ordinary share in Telecom;

“Takeover” means the acquisition by any means by any person (excluding Telecom) or group of associated persons of a legal or beneficial interest in 20% or more of all Shares; and

“Telecom” means Telecom Corporation of New Zealand Limited.

4	COMMITTEE

4.1	Administration

The Committee will administer all aspects of the Scheme, including the making of Grants. Any matter to be determined by the Committee will be determined as it sees fit in its sole discretion.

4.2	Delegation

The Committee may delegate to any person (and revoke any delegation of) all or any of its powers, discretions, rights and obligations under the Scheme from time to time as it sees fit, and reference to the “Committee” will be construed accordingly.

5	GRANTS

The Committee may make a Grant to an Employee. Each Grant will:

(i)	specify the number of Options granted to the Employee;

(ii)	enclose a copy of the Scheme (unless the Employee has previously received a copy);

(iii)	enclose a copy of an investment statement for the offer of Shares made under the Grant (if made in New Zealand);

(iv)	specify the Commencement Date, the Exercise Price, the Performance Criteria (if any), the Performance Expiry Date (if any) and the periods after which the Qualifying Date and the Option Lapse Date fall;

(v)	enclose an Options certificate; and

(vi)	specify the period during which the Employee may reject the Grant.

6	REJECTION OF GRANT

6.1	Opportunity

A Participant may reject a Grant by giving the Committee notice, and returning to the Committee the Options certificate, within 40 Business Days after the Grant.

TELECOM SHARE OPTION SCHEME

6.2	Acknowledgement

In retaining a Grant (and electing not to reject the Grant pursuant to clause 6.1), a Participant acknowledges that:

(i)	the terms of the Scheme are binding; and

(ii)	participation in the Scheme does not affect the terms of the Participant’s Employment. In no event will Telecom be deemed, by making a Grant or otherwise, to have represented that a Participant’s Employment will continue until and/or beyond the Qualifying Date or the Exercise Date.

7	EXERCISE OF OPTIONS

7.1	Qualifying Date notice

On or prior to the Qualifying Date, the Committee will notify a Participant whether or not the Performance Criteria are satisfied (where applicable).

7.2	Subsequent notice

If the Committee gives notice under clause 7.1 that the Performance Criteria are not satisfied, the Committee will notify the Participant of satisfaction, on the next monthly anniversary of the Qualifying Date on which the Performance Criteria are satisfied (or, if that day is not a Business Day, on the next Business Day), subject to clause 7.3.

7.3	No further notice

The Committee will only give notice under clause 7.2 (if any) prior to the Performance Expiry Date.

7.4	Date on which Options may be exercised

Options may be exercised on the Exercise Date or any Business Day after the Exercise Date, unless:

(i)	Breach

the Committee considers that the exercise would give rise to a Breach; or

(ii)	Lapse

the Option has lapsed pursuant to clause 11.

8	PROCEDURE FOR EXERCISE

8.1	Exercise Notice

A Participant may, as the Participant sees fit from time to time (subject to clause 7.4), exercise part or all of that Participant’s Options (subject to any minimum number or multiple of a number of Options prescribed by the Committee from time to time), by giving the Committee an Exercise Notice.

8.2	Payment

Any Exercise Notice must be accompanied by:

(i)	payment of the aggregate Exercise Price; and

(ii)	(if applicable) a form requesting consent to acquire Shares, in terms of Telecom’s internal procedures for insiders.

8.3	Issue

Within five Business Days after the date on which the Committee receives:

(i)	an Exercise Notice;

(ii)	payment; and

TELECOM SHARE OPTION SCHEME

(iii)	(if applicable) a form requesting consent to acquire Shares, in terms of Telecom’s internal procedures for insiders,

in accordance with this clause, Telecom will issue to the Participant Shares, unless clause 7.4 precludes the exercise of Options (if so, the Committee will give notice to the Participant accordingly and refund the Exercise Price (without interest)).

8.4	Committee’s Notice

The Committee will give a further notice to a Participant who has been precluded (pursuant to clause 7.4(i)) from exercising an Option, as soon as it considers that the exercise would no longer give rise to a Breach.

8.5	Effective Exercise

Notwithstanding clauses 11.4 to 11.7, but subject to clause 8.6, the Exercise Notice of a Participant precluded (pursuant to clause 7.4(i)) from exercising an Option will take effect 10 Business Days after the date on which the Committee gives its notice pursuant to clause 8.4, if the Participant:

(i)	pays the aggregate Exercise Price; and

(ii)	(if applicable) delivers a form requesting consent to acquire Shares, in terms of Telecom’s internal procedures for insiders,

during that period. If the Participant fails to do so, the Exercise Notice will be deemed to have been revoked.

8.6	Continued Breach

If the exercise of Options pursuant to clause 8.5 would give rise to a Breach, the Committee will proceed as if an Exercise Notice had been given pursuant to clause 8.1.

9	RIGHTS ON EXERCISE

Shares issued to Participants will be credited as fully paid and will rank pari passu in all respects with all Shares at the date of issue, except for any dividend declared on Shares where the record date occurs prior to issue.

10	ADJUSTMENTS

10.1	Rights Issue

If, prior to the exercise of an Option, Telecom confers on the holders of Shares rights to acquire Shares (or other benefits or assets), the Committee may adjust the Exercise Price so that Participants receive a benefit which reflects the value of the rights to holders of Shares. A Participant will not otherwise benefit from the rights and, in particular, may not acquire Shares (or other benefits or assets) under the rights, except to the extent the Participant becomes a holder of Shares (on the exercise of Options) before the record date for the rights.

10.2	Bonus Issue

If, prior to the exercise of Options, Telecom issues Shares to the holders of Shares in a manner that maintains the existing relative voting and distribution rights of all holders of Shares, a Participant will be entitled on exercising the Options to receive additional Shares as if the Shares under the Grant received on exercising the Options had participated in the bonus issue.

10.3	Reconstruction

If, prior to the exercise of an Option, there is a Reconstruction, the Committee will adjust the number of Shares to be received on the exercise of Options, the Exercise Price and/or any other rights under the Options, to the extent required at the time of the Reconstruction under the applicable listing and/or other rules governing the Exchange or any other stock exchange on which Shares are quoted.

TELECOM SHARE OPTION SCHEME

10.4	Qualifying Date acceleration

Notwithstanding any other provision of the Scheme, if a Participant Leaves prior to the Qualifying Date:

(i)	due to death or Redundancy; and

(ii)	on or after the date half-way through the period from the Commencement Date to the Qualifying Date,

the Committee may (but has no obligation whatever to) deem the Exercise Date to have occurred and may (but has no obligation whatever to), at the time of such declaration or at any subsequent time, deem the Performance Criteria to have been met, on the day immediately prior to the date on which the Participant Leaves, for a number of the Participant’s Options based on this formula:

number of Options = number of all of the Participant’s Options x	n
t

where

n is the number of days from the Commencement Date to the date on which the Participant Leaves (both inclusive)

t is the number of days from the Commencement Date to the Qualifying Date (both inclusive).

Where the Committee does so, those Options will lapse on the first day after the expiration of 12 months from and including the date on which the Participant Leaves.

10.5	Continuation of Employment

Where a Participant ceases to be in Employment for the purposes of the Scheme, but continues in employment with either:

(i)	a company that was but has ceased to be a Group company; or

(ii)	an entity that has acquired that Group company or all or part of the business of Telecom or a Group company,

(each an “Entity”) the Committee may (but has no obligation whatever to) declare that the Participant shall be deemed to remain in Employment for the purposes of the Scheme for so long as the Participant is employed by that Entity. Where the Committee does so declare:

(iii)	the Committee may (but has no obligation whatever to), at the time of such declaration or any subsequent time, determine that the Performance Criteria (if any) for any particular Grant shall be deemed to have been satisfied on the date the Participant ceases to be in Employment (the (“Cessation Date”);

(iv)	the Qualifying Date for such Participant’s Options as is determined by the Committee shall be either the earlier of:

(a)	the Qualifying Date specified in the Grant; or

(b)	the date that is 12 months after the Cessation Date; or

TELECOM SHARE OPTION SCHEME

(c)	another date determined by the Committee not being more than the date that is 12 months after the Cessation Date; and

(v)	notwithstanding clause 11, all the Participant’s Live Options (irrespective of when the Qualifying Date for the relevant Live Options occurred) will lapse on the earlier of the date the Participant Leaves employment with the Entity, the relevant Option Lapse Date(s) and the date that is 12 months after the Cessation Date, provided that no Participant that is declared to be deemed to remain in Employment under this clause shall be entitled to any further Grant following the Cessation Date unless that Participant actually enters Employment.

10.6	Other Adjustment

If:

(i)	there occurs any offer for or acquisition of securities of Telecom, reconstruction or amalgamation affecting Telecom, change in the capital structure of Telecom, disposal of businesses or assets of the Group, or other event of any nature which in the opinion of the Committee affects or will affect the position or rights of, or benefits to, Participants or Telecom, in respect of the Scheme (collectively an “Event”); and

(ii)	either that Event is not provided for under Scheme, or in the opinion of the Committee the manner in which the Scheme applies on the occurrence of that Event produces a result which is inappropriate or unfair to Participants or to Telecom or to both, the Committee may, notwithstanding anything else in the Scheme, make such alterations to the rights, obligations, or benefits of Participants or Telecom, (including without limitation adjusting the number of Options or Exercise Date), and/or take or cause Telecom to take, such steps, as in the opinion of the Committee are appropriate or desirable as a result of the occurrence of that Event.

11	LAPSE OF OPTIONS

11.1	Rejection of Grant

If a Participant rejects a Grant under clause 6.1, the Options under the Grant will lapse immediately.

11.2	Leave Prior to Qualifying Date

If a Participant Leaves prior to the Qualifying Date, the Participant’s Options will lapse immediately, subject to clauses 10.4 and 10.5.

11.3	Lapse on Performance Expiry Date

If the Exercise Date does not precede the Performance Expiry Date (where applicable), the Participant’s Options will lapse immediately.

11.4	Leave After Qualifying Date: Involuntary Event

If a Participant Leaves due to an Involuntary Event or within six months from and including the date of a Takeover, the Participant’s Live Options (if any) will lapse on the first day after the expiration of one year from and including the date on which the Participant Leaves or on the Option Lapse Date, whichever is the earlier.

TELECOM SHARE OPTION SCHEME

11.5	Leave After Qualifying Date: Dismissal

Subject to clause 11.4, if a Participant Leaves due to dismissal, the Participant’s Live Options (if any) will lapse immediately.

11.6	Leave After Qualifying Date: Other Reason

If a Participant Leaves due to a reason other than the reasons referred to in clauses 11.4 and 11.5, the Participant’s Live Options (if any) will lapse on the first day after the expiration of three months from and including the date on which the Participant Leaves or on the Option Lapse Date, whichever is the earlier.

11.7	Option Lapse Date

A Live Option, which has not lapsed pursuant to clauses 11.4 to 11.6 (which, for the avoidance of doubt, are subject to clause 8.5) or 11.8, lapses on the Option Lapse Date, subject to clauses 8.5 and 11.8.

11.8	Breach

Notwithstanding clauses 11.4 to 11.7, if, after the period of six months from the date on which it first gives notice pursuant to clause 8.3, the Committee considers that it is still unable to give notice in respect of an Option pursuant to clause 8.4 and/or the exercise of Options pursuant to clause 8.5 would give rise to a Breach, then Telecom is in default under the Scheme. Where Telecom is in default under this clause, the Participant and Telecom acknowledge and agree the following:

(i)	Telecom must pay the Participant liquidated damages in the sum representing the difference between the Exercise Price and the average end of day market price of Shares on the Exchange for the Business Days in the month immediately preceding the date of the Exercise Notice given by the Participant pursuant to clause 8.1 within ten Business Days; and

(ii)	that the amount payable under clause 11.8(i) is a genuine pre-estimate of the damages the Participant is likely to suffer as a result of the default; and

(iii)	that on payment of the amount under clause 11.8(i), all rights that Participant has to specific performance, compensation for breach, loss or damages, or any other remedy are waived and/or extinguished and that the Live Option will lapse immediately.

11.9	Variation or Waiver

The Committee may vary or waive the application of clauses 11.1 to 11.8 for any one or more of the Participants.

12	NO DIVESTMENT

No Participant may transfer, assign, or otherwise dispose of or create any interest (including any security, legal or equitable interest) in an Option, without the prior written consent of the Committee.

13	AMENDMENT AND TERMINATION

13.1	Committee’s Discretion

Subject to clause 13.3, the Committee may from time to time:

(i)	vary any term of a Participant’s participation in the Scheme, with the agreement of the Participant; or

(ii)	amend the Scheme, if the Committee considers that the interests of Participants affected are not materially prejudiced.

TELECOM SHARE OPTION SCHEME

13.2	Termination

Subject to clause 13.3, the Committee may terminate the Scheme.

13.3	Breach

The Committee:

(i)	may not amend (or vary any term of a Participant’s participation in), or terminate, the Scheme if this would give rise to a Breach; but

(ii)	may amend or terminate the Scheme if the Committee considers that this would avoid giving rise to a Breach.

13.4	Notice to Participants

The Committee will give notice of any amendment to or termination of the Scheme to all Participants affected. Similarly, the Committee will give notice of any adjustment under clause 10 to all Participants affected.

14	QUOTATION

Options will not be quoted on a stock exchange.

15	MISCELLANEOUS

15.1	Spirit of the Scheme

If any circumstance arises which might result in the spirit and intent of the Scheme not being fulfilled, the Committee will use all reasonable endeavours to effect any modification to the Scheme required to preserve that spirit and intent.

15.2	Fractions

If a calculation or adjustment under the Scheme produces a fraction of a cent or Share, the product will be rounded to the nearest whole number favourable to the Participant.

15.3	Entire Agreement

The Scheme represents all of the terms on which Options are issued and exercised and Shares issued under the Scheme, except those which the Committee reasonably implies to give effect to the Scheme.

15.4	Delay

No failure, delay or indulgence by the Committee in exercising any power or right conferred on it under the Scheme will operate as a waiver of that power or right; nor will a single exercise of a power or right preclude further exercises, or the exercise of any other power or right under the Scheme.

15.5	Disputes

Any dispute which arises under the Scheme will be determined by the Committee. The Committee’s decision will be final.

15.6	Notice

All notices and communications required to be given or made under the Scheme will be in writing and addressed to the recipient at the address or facsimile number from time to time designated by the recipient. Unless any other designations are given, the addresses and facsimile numbers of Telecom and a Participant are those (if any) set out in the relevant Grant. Any notice or communication will be deemed to have been received:

(i)	at the time of delivery, if delivered by hand;

TELECOM SHARE OPTION SCHEME

(ii)	on the second Business Day after the date of mailing, if sent by post or airmail with postage prepaid; or

(iii)	on the day on which confirmation of proper transmission is received (on transmission), if sent by facsimile.

15.7	Governing Law

The Scheme will be governed by and construed in accordance with New Zealand law.

15.8	Construction

Unless the context requires otherwise:

(i)	the singular includes the plural and vice versa, and words importing any gender include the other genders;

(ii)	a reference to a “person” includes any individual, partnership, committee and incorporated or unincorporated body (whether or not having a separate legal personality);

(iii)	a reference to an “amendment” includes any deletion or addition;

(iv)	a reference to an enactment (statute or regulation) includes enactments in New Zealand and in any other jurisdiction affecting the Scheme, and is a reference to that enactment as amended, or any enactment substituted for that enactment;

(v)	where a word or expression is defined in the Scheme, other parts of speech and grammatical forms of that word or expression have a corresponding meaning; and

(vi)	a reference to a person includes its successors and permitted assigns.

“Exhibit 4.2”

TELECOM RESTRICTED SHARE SCHEME – 2005

TELECOM RESTRICTED SHARE SCHEME

1 INTRODUCTION	1
Name	1
Glossary	1

2 OFFERS	1
Invitation	1
No cost	1
Content	1

3 LOAN	2

4 ACCEPTANCE	2
Return documents	2
Direction and acknowledgements	2
Processing of acceptance	2

5 TRANSFER DATE	3

6 EARLY TERMINATION	3
Sale and repayment	3
Confirmation	4
Discretionary benefit	4

7 INCIDENTS OF OWNERSHIP	5
Obligations of Nominee	5
Application of Clause 7.3	5
Early Transfer	5
Share Cancellation	6
Rights issue	6
Other Adjustment	6

8 KIWISAVER	7
Employee Contribution	7
Employee Contribution - Deemed Share Sale	8
Employer Contribution	8
Complete Acquisition	9
Share Cancellation	9
Clause 8 Paramount	9

9 NO DIVESTMENT	9
Absolute prohibition	9
No effect	9

10 OPERATION OF SCHEME	10
Administration	10
Determination	10
Delegation	10

11 RIGHTS ATTACHING TO SHARES	10

12 AMENDMENT	10
Telecom’s discretion	10
Breach	10
Notice to Executives	10

13 MISCELLANEOUS	11
Telecom responsibility	11
Deemed actions	11
Fractions	11
Entire agreement	11

TELECOM RESTRICTED SHARE SCHEME

Delay	11
Disputes	11
Notice	11
Governing law	12
Construction	12
GLOSSARY	13

Date: 26 August 2005 (amended 2 August 2007)

1	INTRODUCTION

Name

1.1	This is the Telecom Restricted Share Scheme (the Scheme).

Glossary

1.2	A glossary of defined terms is included on page 13.

2	OFFERS

Invitation

2.1	Telecom Corporation of New Zealand Limited (Telecom) may offer under the Scheme ordinary shares in Telecom (Shares) to an executive (an Executive) who is employed by Telecom or a subsidiary (a Subsidiary) of Telecom (Employment).

No cost

2.2	An Executive will not (subject to clause 8) be required to pay any amount under the Scheme to Telecom or a Subsidiary from the Executive’s own funds.

Content

2.3	Each offer (acceptance of which will be conditional on approval by Telecom) will be made in an offer document, and will:

(i)	specify the aggregate value of Shares to be allocated to the Executive (the Total Price);

(ii)	have attached a copy of the Scheme (unless the Executive has previously participated in the Scheme);

(iii)	have attached a copy of an investment statement for the offer (if made in New Zealand);

(iv)	specify the date on which the Shares are to be allocated (the Allocation Date);

(v)	specify the date on which the Shares are to be transferred to the Executive and released from the Scheme (the Transfer Date);

(vi)	have attached a loan agreement (see clause 3);

(vii)	refer to Telecom’s internal procedures for insiders;

(viii)	have attached a form requesting consent to acquire the Shares, in terms of those procedures; and

(ix)	specify the period during which the offer may be accepted.

1

TELECOM RESTRICTED SHARE SCHEME

3	LOAN

3.1	A Subsidiary (the Lender) will lend to the Executive (interest-free) the Total Price if Shares are to be allocated to the Executive (the Loan).

4	ACCEPTANCE

Return documents

4.1	An Executive who wishes to accept an offer of Shares must return to Telecom, within the time specified and completed by the Executive:

(i)	the acceptance part of the offer document, confirming the Executive’s acceptance;

(ii)	the form requesting consent to acquire the Shares, in terms of Telecom’s internal procedures for insiders; and

(iii)	the agreement for the Loan.

Direction and acknowledgements

4.2	In accepting an offer of Shares, an Executive:

(i)	will be deemed to have directed the Lender to apply the Loan in payment to Telecom of the Total Price as payment for the Shares (this deemed direction discharging fully the Executive’s obligation to pay for the Shares);

(ii)	will be deemed to have directed Telecom that the Shares be held under the Scheme on behalf of the Executive by a person appointed from time to time by Telecom for that purpose (the Nominee);

(iii)	acknowledges that acceptance is conditional on approval by Telecom, and the Executive is bound by the Scheme; and

(iv)	acknowledges that participation in the Scheme does not affect the terms of the Executive’s Employment. In no event will Telecom or a Subsidiary be deemed by making an offer or a Loan (as the case may be) or otherwise to have represented that an Executive’s Employment will continue until and/or beyond the Transfer Date.

Processing of acceptance

4.3	An acceptance will be invalid and of no effect if it would give rise to a breach (a Breach) of:

(i)	Telecom’s Constitution;

(ii)	the listing and/or other rules governing New Zealand Exchange Limited’s NZSX (the Exchange) or any other stock exchange on which Shares are quoted; and/or

(iii)	any statute, regulation or Telecom’s internal procedures for insiders.

TELECOM RESTRICTED SHARE SCHEME

Otherwise,	Telecom will (subject to clause 2.3):

(iv)	determine the number of Shares (existing and/or new) to be allocated to the Executive by dividing the Total Price by:

(a)	the average end of day market price of Shares on the Exchange for the 20 days on which the Exchange is open for trading (Business Days) immediately preceding the date of issue; less

(b)	a discount equal to the aggregate market consensus estimates (as determined by Telecom (in accordance with the conditions of any relevant approval given or waiver granted by New Zealand Exchange Limited) as at a date as close as reasonably practicable to the date of issue) of the amounts of the dividends which under the terms of the Scheme will not be paid in respect of those Shares discounted from the expected payment dates to the date of issue using a discount rate equal to Telecom’s then current assessment of its cost of equity (the Allocation Price);

(v)	allocate the Shares to the Executive; and

(vi)	send the Executive confirmation of the allocation and the Allocation Price.

5	TRANSFER DATE

5.1	On the Transfer Date (subject to clauses 6 and 7):

(i)	an Executive will be entitled to a cash bonus from a Subsidiary which, after first deducting tax at the highest marginal tax rate applying to the Executive, is equal to the Loan (the Bonus);

(ii)	the Executive will be deemed to have directed the Subsidiary (with effect from the Allocation Date) to apply the Bonus in repayment of the Loan (this deemed direction discharging fully the Executive’s obligation to repay the Loan); and

(iii)	the Nominee will (subject to clause 8) transfer to the Executive the Shares it holds for the Executive.

6	EARLY TERMINATION

Sale and repayment

6.1	Where:

(i)	an Executive ceases to be Employed (unless the Executive immediately assumes further Employment or is on non-permanent leave of absence with employer approval);

(ii)	an Executive purports to act in breach of clause 9.1; and/or

(iii)	Telecom is put into liquidation (or suffers a similar event), before the Transfer Date (Early Termination), the Executive will be deemed (subject to clauses 6.3 and 7) immediately before Early Termination to have:

TELECOM RESTRICTED SHARE SCHEME

(iv)	sold to the Nominee for the Total Price beneficial ownership of the Shares held by the Nominee for the Executive; and

(v)	directed the Nominee (with effect from the Allocation Date) to apply the amount due to the Executive for the Shares in repayment of the Loan (this deemed direction discharging fully the Executive’s obligation to repay the Loan).

Confirmation

6.2	For the purpose of clause 6.1(iv), Telecom and the Executive acknowledge that the Total Price is:

(i)	the value of the Shares; and

(ii)	the lowest price they would have agreed for the Shares if payment had been required on the Allocation Date (in terms of the rules in the Income Tax Act 1994 concerning the accrual treatment of income and expenditure).

Discretionary benefit

6.3	Where Early Termination:

(i)	is caused by the Executive’s death or Redundancy; and

(ii)	occurs on or after the date half-way through the period from the Allocation Date to the Transfer Date,

Telecom may (but has no obligation whatever to) arrange for the Executive an early entitlement to part of the Bonus based on this formula:

part Bonus = Bonus x	n
t

where

n is the number of days from the Allocation Date to the date of Early Termination (both inclusive)

t is the number of days from the Allocation Date to the Transfer Date (both inclusive).

Where Telecom does so, the Executive will be deemed to have directed the Subsidiary (with effect from the Allocation Date) to apply the part Bonus in part repayment of the Loan (this deemed direction discharging the Executive’s obligation to repay the Loan to the extent of the after tax amount of the part Bonus), and the Nominee will (subject to clause 8) transfer to the Executive the corresponding number of Shares it holds for the Executive (determined by dividing the part Bonus (after deducting tax at the highest marginal tax rate applying to the Executive) by the Allocation Price).

Clause 6.1 will otherwise apply to the balance of the Shares held by the Nominee for the Executive and the balance of the Loan.

TELECOM RESTRICTED SHARE SCHEME

7	INCIDENTS OF OWNERSHIP

Obligations of Nominee

7.1	The Nominee will:

(i)	hold in its name on trust for an Executive under the Scheme legal ownership of Shares allocated to the Executive;

(ii)	not pay to the Executive any dividends on those Shares, except to the extent (if any) specified in the offer document;

(iii)	not exercise any voting rights attaching to those Shares;

(iv)	hold for the Executive any and all Shares under a bonus issue or any other capital reorganisation whatever received by the Nominee as holder of those Shares. The additional Shares will be treated in the same manner as the other Shares held for the Executive, and references to Shares will be construed accordingly;

(v)	not participate in any non-renounceable rights issue or dividend reinvestment plan concerning those Shares.

The Nominee will not exercise any right conferred on it under applicable takeover laws.

Application of Clause 7.3

7.2	If:

(i)	a Complete Acquisition or Fundamental Change occurs, clause 7.3 shall apply in respect of all Executives, and in respect of all Shares held by the Nominee for all Executives; or

(ii)	a Business Sale occurs, clause 7.3 shall apply in respect of Executives to which the definition of that term refers, and in respect of all Shares held by the Nominee for those Executives.

Early Transfer

7.3	If this clause 7.3 applies:

(i)	the Executive will be entitled to the Bonus;

(ii)	if a Complete Acquisition occurs:

(a)	the Executive will be deemed immediately before the Complete Acquisition to have transferred beneficial ownership of the Shares to the Nominee, and directed the Subsidiary (with effect from the Allocation Date) to apply the Bonus in repayment of the Loan;

(b)	the Nominee will (subject to clause 8) distribute as soon as practicable to the Executive all consideration received by the Nominee for the Shares;

(iii)	if a Fundamental Change or Business Sale occurs:

TELECOM RESTRICTED SHARE SCHEME

(a)	the Executive will be deemed to have directed the Subsidiary (with effect from the Allocation Date) to apply the Bonus in repayment of the Loan;

(b)	the Nominee will (subject to clause 8) transfer to the Executive the Shares it holds for the Executive.

A deemed direction by the Executive referred to in clause 7.3(ii)(a) or 7.3(iii)(a) shall discharge fully the Executive’s obligation to repay the Loan.

The Nominee will not, on any offer for Shares, exercise any right conferred on it under applicable takeover laws.

Share Cancellation

7.4	On the occurrence of the Share Cancellation:

(i)	clause 7.3 shall not apply;

(ii)	the number of Shares held by the Nominee on trust for each Executive shall be reduced by the same ratio as the total number of Shares is reduced on the Share Cancellation;

(iii)	the Nominee shall (subject to clause 8) pay to each Executive the amount received by the Nominee on the Share Cancellation in respect of the Shares held on trust for that Executive;

(iv)	the Executive will be paid part of the Bonus based on this formula:

part Bonus = Bonus x	A
B

Where

A	is the number of Shares held by the Nominee on trust for the Executive which are cancelled on the Share Cancellation;

B	is the total number of Shares which were held by the Nominee on trust for the Executive before the Share Cancellation; and

(v)	the Executive will be deemed to have directed the Subsidiary (with effect from the Allocation Date) to apply the part Bonus in part repayment of the Loan (this deemed direction discharging the Executive’s obligation to repay the Loan to the extent of the after tax amount of the part Bonus).

Rights issue

7.5	On any issue by Telecom to its shareholders of renounceable rights to acquire Shares (or other benefits or assets), the Nominee will:

(i)	endeavour to sell the rights arising out of the Shares held by the Nominee for an Executive, if it considers that a market for them is readily available (in all respects as it sees fit, and without any liability whatever for any act or failure to act whatever in this regard); and

(ii)	pay to the Executive as soon as practicable the amount received by the Nominee (less all expenses and liabilities whatever) for the rights arising out of the Shares.

Other Adjustment

7.6	If:

(i)	there occurs any offer for or acquisition of securities of Telecom, reconstruction or amalgamation affecting Telecom, change in the capital structure of Telecom, disposal of businesses or assets of the Group, or other event of any nature which in the opinion of the Board affects or will affect the position or rights of, or benefits to, Executives, Telecom, the Nominee, or the Lender, in respect of the Scheme (collectively an Event); and

TELECOM RESTRICTED SHARE SCHEME

(ii)	either that Event is not provided for under Scheme, or in the opinion of the Board the manner in which the Scheme applies on the occurrence of that Event produces a result which is inappropriate or unfair to Executives or to Telecom or to both, the Board may, notwithstanding anything else in the Scheme, make such alterations to the rights, obligations, or benefits of Executives, Telecom, the Lender and/or the Nominee, and/or take or cause Telecom, the Lender, and/or the Nominee to take, such steps, as in the opinion of the Board are appropriate or desirable as a result of the occurrence of that Event. In making any decision under this clause in respect of a return of capital by Telecom to holders of Shares, if it is intended that that return of capital constitutes a pro rata cancellation for the purposes of the Income Tax Act 2004, the Board shall have due regard to that requirement.

8	KIWISAVER

Employee Contribution

8.1	If a contribution to a “KiwiSaver” scheme under the KiwiSaver Act 2006 is required to be deducted from a Bonus or part Bonus (an Employee Contribution), Telecom shall notify the Executive to that effect and the Executive shall, within such time as Telecom specifies, elect either:

(i)	that the number of Shares to be transferred to the Executive be reduced to a number determined in accordance with the following formula:

N =	B - K
AP

Where

N	=	the reduced number of shares to be transferred to the Executive
B	=	the Bonus or part Bonus after deducting tax at the highest marginal tax rate applying to the Executive
K	=	the Employee Contribution
AP	=	the Allocation Price; or

(ii)	that the Executive pay from the Executive’s own funds (which may be effected by way of deduction from the Executive’s salary) an amount equal to the Employee Contribution, in which case the number of Shares to be transferred to the Executive shall not be reduced.

If the Executive does not make an election within the time specified by Telecom, the Executive shall be deemed to have elected the alternative in subclause (i).

TELECOM RESTRICTED SHARE SCHEME

Employee Contribution - Deemed Share Sale

8.2	If the Executive elects, or is deemed to elect, the alternative in clause 8.1(i), the Executive will be deemed, immediately before payment of the Bonus or part Bonus, to have:

(i)	sold to the Nominee, at a price equal to the Allocation Price, beneficial ownership of a number of Shares equal to the difference between the number actually transferred to the Executive and the number which would have been transferred but for the application of clause 8.1(i); and

(ii)	directed the Nominee (with effect from the Allocation Date) to apply the amount due to the Executive under subclause (i) in payment of the Employee Contribution. If, by reason of rounding of a number of Shares pursuant to clause 13.3, the amount due to the Executive is less than the Employee Contribution, Telecom shall pay the balance of the Employee Contribution.

Employer Contribution

8.3	If an employer contribution (Employer Contribution) will be required to be made to a KiwiSaver scheme as a result of a Bonus or part Bonus being paid then:

(i)	the amount of the Bonus or part Bonus shall be reduced by the amount of the Employer Contribution;

(ii)	the Executive shall be required to repay the Loan by an amount equal to the shortfall in repayment of the Loan (as against the amount which would have been repaid if the reduction referred to in clause 8.3(i) had not been made) (the Shortfall), which repayment shall be funded in accordance with clause 8.3(iii) or 8.3(iv);

(iii)	if the Executive elects, or is deemed to elect, the alternative in clause 8.1(i), the Executive will be deemed, immediately before payment of the Bonus or part Bonus, to have:

(a)	sold to the Nominee beneficial ownership of a number of Shares the Allocation Price of which is equal to the Shortfall; and

(b)	directed the Nominee to apply the amount due to the Executive under clause 8.3(iii)(a) in reduction of the Loan. If, by reason of rounding of a number of Shares pursuant to clause 13.3, the amount due to the Executive is less than the Shortfall, Telecom shall pay the balance of the Shortfall;

(iv)	if the Executive elects the alternative in clause 8.1(ii), the Executive shall repay the Shortfall from the Executive’s own funds (which may be effected by way of deduction from the Executive’s salary).

TELECOM RESTRICTED SHARE SCHEME

Complete Acquisition

8.4	If a Complete Acquisition occurs, and the Executive elects, or is deemed to elect, the alternative in clause 8.1(i), then:

(i)	the number of Shares in respect of which the Executive is, pursuant to clause 7.3(ii)(b), to receive the consideration shall be a number calculated in accordance with clause 8.1(i), less (if an Employer Contribution is required to be made) a number calculated in accordance with clause 8.3(iii)(a); and

(ii)	if any Employer Contribution is required to be made, the Nominee will repay the Shortfall from the consideration received for the Executive’s Shares.

Share Cancellation

8.5	If a part Bonus is to be paid under clause 7.4 then the Executive shall not be required to make an election under clause 8.1, and:

(i)	the Nominee shall deduct from the amount payable to the Executive under clause 7.4(iii):

(a)	any Employee Contribution; and

(b)	any Shortfall; and

(ii)	the Nominee shall repay the Shortfall.

Clause 8 Paramount

8.6	This clause 8 shall prevail over any other provision of this document. For the avoidance of doubt, this clause 8.6 does not prevent any amendment or alteration being made pursuant to clause 7.6 or clause 12.

9	NO DIVESTMENT

Absolute prohibition

9.1	An Executive may not (including by operation of law) transfer, assign, or otherwise dispose of or create any interest (including any security, or legal or equitable interest) in a Share held by the Nominee for the Executive (but subject to clauses 6.1 and 7.3).

No effect

9.2	Clause 6.1 will apply on any purported transfer, assignment, other disposition or creation of interest in breach of clause 9.1 (and the purported transfer, assignment, disposition or creation will be void).

TELECOM RESTRICTED SHARE SCHEME

10	OPERATION OF SCHEME

Administration

10.1	The board of directors of Telecom from time to time (the Board) will administer all aspects of the Scheme, including the offering of Shares. Any matter to be determined by Telecom will be determined as the Board sees fit in its sole discretion, subject to the Scheme.

Determination

10.2	Without limiting clause 9.1, the Board may determine in its sole discretion:

(i)	whether a Fundamental Change has occurred; and

(ii)	the date on which a Complete Acquisition or Fundamental Change occurred.

Delegation

10.3	The Board may delegate (to the extent permitted by law) to any person (and revoke any delegation of) any or all of its powers, discretions, rights and obligations under the Scheme from time to time as it sees fit, and references to Telecom and the Board will be construed accordingly.

11	RIGHTS ATTACHING TO SHARES

11.1	Shares allocated to an Executive will rank equally with all other Shares at the Allocation Date, except for any dividend declared on Shares with a record date before the Allocation Date.

12	AMENDMENT

Telecom’s discretion

12.1	Telecom may from time to time, subject to clause 12.2:

(i)	vary any term of an Executive’s participation in the Scheme, with the agreement of the Executive; or

(ii)	amend the Scheme, if it considers that the interests of Executives are not materially prejudiced.

Breach

12.2	Telecom:

(i)	may not amend the Scheme (or vary any term of an Executive’s participation in the Scheme) if this would give rise to a Breach; but

(ii)	may amend or terminate the Scheme if Telecom considers that this would avoid giving rise to a Breach.

Notice to Executives

12.3	Telecom will give notice of any amendment to or termination of the Scheme to all Executives affected.

TELECOM RESTRICTED SHARE SCHEME

13	MISCELLANEOUS

Telecom responsibility

13.1	References (direct or indirect) in the Scheme to actions or obligations of a Subsidiary (including the Lender) or the Nominee impose an obligation on (and enforceable against) Telecom to procure performance of those actions or obligations. A Subsidiary, the Lender and the Nominee may be one or more persons.

Deemed actions

13.2	All actions (including directions) and consequences deemed to occur under the Scheme will occur irrevocably and unconditionally (subject to clause 12).

Fractions

13.3	If a calculation under the Scheme produces a fraction of a cent or Share, the product will be rounded to the nearest whole number favourable to the Executive.

Entire agreement

13.4	The Scheme represents all of the terms on which Shares are allocated under the Scheme, except those which Telecom reasonably implies to give effect to the Scheme.

Delay

13.5	No failure, delay or indulgence by Telecom in exercising any power or right conferred on it under the Scheme will operate as a waiver of that power or right; nor will a single exercise of a power or right preclude further exercises, or the exercise of any other power or right under the Scheme.

Disputes

13.6	Any dispute which arises under the Scheme will be determined by Telecom. Telecom’s decision will be final.

Notice

13.7	All notices and other communications under the Scheme will be in writing and addressed to the recipient at the address or facsimile number from time to time designated by the recipient. Unless any other designations are given:

(i)	the addresses and facsimile numbers of Telecom and an Executive are those set out in the offer document; and

(ii)	notices or communications to Telecom will be addressed and marked to the attention of Telecom’s Company Secretary.

Any notice or communication will be deemed to have been received:

(iii)	at the time of delivery, if delivered by hand;

TELECOM RESTRICTED SHARE SCHEME

(iv)	on the second Business Day after the date of mailing, if sent by post or airmail with postage prepaid; or

(v)	on the day on which confirmation of proper transmission is received (on transmission), if sent by facsimile.

Governing law

13.8	The Scheme and the Loan will be governed by and construed in accordance with New Zealand law.

Construction

13.9	Unless the context requires otherwise:

(i)	the singular includes the plural and vice versa, and words importing any gender include the other genders;

(ii)	a reference to a person includes any individual, partnership, committee and incorporated or unincorporated body (whether or not having a separate legal personality);

(iii)	a reference to amend includes modify, delete, add and vary;

(iv)	a reference to apply includes apply under assignment or set off;

(v)	where a word or expression is defined in the Scheme, other parts of speech and grammatical forms of that word or expression have a corresponding meaning;

(vi)	a reference to the Scheme means the Scheme as amended from time to time; and

(vii)	a reference to a person includes its successors and permitted assigns.

TELECOM RESTRICTED SHARE SCHEME

GLOSSARY

Allocation Date means the date on which Shares are, or are to be, allocated to an Executive (specified in the offer document)

Allocation Price means:

(a)	the average end of day market price of Shares on the Exchange for the 20 Business Days immediately preceding the date of issue; less

(b)	a discount equal to the aggregate of the market consensus estimates (as determined by Telecom (in accordance with the conditions of any relevant approval given or waiver granted by New Zealand Exchange Limited) as at a date as close as reasonably practicable to the date of issue) of the amounts of the dividends which under the terms of the Scheme will not be paid in respect of those Shares discounted from the expected payment dates to the date of issue using a discount rate equal to Telecom’s then current assessment of its cost of equity

Board means the board of directors of Telecom from time to time

Bonus means a cash bonus from a Subsidiary for an Executive which, after first deducting tax at the highest marginal tax rate applying to the Executive, is equal to the Loan

Breach means a breach of Telecom’s Constitution, the listing and/or other rules governing the Exchange or any other stock exchange on which Shares are quoted, and/or any statute, regulation or Telecom’s internal procedures for insiders

Business Day means a day on which the Exchange is open for trading

Business Sale means, in respect of an Executive:

(a)	the Subsidiary by which that Executive is employed is disposed of to a person not a member of the Group; or

(b)	the business in which that Executive is employed is disposed of to a person not a member of the Group and the Executive, as a result of that disposal, becomes an employee of that person or of an associate of that person

Complete Acquisition means any transaction or arrangement which has one of the following results:

(i)	all of the Shares held by the Nominee are compulsorily acquired by any person; or

(ii)	all of the Shares are acquired by a person, or by a person and that person’s associates; or

(iii)	all of the Shares are cancelled, cease to exist, or are transferred or exchanged, and in substitution for Shares the Nominee receives or is to receive cash, securities, or other benefits

Early Termination means:

(i)	cessation of an Executive’s Employment (unless the Executive immediately assumes further Employment or is on non-permanent leave of absence with employer approval);

(ii)	an Executive purporting to act in breach of clause 9.1; and/or

(iii)	Telecom being put into liquidation (or suffering a similar event),

before the Transfer Date

Employment means employment by Telecom or a Subsidiary

TELECOM RESTRICTED SHARE SCHEME

Exchange means New Zealand Exchange Limited’s NZSX

Executive means an executive who is Employed

Fundamental Change means the occurrence of one of the following events:

(i)	control of 50% or more of the voting rights in Telecom is held by one person or by one person and that person’s associates; or

(ii)	all or a material part of the business of the Group is disposed of to a person not a member of the Group by one transaction or a series of related transactions, or any reconstruction or merger affecting Telecom occurs (not being a Complete Acquisition), and as a result of that disposal, reconstruction, or merger there is in the opinion of the Board a change in the essential nature of the business of the Group, if (but only if) the Board determines that as a result of the occurrence of that event Shares held by the Nominee for Executives should be transferred to Executives

Group means Telecom and its subsidiaries

Lender means the Subsidiary providing the Loan

Loan means an interest-free loan to an Executive equal to the Total Price, reduced if applicable pursuant to clause 7.4

Nominee means the person appointed from time to time by Telecom to hold Shares on behalf of an Executive

Redundancy means the termination of Employment of an Executive by reason of that Executive’s position becoming surplus to the Group’s requirements, or any other involuntary termination of an Executive’s Employment which the Board in its discretion determines constitutes redundancy, but does not include termination of Employment in the course of a Business Sale

Scheme means the Telecom Restricted Share Scheme

Share means an ordinary share in Telecom

Share Cancellation means an arrangement to be effected by Telecom as a result of which:

(i)	one in nine Shares will be cancelled; and

(ii)	each holder of Shares will receive $4.88 for each cancelled Share

Subsidiary means a subsidiary of Telecom

Telecom means Telecom Corporation of New Zealand Limited

Total Price means the aggregate value of Shares allocated, or to be allocated, to an Executive (specified in the offer document)

Transfer Date means the date on which Shares are, or are to be, transferred to an Executive and released from the Scheme (specified in the offer document).

In the definitions of “Complete Acquisition” and “Fundamental Change” the expressions “associate”, “control” and “voting right” have the meaning in the Takeovers Code 2001.

“Exhibit 4.3”

TELECOM RESTRICTED SHARE SCHEME – 2007

TELECOM RESTRICTED SHARE SCHEME

PART I - PRELIMINARY AND INTERPRETATION	1

1 Preliminary	1
2 Interpretation	1

PART II - OPERATION OF THE SCHEME	5

3 Offers	5
4 Loan	5
5 Acceptance	5
6 Transfer Date	6
7 KiwiSaver Scheme	7
8 Obligations of Nominee	9

PART III - TERMINATION OF EMPLOYMENT	10

9 Sale and Repayment	10

PART IV - CORPORATE EVENTS	12

10 Complete Acquisition, Fundamental Change, Business Sale	12
11 Early Transfer	12
12 Capital Changes	13
13 Capital Return	14
14 Other Adjustment	15

PART V - GENERAL	16

15 No divestment	16
16 Administration of Scheme	16
17 Rights attaching to Shares	16
18 Amendment	16
19 Miscellaneous	17

Date: 2 August 2007

PART I - PRELIMINARY AND INTERPRETATION

1	Preliminary

1.1	This is the Telecom Restricted Share Scheme 2007.

1.2	This document applies to allocations to Executives made after 2 August 2007.

2	Interpretation

2.1	In this document unless the context otherwise requires:

Allocation Date means the date on which Shares are, or are to be, allocated to an Executive (specified in the offer document)

Allocation Price means the volume weighted average market price of Shares on the Exchange for the 20 Business Days immediately preceding the date of issue

Board means the board of directors of Telecom from time to time

Bonus means a cash bonus from a Subsidiary for an Executive which, after first deducting tax at the highest marginal tax rate applying to the Executive, is equal to the Loan

Bonus Issue means any distribution or allocation of securities or other benefits (other than cash) to Shareholders for which Shareholders are not to provide consideration

Breach means a breach of Telecom’s Constitution, the listing and/or other rules governing the Exchange or any other stock exchange on which Shares are quoted, and/or any statute, regulation or Telecom’s internal procedures for insiders

Business Day means a day on which the Exchange is open for trading

Business Sale means, in respect of an Executive:

(a)	the Subsidiary by which that Executive is employed is disposed of to a person not a member of the Group; or

(b)	the business in which that Executive is employed is disposed of to a person not a member of the Group and the Executive, as a result of that disposal, becomes an employee of that person or of an associate of that person

Capital Change means a Rights Offer, Bonus Issue, Capital Return, or any other reconstruction of, or adjustment to, the capital or capital structure of Telecom of any nature

Capital Return means any payment of cash to Shareholders which is, or is to be, accompanied by a reduction in the number of Shares, or the proportion of economic interest in Telecom, held by Shareholders to which the Capital Return applies

Complete Acquisition means any transaction or arrangement which has one of the following results:

(a)	all of the Shares held by the Nominee are compulsorily acquired by any person; or

1

TELECOM RESTRICTED SHARE SCHEME

(b)	all of the Shares are acquired by a person, or by a person and that person’s associates; or

(c)	all of the Shares are cancelled, cease to exist, or are transferred or exchanged, and in substitution for Shares the Nominee receives or is to receive cash, securities, or other benefits

Dividend means a payment of cash in respect of Shares which is not a Capital Return

Early Termination means:

(a)	cessation of an Executive’s Employment (unless the Executive immediately assumes further Employment or is on non-permanent leave of absence with employer approval);

(b)	an Executive purporting to act in breach of clause 15.1; and/or

(c)	Telecom being put into liquidation (or suffering a similar event),

before the Transfer Date

Employee Contribution means a contribution to a KiwiSaver Scheme required to be deducted from a Bonus or part Bonus

Employer Contribution means a contribution to be made to a KiwiSaver Scheme by an employer of an Executive as a result of a Bonus or part Bonus being paid

Employment means employment by Telecom or a Subsidiary

Event has the meaning in clause 14

Exchange means New Zealand Exchange Limited’s NZSX

Excluded Shares means (subject to clause 11.4) at any date Executive’s Shares:

(a)	the Allocation Date of which was less than one year before that date; and

(b)	the Transfer Date of which is more than one year after that date.

Executive means an executive who is Employed

Executive’s Shares in respect of an Executive means the Shares held by the Nominee for that Executive

Fundamental Change means the occurrence of one of the following events:

(i)	control of 50% or more of the voting rights in Telecom is held by one person or by one person and that person’s associates; or

(ii)	all or a material part of the business of the Group is disposed of to a person not a member of the Group by one transaction or a series of related transactions, or any reconstruction or merger affecting Telecom occurs (not being a Complete Acquisition), and as a result of that disposal, reconstruction, or merger there is in the opinion of the Board a change in the essential nature of the business of the Group, if (but only if) the Board determines that as a result of the occurrence of that event Shares held by the Nominee for Executives should be transferred to Executives

TELECOM RESTRICTED SHARE SCHEME

Group means Telecom and its subsidiaries

KiwiSaver Scheme means a ‘KiwiSaver’ scheme under the KiwiSaver Act 2006

Lender means the Subsidiary providing the Loan

Loan means an interest-free loan to an Executive equal to the Total Price, reduced if applicable pursuant to clause 13.1(b)(iv)

Nominee means the person appointed from time to time by Telecom to hold Shares on behalf of an Executive

Redundancy means the termination of Employment of an Executive by reason of that Executive’s position becoming surplus to the Group’s requirements, or any other involuntary termination of an Executive’s Employment which the Board in its discretion determines constitutes redundancy, but does not include termination of Employment in the course of a Business Sale

Rights Offer means any offer of securities or benefits to Shareholders for which Shareholders are to provide consideration

Scheme means the Telecom Restricted Share Scheme 2007

Share means an ordinary share in Telecom

Shareholder means a holder of a Share

Shortfall has the meaning in clause 7.3(b)

Subsidiary means a subsidiary of Telecom

Telecom means Telecom Corporation of New Zealand Limited

Total Price means the aggregate value of Shares allocated, or to be allocated, to an Executive (specified in the offer document)

Transfer Date means the date on which Shares are, or are to be, transferred to an Executive and released from the Scheme (specified in the offer document).

2.2	In the definitions of “Complete Acquisition” and “Fundamental Change “ the expressions “associate”, “control” and “voting right” have the meaning in the Takeovers Code 2001.

2.3	In this document:

(a)	the singular includes the plural and vice versa, and words importing any gender include the other genders;

(b)	a reference to a person includes any individual, partnership, committee and incorporated or unincorporated body (whether or not having a separate legal personality);

(c)	a reference to amend includes modify, delete, add and vary;

TELECOM RESTRICTED SHARE SCHEME

(d)	a reference to apply includes apply under assignment or set off;

(e)	where a word or expression is defined, other parts of speech and grammatical forms of that word or expression have a corresponding meaning;

(f)	a reference to the Scheme means the Scheme as amended from time to time;

(g)	a reference to a person includes its successors and permitted assigns; and

(h)	headings are inserted for convenience only and shall be ignored in interpretation.

TELECOM RESTRICTED SHARE SCHEME

PART II - OPERATION OF THE SCHEME

3	Offers

3.1	Telecom may offer under the Scheme Shares to an Executive.

3.2	An Executive will not (subject to clause 7) be required to pay any amount under the Scheme to Telecom or a Subsidiary from the Executive’s own funds.

3.3	Each offer (acceptance of which will be conditional on approval by Telecom) will be made in an offer document, and will:

(a)	specify the Total Price;

(b)	have attached a copy of the Scheme (unless the Executive has previously participated in the Scheme);

(c)	have attached a copy of an investment statement for the offer (if made in New Zealand);

(d)	specify the Allocation Date;

(e)	specify the Transfer Date;

(f)	have attached a loan agreement;

(g)	refer to Telecom’s internal procedures for insiders;

(h)	have attached a form requesting consent to acquire the Shares, in terms of those procedures; and

(i)	specify the period during which the offer may be accepted.

4	Loan

4.1	The Lender will lend to the Executive (interest-free) the Total Price if Shares are to be allocated to the Executive.

5	Acceptance

5.1	An Executive who wishes to accept an offer of Shares must return to Telecom, within the time specified, and completed by the Executive:

(a)	the acceptance part of the offer document, confirming the Executive’s acceptance;

(b)	the form requesting consent to acquire the Shares, in terms of Telecom’s internal procedures for insiders (if applicable); and

TELECOM RESTRICTED SHARE SCHEME

(c)	the agreement for the Loan.

5.2	In accepting an offer of Shares, an Executive:

(a)	will be deemed to have directed the Lender to apply the Loan in payment to Telecom of the Total Price as payment for the Shares (this deemed direction discharging fully the Executive’s obligation to pay for the Shares);

(b)	will be deemed to have directed Telecom that the Shares be held under the Scheme on behalf of the Executive by the Nominee;

(c)	acknowledges that acceptance is conditional on approval by Telecom, and the Executive is bound by the Scheme; and

(d)	acknowledges that participation in the Scheme does not affect the terms of the Executive’s Employment. In no event will Telecom or a Subsidiary be deemed by making an offer or a Loan (as the case may be) or otherwise to have represented that an Executive’s Employment will continue until and/or beyond the Transfer Date.

5.3	An acceptance will be invalid and of no effect if it would give rise to a Breach. If an acceptance does not give rise to a Breach, Telecom will if Telecom approves that acceptance:

(a)	determine the number of Shares (existing and/or new) to be allocated to the Executive by dividing the Total Price by the Allocation Price;

(b)	allocate the Shares to the Executive; and

(c)	send the Executive confirmation of the allocation and the Allocation Price.

6	Transfer Date

6.1	On the Transfer Date:

(a)	an Executive will be entitled to the Bonus;

(b)	the Executive will be deemed to have directed the Subsidiary (with effect from the Allocation Date) that the Bonus be applied in repayment of the Loan (this deemed direction discharging fully the Executive’s obligation to repay the Loan); and

(c)	the Nominee will (subject to clause 7) transfer to the Executive the Executive’s Shares.

TELECOM RESTRICTED SHARE SCHEME

7	KiwiSaver Scheme

Employee Contribution

7.1	If an Employee Contribution is required to be deducted from a Bonus or part Bonus, Telecom shall notify the Executive to that effect and the Executive shall, within such time as Telecom specifies, elect either:

(a)	that the number of Shares to be transferred to the Executive be reduced to a number determined in accordance with the following formula:

N =	B - K
AP
Where

N	=	the reduced number of shares to be transferred to the Executive
B	=	the Bonus or part Bonus after deducting tax at the highest marginal tax rate applying to the Executive
K	=	the Employee Contribution
AP	=	the Allocation Price; or

(b)	that the Executive pay from the Executive’s own funds (which may be effected by way of deduction from the Executive’s salary) an amount equal to the Employee Contribution, in which case the number of Shares to be transferred to the Executive shall not be reduced.

If the Executive does not make an election within the time specified by Telecom, the Executive shall be deemed to have elected the alternative in clause 7.1(a).

Employee Contribution - Deemed Share Sale

7.2	If the Executive elects, or is deemed to elect, the alternative in clause 7.1(a), the Executive will be deemed, immediately before payment of the Bonus or part Bonus, to have:

(a)	sold to the Nominee, at a price equal to the Allocation Price, beneficial ownership of a number of Shares equal to the difference between the number actually transferred to the Executive and the number which would have been transferred but for the application of clause 7.1(a); and

(b)	directed the Nominee (with effect from the Allocation Date) to apply the amount due to the Executive under 7.2(a) in payment of the Employee Contribution. If, by reason of rounding of a number of Shares pursuant to clause 19.3, the amount due to the Executive is less than the Employee Contribution, Telecom shall pay the balance of the Employee Contribution.

TELECOM RESTRICTED SHARE SCHEME

Employer Contribution

7.3	If an Employer Contribution will be required to be made as a result of a Bonus or part Bonus being paid then:

(a)	the amount of the Bonus or part Bonus shall be reduced by the amount of the Employer Contribution;

(b)	the Executive shall be required to repay the Loan by an amount equal to the shortfall in repayment of the Loan (as against the amount which would have been repaid if the reduction referred to in clause 7.3(a) had not been made (the “Shortfall”)), which repayment shall be funded in accordance with clause 7.3(c) or 7.3(d);

(c)	if the Executive elects, or is deemed to elect, the alternative in clause 7.1(a), the Executive will be deemed, immediately before payment of the Bonus or part Bonus, to have:

(i)	sold to the Nominee beneficial ownership of a number of Shares the Allocation Price of which is equal to the Shortfall; and

(ii)	directed the Nominee to apply the amount due to the Executive under clause 7.3(c)(i) in reduction of the Loan. If, by reason of rounding of a number of Shares pursuant to clause 19.3, the amount due to the Executive is less than the Shortfall, Telecom shall pay the balance of the Shortfall;

(d)	if the Executive elects the alternative in clause 7.1(b), the Executive shall repay the Shortfall from the Executive’s own funds (which may be effected by way of deduction from the Executive’s salary).

Complete Acquisition

7.4	If a Complete Acquisition occurs, and the Executive elects, or is deemed to elect, the alternative in clause 7.1(a), then:

(a)	the number of Shares in respect of which the Executive is, pursuant to clause 11.1(b)(ii), to receive the consideration shall be a number calculated in accordance with clause 7.1(a), less (if an Employer Contribution is required to be made) a number calculated in accordance with clause 7.3(c)(i); and

(b)	if any Employer Contribution is required to be made, the Nominee will repay the Shortfall from the consideration received for the Executive’s Shares.

Capital Return

7.5	If a part Bonus is to be paid under clause 13.1(b)(iii) then the Executive shall not be required to make an election under clause 7.1, and:

(a)	the Nominee shall deduct from the amount payable to the Executive under clause 13.1(b)(ii):

(i)	any Employee Contribution; and

TELECOM RESTRICTED SHARE SCHEME

(ii)	any Shortfall; and

(b)	the Nominee shall repay the Shortfall.

Clause 7 Paramount

7.6	This clause 7 shall prevail over any other provision of this document. For the avoidance of doubt, this clause 7.6 does not prevent any amendment or alteration being made pursuant to clause 14 or clause 18.

8	Obligations of Nominee

8.1	The Nominee will:

(a)	hold in its name on trust for an Executive under the Scheme legal ownership of Shares allocated to the Executive;

(b)	pay to the Executive all Dividends received by the Nominee in respect of the Executive’s Shares (less all relevant withholdings); and

(c)	not exercise any voting rights attaching to those Shares.

TELECOM RESTRICTED SHARE SCHEME

PART III - TERMINATION OF EMPLOYMENT

9	Sale and Repayment

9.1	Where:

(a)	an Executive ceases to be Employed (unless the Executive immediately assumes further Employment or is on non-permanent leave of absence with employer approval);

(b)	an Executive purports to act in breach of clause 15.1; and/or

(c)	Telecom is put into liquidation (or suffers a similar event),

before the Transfer Date, the Executive will be deemed (subject to clause 9.3) immediately before Early Termination to have:

(d)	sold to the Nominee for the Total Price beneficial ownership of the Executive’s Shares; and

(e)	directed the Nominee (with effect from the Allocation Date) to apply the amount due to the Executive for the Shares in repayment of the Loan (this deemed direction discharging fully the Executive’s obligation to repay the Loan).

9.2	For the purpose of clause 9.1(d), Telecom and the Executive acknowledge that the Total Price is:

(a)	the value of the Shares; and

(b)	the lowest price they would have agreed for the Shares if payment had been required on the Allocation Date (in terms of the rules in the Income Tax Act 2004 concerning the accrual treatment of income and expenditure).

9.3	Where Early Termination:

(a)	is caused by the Executive’s death or Redundancy; and

(b)	occurs on or after the date half-way through the period from the Allocation Date to the Transfer Date,

Telecom may (but has no obligation whatever to) arrange for the Executive an early entitlement to part of the Bonus based on this formula:

part Bonus = Bonus x	N T

where

N is the number of days from the Allocation Date to the date of Early Termination (both inclusive)

TELECOM RESTRICTED SHARE SCHEME

T is the number of days from the Allocation Date to the Transfer Date (both inclusive).

Where Telecom does so, the Executive will be deemed to have directed (with effect from the Allocation Date) that the part Bonus be applied in part repayment of the Loan (this deemed direction discharging the Executive’s obligation to repay the Loan to the extent of the after tax amount of the part Bonus), and the Nominee will (subject to clause 7) transfer to the Executive the corresponding number of Shares it holds for the Executive (determined by dividing the part Bonus (after deducting tax at the highest marginal tax rate applying to the Executive) by the Allocation Price).

Clause 9.1 will otherwise apply to the balance of the Shares held by the Nominee for the Executive and the balance of the Loan.

TELECOM RESTRICTED SHARE SCHEME

PART IV - CORPORATE EVENTS

10	Complete Acquisition, Fundamental Change, Business Sale

10.1	If:

(a)	a Complete Acquisition or Fundamental Change occurs, clause 7.3 shall (subject to clause 11.2) apply in respect of all Executives and in respect of all Shares held by the Nominee for all Executives; or

(b)	a Business Sale occurs, clause 7.3 shall (subject to clause 11.2) apply in respect of Executives to which the definition of that term refers, and in respect of all Shares held by the Nominee for those Executives.

11	Early Transfer

11.1	If this clause 11 applies then (subject to clause 11.2):

(a)	the Executive will be entitled to the Bonus;

(b)	if a Complete Acquisition occurs:

(i)	the Executive will be deemed immediately before the Complete Acquisition to have transferred beneficial ownership of the Executive’s Shares to the Nominee, and directed (with effect from the Allocation Date) that the Bonus be applied in repayment of the Loan;

(ii)	the Nominee will (subject to clause 7.3) distribute as soon as practicable to the Executive all consideration received by the Nominee for the Executive’s Shares;

(c)	if a Fundamental Change or Business Sale occurs:

(i)	the Executive will be deemed to have directed (with effect from the Allocation Date) that the Bonus be applied in repayment of the Loan;

(ii)	the Nominee will (subject to clause 7) transfer to the Executive the Executive’s Shares.

A deemed direction by the Executive referred to in clause 11.1(b)(i) or 11.1(c)(i) shall discharge fully the Executive’s obligation to repay the Loan.

The Nominee will not, on any offer for Shares, exercise any right conferred on it under applicable takeover laws.

TELECOM RESTRICTED SHARE SCHEME

Excluded Shares

11.2	If on the occurrence of an event referred to in clause 7.2, the Nominee holds Excluded Shares for an Executive, clause 7.3 shall not apply in respect of those Excluded Shares, and

(a)	the Bonus payable to that Executive shall be reduced by the amount referred to in clause 11.3(b);

(b)	the references to the Executive’s Shares in clause 7.3 shall be deemed to exclude the Excluded Shares; and

(c)	clause 11.3 shall apply in respect of the Excluded Shares.

Treatment of Excluded Shares

11.3	Upon the occurrence of an event referred to in clause 7.2, each relevant Executive will be deemed to have:

(a)	sold to the Nominee beneficial ownership of the Executive’s Excluded Shares for a price equal to the Allocation Price of those Excluded Shares; and

(b)	directed the Nominee (with effect from the Allocation Date) to apply the amount due to the Executive for the Excluded Shares toward repayment of the Loan (this deemed direction discharging the Executive’s obligation to repay the Loan to the extent of that amount).

Board Discretion

11.4	The Board may at any time in its discretion determine (either generally or in respect of specific Executives or specific categories of Shares) that Shares which would otherwise be Excluded Shares in terms of the definition of that term, are not to be treated as Excluded Shares.

12	Capital Changes

12.1	If:

(a)	a Rights Offer occurs, the Nominee shall not accept that Rights Offer, but shall, if in the opinion of the Board it is practicable to do so, dispose of the Nominee’s rights under that Rights Offer, and account to each Executive for the consideration received on that disposal attributable to that Executive’s Shares (less all expenses of that disposal);

TELECOM RESTRICTED SHARE SCHEME

(b)	a Bonus Issue occurs, the Nominee shall hold the securities or other benefits received by the Nominee in respect of an Executive’s Shares for that Executive, and those rights or other benefits shall be deemed to form part of the Executive’s Shares;

(c)	a Capital Return occurs, clause 13 shall apply; or

(d)	any other Capital Change occurs, that Capital Change shall be dealt with in accordance with clause 14.

13	Capital Return

13.1	On the occurrence of a Capital Return:

(a)	if that Capital Return is on the basis that holders of Shares may elect whether or not to participate in it, the Nominee shall elect not to participate in it in respect of all Executive’s Shares;

(b)	if that Capital Return is on the basis that it applies to all holders of Shares, without any election by holders of Shares;

(i)	the number of Shares held by the Nominee for each Executive shall be reduced by the same ratio as the total number of Shares is reduced on the Capital Return;

(ii)	the Nominee shall (subject to clause 7.5) pay to each Executive the amount received by the Nominee on the Capital Return in respect of that Executive’s Shares;

(iii)	the Executive will be paid part of the Bonus based on this formula:

part Bonus = Bonus x	A B

Where

A	is the number of the Executive’s Shares which are cancelled on the Capital Return;

B	is the total number of the Executive’s Shares before the Capital Return; and

(iv)	the Executive will be deemed to have directed (with effect from the Allocation Date) that the part Bonus be applied in part repayment of the Loan (this deemed direction discharging the Executive’s obligation to repay the Loan to the extent of the after tax amount of the part Bonus).

TELECOM RESTRICTED SHARE SCHEME

14	Other Adjustment

14.1	If:

(a)	there occurs any offer for or acquisition of securities of Telecom, reconstruction or amalgamation affecting Telecom, Capital Change, disposal of businesses or assets of the Group, or other event of any nature which in the opinion of the Board affects or will affect the position or rights of, or benefits to, Executives, Telecom, the Nominee, or the Lender, in respect of the Scheme (collectively an “Event”); and

(b)	either that Event is not provided for under Scheme, or in the opinion of the Board the manner in which the Scheme applies on the occurrence of that Event produces a result which is inappropriate or unfair to Executives or to Telecom or to both, the Board may make such alterations to the rights, obligations, or benefits of Executives, Telecom, the Lender and/or the Nominee, and/or take or cause Telecom, the Lender, and/or the Nominee to take, such steps, as in the opinion of the Board are appropriate or desirable as a result of the occurrence of that Event. In making any decision under this clause in respect of a Capital Return, if it is intended that that return of capital constitutes a pro rata cancellation for the purposes of the Income Tax Act 2004, the Board shall have due regard to that requirement.

TELECOM RESTRICTED SHARE SCHEME

PART V - GENERAL

15	No divestment

15.1	An Executive may not (including by operation of law) transfer, assign, or otherwise dispose of or create any interest (including any security, or legal or equitable interest) in a Share held by the Nominee for the Executive (except as required by the Scheme).

15.2	Clause 9.1 will apply on any purported transfer, assignment, other disposition or creation of interest in breach of clause 15.1 (and the purported transfer, assignment, disposition or creation will be void).

16	Administration of Scheme

16.1	The Board will administer all aspects of the Scheme, including the offering of Shares. Any matter to be determined by Telecom will be determined as the Board sees fit in its sole discretion. The decision of the Board as to:

(a)	the exercise of any discretion conferred on the Board or Telecom by the Scheme;

(b)	the interpretation of this document;

(c)	any other matter touching upon the Scheme,

shall be conclusive and binding on Executives, Telecom, the Nominee and the Lender and shall not be capable of being challenged or appealed.

16.2	Without limiting clause 16.1, the Board may determine in its sole discretion:

(a)	whether a Fundamental Change has occurred; and

(b)	the date on which a Complete Acquisition or Fundamental Change occurred.

16.3	The Board may delegate (to the extent permitted by law) to any person (and revoke any delegation of) any or all of its powers, discretions, rights and obligations under the Scheme from time to time as it sees fit, and references to “Telecom” and the “Board” will be construed accordingly.

17	Rights attaching to Shares

17.1	Shares allocated to an Executive will rank equally with all other Shares at the Allocation Date, except for any dividend or other benefit in respect of Shares with a record date before the Allocation Date.

18	Amendment

18.1	Telecom may from time to time, subject to clause 18.2:

(a)	vary any term of an Executive’s participation in the Scheme, with the agreement of the Executive; or

TELECOM RESTRICTED SHARE SCHEME

(b)	amend the Scheme, if it considers that:

(i)	the interests of Executives are not materially prejudiced; or

(ii)	the amendment is fair and appropriate having regard to the proper interests of Executives, Telecom, and/or shareholders of Telecom; or

(c)	terminate the Scheme.

18.2	Telecom:

(a)	may not amend the Scheme (or vary any term of an Executive’s participation in the Scheme) if this would give rise to a Breach; but

(b)	may amend or terminate the Scheme if Telecom considers that this would avoid giving rise to a Breach.

18.3	Telecom will give notice of any amendment to or termination of the Scheme to all Executives affected.

19	Miscellaneous

19.1	References (direct or indirect) in the Scheme to actions or obligations of a Subsidiary (including the Lender) or the Nominee impose an obligation on (and enforceable against) Telecom to procure performance of those actions or obligations. A Subsidiary, the Lender and the Nominee may be one or more persons.

19.2	All actions (including directions) and consequences deemed to occur under the Scheme will occur irrevocably and unconditionally (subject to clause 18).

19.3	If a calculation under the Scheme produces a fraction of a cent or Share, the product will be rounded to the nearest whole number favourable to the Executive.

19.4	The Scheme represents all of the terms on which Shares are allocated under the Scheme, except those which Telecom implies to give effect to the Scheme.

19.5	No failure, delay or indulgence by Telecom in exercising any power or right conferred on it under the Scheme will operate as a waiver of that power or right; nor will a single exercise of a power or right preclude further exercises, or the exercise of any other power or right under the Scheme.

19.6	Any dispute which arises under the Scheme will be determined by Telecom. Telecom’s decision will be final.

TELECOM RESTRICTED SHARE SCHEME

19.7	All notices and other communications under the Scheme will be in writing and addressed to the recipient at the address or facsimile number from time to time designated by the recipient. Unless any other designations are given:

(a)	the addresses and facsimile numbers of Telecom and an Executive are those set out in the offer document; and

(b)	notices or communications to Telecom will be addressed and marked to the attention of Telecom’s Company Secretary.

Any notice or communication will be deemed to have been received:

(c)	at the time of delivery, if delivered by hand;

(d)	on the second Business Day after the date of mailing, if sent by post or airmail with postage prepaid; or

(e)	on the day on which confirmation of proper transmission is received (on transmission), if sent by facsimile.

19.8	The Scheme and the Loan will be governed by and construed in accordance with New Zealand law.

“Exhibit 4.4”

Telecom Share Rights Scheme – 2006

TELECOM SHARE RIGHTS SCHEME

1	NAME		1

2	GROUNDING		1
	2.2	Alignment	1
	2.3	Corporate Objective	1

3	KEY TERMS		1

4	COMMITTEE		2
	4.1	Administration	2
	4.2	Delegation	3

5	GRANTS		3
	5.1	Grants	3

6	REJECTION OF GRANT		3
	6.1	Opportunity	3
	6.2	Acknowledgement	3

7	EXERCISE OF OPTIONS		3
	7.1	Breach	3
	7.2	Lapse	3

8	PROCEDURE FOR EXERCISE		3
	8.1	Exercise Notice	3
	8.2	Payment	4
	8.3	Issue	4
	8.4	Committee’s Notice	4
	8.5	Effective Exercise	4
	8.6	Continued Breach	4

9	RIGHTS ON EXERCISE		4

10	ADJUSTMENTS		5
	10.1	Rights Issue	5
	10.2	Bonus Issue	5
	10.3	Reconstruction	5
	10.4	Exercise Date acceleration	5
	10.5	Continuation of Employment	5
	10.6	Share Cancellation	6

11	OTHER ADJUSTMENT		6
	11.1	If:	6

12	LAPSE OF OPTIONS		7
	12.1	Rejection of Grant	7
	12.2	Leave Prior to Exercise Date	7
	12.3	Leave After Exercise Date: Involuntary Event	7
	12.4	Leave After Exercise Date: Dismissal	7
	12.5	Leave After Exercise Date: Other Reason	7
	12.6	Option Lapse Date	7
	12.7	Breach	7
	12.8	Variation or Waiver	8

13	NO DIVESTMENT		8

14	AMENDMENT AND TERMINATION		8
	14.1	Committee’s Discretion	8
	14.2	Termination	8
	14.3	Breach	8
	14.4	Notice to Participants	8

TELECOM SHARE RIGHTS SCHEME

15	QUOTATION		8

16	MISCELLANEOUS		8
	16.1	Spirit of the Scheme	8
	16.2	Fractions	8
	16.3	Entire Agreement	9
	16.4	Delay	9
	16.5	Disputes	9
	16.6	Notice	9
	16.7	Governing Law	9
	16.8	Construction	9

Date: 15 May 2006 (amended 2 August 2007)

1	NAME

The name of this scheme is the Telecom Share Rights Scheme.

2	GROUNDING

The ultimate corporate objective is to create shareholder value (as measured by the sum of share price appreciation and dividend paid to shareholders). To do this, employees must develop and implement successful corporate and business-unit strategies. Employee incentivisation is critical to this process in two ways:

(i)	by supporting the strategies, management processes, organisation approaches and culture critical to creating shareholder value; and

(ii)	encouraging employees to continue into the future the same high levels of performance that they have demonstrated.

The Scheme:

2.2	Alignment

is intended to align the incentives for senior employees with the interests of Telecom’s shareholders; and

2.3	Corporate Objective

forms part of a Telecom corporate objective which seeks to build morale, retain good employees and promote decisions that will benefit Telecom shareholders by conferring on a selected group of employees a right to participate in the equity of Telecom.

3	KEY TERMS

Unless the context requires otherwise:

Breach means a breach of:

(i)	Telecom’s Constitution;

(ii)	the listing and/or other rules governing the Exchange or any other stock exchange on which Shares are quoted; and/or

(iii)	the Securities Amendment Act 1988, any other statute or regulation, or Telecom’s internal procedures for insiders;

Business Day means a day on which the Exchange is open for trading;

Commencement Date means the date from and including which a Participant is entitled to participate in the Scheme, specified in the Grant;

Committee means Telecom’s Human Resources/Compensation Committee or any other committee or person nominated by the board of directors of Telecom;

Employment means employment with a company in the Group;

Exchange means New Zealand Exchange Limited’s NZSX;

1

TELECOM SHARE RIGHTS SCHEME

Exercise Date means the first Business Day after the expiration of the period, specified in a Grant, from and including the Commencement Date, subject to clauses 10.4 and 10.5;

Exercise Notice means notice of the exercise of an Option;

Exercise Price means nil;

Group means Telecom and its subsidiaries;

Grant means the grant of an Option;

Involuntary Event means death, redundancy, unjustified dismissal, retirement at or after attaining normal retirement age, illness, accident, mental infirmity or physical infirmity;

Leave means to suffer termination of Employment by any means and for any reason, excluding:

(i)	termination primarily for the purpose of assuming further Employment; and

(ii)	non-permanent leave of absence with employer approval;

Live Option means an Option which has not been exercised, for which the Exercise Date has crystallised and which has not lapsed pursuant to clause 12;

Option means (subject to clause 10) an option to acquire a Share pursuant to this Scheme;

Option Lapse Date means the first day after the expiration of the period, specified in a Grant, from and including the Commencement Date;

Participant means an Employee to whom Options are granted;

Reconstruction means any consolidation, subdivision, cancellation, redemption, acquisition by Telecom or other rearrangement or reconstruction whatever of shares in Telecom which changes the proportionate interest in Telecom represented by a Share;

Scheme means the Telecom Share Rights Scheme recorded in this document as amended from time to time;

Share means an ordinary share in Telecom;

Share Cancellation means an arrangement to be effected by Telecom as a result of which:

(i)	one in nine Shares will be cancelled; and

(ii)	each holder of Shares will receive $4.88 for each cancelled Share.

Takeover means the acquisition by any means by any person (excluding Telecom) or group of associated persons of a legal or beneficial interest in 20% or more of all Shares; and

Telecom means Telecom Corporation of New Zealand Limited.

4	COMMITTEE

4.1	Administration

The Committee will administer all aspects of the Scheme, including the making of Grants. Any matter to be determined by the Committee will be determined as it sees fit in its sole discretion.

TELECOM SHARE RIGHTS SCHEME

4.2	Delegation

The Committee may delegate to any person (and revoke any delegation of) all or any of its powers, discretions, rights and obligations under the Scheme from time to time as it sees fit, and reference to the “Committee” will be construed accordingly.

5	GRANTS

5.1	Grants

The Committee may make a Grant to an Employee. Each Grant will:

(i)	specify the number of Options granted to the Employee;

(ii)	enclose a copy of the Scheme;

(iii)	specify the Commencement Date, the Exercise Price and the periods of years after which the Exercise Date and the Option Lapse Date fall;

(iv)	enclose an Options certificate; and

(v)	specify the period during which the Employee may reject the Grant.

6	REJECTION OF GRANT

6.1	Opportunity

A Participant may reject a Grant by giving the Committee notice, and returning to the Committee the Options certificate, within 40 Business Days after the Grant.

6.2	Acknowledgement

In retaining a Grant (and electing not to reject the Grant pursuant to clause 6.1), a Participant acknowledges that:

(i)	the terms of the Scheme are binding; and

(ii)	participation in the Scheme does not affect the terms of the Participant’s Employment. In no event will Telecom be deemed, by making a Grant or otherwise, to have represented that a Participant’s Employment will continue until and/or beyond the Exercise Date.

7	EXERCISE OF OPTIONS

Options may be exercised on the Exercise Date or any Business Day after the Exercise Date, unless:

7.1	Breach

the Committee considers that the exercise would give rise to a Breach; or

7.2	Lapse

the Option has lapsed pursuant to clause 12.

8	PROCEDURE FOR EXERCISE

8.1	Exercise Notice

A Participant may, as the Participant sees fit from time to time (subject to clause 7), exercise part or all of that Participant’s Options (subject to any minimum number or multiple of a number of Options prescribed by the Committee from time to time), by giving the Committee an Exercise Notice.

TELECOM SHARE RIGHTS SCHEME

8.2	Payment

Any Exercise Notice must be accompanied by:

(i)	the Options certificate; and

(ii)	(if applicable) a form requesting consent to acquire Shares, in terms of Telecom’s internal procedures for insiders.

8.3	Issue

Within five Business Days after the date on which the Committee receives:

(i)	an Exercise Notice;

(ii)	an Options certificate; and

(iii)	(if applicable) a form requesting consent to acquire Shares, in terms of Telecom’s internal procedures for insiders,

in accordance with this clause, Telecom will issue to the Participant Shares, unless clause 7 precludes the exercise of Options (if so, the Committee will give notice to the Participant accordingly and return the Options certificate).

8.4	Committee’s Notice

The Committee will give a further notice to a Participant who has been precluded (pursuant to clause 7.1) from exercising an Option, as soon as it considers that the exercise would no longer give rise to a Breach.

8.5	Effective Exercise

Notwithstanding clauses 12.3 to 12.6, but subject to clause 8.6, the Exercise Notice of a Participant precluded (pursuant to clause 7.1) from exercising an Option will take effect 10 Business Days after the date on which the Committee gives its notice pursuant to clause 8.4, if the Participant:

(i)	surrenders the Options certificate; and

(ii)	(if applicable) delivers a form requesting consent to acquire Shares, in terms of Telecom’s internal procedures for insiders,

during that period. If the Participant fails to do so, the Exercise Notice will be deemed to have been revoked.

8.6	Continued Breach

If the exercise of Options pursuant to clause 8.5 would give rise to a Breach, the Committee will proceed as if an Exercise Notice had been given pursuant to clause 8.1.

9	RIGHTS ON EXERCISE

Shares issued to Participants will be credited as fully paid and will rank pari passu in all respects with all Shares at the date of issue, except for any dividend declared on Shares where the record date occurs prior to issue.

TELECOM SHARE RIGHTS SCHEME

10	ADJUSTMENTS

10.1	Rights Issue

If, prior to the exercise of an Option, Telecom confers on the holders of Shares rights to acquire Shares (or other benefits or assets), and holders of Shares are able to sell those rights for consideration, Telecom shall pay to each Participant an amount (less any deductions or withholdings required by law) equal to the amount which that Participant would have received (after any expenses of sale) if the Participant had exercised all of the Participant’s Options before the record date for the offer of those rights, and had sold all of the rights relating to the Shares arising from the exercise of those Options on the first day on which it was possible to do so.

10.2	Bonus Issue

If, prior to the exercise of Options, Telecom issues Shares to the holders of Shares in a manner that maintains the existing relative voting and distribution rights of all holders of Shares, a Participant will be entitled on exercising the Options to receive additional Shares as if the Shares under the Grant received on exercising the Options had participated in the bonus issue.

10.3	Reconstruction

If, prior to the exercise of an Option, there is a Reconstruction, the Committee will adjust the number of Shares to be received on the exercise of Options and/or any other rights under the Options, to the extent required at the time of the Reconstruction under the applicable listing and/or other rules governing the Exchange or any other stock exchange on which Shares are quoted.

10.4	Exercise Date acceleration

Notwithstanding any other provision of the Scheme, if a Participant Leaves prior to the Exercise Date:

(i)	due to death or redundancy; and

(ii)	on or after the date half-way through the period from the Commencement Date to the Exercise Date,

the Committee may (but has no obligation whatever to) deem the Exercise Date to have occurred, on the day immediately prior to the date on which the Participant Leaves, for a number of the Participant’s Options based on this formula:

number of Options = number of all of the Participant’s Options x	n t

where

n is the number of days from the Commencement Date to the date on which the Participant Leaves (both inclusive)

t is the number of days from the Commencement Date to the (original) Exercise Date (both inclusive).

Where the Committee does so, those Options will lapse on the first day after the expiration of 12 months from and including the date on which the Participant Leaves.

10.5	Continuation of Employment

Where a Participant ceases to be in Employment for the purposes of the Scheme, but continues in employment with either:

(i)	a company that was but has ceased to be a Group company; or

TELECOM SHARE RIGHTS SCHEME

(ii)	an entity that has acquired that Group company or all or part of the business of Telecom or a Group company,

(each an Entity) the Committee may (but has no obligation whatever to) declare that the Participant shall be deemed to remain in Employment for the purposes of the Scheme for so long as the Participant is employed by that Entity. Where the Committee does so declare:

(iii)	the Exercise Date for such Participant’s Options as is determined by the Committee shall be either the earlier of:

(a)	the Exercise Date specified in the Grant; or

(b)	the date that is 12 months after the date the Participant ceases to be in Employment (the Cessation Date); or

(c)	another date determined by the Committee not being more than the date that is 12 months after the Cessation Date; and

(iv)	notwithstanding clause 12, all the Participant’s Live Options (irrespective of when the Exercise Date for the relevant Live Options occurred) will lapse on the earlier of the date the Participant Leaves employment with the Entity, the relevant Option Lapse Date(s) and the date that is 12 months after the Cessation Date, provided that no Participant that is declared to be deemed to remain in Employment under this clause shall be entitled to any further Grant following the Cessation Date unless that Participant actually enters Employment.

10.6	Share Cancellation

On the occurrence of the Share Cancellation:

(i)	clause 10.3 shall not apply;

(ii)	one in nine of each Participant’s Options will be cancelled; and

(iii)	Telecom shall pay to each Participant the amount (less any deductions or withholdings required by law) which that Participant would have received if that Participant had exercised all of that Participant’s Options, and the Shares resulting from that exercise had participated in the Share Cancellation.

11	OTHER ADJUSTMENT

11.1	If:

(i)	there occurs any offer for or acquisition of securities of Telecom, reconstruction or amalgamation affecting Telecom, change in the capital structure of Telecom, disposal of businesses or assets of the Group, or other event of any nature which in the opinion of the Committee affects or will affect the position or rights of, or benefits to, Participants or Telecom, in respect of the Scheme (collectively an Event); and

(ii)

either that Event is not provided for under Scheme, or in the opinion of the Committee the manner in which the Scheme applies on the occurrence of that Event produces a result which is inappropriate or unfair to Participants or to Telecom or to both,

TELECOM SHARE RIGHTS SCHEME

the Committee may, notwithstanding anything else in the Scheme, make such alterations to the rights, obligations, or benefits of Participants, Telecom, (including without limitation adjusting the number of Options or Exercise Date), and/or take or cause Telecom to take, such steps, as in the opinion of the Committee are appropriate or desirable as a result of the occurrence of that Event.

12	LAPSE OF OPTIONS

12.1	Rejection of Grant

If a Participant rejects a Grant under clause 6.1, the Options under the Grant will lapse immediately.

12.2	Leave Prior to Exercise Date

If a Participant Leaves prior to the Exercise Date, the Participant’s Options will lapse immediately, subject to clauses 10.4 and 10.5.

12.3	Leave After Exercise Date: Involuntary Event

If a Participant Leaves due to an Involuntary Event or within six months from and including the date of a Takeover, the Participant’s Live Options (if any) will lapse on the first day after the expiration of one year from and including the date on which the Participant Leaves or on the Option Lapse Date, whichever is the earlier.

12.4	Leave After Exercise Date: Dismissal

Subject to clause 12.3, if a Participant Leaves due to dismissal, the Participant’s Live Options (if any) will lapse immediately.

12.5	Leave After Exercise Date: Other Reason

If a Participant Leaves due to a reason other than the reasons referred to in clauses 12.3 and 12.4, the Participant’s Live Options (if any) will lapse on the first day after the expiration of three months from and including the date on which the Participant Leaves or on the Option Lapse Date, whichever is the earlier.

12.6	Option Lapse Date

A Live Option, which has not lapsed pursuant to clauses 12.3 to 12.5 (which, for the avoidance of doubt, are subject to clause 8.5) or 12.7, lapses on the Option Lapse Date, subject to clauses 8.5 and 12.7.

12.7	Breach

Notwithstanding clauses 12.3 to 12.6, if, after the period of six months from the date on which it first gives notice pursuant to clause 8.3, the Committee considers that it is still unable to give notice in respect of an Option pursuant to clause 8.4 and/or the exercise of Options pursuant to clause 8.5 would give rise to a Breach, then Telecom is in default under the Scheme. Where Telecom is in default under this clause, the Participant and Telecom acknowledge and agree the following:

(i)	Telecom must pay the Participant liquidated damages in the sum equal to the average end of day market price of Shares on the Exchange for the Business Days in the month immediately preceding the date of the Exercise Notice given by the Participant pursuant to clause 8.1, within ten Business Days; and

(ii)	that the amount payable under clause 12.7(i) is a genuine pre-estimate of the damages the Participant is likely to suffer as a result of the default;

(iii)	that on payment of the amount under clause 12.7(i), all rights that Participant has to specific performance, compensation for breach, loss or damages, or any other remedy are waived and/or extinguished and that the Live Option will lapse immediately.

TELECOM SHARE RIGHTS SCHEME

12.8	Variation or Waiver

The Committee may, in its absolute discretion, vary or waive the application of clauses 12.1 to 12.7 both inclusive either generally or in relation to individual Participants.

13	NO DIVESTMENT

No Participant may transfer, assign, or otherwise dispose of or create any interest (including any security, legal or equitable interest) in an Option, without the prior written consent of the Committee.

14	AMENDMENT AND TERMINATION

14.1	Committee’s Discretion

Subject to clause 14.3, the Committee may from time to time:

(i)	vary any term of a Participant’s participation in the Scheme, with the agreement of the Participant; or

(ii)	amend the Scheme, if the Committee considers that the interests of Participants affected are not materially prejudiced.

14.2	Termination

Subject to clause 14.3, the Committee may terminate the Scheme.

14.3	Breach

The Committee:

(i)	may not amend (or vary any term of a Participant’s participation in), or terminate, the Scheme if this would give rise to a Breach; but

(ii)	may amend or terminate the Scheme if the Committee considers that this would avoid giving rise to a Breach.

14.4	Notice to Participants

The Committee will give notice of any amendment to or termination of the Scheme to all Participants affected. Similarly, the Committee will give notice of any adjustment under clause 10 to all Participants affected.

15	QUOTATION

Options will not be quoted on a stock exchange.

16	MISCELLANEOUS

16.1	Spirit of the Scheme

If any circumstance arises which might result in the spirit and intent of the Scheme not being fulfilled, the Committee will use all reasonable endeavours to effect any modification to the Scheme required to preserve that spirit and intent.

16.2	Fractions

If a calculation or adjustment under the Scheme produces a fraction of a cent or Share, the product will be rounded to the nearest whole number favourable to the Participant.

TELECOM SHARE RIGHTS SCHEME

16.3	Entire Agreement

The Scheme represents all of the terms on which Options are issued and exercised and Shares issued under the Scheme, except those which the Committee reasonably implies to give effect to the Scheme.

16.4	Delay

No failure, delay or indulgence by the Committee in exercising any power or right conferred on it under the Scheme will operate as a waiver of that power or right; nor will a single exercise of a power or right preclude further exercises, or the exercise of any other power or right under the Scheme.

16.5	Disputes

Any dispute which arises under the Scheme will be determined by the Committee. The Committee’s decision will be final.

16.6	Notice

All notices and communications required to be given or made under the Scheme will be in writing and addressed to the recipient at the address or facsimile number from time to time designated by the recipient. Unless any other designations are given, the addresses and facsimile numbers of Telecom and a Participant are those (if any) set out in the relevant Grant. Any notice or communication will be deemed to have been received:

(i)	at the time of delivery, if delivered by hand;

(ii)	on the second Business Day after the date of mailing, if sent by post or airmail with postage prepaid; or

(iii)	on the day on which confirmation of proper transmission is received (on transmission), if sent by facsimile.

16.7	Governing Law

The Scheme will be governed by and construed in accordance with New South Wales law.

16.8	Construction

Unless the context requires otherwise:

(i)	the singular includes the plural and vice versa, and words importing any gender include the other genders;

(ii)	a reference to a “person” includes any individual, partnership, committee and incorporated or unincorporated body (whether or not having a separate legal personality);

(iii)	a reference to an “amendment” includes any deletion or addition;

(iv)	a reference to an enactment (statute or regulation) includes enactments in New Zealand and in any other jurisdiction affecting the Scheme, and is a reference to that enactment as amended, or any enactment substituted for that enactment;

(v)	where a word or expression is defined in the Scheme, other parts of speech and grammatical forms of that word or expression have a corresponding meaning; and

a reference to a person includes its successors and permitted assigns.

“Exhibit 4.5”

THE TELECOM SHARE RIGHTS SCHEME - 2007

TELECOM SHARE RIGHTS SCHEME

PART I - PRELIMINARY AND INTERPRETATION		1
1	Preliminary	1
2	Interpretation	1

PART II - OPERATION OF THE SCHEME		4
3	Grants	4
4	Rejection Of Grant	4
5	Exercise of Options	4
6	Procedure for Exercise and Lapse	5
7	Rights on Exercise	6

PART III - TERMINATION OF EMPLOYMENT		7
8	Termination of Employment	7

PART IV - CORPORATE EVENTS		8
9	Application of clause 10	8
10	Early Exercise	8
11	Capital Changes	8
12	Other Adjustment	9
13	No Divestment	11
14	Administration of Scheme	11
15	Amendment	11
16	Miscellaneous	12

Date: 2 August 2007

PART I - PRELIMINARY AND INTERPRETATION

1	Preliminary

1.1	This is the Telecom Share Rights Scheme 2007.

1.2	This document applies to grants to Executives made after 2 August 2007.

2	Interpretation

2.1	In this document unless the context otherwise requires:

Board means the board of directors of Telecom from time to time

Bonus Issue means any distribution or allocation of securities or other benefits (other than cash) to Shareholders for which Shareholders are not to provide consideration

Breach means a breach of Telecom’s Constitution, the listing and/or other rules governing the Exchange or any other stock exchange on which Shares are quoted, and/or any statute, regulation or Telecom’s internal procedures for insiders

Business Day means a day on which the Exchange is open for trading

Business Sale means, in respect of an Executive:

(a)	the Subsidiary by which that Executive is employed is disposed of to a person not a member of the Group; or

(b)	the business in which that Executive is employed is disposed of to a person not a member of the Group and the Executive, as a result of that disposal, becomes an employee of that person or of an associate of that person

Capital Change means a Rights Offer, Bonus Issue, Capital Return, or any other reconstruction of, or adjustment to, the capital or capital structure of Telecom of any nature

Capital Return means any payment of cash to Shareholders which is, or is to be, accompanied by a reduction in the number of Shares, or the proportion of economic interest in Telecom, held by Shareholders to which the Capital Return applies

Commencement Date means the date from and including which an Executive is entitled to participate in the Scheme, specified in the Grant

Complete Acquisition means any transaction or arrangement which has one of the following results:

(a)	any person becomes entitled to exercise a right of compulsory acquisition in respect of Shares; or

(b)	all of the Shares are acquired by a person, or by a person and that person’s associates; or

1

(c)	all of the Shares are cancelled, cease to exist, or are transferred or exchanged, and in substitution for Shares the Nominee receives or is to receive cash, securities, or other benefits

Dividend means a payment of cash in respect of Shares which is not a Capital Return

Employment means employment by Telecom or a Subsidiary

Event has the meaning in clause 12

Exchange means New Zealand Exchange Limited’s NZSX

Excluded Options means at any date (subject to clause 10.3) Options:

(a)	the Grant of which took place less than one year before that date; and

(b)	the Exercise Date of which is more than one year after that date

Executive means an executive who is Employed

Exercise Date means the first Business Day after the expiration of the period, specified in a Grant, after which options may be exercised

Exercise Notice means notice of the exercise of an Option

Exercise Price means nil

Fundamental Change means the occurrence of one of the following events:

(i)	control of 50% or more of the voting rights in Telecom is held by one person or by one person and that person’s associates; or

(ii)	all or a material part of the business of the Group is disposed of to a person not a member of the Group by one transaction or a series of related transactions, or any reconstruction or merger affecting Telecom occurs (not being a Complete Acquisition), and as a result of that disposal, reconstruction, or merger there is in the opinion of the Board a change in the essential nature of the business of the Group, if (but only if) the Board determines that as a result of the occurrence of that event Options held by the Executives should become exercisable

Grant means the grant of an Option

Group means Telecom and its subsidiaries

Option means an option to acquire a Share pursuant to the Scheme

Option Lapse Date means the first Business Day after the expiration of the period, specified in a Grant, after which Options are to lapse

Redundancy means the termination of Employment of an Executive by reason of that Executive’s position becoming surplus to the Group’s requirements, or any other involuntary termination of an Executive’s Employment which the Board in its discretion determines constitutes redundancy, but does not include termination of Employment in the course of a Business Sale

Rights Offer means any offer of securities or benefits to Shareholders for which Shareholders are to provide consideration

Scheme means the Telecom Share Rights Scheme 2007

Share means an ordinary share in Telecom

Shareholder means a holder of a Share

Subsidiary means a subsidiary of Telecom

Telecom means Telecom Corporation of New Zealand Limited.

2.2	In the definitions of “Complete Acquisition” and “Fundamental Change “ the expressions “associate”, “control” and “voting right” have the meaning in the Takeovers Code 2001.

2.3	In this document:

(a)	the singular includes the plural and vice versa, and words importing any gender include the other genders;

(b)	a reference to a person includes any individual, partnership, committee and incorporated or unincorporated body (whether or not having a separate legal personality);

(c)	a reference to amend includes modify, delete, add and vary;

(d)	a reference to apply includes apply under assignment or set off;

(e)	where a word or expression is defined, other parts of speech and grammatical forms of that word or expression have a corresponding meaning;

(f)	a reference to the Scheme means the Scheme as amended from time to time;

(g)	a reference to a person includes its successors and permitted assigns; and

(h)	headings are inserted for convenience only and shall be ignored in interpretation.

PART II - OPERATION OF THE SCHEME

3	Grants

3.1	The Board may make a Grant to an Executive. Each Grant will:

(a)	specify the number of Options granted to the Employee;

(b)	enclose a copy of the Scheme;

(c)	specify the Commencement Date, the Exercise Price and the periods of years after which the Exercise Date and the Option Lapse Date fall;

(d)	enclose an Options certificate; and

(e)	specify the period during which the Executive may reject the Grant.

4	Rejection Of Grant

4.1	Opportunity

An Executive may reject a Grant by giving the Board notice, and returning to the Board the Options certificate, within 40 Business Days after the Grant. If an Executive rejects a Grant, the Options the subject of that Grant will lapse immediately.

4.2	Acknowledgement

In retaining a Grant (and electing not to reject the Grant pursuant to clause 4.1), an Executive acknowledges that:

(a)	the terms of the Scheme are binding; and

(b)	participation in the Scheme does not affect the terms of the Executive’s Employment. In no event will Telecom be deemed, by making a Grant or otherwise, to have represented that an Executive’s Employment will continue until and/or beyond the Exercise Date.

5	Exercise of Options

5.1	Options may be exercised on the Exercise Date or any Business Day after the Exercise Date, unless:

(a)	the Board considers that the exercise would give rise to a Breach; or

(b)	the Option has lapsed.

6	Procedure for Exercise and Lapse

6.1	Exercise Notice

An Executive may, as the Executive sees fit from time to time (subject to clause 7), exercise part or all of that Executive’s Options (subject to any minimum number or multiple of a number of Options prescribed by the Board from time to time), by giving the Board an Exercise Notice.

6.2	Payment

Any Exercise Notice must be accompanied by:

(a)	the Options certificate; and

(b)	(if applicable) a form requesting consent to acquire Shares, in terms of Telecom’s internal procedures for insiders.

6.3	Issue

Within five Business Days after the date on which the Board receives:

(a)	an Exercise Notice;

(b)	an Options certificate; and

(c)(if	applicable) a form requesting consent to acquire Shares, in terms of Telecom’s internal procedures for insiders,

in accordance with this clause, Telecom will issue to the Executive Shares, unless clause 5 precludes the exercise of Options (if so, the Board will give notice to the Participant accordingly and return the Options certificate).

6.4	Board Notice

The Board will give a further notice to an Executive who has been precluded (pursuant to clause 5.1(a)) from exercising an Option, as soon as it considers that the exercise would no longer give rise to a Breach.

6.5	Effective Exercise

Subject to clause 6.6, the Exercise Notice of an Executive precluded (pursuant to clause 5.1(a)) from exercising an Option will take effect 10 Business Days after the date on which the Board gives its notice pursuant to clause 6.4, if the Executive:

(a)	surrenders the Options certificate; and

(b)	(if applicable) delivers a form requesting consent to acquire Shares, in terms of Telecom’s internal procedures for insiders,

during that period. If the Executive fails to do so, the Exercise Notice will be deemed to have been revoked.

6.6	Continued Breach

If the exercise of Options pursuant to clause 6.5 would give rise to a Breach, the Board will proceed as if an Exercise Notice had been given pursuant to clause 6.1.

6.7	Breach

If, after the period of six months from the date on which it first gives notice pursuant to clause 6.3, the Board considers that it is still unable to give notice in respect of an Option pursuant to clause 6.4 and/or the exercise of Options pursuant to clause 6.5 would give rise to a Breach, then Telecom is in default under the Scheme. Where Telecom is in default under this clause, the Executive and Telecom acknowledge and agree the following:

(a)	Telecom must pay the Executive liquidated damages in the sum equal to the volume weighted average market price of Shares on the Exchange for the Business Days in the month immediately preceding the date of the Exercise Notice given by the Executive pursuant to clause 6.1, within ten Business Days; and

(b)	that the amount payable under clause 6.7(a) is a genuine pre-estimate of the damages the Executive is likely to suffer as a result of the default;

(c)	that on payment of the amount under clause 6.7(a), all rights that Executive has to specific performance, compensation for breach, loss or damages, or any other remedy are waived and/or extinguished and the Executive’s Options will lapse immediately.

6.8	Option Lapse Date

Each Option lapses, and ceases to be exercisable, on the Option Lapse Date of that Option.

7	Rights on Exercise

7.1	Shares issued to Executives will be credited as fully paid and will rank pari passu in all respects with all Shares at the date of issue, except for any dividend or other benefit in respect of Shares where the record date occurs prior to issue.

PART III - TERMINATION OF EMPLOYMENT

8	Termination of Employment

Cessation of Employment

8.1	If an Executive ceases to be Employed (unless the Executive immediately assumes further Employment or is on non-permanent leave of absence with employer approval), all of the Executive’s Options shall lapse immediately, subject to clause 8.2.

Redundancy, etc

8.2	If an Executive’s cessation of Employment:

(a)	is caused by the Executive’s death or Redundancy; and

(b)	occurs on or after the date half way through the period from the Grant of Options (“Specified Options”) to the Exercise Date of those Options,

the Board may (but has no obligation whatever to) permit the Executive to exercise a number of Options calculated in accordance with the following formula:

number of Options = number of Specified Options x	N
T

Where:

N	is the number of days from the Grant of the Specified Options to the date the Executive ceases employment

T	is the number of days from the Grant of the Specified Options to the Exercise Date of the Specified Options.

If the Board elects to permit the Executive to exercise Options pursuant to this clause, it may fix the Exercise Date for those Options as such date after the Executive ceases to be Employed as the Board decides. Those Options shall lapse one month after the Exercise Date so fixed.

PART IV - CORPORATE EVENTS

9	Application of clause 10

9.1	Clause 10.1 shall (subject to clause 10.2) apply:

(a)	on the occurrence of a Complete Acquisition, or if the Board determines in its discretion that a Complete Acquisition is to occur, in respect of all Executives and in respect of all Options;

(b)	on the occurrence of a Fundamental Change, in respect of all Executives and in respect of all Options;

(c)	on the occurrence of a Business Sale, in respect of Executives to which the definition of that term applies and in respect of all Options held by those Executives.

10	Early Exercise

10.1	If pursuant to clause 9.1 this clause 10.1 applies then (subject to clause 10.2):

(a)	the Exercise Date shall be deemed to have occurred on a date fixed by the Board. That date shall be:

(i)	in the case of a Complete Acquisition such date as the Board in its discretion considers appropriate to enable each Executive to have an opportunity to exercise that Executive’s Options so that the Shares resulting from that exercise will participate in the Complete Acquisition; or

(ii)	in the case of a Fundamental Change or Business Sale, such date as soon as practicable after that event as the Board in its discretion considers appropriate;

(b)	the Options shall lapse on the date one month after the Exercise Date so fixed.

10.2	Clause 10.1 shall not apply in respect of Excluded Options. Excluded Options shall lapse immediately upon the occurrence of an event specified in clause 9.1.

10.3	The Board may at any time in its discretion determine that (either generally or in respect of specified Executives or specified categories of Options) Options which would otherwise be Excluded Options, in terms of the definition of that term, are not to be treated as Excluded Options.

11	Capital Changes

11.1	If before the exercise of Options:

(a)

(i)	a Rights Offer occurs; and

(ii)	Shareholders are able to sell their rights under that Rights Offer for consideration,

Telecom shall pay to each Executive an amount (less any deductions or withholdings required by law) equal to the amount which that Executive would have received (after any expenses of sale) if the Executive had exercised all of the Executive’s Options before the record date for the Rights Offer, and had sold all of the rights under the Rights Offer relating to the Shares arising from the exercise of those Options on the first day on which it was possible to do so;

(b)	a Bonus Issue occurs, then upon exercise of Options (but not otherwise) Telecom shall issue to the Executive the Shares or other securities or benefits to which the Executive would have been entitled if on the record date for the Bonus Issue the Executive had been the holder of a number of Shares equal to the number which the Executive would have held if the Executive had exercised those Options immediately before the record date for the Bonus Issue;

(c)	a Capital Return occurs, and that Capital Return is on the basis that it applies to all holders of Shares, without any election by holders of Shares;

(i)	each Executive’s Options shall be reduced in the same ratio as holdings of Shares are reduced on the Capital Return; and

(ii)	Telecom shall pay to each Executive the amount (less any deductions or withholdings required by law) which that Executive would have received if that Executive had exercised all of that Executive’s Options, and the Shares resulting from that exercise had participated in the Capital Return;

(d)	any other Capital Change occurs, that Capital Change shall be dealt with in accordance with clause 12.

12	Other Adjustment

12.1	If:

(a)	there occurs any offer for or acquisition of securities of Telecom, reconstruction or amalgamation affecting Telecom, Capital Change, disposal of businesses or assets of the Group, or other event of any nature which in the opinion of the Board affects or will affect the position or rights of, or benefits to, Executives or Telecom in respect of the Scheme (collectively an “Event”); and

(b)	either that Event is not provided for under Scheme, or in the opinion of the Board the manner in which the Scheme applies on the occurrence of that Event produces a result which is inappropriate or unfair to Executives or to Telecom or to both, the Board may make such alterations to the rights, obligations, or benefits of Executives or Telecom and/or take or cause Telecom to take such steps, as in the opinion of the Board are appropriate or desirable as a result of the occurrence of that Event.

PART V - GENERAL

13	No Divestment

13.1	An Executive may not (including by operation of law) transfer, assign, or otherwise dispose of or create any interest (including any security, or legal or equitable interest) in an Option.

14	Administration of Scheme

14.1	The Board will administer all aspects of the Scheme, including the offering of Shares. Any matter to be determined by Telecom will be determined as the Board sees fit in its sole discretion. The decision of the Board as to:

(a)	the exercise of any discretion conferred on the Board or Telecom by the Scheme;

(b)	the interpretation of this document;

(c)	any other matter touching upon the Scheme,

shall be conclusive and binding on Executives and Telecom and shall not be capable of being challenged or appealed.

14.2	Without limiting clause 14.1, the Board may determine in its sole discretion:

(a)	whether a Fundamental Change has occurred; and

(b)	the date on which a Complete Acquisition or Fundamental Change occurred.

14.3	The Board may delegate (to the extent permitted by law) to any person (and revoke any delegation of) any or all of its powers, discretions, rights and obligations under the Scheme from time to time as it sees fit, and references to “Telecom” and the “Board” will be construed accordingly.

15	Amendment

15.1	Telecom may from time to time, subject to clause 15.2:

(a)	vary any term of an Executive’s participation in the Scheme, with the agreement of the Executive; or

(b)	amend the Scheme, if it considers that:

(i)	the interests of Executives are not materially prejudiced; or

(ii)	the amendment is fair and appropriate having regard to the proper interests of Executives, Telecom, and/or shareholders of Telecom;

(c)	terminate the Scheme.

15.2	Telecom:

(a)	may not amend the Scheme (or vary any term of an Executive’s participation in the Scheme) if this would give rise to a Breach; but

(b)	may amend or terminate the Scheme if Telecom considers that this would avoid giving rise to a Breach.

15.3	Telecom will give notice of any amendment to or termination of the Scheme to all Executives affected.

16	Miscellaneous

16.1	All actions (including directions) and consequences deemed to occur under the Scheme will occur irrevocably and unconditionally (subject to clause 15).

16.2	If a calculation under the Scheme produces a fraction of a cent or Share, the product will be rounded to the nearest whole number favourable to the Executive.

16.3	The Scheme represents all of the terms on which Options are issued and exercised under the Scheme, except those which Telecom implies to give effect to the Scheme.

16.4	No failure, delay or indulgence by Telecom in exercising any power or right conferred on it under the Scheme will operate as a waiver of that power or right; nor will a single exercise of a power or right preclude further exercises, or the exercise of any other power or right under the Scheme.

16.5	Any dispute which arises under the Scheme will be determined by Telecom. Telecom’s decision will be final.

16.6	All notices and other communications under the Scheme will be in writing and addressed to the recipient at the address or facsimile number from time to time designated by the recipient. Unless any other designations are given:

(a)	the addresses and facsimile numbers of Telecom and an Executive are those set out in the offer document; and

(b)	notices or communications to Telecom will be addressed and marked to the attention of Telecom’s Company Secretary.

Any notice or communication will be deemed to have been received:

(c)	at the time of delivery, if delivered by hand;

(d)	on the second Business Day after the date of mailing, if sent by post or airmail with postage prepaid; or

(e)	on the day on which confirmation of proper transmission is received (on transmission), if sent by facsimile.

The Scheme will be governed by and construed in accordance with New Zealand law.

“Exhibit 4.8”

27 June 2007

Mr Paul Reynolds

Dear Paul

OFFER OF EMPLOYMENT

I am delighted to offer you employment with Telecom as the Chief Executive Officer. This offer is conditional on you obtaining the correct work visa and permit.

In addition to the terms and conditions set out in the Employment Agreement, you will also be entitled to the following benefits:

•	Legal and accounting fees incurred in relation to obtaining advice on the Employment Agreement up to a maximum of $20,000;

•	Taxation advice for the first 2 years of employment up to a maximum of $6,000 per annum;

•	Up to 10 business class flights per year between New Zealand and the UK for use by you and your immediate family during the first three years of your employment;

•

All reasonable relocation expenses incurred by you and your immediate family in relocating from the UK to New Zealand. Relocation expenses need to be approved in advance by the Company in line with standard policy;

•

If Telecom terminates your employment on notice or you terminate your employment due to a “fundamental change” (refer Employment Agreement) within 3 years of your commencing employment then Telecom will reimburse all reasonable relocation expenses incurred by you and your immediate family should you choose to relocate to the UK within 6 months of termination. Relocation expenses need to be approved in advance by the Company in line with standard policy;

•	Reimbursement of personal accommodation costs up to $100,000 per annum for the first two years of employment. This will be reviewable at the end of this two year period.

As provided for in the Employment Agreement you will participate in an Annual Performance Incentive (API) and a Long Term Incentive (LTI). Further details of the API and LTI schemes will be determined and documented by Telecom in appropriate scheme rules. All proposed issues of equity are subject to shareholder and regulatory approval. If any such approval is not forthcoming then each right/entitlement would be paid in cash at the equivalent value but subject to the same terms and conditions to which any equity would have been subject. The cash equivalent would be payable at the same time as any rights/entitlements in respect of equity would have vested.

A summary of the key design features of each of the schemes is as follows:

Annual Performance Incentive

Scheme summary

An API will be paid based on performance objectives set by the Board annually in consultation with the Executive. Those performance objectives will be set in a way that is fair to you in all the circumstances including taking into account both financial and non-financial criteria as well as the extent to which you have the power to influence the performance objectives. The API awarded, if any, will be determined by the Board based on Telecom and CEO performance against annual performance targets. Over-achievement of the targets may result in a maximum payment up to 175% of the target value.

An API award will be delivered 60% in cash and 40% in restricted shares (subject to shareholder approval) following the end of the financial year. The number of restricted shares to be awarded will be determined by dividing the after tax value of 40% of the award by the average closing share price for the 20 trading days prior to the date of issue. Shares granted will be restricted from sale or disposal for three years from grant, but will transfer to the benefit of the Executive on termination date if Telecom terminates employment on notice or employment is terminated by you following a “fundamental change”. Dividends will be payable on these restricted shares.

The actual performance measures for the 2007/08 API will be set by the Board in consultation with you by 30 September 2007. The measures will reflect the financial and non-financial performance objectives for the financial year and are likely to include EBITDA, capex, regulatory outcomes, transformation objectives and NZ & Australian business performance.

Long-term incentive

Scheme summary

LTI will be delivered initially as a grant of performance share rights with a zero-exercise price, subject to the approval of shareholders.

Allocation

The number of share rights issued will be calculated by dividing the LTI amount by the average closing share price for the 20 trading days prior to the effective date of the issue. The initial effective date will be the commencement date. Subsequent grants will be made in September each year.

Vesting Periods

For the initial grant of LTI only, one-third of the share rights will be eligible for vesting after 1 year, another one-third will be eligible for vesting after two years and the final one-third of the share rights will be eligible for vesting after three years. Subsequent grants of share rights are expected to be eligible for vesting after three years.

Vesting Conditions

The ability to vest any of the share rights and the number of share rights that will vest following the end of the vesting period is dependent on achievement of the performance hurdles. Unvested share rights will automatically lapse. No value will accrue to you unless Telecom’s Total Shareholder Return (TSR) meets the 50th percentile of a peer comparator group at the end of the restricted period. If on the vesting date Telecom TSR performance is equal to the 50th percentile of the comparator group then half the performance rights in a tranche become exercisable, increasing on a straight line basis such that all performance rights in a tranche may be exercised if Telecom TSR is at or above the 75th percentile of the TSR of the comparator group.

In assessing whether the performance hurdles for each grant have been met, Telecom will obtain independent data from external advisors to provide both Telecom’s TSR growth from the commencement of each grant and that of the comparator group companies. Telecom’s performance against the hurdle will then be determined by ranking each company in the peer group and Telecom in order of TSR growth from the date of issue to the date of testing for each grant. The comparator group will be determined based on advice from the external advisors.

Termination Conditions

If Telecom terminates employment on notice or you terminate your employment following a “fundamental change” then those grants of LTI that are more than halfway through their restricted period will vest on a pro-rata basis. In all other termination situations unvested grants of LTI will lapse.

Taxation (General)

To the extent possible, TCNZ agrees that all cash remuneration provided to the Executive can be salary sacrificed by the Executive and, to the extent that there is any tax benefit from doing so, it shall be to the benefit of the Executive

TCNZ and the Executive agree that the Executive can elect to receive an amount of his cash remuneration provided for under this agreement by way of employer contribution to a designated retirement fund(s). To the extent that the Executive does so elect, the tax cost to TCNZ, if any, shall be accurately factored into the Executive’s remuneration such that any reduced tax cost payable in relation to making such a contribution over deriving the remuneration directly shall be to the benefit of the Executive.

The legal form of arrangements to be entered into by TCNZ and the Executive in relation to implementing any benefit involving restricted shares that this is effected by means of a gross bonus payment, PAYE to be deducted and the after tax amount applied by the Executive in the purchase of the shares. To the extent that the restricted shares do not vest, the Executive shall only be required to give back to TCNZ the relevant restricted shares (for no consideration) and to repay to TCNZ only that of the relevant PAYE payment made by TCNZ that the Executive is able to obtain a refund from Inland Revenue (at that the time that refund is obtained).

Conclusion

You are entitled to a reasonable opportunity to seek independent advice regarding the proposed terms and conditions of your employment before signing the Agreement.

If you wish to accept this offer of employment, then please sign both copies of the Employment Agreement and return one copy to us. You should retain the other copy for your records.

If you have any questions please do not hesitate to contact us.

Yours sincerely

Wayne Boyd

Chairman

Board of Directors

Telecom Corporation of New Zealand

In executing this letter, I Paul Reynolds agree that I have read and understood the provisions of this employment agreement. I have been advised that I am entitled to seek independent advice regarding the terms and conditions of this employment agreement and I have been given a reasonable opportunity to do so. I hereby accept this offer of employment on the terms and conditions set out in this letter and the enclosed Employment Agreement.

Signed by Paul Reynolds

In the presence of

Witness

Occupation

Residence

“Exhibit 4.8”

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and

PAUL REYNOLDS

EMPLOYMENT AGREEMENT

AGREEMENT dated 27th June 2007

PARTIES

Telecom Corporation of New Zealand Limited (“Company”)

Paul Reynolds (“Executive”)

AGREEMENT

1	DEFINITIONS AND INTERPRETATION

Definitions

In this Agreement, unless the context otherwise requires, the following terms shall bear the following meanings:

“Base Remuneration” means the sum specified in Schedule A or such sum to which the Base Remuneration may be reviewed in accordance with clause 6.3;

“Board” means the board of directors of Telecom Corporation of New Zealand Limited or, where applicable, any committee of the board to which the board has delegated any of its powers;

“Commencement Date” means 17 September 2007 or such other date as may be agreed by the parties (which shall be no later than 30 September 2007);

“Financial Year” means a period of 12 months commencing on 1 July and ending on the following 30 June or such other period as may be chosen by the Company as its financial year;

“Fundamental Change” means where:

(a)	the Executive is no longer the chief executive officer of a company listed on either the New Zealand Stock Exchange or the Australian Stock Exchange (or equivalent stock exchange operating in either New Zealand or Australia); and

(b)	the terms and conditions of the Executive’s employment are materially different from those set out in this Agreement and such changes are as a result of (a) above;

“Group” means Telecom Corporation of New Zealand Limited and all subsidiary and associated companies of Telecom Corporation of New Zealand Limited;

“Initial Period “ means the period of 3 years from the Commencement Date; and

“Restricted Period” means:

(a)	the greater of 12 months’ from the date of termination of the Executive’s employment (howsoever caused), or the balance of the unexpired period of the Initial Period where the Executive’s employment is terminated by either party prior to the expiry of the Initial Period; or

(b)	one year from the date of termination of the Executive’s employment (howsoever caused) where the Executive’s employment is terminated by either party following the expiry of the Initial Period.

Interpretation

1.2	In this Agreement, unless the context otherwise requires:

(a)	headings are for convenience only and shall not affect interpretation;

(b)	a reference to the Company is a reference also to the Company’s assigns or successors;

(c)	references to sections, clauses or schedules are references to sections, clauses and schedules in this Agreement unless otherwise specifically stated; and

(d)	references to “$” or “dollars” are references to the currency of New Zealand.

2.	POSITION

2.1	The Company agrees to employ the Executive and the Executive agrees to be employed in the position of Chief Executive Officer of the Company on the terms set out in this Agreement.

3.	TERM

3.1	This Agreement will continue until terminated in accordance with either clause 20, 21, 22, 23 or 24.

4.	LOCATION

4.1	The Executive’s principal place of work shall be the Group’s New Zealand offices in Auckland.

4.2	Other than in the performance of his duties or for the purposes of leave the Executive shall reside in New Zealand.

5.	DUTIES

Responsibilities

5.1	The Executive shall diligently and conscientiously discharge his duties as Chief Executive Officer of the Company. The scope and content of the Executive’s responsibilities shall be those usually associated in New Zealand and Australia with the position of a chief executive officer of a public listed company and as may be directed from time to time by the Board. Such responsibilities will include appointment as a director of subsidiaries of the Company as deemed appropriate by the Board from time to time. The Company shall provide the Executive with the reasonable resources he requires in order to complete all of his duties, including provision of facilities, competent personnel and support.

General obligations

5.2	The Executive shall, in carrying out his duties and responsibilities:

(a)	promptly and fully comply with, and carry out, all policies, rules and directions established or given by the Board;

(b)	except as expressly permitted in accordance with clause 12.1, devote the whole of his efforts exclusively to the discharge of those duties and responsibilities; and

(c)	diligently and faithfully serve the Company, using his best endeavours to promote and protect the interests of the Company.

Senior management team

5.3	The responsibilities of the Executive shall include, in consultation with the Board, recruiting and maintaining, at competitive compensation levels, key executives required to accomplish the strategies of the Company.

General authority

5.4	The Executive shall be empowered with the appropriate and customary authority to conduct business on behalf of the Company and, subject to any policies and financial limits on his authority from time to time set by the Board, to commit the Company to reasonable and valid business expenditures consistent with his position.

6.	REMUNERATION

6.1	The Executive’s total remuneration for the period up to 30 June 2008 is set out in Schedule A (“Total Remuneration”) and comprises:

(a)	Base Remuneration,

(b)	annual performance incentive, as set out in clause 7.1; and

(c)	long term incentive, as set out in clause 7.2.

6.2	Base Remuneration will be payable in regular monthly instalments in accordance with the Company’s pay cycle. Total Remuneration compensates the Executive for all work required to perform his duties and responsibilities. The Company reserves the right to change the pay cycle.

Review of Total Remuneration

6.3	The Executive’s Total Remuneration will be reviewed for the Financial Year of the Company commencing on 1 July 2008 and at the end of each Financial Year of the Company thereafter. Any increase in the Total Remuneration will be determined by the Board at its sole discretion taking into a range of factors including individual performance and market relativities for comparative roles in Australasian companies.

Deduction of Benefits

6.4	If the Executive elects to take any benefits offered by the Group as part of his employment with the Company (for example motor vehicle and car parking), the cost of such benefits plus any associated fringe benefit tax will be deducted from the Base Remuneration.

7.	PERFORMANCE INCENTIVES

Annual Performance Incentive

7.1	The Executive is entitled to participate in an annual performance incentive. Any payment made to the Executive will be determined annually based on the performance objectives and at the discretion of the Board. The Board may amend or revoke the terms of the incentive at its discretion.

Long Term Incentive

7.2	The Executive is entitled to participate in a long term incentive. Any award or payment made to the Executive will be determined annually at the discretion of the Board. The Board may amend or revoke the terms of the incentive at its discretion.

8.	BUSINESS TRAVEL

8.1	All travel and business expenses incurred by the Executive while carrying out the business of the Group will be reimbursed by the Company in accordance with the Company policy.

9.	TELECOMMUNICATIONS AND IT SERVICES

9.1	The Executive shall be provided at the Company’s expense, with the use of a full range of the Company’s telecommunications products and services, including a mobile telephone for the Executive, internet and facsimile services and a computer at the Executive’s home.

10.	HOURS OF WORK

10.1	The Executive shall work whatever hours (including during weekends and on statutory and other holidays) required in order to perform the Executive’s duties and responsibilities.

11.	LEAVE

11.1	The Executive shall be entitled to six weeks’ paid annual leave (effective from the Commencement Date) in accordance with Company policy. This entitlement includes the two traditional Company holiday days provided by the Company to its employees.

11.2	Annual leave must be taken during the year, or within 12 months following the expiry of the year, in which such entitlement arises. All annual leave will be taken at the times that have previously been agreed with the Chairman of the Board.

11.3	The Executive may take special leave for sickness and bereavement in accordance with the Company policy which applies from time to time.

12.	OTHER BUSINESS INTERESTS

12.1	While employed by the Company the Executive may not assume other responsibilities such as directorships, shareholdings or other responsibilities involving related or unrelated business or other interests without the prior written approval of the Chairman of the Board.

12.2	In the event that the clause is breached, the Company shall give written notice to the Executive of the action required to remedy the breach. If the breach is not remedied within 30 days of notice being given, the Company may terminate the Executive’s employment in accordance with clause 24.

13.	INTELLECTUAL PROPERTY OWNERSHIP

13.1	Any invention, improvement, design, process, system, customer lists, agency agreement, purchase agreement, copyright, confidential or proprietorial works, business information, and other intellectual property created, made or discovered by the Executive during the period of the Executive’s employment by the Company (whether capable of being patented, registered or otherwise protected or created, made or discovered in the course of the Executive’s employment and for the avoidance of doubt, includes any such material created outside of work hours, whether or not in conjunction with the Company’s resources and expertise), shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company and shall not be disclosed or used by the Executive for any purpose other than for the benefit of the Company.

13.2	The Executive, if and whenever required so to do (whether during or after the termination of the Executive’s employment) shall at the expense of the Company apply or join in applying for letters patent, registration, filing or other similar protection in New Zealand or any other part of the world for such invention, improvement, design, process, system, copyright, proprietorial works, or other intellectual property created, made or discovered and execute all instruments and do all things reasonably required by the Company for vesting the relevant letters patent or other similar protection and all rights, title and interests in and to the same reside in the Company absolutely as sole legal and beneficial owner.

13.3	The Executive irrevocably appoints the Chairman of the Board as the Executive’s attorney with full power to act in the name and on behalf of the Executive in fulfilling all of the obligations set out in clause 13.2 as fully and effectually as the Executive could do personally.

14.	PROTECTION OF PROPRIETARY INTERESTS

Confidentiality

14.1	The Executive must not, either during his employment (otherwise than in the performance of his duties) or thereafter, without the prior written consent of the Chairman of the Board, disclose to any person (and during his employment the Executive will use his best endeavours to prevent the disclosure by him or any other person to any person) of any information concerning the interests, business or finances of the Group and/or any employee or customer of the Group which has come to his knowledge during his employment.

Return of records

14.2	All files, records and other documents used or prepared by the Executive during his employment are the property of the Group and must, on termination of employment or upon request by the Company, be returned to the Company together with all copies.

Importance of maintaining confidentiality

14.3	The importance to the Group of maintaining the confidentiality of its customers’ affairs, its own affairs, and its information resources is such that a breach of the provisions of this clause will be regarded seriously and, in appropriate circumstances, justify summary dismissal of the Executive.

Restricted activities

14.4	The Executive must not, while employed and for the Restricted Period in New Zealand or Australia (or in any other country in which the Group operates in any substantial manner), without the prior written consent of the Chairman of the Board, do any of the following:

(a)	encourage or persuade, or attempt to encourage or persuade, any customer or supplier of any member of the Group to terminate or restrict their trade relationship with that Group member; or

(b)	solicit, or endeavour to entice away from the relevant member of the Group, any employee of any member of the Group (provided, however, that this sub-paragraph (b) shall not apply in respect of any employee of the Group whose employment with the Group was terminated at the instigation of the employer); or

(c)	be directly or indirectly interested or involved (whether as an employee, independent contractor, consultant, director, shareholder, partner or in any other capacity) in a business in the telecommunications or information services or internet sectors where any member of the Group is now or then operating and whether such interest or involvement is in or with the entity conducting the relevant business or in or with another entity which has a direct or indirect ownership interest in the entity conducting the relevant business.

Restraints reasonable

14.5	The Executive and the Company consider the restraints contained in this clause 14 to be reasonable and intend the restraints to operate to the maximum extent. If these restraints:

(a)	are void as unreasonable for the protection of the interests of the Company and the Group; and

(b)	would be valid if part of the wording was deleted or the period or area or activity was reduced,

the	restraints will apply with the modifications necessary to make them effective.

Restraints independent

14.6	The restraints contained in this clause 14 are separate, distinct and several, so that the unenforceability of any restraint does not affect the enforceability of the other restraints.

Acknowledgements by Executive

14.7	The Executive acknowledges that:

(a)	he will obtain confidential information concerning the business, clients and finances of the Group;

(b)	disclosure of confidential information could materially harm the Group;

(c)	the restrictive covenants contained in this clause are reasonable and necessary for the protection of the goodwill of the Group;

(d)	his terms of employment (including his total remuneration package) have been assessed by him as reasonable consideration for the covenants given by him in this clause 14; and

(e)	the remedy of damages may be inadequate to protect the interests of the Group and the relevant member of the Group shall be entitled to seek and obtain injunctive relief, or any other remedy, in any Court.

15.	HEALTH AND SAFETY

15.1	The Executive is required to comply with the Company health and safety policies, guidelines and processes, and in particular to take all practical steps to ensure his own fitness for work and the safety of himself and others in the workplace. The Executive is required to maintain his ability to perform his duties safely and effectively. The Executive must advise the Board of any medical condition (including any stress-related symptoms) which may impact on his ability to perform his duties safely and/or effectively.

16.	COMPANY POLICIES AND PROCEDURES

16.1	The Group has a range of policies, practices and guidelines that may apply to the Executive. These cover such diverse topics as incentive scheme rules, internet and email use, health and safety and harassment and discrimination.

16.2	The Executive must observe and comply with all rules, codes, policies and procedures in force from time to time in the Company provided that such policies and procedures do not conflict with, or are not inconsistent with, this Agreement. The Company may revoke or amend such policies or introduce new policies from time to time as it considers necessary to meet the operational requirements of the Company (provided that no such change in policy shall unilaterally change any of the terms and conditions contained in this Employment Agreement).

17.	DIRECTORSHIPS

17.1	Appointment of the Executive as a director of the Company will be put to the shareholders of the Company for approval at the next Annual General Meeting of the Company.

17.2	On termination of employment for any reason, the Executive shall immediately cease to hold any office which he has held as a consequence of his position, including but not limited to any directorships which the Executive has held as a consequence of his position.

17.3	The Executive irrevocably appoints the Chairman of the Board to be his lawful attorney for the purpose of taking all steps as may be necessary or expedient to give effect to any resignations required as a result of clause 17.

18.	INDEMNIFICATION AND INSURANCE

Indemnification

18.1	The Executive will become a party to the Deed of Indemnity for executives and directors of the Company which has been approved by the Board, a copy of which will be separately provided to the Executive.

Insurance

18.2	The Executive shall be entitled to the benefit of the insurance arrangements which the Company currently has in place for the benefit of its directors and employees.

19.	WARRANTY BY EXECUTIVE

19.1	The Executive warrants that neither the entry by him into this Agreement, nor the performance by him of his obligations under this Agreement will constitute a breach of any other employment contract, consulting agreement or other arrangement to which he is a party.

20.	TERMINATION BY EXECUTIVE ON NOTICE

20.1	The Executive must give six months’ notice in writing to terminate his employment.

20.2	Where the Executive gives notice under clause 20.1, the Company may, at its sole discretion, pay the Executive in lieu of all or part of the notice period. Where the Company elects to pay the Executive in lieu of notice, the Executive shall be entitled to receive Base Remuneration.

20.3	Where the Executive gives notice under clause 20.1, the Company may continue to employ the Executive under the terms and conditions set out in this Agreement, but for all or part of the period of notice the Company may direct the Executive not to attend work, carry out the Executive’s duties under this Agreement, or participate in work related activities. During any such period the Executive will continue to receive all remuneration and other entitlements under this Agreement for the remaining balance of the notice period and will be bound by all other terms and conditions of employment.

21.	TERMINATION BY EXECUTIVE FOR FUNDAMENTAL CHANGE

21.1	The Executive may, within three months of a Fundamental Change occurring, terminate his employment. In such circumstances the Executive shall give three months’ notice in writing and receive the following payment:

(a)	where notice is given prior to the expiry of the Initial Period, an amount equal to the greater of twelve months’ Base Remuneration or Base Remuneration for the period, if any, from the end of the notice period to the end of the Initial Period and, in either case, twelve months of the annual performance incentive (at the annual target level); or

(b)	where notice is given after the expiry of the Initial Period, an amount equal to twelve months’ Base Remuneration.

21.2	Where the Executive gives notice under clause 21.1, the Company may, at its sole discretion, pay the Executive in lieu of all or part of the notice period. Where the Company elects to pay the Executive in lieu of notice, the Executive shall be entitled to receive Base Remuneration.

21.3	Where the Executive elects to terminate his employment on notice under this clause 21, the Company may continue to employ the Executive under the terms and conditions set out in this Agreement, but for all or part of the period of notice the Company may direct the Executive not to attend work, carry out the Executive’s duties under this Agreement, or participate in work related activities. During any such period the Executive will continue to receive all remuneration and other entitlements under this Agreement for the remaining balance of the notice period and will be bound by all other terms and conditions of employment.

21.4	In addition to the entitlements set out in this clause, the Board shall retain sole discretion to determine any entitlements of the Executive under the annual performance incentive and the long term incentive, subject to the rules relating to the annual performance incentive and the long term incentive.

22.	TERMINATION BY THE COMPANY FOR DISABILITY

22.1	In the event the Executive is prevented by personal accident, death or ill health from carrying out his duties under this Agreement, either during the Initial Period or thereafter; and

(a)	such incapacity continues for a period of six months, or if the Executive is so incapacitated at different times for more than a total of six months in any period of 52 consecutive weeks; or

(b)	at any time, in the opinion of a medical practitioner nominated by the Company, the Executive has become permanently disabled or incapacitated,

the Company may, at its option, terminate the Executive’s employment immediately and pay the Executive a sum equal to 12 months’ Base Remuneration. All other entitlements including annual performance incentive and long term incentive shall be solely at the Company’s discretion.

23.	TERMINATION BY THE COMPANY ON NOTICE

23.1	The Company may give the Executive three months’ notice in writing to terminate his employment for any or no reason. In such circumstances the Executive shall receive the following payment:

(a)	where notice is given prior to the expiry of the Initial Period, an amount equal to the greater of twelve months’ Base Remuneration or Base Remuneration for the period, if any, from the end of the notice period to the end of the Initial Period and, in either case, twelve months of the annual performance incentive (at the annual target level); or

(b)	where notice is given after the expiry of the Initial Period, an amount equal to twelve months’ Base Remuneration.

23.2	The Company may, at its sole discretion, pay the Executive in lieu of all or part of the notice period. Where the Company elects to pay the Executive in lieu of notice, the Executive shall be entitled to receive Base Remuneration.

23.3	Where the Company elects to terminate the Executive’s employment on notice under this clause 23, the Company may continue to employ the Executive under the terms and conditions set out in this Agreement, but for all or part of the period of notice the Company may direct the Executive not to attend work, carry out the Executive’s duties under this Agreement, or participate in work related activities. During any such period the Executive will continue to receive all remuneration and other entitlements under this Agreement for the remaining balance of the notice period and will be bound by all other terms and conditions of employment.

23.4	In addition to the entitlements set out in this clause, the Board shall retain sole discretion to determine any entitlements of the Executive under the annual performance incentive and the long term incentive, subject to the rules relating to the annual performance incentive and the long term incentive.

24.	TERMINATION BY THE COMPANY WITHOUT NOTICE

24.1	Notwithstanding anything in clauses 20, 21, 22 or 23 the Company may terminate the Executive’s employment either during the Initial Period or thereafter without notice if:

(a)	the Company considers that the Executive is guilty of serious misconduct which justifies summary dismissal; or

(b)	the Executive commits an act of bankruptcy or compounds with his creditors.

24.2	On termination of the Executive’s employment pursuant to clause 24.1, the Company shall pay to the Executive only his Base Remuneration and accrued statutory holiday pay to the date of termination. All other entitlements including annual performance incentive and long term incentive shall be forfeited.

25.	SUSPENSION

25.1	Where the Company considers or suspects that any situation listed in clause 24.1 applies to the Executive it may suspend the Executive, on full pay, pending an investigation into the matter. The Executive will be entitled to comment on the results of any such investigation before a final decision is made.

26.	DEDUCTIONS

26.1	On termination of employment, or at such other times as the Company may state, the Executive consents to the Company making reasonable deductions from the Executive’s salary (including holiday pay on termination of employment) for the value of any unreturned or damaged Group property (with due allowance for fair wear and tear), holiday pay paid in advance of entitlement or any other debt owed by the Executive to the Company. The Company will give the Executive notice in writing of its intention to make a deduction, and in its notice it will set out the reason for the deduction, the amount that will be deducted and, if appropriate, the period of time over which the deduction will be made.

27.	GOVERNING LAW

27.1	This Agreement shall be governed by New Zealand law.

28.	EMPLOYMENT RELATIONSHIP PROBLEMS

28.1	The parties agree that personal grievances, disputes and employment relationship problems should be resolved between the parties if at all possible.

28.2	Personal grievances and disputes that cannot be settled by agreement between the parties will be determined in accordance with the Employment Relations Act 2000. The Employee must raise any personal grievance with the Company within 90 days of the date on which the personal grievance occurred or came to the notice of the Employee. The Employee’s attention is drawn to the explanation of services available to resolve employment relationship problems attached as Schedule B to this agreement.

29.	ENTIRE CONTRACT

29.1	This Agreement together with the Executive’s Letter of Offer and all policies and other documents referred to in this Agreement (whether currently existing or established from time to time by the Board) constitutes the entire agreement between the Company and the Executive and supersedes all previous representations, negotiations, commitments and communications either written or oral between the Company and the Executive.

29.2	The Executive acknowledges in entering into this Agreement that:

(a)	the Executive has had the opportunity to take legal advice prior to signing it; and

(b)	the Executive is entering into the Agreement freely; and

(c)	the terms and conditions of employment set out in the contract and in particular clauses 12, 14, 16, 19, 20, 21, 22, 23 and 24 are fair and reasonable.

EXECUTION

SIGNED on behalf of TELECOM CORPORATION OF NEW ZEALAND LIMITED by its Chairman Wayne Boyd in the presence of:

Signature of witness

Occupation

City/town of residence

SIGNED by PAUL REYNOLDS in the presence of:

Signature of witness

Occupation

City/town of residence

SCHEDULE A

TOTAL REMUNERATION EFFECTIVE 17 SEPTEMBER 2007

Total Base Remuneration		$1,750,000 per annum
Inclusive of all optional benefits and associated FBT

Annual Performance Incentive	Annual Target Value	$1,750,000 per annum
	Maximum Target Value	$3,062,500 per annum

Long-term Incentive	Annual Target Value	$1,750,000 per annum

SCHEDULE B

PLAIN ENGLISH EXPLANATION OF SERVICES AVAILABLE TO RESOLVE

“EMPLOYMENT RELATIONSHIP PROBLEMS”

Employment relationship problems

If any employment relationship problem arises, the Executive should discuss the issue directly with the Chairman of the Board. The Company believes that it is in everyone’s interests if problems are addressed as soon as possible and to this end it would like the opportunity to correct the situation.

An employment relationship problem includes a problem that may exist between an employer and employee. Employment relationship problems may be:

(a)	a personal grievance;

(b)	a dispute about the application, interpretation or operation of the employment agreement; or

(c)	any other problem arising out of or relating to the employment relationship.

The Executive must notify the Board if he intends to pursue a personal grievance claim against the Company. This must be done within 90 days from the date of the act that caused the personal grievance.

If the problem is not sorted out in discussions between the Company and the Executive, it may then be referred to mediation. Mediation is provided by the Mediation Service. To mediate an employment relationship problem, either the Company or the Executive may contact an office of the Department of Labour.

If the employment relationship problem cannot be resolved in mediation, it may be referred by either party to the Employment Relations Authority.

If either party is unhappy with the Authority’s decision, it may appeal to the Employment Court within 28 days of the Authority’s decision.

“Exhibit 8”

LIST OF SIGNIFICANT SUBSIDIARIES

As at 30 June 2007, the significant subsidiaries of Telecom Corporation of New Zealand Limited and their country of incorporation were:

Subsidiary	Country of Incorporation
AAPT Limited	Australia
PowerTel Limited	Australia
TCNZ Australia Investments Pty Limited	Australia
TCNZ Australia Pty Limited	Australia
TCNZ (Bermuda) Limited	Bermuda
TCNZ Finance Limited	New Zealand
Telecom Cook Islands Limited	Cook Islands
Telecom IP Limited	New Zealand
Telecom Mobile Limited	New Zealand
Telecom New Zealand Finance Limited	New Zealand
Telecom New Zealand Finance (No. 2) Limited	Bermuda
Telecom New Zealand International Australia Pty Limited	Australia
Telecom New Zealand Japan Kabushiki Kaisha	Japan
Telecom New Zealand Limited	New Zealand
Telecom New Zealand UK Limited	United Kingdom
Telecom New Zealand USA Limited	United States
Telecom Southern Cross Finance Limited	Bermuda
Telecom Southern Cross Limited	New Zealand
Telecom Retail Holdings Limited	New Zealand
Xtra Limited	New Zealand

All subsidiaries listed above are 100% owned except for Telecom Cook Islands Limited, which is 60% owned.

“Exhibit 12”

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Simon Moutter, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecom Corporation of New Zealand Limited (the “Company”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosures controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

“Exhibit 12”

/s/ Simon Moutter
Simon Moutter
Acting Chief Executive Officer

Date: 7 September 2007

“Exhibit 12”

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Marko Bogoievski, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecom Corporation of New Zealand Limited (the “Company”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosures controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

“Exhibit 12”

/s/ Marko Bogoievski
Marko Bogoievski
Chief Financial Officer

Date: 7 September 2007

“Exhibit 13”

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Telecom Corporation of New Zealand Limited (the “Company”) for the period ended 30 June 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Simon Moutter, Acting Chief Executive Officer, of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Simon Moutter
Simon Moutter
Acting Chief Executive Officer

Date: 7 September 2007

“Exhibit 13”

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Telecom Corporation of New Zealand Limited (the “Company”) for the period ended 30 June 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Marko Bogoievski, Chief Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Marko Bogoievski
Marko Bogoievski
Chief Financial Officer

Date: 7 September 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited:

We have audited the accompanying consolidated balance sheets of Telecom Corporation of New Zealand Limited and its subsidiaries (the Group) as of 30 June 2007 and 2006, and the related consolidated income statements, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended 30 June 2007, all expressed in New Zealand dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 30 June 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2007, in conformity with the New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”) and also in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

As further described in Note 32 to the consolidated financial statements, the Group changed the identification of its segments for the year ended 30 June 2007 and prior period segment information presented for comparative purposes has been restated.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 5 September 2007 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

KPMG

Wellington, New Zealand

5 September 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited:

We have audited Telecom Corporation of New Zealand Limited and its subsidiaries (the Group) internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Group acquired PowerTel Limited during 2007, and management excluded from its assessment of the effectiveness of the Group’s internal control over financial reporting as of 30 June 2007, PowerTel Limited’s internal control over financial reporting associated with total assets of $429 million and total revenues of $39 million included in the consolidated financial statements of the Group as of and for the year ended 30 June 2007. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of PowerTel Limited.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of 30 June 2007 and 2006, and the related consolidated income statements, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended 30 June 2007, and our report dated 5 September 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Wellington, New Zealand

5 September 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statements

For the years ended 30 June 2007, 2006 and 2005

		Group			Parent
Year ended 30 June		2007	2006	2005	2007	2006
(Dollars in millions, except per share amounts)	Notes	NZ$	NZ$	NZ$	NZ$	NZ$
Operating revenues and other gains	2
Local service		1,084	1,081	1,101	—	—
Calling	3	1,336	1,385	1,435	—	—
Interconnection		187	201	203	—	—
Mobile		895	869	835	—	—
Data		561	602	602	—	—
Broadband and internet		485	448	376	—	—
IT services		380	346	308	—	—
Other operating revenues	3	634	563	550	3,347	770
Other gains	5	20	60	154	—	—

		5,582	5,555	5,564	3,347	770

Operating expenses	4
Labour		(773)	(760)	(705)	—	—
Intercarrier costs		(1,220)	(1,199)	(1,185)	—	—
Other operating expenses		(1,603)	(1,497)	(1,417)	—	—
Asset Impairments	5	—	(1,301)	(24)	—	—
Other expenses	5	(52)	(34)	(35)	(638)	(3,218)
Depreciation		(500)	(536)	(544)	—	—
Amortisation		(152)	(163)	(148)	—	—

		(4,300)	(5,490)	(4,058)	(638)	(3,218)

		1,282	65	1,506	2,709	(2,448)

Interest income	6	59	28	31	317	337
Interest expense and other finance costs	6	(289)	(282)	(320)	(396)	(411)
Share of associates’ net losses		(3)	—	—	—	—

		(233)	(254)	(289)	(79)	(74)

Income tax (expense)/credit	7	(205)	(351)	(343)	26	24

Net earnings/(loss) from continuing operations		844	(540)	874	2,656	(2,498)
Net earnings from discontinued operation (net of tax)	37	2,183	109	96	—	—

Net earnings/(loss) for the year		3,027	(431)	970	2,656	(2,498)
Minority interests in net earnings of subsidiaries		(3)	(4)	(3)	—	—

Net earnings/(loss) attributable to shareholders		3,024	(435)	967	2,656	(2,498)

Basic net earnings/(loss) per share (in dollars)	24	$1.52	$(0.22)	$0.50

Diluted net earnings/(loss) per share (in dollars)	24	$1.50	$(0.22)	$0.49

Basic earnings/(loss) per share from continuing operations (in dollars)	24	$0.42	$(0.28)	$0.45

Diluted earnings/(loss) per share from continuing operations (in dollars)	24	$0.42	$(0.28)	$0.44

Basic earnings per share from discontinued operations (in dollars)	24	$1.10	$0.06	$0.05

Diluted earnings per share from discontinued operations (in dollars)	24	$1.08	$0.06	$0.05

Weighted average number of ordinary shares outstanding (in millions)		1,990	1,960	1,948

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the years ended 30 June 2007, 2006 and 2005

		Group			Parent
Year ended 30 June		2007	2006	2005	2007	2006
(Dollars in millions)	Note	NZ$	NZ$	NZ$	NZ$	NZ$
Balance at beginning of year		1,062	2,430	2,193	679	4,203

Translation of foreign operations		(120)	176	(86)	—	—
Hedge of net investment		38	(87)	13	—	—
Revaluation of listed investments		11	—	—
Cash flow hedges		(8)	5	—

Total (loss)/income recognised directly in equity		(79)	94	(73)	—	—
Net earnings/(loss) for the year		3,027	(431)	970	2,656	(2,498)

Total recognised income and expenses		2,948	(337)	897	2,656	(2,498)

Dividends		(739)	(1,184)	(835)	(735)	(1,179)
Tax credit on supplementary dividends		83	131	95	83	131
Dividend reinvestment plan		249	114	84	249	114
Exercise of share options		1	18	27	1	18
Issuance of shares under employee share schemes		—	4	10	—	4
Repurchase of shares		—	(114)	—	—	(114)

Balance at end of year	24	3,604	1,062	2,471	2,933	679

Total recognised income and expenses for the year is attributable to:
Equity holders of the company	24	2,945	(341)	894	2,656	(2,498)
Minority interests	24	3	4	3	—	—

Total recognised income and expenses		2,948	(337)	897	2,656	(2,498)

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheets

As at 30 June 2007 and 2006

		Group		Parent
As at 30 June		2007	2006	2007	2006
(Dollars in millions)	Notes	NZ$	NZ$	NZ$	NZ$
ASSETS
Current assets:
Cash		1,969	155	—	—
Short-term investments	8	70	64	—	—
Short-term derivative assets	9	8	26	—	—
Receivables and prepayments	10	953	929	795	966
Taxation recoverable		8	100	—	—
Inventories	11	71	51	—	—

Total current assets		3,079	1,325	795	966

Non-current assets:

Receivables due after one year	12	—	109	—	—
Long-term investments	13	494	520	9,591	7,007
Deferred tax assets	14	27	31	—	—
Long-term derivative assets	15	68	88	—	—
Intangible assets	16	927	829	—	—
Property, plant and equipment	17	3,681	3,301	—	—

Total non-current assets		5,197	4,878	9,591	7,007

Total assets		8,276	6,203	10,386	7,973

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals	18	1,000	1,039	16	22
Taxation payable		—	—	2	3
Short-term derivative liabilities	19	68	125	—	—
Short-term provisions	20	34	—	—	—
Debt due within one year	21	488	955	4,993	5,042

Total current liabilities		1,590	2,119	5,011	5,067

Non-current liabilities:

Deferred tax liabilities	14	93	117	—	—
Long-term derivative liabilities	22	577	362	—	—
Long-term provisions	20	8	—	—	—
Long-term debt	23	2,404	2,543	2,442	2,227

Total non-current liabilities		3,082	3,022	2,442	2,227

Total liabilities		4,672	5,141	7,453	7,294

Equity:

Share capital		2,270	2,011	2,270	2,011
Reserves		(84)	4	15	24
Retained earnings/(accumulated deficit)		1,412	(960)	648	(1,356)

Total equity attributable to equity holders of the Company		3,598	1,055	2,933	679
Minority interests		6	7	—	—

Total equity	24	3,604	1,062	2,933	679

Total liabilities and equity		8,276	6,203	10,386	7,973

On behalf of the Board

WAYNE BOYD, Chairman	SIMON MOUTTER, Acting Chief Executive Officer

Authorised for issue on 5 September 2007

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statements

For the years ended 30 June 2007, 2006 and 2005

		Group			Parent
Year ended 30 June		2007	2006	2005	2007	2006
(Dollars in millions)	Note	NZ$	NZ$	NZ$	NZ$	NZ$
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers		5,726	5,740	5,598	—	—
Interest income		38	22	30	317	337
Dividend income		19	—	7	—	—
Dividends received from subsidiary companies		—	—	—	3,346	770
Payments to suppliers and employees		(3,706)	(3,484)	(3,317)	—	—
Income tax paid		(147)	(177)	(297)	—	—
Interest paid on debt		(279)	(294)	(318)	(396)	(411)

Net cash flows from operating activities	33	1,651	1,807	1,703	3,267	696

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of property, plant and equipment		10	6	19	—	—
(Purchase)/sale of short-term investments, net		(7)	23	169	279	250
Sale of subsidiary companies, net of cash sold		2,163	—	—	—	—
Purchase of subsidiary companies, net of cash acquired		(347)	(8)	(84)	—	—
Purchase of long-term investments		(4)	(19)	(6)	(3,005)	—
Sale of long-term investments		—	293	23	—	272
Repayment of advance to associate		85	—	—	—	—
Purchase of property, plant and equipment		(861)	(737)	(696)	—	—
Capitalised interest paid		(11)	(11)	(8)	—	—

Net cash flows from investing activities		1,028	(453)	(583)	(2,726)	522

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		376	397	389	—	—
Settlement of derivatives		62	—	—
Repayment of long-term debt and derivatives		(706)	(660)	(1,051)	—	—
(Repayment of)/proceeds from short-term debt, net		(87)	5	260	(49)	(166)
Capital contributed		—	11	28	1	11
Capital repurchased		—	(114)	—	—	—
Dividends paid		(497)	(1,073)	(749)	(493)	(1,063)

Net cash flows from financing activities		(852)	(1,434)	(1,123)	(541)	(1,218)

Net cash flow		1,827	(80)	(3)	—	—
Opening cash position		155	235	238	—	—
Foreign exchange movements		(13)	—	—	—	—

Closing cash position		1,969	155	235	—	—

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

Reporting Entity and Statutory Base

Telecom Corporation of New Zealand Limited is a profit-orientated company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (the ‘Company’ or the ‘Parent Company’), its subsidiaries and associates (the ‘Telecom Group’ or ‘Telecom’).

Nature of Operations

Telecom is a major supplier of telecommunications and information technology services in New Zealand and Australia. Telecom provides a full range of telecommunications and information technology products and services including local, national, international and value-added telephone services, mobile services, data and Internet services, IT consulting, implementation and procurement, equipment sales and installation services, and leased services.

Basis of Preparation

The financial statements have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand. They comply with New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’), and other applicable Financial Reporting Standards, as appropriate for profit-orientated entities. Compliance with NZ IFRS ensures that the financial statements also comply with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. This differs in certain significant respects from accounting practice generally accepted in the United States (‘US GAAP’). For a description of the significant differences and related effects on these financial statements, see Note 39.

The financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ and ‘NZ$’ are to New Zealand dollars, references to ‘US$’ are to US dollars, references to ‘A$’ are to Australian dollars, references to ‘JPY’ are to Japanese Yen and references to ‘GBP’ are to Pounds Sterling. All financial information presented in New Zealand dollars, Australian dollars, US Dollars and Pound Sterling has been rounded to the nearest million, unless otherwise stated.

Measurement Basis

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments and financial instruments as identified in specific accounting policies below.

Specific Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by all Telecom group companies. Certain comparative information has been reclassified to conform with the current year’s presentation. In addition, the comparative income statement has been restated as if the operation that discontinued during the current period has been discontinued at the start of the comparative period.

Basis of Consolidation

Subsidiaries

Subsidiaries are entities controlled, directly or indirectly, by the Telecom Group. The consolidated financial statements are prepared from the accounts of the Company and its subsidiaries using the purchase method of consolidation. All significant intercompany accounts and transactions are eliminated on consolidation.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Associates

Associates are entities in which the Telecom Group has significant influence over, but not control over, the operating and financial policies.

Associate companies are reflected in the consolidated financial statements using the equity method, whereby Telecom’s share of the post-acquisition net earnings of associates is included in consolidated earnings before income tax. Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero except where there is a legal or constructive obligation to fund those losses, in which case losses are recorded and a liability is recognised. If this occurs, the equity method of accounting is not resumed until such time as Telecom’s share of losses and reserve decrements, not recognised during the financial years in which the equity method was suspended, are offset by the current share of earnings and reserves.

Goodwill

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary. Goodwill is allocated to cash-generating units and assessed annually for impairment and to the extent that it is no longer probable it will be recovered from future economic benefits of the related cash generating unit it is recognised immediately as an expense.

Acquisition or Disposal During the Year

Where an entity becomes or ceases to be a Telecom Group entity during the year, the results of that entity are included in the net earnings of the Telecom Group from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Revenue Recognition

Telecom recognises revenues as it provides services or delivers products to customers. Where products are sold in a bundle with a single price that price is allocated to each element of the bundle in proportion to the fair value of each element and recognised as appropriate for that element. Billings for telecommunications services (including fixed line, mobile and internet access billings) are made on a monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance. Contract acquisition and origination costs are expenses as incurred.

Revenue from the sale of prepaid mobile minutes is initially deferred, with recognition occurring when the minutes are used by the customer.

Revenue from installations and connections and related costs are recognised upon completion of the installation or connection. Revenue from equipment sales is recognised upon delivery of equipment to the customer.

Revenue from IT solutions is recognised on a percentage of completion method and revenue is recognised based on costs incurred to date as a percentage of the estimated costs to fulfil the contract.

Accounts Receivable

Accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment losses due to bad and doubtful accounts. The provision for doubtful debts is based on management’s assessment of amounts considered uncollectable for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information. The amount of the provision is the difference between the assets unamortised cost and the present value of estimated future cash flows, discounted at the effective interest rate. The provision is recognised in the income statement.

Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectable. If those debts are subsequently collected then a gain is recognised in the income statement.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost and net realisable value after due consideration for excess and obsolete items. Cost is determined on a weighted average cost basis and amounts are removed from inventory on this basis. Cost of inventories includes the transfer from equity of any gains or losses on qualifying cash flow hedges related to inventories. Cash flows from the sale of inventories are included in amounts received from customers in the cash flow statement.

Financial instruments

Telecom’s non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash, loans and borrowings, trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below:

A financial instrument is recognised if Telecom becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if Telecom’s contractual rights to the cash flows from the financial assets expire or if Telecom transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Purchases and sales of financial assets are accounted for at trade date, i.e. the date Telecom commits itself to purchase or sell the asset. Financial liabilities are derecognised if Telecom’s obligations specified in the contract expire or are discharged or cancelled.

Cash comprises cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Telecom’s cash management are included as a component of cash for the purpose of the statement of cash flows.

Instruments at Fair Value through Profit or Loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Derivatives are also categorised as held for trading unless they are designated as hedges. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are carried at amortised cost using the effective interest method, less any impairment losses.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets which Telecom has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

Available-for-sale Financial Assets

Telecom’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets and are measured upon initial recognised at fair value. Subsequent to initial recognition, any changes in fair value, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

Where, in the opinion of the Directors, there has been impairment in the value of investments this is recognised in the current period. In the case of equity securities classified as available for sale, losses arising from a significant or prolonged decline in the fair value are removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Investments in subsidiaries in the Parent Company’s separate accounts are accounted for as available-for-sale financial assets.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Other

Subsequent to initial recognition, other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

Property, Plant and Equipment

Property, plant and equipment is valued as follows:

•	The value of property, plant and equipment purchased from the Government was determined using deemed cost as at 1 April 1987.

•

Subsequent additions are recognised at cost. The cost of additions to plant and equipment and other assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

•

For each qualifying asset project, interest costs incurred during the period required to complete and prepare the property, plant or equipment for its intended use are capitalised as part of the total cost.

Depreciation

Depreciation is charged on a straight-line basis to write down the cost of property, plant and equipment to its estimated residual value over its estimated useful lives, which are as follows:

Telecommunications equipment and plant:
Customer local access	3-50 years
Junctions and trunk transmission systems	10-50 years
Switching equipment	3-15 years
Customer premises equipment	3-5 years
Other network equipment	4-25 years
Buildings	40-50 years
Motor vehicles	4-10 years
Furniture and fittings	5-10 years
Computer equipment	3-5 years

Where the remaining useful lives or recoverable values have diminished due to technological change or market conditions, depreciation is accelerated or the assets are impaired.

Land and capital work in progress are not depreciated.

Where property, plant or equipment is disposed of, the profit or loss recognised in the income statement is calculated as the difference between the sale price and the carrying value of the asset.

Leased Assets

Telecom is a lessor of equipment. Such leases are considered operating leases where substantially all the benefits and risks of ownership remain with Telecom. Rental income is taken to revenue on a straight-line basis over the lease term.

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are charged against earnings as incurred. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the lower of the leased assets fair value or the present value of the minimum lease payments at inception of the lease. The leased assets and corresponding liabilities are disclosed and the leased assets are depreciated over their estimated useful life.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Intangible Assets

The cost of acquiring an intangible asset is amortised from the date the underlying asset is held ready for use on a straight-line basis over their estimated useful life which is as follows:

Software	2-8 years
Capacity purchases	10-15 years
Spectrum licences	4-20 years
Other intangibles	1-99 years

Where estimated useful lives or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated or the carrying value is impaired.

Telecom capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is depreciated over its useful life.

Debt

Debt is recognised initially at fair value less attributable transactions costs. Subsequent to initial recognition, debt is stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate method.

Compensated Absences

The liability for employees’ compensation for future absences, calculated on an actuarial basis, is accrued in respect of employees’ services already rendered and where the obligation relates to rights that may eventually vest.

Share-based Compensation

Telecom operates three share-based compensation plans (see Note 25 for details). The fair value of the employee services received in exchange for the grant of equity instruments is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date, Telecom revises its estimates of the number of equity instruments that are expected to become exercisable. Telecom recognises the impact of the revision of original estimates, if any, in the income statement.

The proceeds received net of any directly attributable transaction costs are credited to contributed capital when equity instruments are exercised.

Research Costs

Research costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

Government Grants

Government grants are recognised in earnings on a systematic basis that matches them with the related costs that they are intended to compensate. To achieve this, grants that were made for Telecom to purchase assets are netted off against the cost of that asset.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

Deferred taxation is recognised using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Future tax benefits are recognised where realisation of the asset is probable.

Foreign Currency Transactions

Transactions denominated in a foreign currency are converted at the functional currency exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the income statement.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are deferred in equity as qualifying cash flow hedges until the date the underlying transactions impact on the determination of net earnings.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are deferred in equity and capitalised as part of the completed asset.

Other derivative transactions that provide effective economic hedges under the risk management policies of the Group, but which do not qualify for hedge accounting under the specific rules of NZ IAS 39 are recognised immediately in the income statement.

Translation of Foreign Group Entities

The financial statements of each of the Group’s subsidiaries are prepared in the functional currency of that entity. Functional currency is determined for each entity based on factors such as the principal trading or financing currency. Assets and liabilities of these entities are translated at exchange rates existing at balance date. Revenue and expenses are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is recorded in the foreign currency translation reserve.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Derivative Financial Instruments

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and electricity prices.

Each derivative which is designated as a hedge is classified as either:

-	a hedge of the fair value of recognised assets or liabilities (a fair value hedge) or

-	a hedge of a highly probable forecast transaction (a cash flow hedge) or

-	a hedge of a net investment in foreign operations

Gains and losses on fair value hedges are included in the income statement together with any changes in the fair value of the hedged asset or liability.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are initially recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss. Alternatively, when the forecast transaction that is hedged results in a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the underlying physical exposure occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed of.

For an instrument to qualify as a hedge, at the inception of the derivative transaction the relationship between hedging instruments and hedged items must be documented, as must Telecom’s risk management objective and strategy for undertaking various hedge transactions. On an ongoing basis Telecom documents whether the hedges are highly effective in offsetting changes in fair values of cash flows or hedged items.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at market values and any resultant gain or loss is recognised in the income statement.

The foreign exchange gains and losses on the principal value of cross currency swaps are reflected in the income statement using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

Cash flows from derivatives are recognised in the Cash Flow Statement in the same category as that of the hedged item.

Cash Flow Statement

For the purposes of the Cash Flow Statement, cash is considered to be cash on hand and in banks, net of bank overdrafts and highly liquid investments that are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in values.

Cash flows from certain items are disclosed net due to the short-term maturities and volume of transactions involved.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Earnings Per Share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Telecom Group by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

Segment Reporting

A segment is a distinguishable component of the Telecom Group that is engaged in providing related products and services (business segment) which is subject to risks and rewards that are different from those of other segments. Telecom’s primary format for segment reporting is based on business segments.

Use of Estimates and Judgement

The preparation of financial statements in conformity with NZ IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The principal areas of judgement in preparing these financial statements are set out below:

Valuation of Goodwill

The carrying value of goodwill is assessed at least annually to ensure that it is not impaired. Performing this assessment generally requires management to estimate future cash flows to be generated by the investment, which entails making judgements including the expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

Valuation of Financial Assets

Management performs an assessment of the carrying value of financial assets at least annually. In assessing whether there has been an impairment, consideration is given to the financial performance of the investee and other factors that impact management’s expectation of recovering the value of the investment. This assessment also requires management to make judgements about the expected future performance and cash flows of the investee, and an appropriate discount rate, in order to determine the fair value of investments based on discounted expected cash flows of investees.

Accounting for Property, Plant and Equipment and Finite-lived Intangible Assets

In accounting for the creation of items of property, plant and equipment and finite-lived intangible assets, judgements must be made about whether costs incurred relate to bringing an asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. In capitalising costs for internally constructed assets, judgements must be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, and the likelihood of Telecom ceasing to use the asset in its business operations.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. This will in turn involve a number of assumptions, including rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows.

Provision for Doubtful Debts

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom’s debtors’ portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Accounting for Interconnection Revenues and Expenses

In the course of its normal business operations Telecom interconnects its networks with other telecommunications operators. In some instances management may be required to estimate levels of traffic flows between networks in order to determine amounts receivable or payable for interconnection.

The terms of interconnection, including pricing, are subject to regulation in some instances. Pricing may be subject to retrospective adjustment, in which case estimates of the likely effect of these adjustments are required in order to determine revenues and expenses. Likewise, where interconnection rates are in dispute with another carrier, estimates of the likely outcome of disputes are required to determine financial results. Telecom bases these estimates on management’s interpretation of material facts, as well as independent advice.

Accounting for Income Taxes

Preparation of the annual financial statements requires management to make estimates as to, amongst other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that it will receive. Actual results may differ from these estimates as a result of reassessment by management or taxation authorities.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 2 OPERATING REVENUES AND OTHER GAINS

	Group			Parent
Year ended 30 June	2007	2006	2005	2007	2006
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$
Sale of goods	312	283	256	—	—
Rendering of services	5,250	5,212	5,147	—	—
Dividends	—	—	7	3,347	770
Other gains	20	60	154	—	—

Total operating revenue and other gains	5,582	5,555	5,564	3,347	770

NOTE 3 CALLING AND OTHER OPERATING REVENUES

	Group			Parent
Year ended 30 June	2007	2006	2005	2007	2006
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$
Calling
National	816	897	972	—	—
International	472	442	415	—	—
Other	48	46	48	—	—

	1,336	1,385	1,435	—	—

Other operating revenues
Resale	399	363	337	—	—
Equipment	52	55	69	—	—
Miscellaneous other	183	145	144	—	—
Dividends from subsidiary companies	—	—	—	3,347	770

	634	563	550	3,347	770

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 4 OPERATING EXPENSES

Labour

Included in labour costs are pension contributions of $1 million to the New Zealand Government Superannuation Fund (30 June 2006: $1 million; 30 June 2005: $2 million) and $14 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2006: $14 million; 30 June 2005: $12 million). Telecom has no other obligations to provide pension benefits in respect of employees.

Other Operating Expenses

	Group
Year ended 30 June	2007	2006	2005
(Dollars in millions)	NZ$	NZ$	NZ$
Other operating expenses include:
Lease and rental costs	70	66	52
Research costs	10	9	9
Advertising costs	129	143	118
Foreign exchange losses/ (gains)	2	(8)	—
Provision for doubtful debts	33	34	40
Movement in provision for inventory obsolescence	—	(4)	(2)
Gain on disposal of property, plant and equipment	(1)	(1)	(7)
Directors’ fees	2	2	2
Change in fair value of financial instruments	5	(3)	—

Telecom purchases services from a wide range of suppliers, of which a small number are individually significant suppliers as detailed below:

Alcatel-Lucent – provide operational support and manage the development and integration of network assets;

EDS – responsible for the operation and support of Telecom’s IT systems;

Ericsson – provide operational support to the TDMA wireless network; and,

Sprint – provide access to mobile CPE supply arrangements, mobile applications and other marketing and service initiatives.

Telecom believes that other suppliers could provide similar services on comparable terms. A change in suppliers could cause disruption to Telecom’s core operations and network and service development activities, which might adversely impact financial results.

Key Management Personnel Costs

	Group
Year ended 30 June	2007	2006	2005
(Dollars in thousands)	NZ$	NZ$	NZ$
Salary and other short-term benefits	12,340	8,435	8,869
Redundancy and termination payments	1,538	519	—
Share-based compensation	2,300	2,244	2,103

	16,178	11,198	10,972

The table above includes remuneration of the Chief Executive and the members of the executive team.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 4     OPERATING EXPENSES (continued)

Auditors’ Remuneration

	Group
Year ended 30 June	2007	2006	2005
(Dollars In thousands)	NZ$	NZ$	NZ$
Fees paid to principal auditors:
Audit of financial statements	2,750	2,615	2,751
Audit of internal controls over financial reporting	1,713	—	—
Other assurance services	533	1,023	790

Total fees paid to principal auditors	4,996	3,638	3,541

Other assurance services primarily relate to the audit of regulatory disclosures such as the Telecom List of Charges and the Telecom Service Obligation (‘TSO’) as required by telecommunications legislation. For the year ended 30 June 2006, other assurance services fees also included preparatory work for compliance with section 404 of the US Sarbanes-Oxley Act of 2002.

Donations

The donation expense for the year was $64,000 (30 June 2006: $127,000; 30 June 2005: $360,000).

NOTE 5 OTHER GAINS, EXPENSES AND IMPAIRMENT

		Group		Parent
Year ended 30 June	2007	2006	2005	2007	2006
(Dollars In millions)	NZ$	NZ$	NZ$	NZ$	NZ$
Other Gains
Gain on sale of TSCL	20	—	—	—	—
Gain on acquisition of SCCL	—	60	—	—	—
Gain on sale of INL shares	—	—	86	—	—
Recognition of Southern Cross support fees	—	—	41	—	—
Gain on sale of Telecom Retail Stores	—	—	10	—	—
Gain on repurchase of convertible notes	—	—	9	—	—
Gain on sale of Intelsat	—	—	8	—	—

	20	60	154	—	—

Impairment
Impairment of Australian Operations	—	1,301	—	—	—
Impairment of TDMA network	—	—	24	—	—

	—	1,301	24	—	—

Other Expenses
Restructuring costs	36	—	4	—	—
Provision for billing issues	16	—	—	—	—
Intercarrier and regulatory costs	—	22	—	—	—
Provision for contractual settlements	—	12	—	—	—
Inter-carrier provisions	—	—	31	—	—
Provision for intercompany balances	—	—	—	638	3,218

	52	34	35	638	3,218

Other Gains

Gain on sale of Telecom Samoa Cellular Limited (‘TSCL’)

In September 2006 Telecom announced the sale of its 90% share in TSCL to Digicel Samoa Limited resulting in a gain on sale of $20 million.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 5    OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

Gain on acquisition of Southern Cross Cables (NZ) Limited (‘SCCL’)

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a wholly-owned subsidiary of Southern Cross Cables in which Telecom holds a 50% shareholding. SCCL’s sole asset at the time of acquisition was a tax operating loss carryforward. The value of the tax loss carryforward was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost was reflected as a gain.

Gain on sale of Independent Newspapers Limited (“INL”) shares (Group and Parent)

In June 2005, Telecom sold its entire stake in INL to Nationwide News Pty Limited, an affiliate of News Corporation for $272 million. This resulted in a gain on sale of $86 million being recognised in the year ended June 2005. Proceeds from the sale were received in July 2005.

Recognition of Southern Cross support fees

Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, support fees were payable to Telecom from Southern Cross. Telecom had not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross’ operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees became expected and accordingly Telecom accrued fees payable by Southern Cross of $41 million at March 2005. This represents fees for the period from April 2003 to March 2005. These fees have now been fully paid.

Gain on Sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Gain on repurchase of convertible notes

Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

Gain on sale of Intelsat

In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat’s shareholders (including Telecom, which owned a stake of approximately 0.5%) received US$18.75 per share in return for their shares. In March 2005 Telecom received $22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million.

Impairment

Impairment of Australian operations

Telecom reviewed the carrying value of the assets relating to its Australian Operations (which is a reportable segment). Prior to write-down these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations was assessed on a value-in-use basis.

In previous periods the recoverable amount had been determined to exceed carrying value. However during the year ended 30 June 2006 assessments it was determined that the recoverable amount was significantly lower than the carrying value and hence impairments were deemed to have occurred.

The decline in the recoverable amount was a consequence of a number of negative trends that adversely affected the short and long-term earnings outlook for Australian Operations, in particular:

F - 20

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 5    OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

•	A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations)

•	Continued downward pressure on retail prices

•	The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within Australian Operations, led to the recognition of impairment charges of $404 million (A$327 million) at 30 June 2006 and $897 million (A$836 million) at 31 December 2005. The December charge represents the writing down of $63 million (A$58 million) of individual assets and $834 million (A$778 million) of goodwill. As a result of these impairments, all remaining goodwill resulting from Telecom’s acquisition of AAPT was written off. The June 2006 charge represented the further writing down of $404 million (A$330 million) of assets.

Impairment of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. With the continued transition of customers from TDMA to CDMA, the cash flows generated by the TDMA network continued to decline to the point where at 30 June 2005 the present value of net future cash flows was negligible. Accordingly, an impairment charge of $24 million ($16 million after tax) was recognised at 30 June 2005 to write the network down to nil.

Other expenses

Restructuring costs (2007)

Restructuring costs totalling $36 million being recognised this year as a result of restructuring activities, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel.

The costs associated with the organisational redesign programme are principally severance costs. The costs associated with the rationalisation of Australian call centre operations consist of both personnel related costs and the cost of surplus lease commitments.

Restructuring costs (2005)

Following the purchase of Gen-i and Computerland in 2005 a number of savings were identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) were incurred to achieve these savings. These costs principally consisted of redundancy costs.

Provision for billing issues

A provision of $16 million for the cost of rectifying several billing application configuration issues largely relating to prior periods was recognised during the year. The provision covers the cost of investigating and resolving these issues.

Intercarrier and regulatory costs

In January 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of $17.5 million to TelstraClear.

Also included in this item was an adjustment to reflect a determination by the Commerce Commission. In December 2005, the Commission issued a draft determination of the cost to Telecom of meeting its Telecommunications Service Obligations (‘TSO’) for the year ended 30 June 2004. The determination represented a significant change from the 2003 and 2002 TSO determinations, which Telecom had used as the basis for accruing in 2004 and 2005 TSO revenue. Adopting the approach used by the Commission in its December 2005 determination resulted in a one-off adjustment to the accrued TSO receivable.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 5    OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

Contractual settlements

Telecom accrued $7 million for the estimated liability relating to historic issues under the Fair Trading Act and the Door to Door Sales Act 1967.

Telecom has also recognised an expense of $5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business. Telecom and Hutchinson Whampoa have entered into a new agreement which reflects current business circumstances.

Inter-carrier provisions

A charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge was a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions related to prior periods.

Parent Company

Impairment of intercompany balances

Expenses of $638 million represents a write down of investments in subsidiaries of $422 million (30 June 2006: $991 million) and the recognition of a further liability of $216 million (30 June 2006: $2,227 million) reflecting intercompany obligations of subsidiary companies assumed by the Parent.

NOTE 6    FINANCE INCOME AND EXPENSE

	Group			Parent
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$	2007 NZ$	2006 NZ$
Interest income:
Other interest	59	28	31	—	—
Interest received from subsidiary companies	—	—	—	317	337

Interest income	59	28	31	317	337

Interest expense:
Euro Medium Term Notes	225	224	263	—	—
Capital notes	16	28	28	—	—
Telebonds	42	31	26	—	—
Other interest and finance costs	17	10	8	—	—
Interest paid to subsidiary companies	—	—	3	396	411

	300	293	328	396	411
Less interest capitalised	(11)	(11)	(8)	—	—

Interest expense	289	282	320	396	411

Interest is capitalised on property, plant and equipment and intangible assets under development at an annualised rate of 8% (30 June 2006: 8%; 30 June 2005: 8%).

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 7    INCOME TAX

The income tax (expense)/credit is determined as follows:

	Group			Parent
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$	2007 NZ$	2006 NZ$
Income statement
Current income tax
Current year income tax (charge)/credit	(219)	(308)	(333)	26	24
Adjustments in respect of prior periods	(11)	(1)	2	—	—

Deferred income tax
Depreciation	(18)	(54)	(12)	—	—
Provisions, accruals and other	10	5	2	—	—
Adjustments in respect of prior periods	17	7	(2)	—	—
Reduction in tax rate	16	—	—	—	—

Income tax (charge)/credit reported in income statement	(205)	(351)	(343)	26	24

Domestic tax (charge)/credit	(191)	(358)	(333)	26	24
Foreign tax (charge)/credit	(14)	7	(10)	—	—

	(205)	(351)	(343)	26	24

Statement of changes in equity
Current income tax
Current year income tax (charge)/credit	(49)	100	(8)	—	—
Deferred income tax
Fair value of financial instruments	3	(3)	—	—	—
Revaluation of listed investments	(4)	—	—	—	—
Reduction in tax rate	(1)	—	—	—	—

Income tax (charge)/credit reported in equity	(51)	97	(8)	—	—

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 7    INCOME TAX (continued)

Reconciliation of income tax expense

		Group		Parent
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$	2007 NZ$	2006 NZ$
Net earnings/(loss) attributable to shareholders:
Domestic	3,138	1,036	930	2,656	(2,498)
Foreign	(114)	(1,471)	37	—	—

	3,024	(435)	967	2,656	(2,498)
Total income tax expense/(credit)	246	394	386	(26)	(24)

Net earnings/(loss) before income tax	3,270	(41)	1,353	2,630	(2,522)

Tax at current rate of 33%	(1,079)	14	(446)	(868)	832

Adjustment to taxation:
Non-deductible write-downs	—	(420)	—	(210)	(1,061)
Non-taxable gain	695	20	31	—	—
Foreign sourced income not subject to tax	24	8	19	—	—
Non-taxable intercompany dividends	—	—	—	1,104	253
Reduction in tax rate	16	—	—	—	—
Change in unrecognised temporary differences	99	—	—	—	—
Prior period adjustment	6	—	—	—	—
Other	(7)	(16)	10	—	—

Total income tax (expense)/credit	(246)	(394)	(386)	26	24

Income tax expense for continuing operations	(205)	(351)	(343)
Income tax expense for discontinued operations	(41)	(43)	(43)

On 21 May 2007, the Taxation KiwiSaver and Company Tax Rate Amendments Bill was given royal assent meaning that for the 2008/09 income tax year the New Zealand company tax rate will change from 33% to 30%. The effect of the reduction in the tax rate on the measurement of deferred tax assets and liabilities has been shown in the table above. The change in unrecognised temporary differences consisted of $99 million of previously unrecognised temporary differences that were recognised during the year after it became more likely than not that these temporary differences would be offset against taxable income.

NOTE 8    SHORT-TERM INVESTMENTS

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Short-term deposits	70	63
Government securities	—	1

	70	64

NOTE 9    SHORT-TERM DERIVATIVE ASSETS

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Foreign exchange forward contracts	7	22
Currency options	—	2
Interest rate swaps	1	2

	8	26

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 10    RECEIVABLES AND PREPAYMENTS

	Group		Parent
30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Trade receivables	588	564	—	—
Less allowance for doubtful accounts	(44)	(39)	—	—

	544	525	—	—
Unbilled rentals and tolls	278	298	—	—
Prepaid expenses and other receivables	131	106	—	—
Due from subsidiaries	—	—	795	966

	953	929	795	966

Bad debts of $28 million (30 June 2006: $37 million) were written off against the allowance for doubtful accounts during the year.

NOTE 11    INVENTORIES

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Maintenance materials and consumables	5	8
Goods held for resale	59	38
Revenue work in progress	7	5

	71	51

Allowance for inventory obsolescence:
Balance at beginning of period	—	3
Charged to costs and expenses	—	1
Release from provision	—	(4)

Balance at end of period	—	—

NOTE 12    RECEIVABLES DUE AFTER ONE YEAR

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Loan to associate company	—	95
Other receivables	—	14

	—	109

All receivables due after one year were fully repaid in 2007.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 13    LONG-TERM INVESTMENTS

	Group		Parent
30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Shares in unlisted companies	439	515	—	—
Shares in listed companies	51	—	—	—
Government stock	1	—	—	—
Investment in associates	3	5	—	—
Subsidiary companies (see Note 31)
Shares	—	—	6,585	4,001
Term advances	—	—	3,006	3,006

	494	520	9,591	7,007

All long-term investments are available-for-sale financial assets except for the government stock that is held-to-maturity.

Shares in listed companies

Shares in listed companies represent an investment in Macquarie Telecom Group Limited and iiNet Limited. These investments are carried at fair value that is determined by reference to the bid price as quoted on the Australian Stock Exchange as at 29 June 2007. The amount in the revaluation reserve relates solely to these investments.

Shares in unlisted companies

Shares in unlisted companies include Telecom’s 19.9% stake in Hutchison 3G Australia Limited and Telecom’s investment in TMT Ventures, a corporate venture capital programme. These equity investments are valued at cost as the fair value cannot be measured reliably as the shares are not traded and a wide range of estimates of fair value exist. Telecom signed a non-binding Memorandum of Understanding with Hutchison Telecom Australia Limited in August 2007 that impacts its investment in Hutchison 3G Australia Limited. See Note 35 for details.

Associate companies

Associate companies of the Telecom Group are listed in Note 31.

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Cost of investment in associates	38	36
Opening balance of share of associates’ equity	(31)	(31)
Share of associates’ losses	(3)	—
Foreign exchange movement	(1)	—

Equity accounted value of investment	3	5

Extract from associates financial statements

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Total assets	1,244	1,668
Total liabilities	1,783	2,098
Total revenues	200	192
Net (loss)/earnings	(6)	4

Telecom has suspended equity accounting on its associates where its share of losses and dividends received have exceeded the initial investment. Telecom’s share of unrecognised profits unrecognised for the year was nil (30 June 2006: $2 million) and the cumulative deficit of associates is $292 million.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 14    DEFERRED TAX

Group

30 June 2007 (Dollars in millions)	Tax depreciation	Provisions and accruals	Tax losses	Other	Total
Deferred tax:
Balance at beginning of the year	(218)	29	70	33	(86)

Amounts recognised in earnings
Relating to the current period	(18)	19	(3)	(6)	(8)
Adjustments in respect of prior periods	19	(2)	—	—	17
Reduction in tax rate	21	—	(5)	—	16

Amounts recognised in equity
Relating to the current period	—	—	—	(1)	(1)
Foreign exchange movement	—	—	—	(3)	(3)
Reduction in tax rate	—	—	—	(1)	(1)
Other
Amounts relating to acquisition of subsidiary	—	—	4	(4)	—

	(196)	46	66	18	(66)

Deferred tax assets	—	—	4	23	27
Deferred tax liabilities	(196)	46	62	(5)	(93)

	(196)	46	66	18	(66)

Group

30 June 2006 (Dollars in millions)	Tax depreciation	Provisions and accruals	Tax losses	Other	Total
Deferred tax:
Balance at beginning of the year	(163)	36	—	27	(100)

Amounts recognised in earnings
Relating to the current period	(59)	(10)	—	6	(63)
Adjustments in respect of prior periods	4	3	—	—	7
Amounts recognised in equity
Relating to the current period	—	—	—	(3)	(3)
Foreign exchange movement	—	—	—	3	3
Other
Amounts relating to acquisition of subsidiary	—	—	70	—	70

	(218)	29	70	33	(86)

Deferred tax assets	—	—	—	31	31
Deferred tax liabilities	(218)	29	70	2	(117)

	(218)	29	70	33	(86)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 14    DEFERRED TAX (continued)

The utilisation of the deferred tax asset relating to tax losses is dependent on future taxable profits of approximately $216 million. Telecom has continued to recognise these deferred tax assets as it is more likely than not that there will be available taxable profits to offset these losses based on current forecasts and recent taxable profits of $9 million for the year available to offset against these losses.

The Telecom Group has not recognised in its deferred taxation balance the tax effect of accumulated losses and temporary differences in overseas subsidiaries amounting to $461 million at 30 June 2007 (30 June 2006: $255 million), based on the relevant corporation tax rate of the overseas subsidiary’s country of residence. These losses and temporary differences may be available to be carried forward to offset against future taxable income however utilisation is contingent on the relevant subsidiaries producing taxable profits over a significant period of time and is subject to compliance with the relevant taxation authority requirements.

NOTE 15    LONG-TERM DERIVATIVE ASSETS

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Cross currency interest rate swap contracts	—	80
Interest rate swap contracts	68	8

	68	88

NOTE 16    INTANGIBLE ASSETS

Group

(Dollars in millions)	Software NZ$	Capacity purchases NZ$	Spectrum licences NZ$	Other intangibles NZ$	Goodwill NZ$	Total NZ$

Cost
Balance as at 1 July 2006	1,211	462	57	32	939	2,701
External acquisitions	232	30	—	2	63	327
Disposals	—	—	—	(4)	—	(4)
Disposal of subsidiaries	(42)	—	—	—	(9)	(51)
Currency movements	(24)	(6)	—	—	—	(30)

Balance as at 30 June 2007	1,377	486	57	30	993	2,943

Accumulated amortisation and impairment losses
Balance as at 1 July 2006	(871)	(129)	(19)	(19)	(834)	(1,872)
Amortisation	(110)	(41)	(2)	(3)	—	(156)
Reclassification	(39)	—	—	—	—	(39)
Disposals	—	—	—	4	—	4
Disposal of subsidiaries	29	—	—	—	—	29
Currency movements	15	2	—	1	—	18

Balance as at 30 June 2007	(976)	(168)	(21)	(17)	(834)	(2,016)

Net book value at 30 June 2007	401	318	36	13	159	927

Weighted average amortisation period (years)	4	11	29	11	—	11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 16    INTANGIBLE ASSETS (continued)

Group

(Dollars in millions)	Software NZ$	Capacity purchases NZ$	Spectrum licences NZ$	Other intangibles NZ$	Goodwill NZ$	Total NZ$
Cost
Balance as at 1 July 2005	1,037	456	52	28	941	2,514
External acquisitions	169	—	5	4	8	186
Disposals	(17)	(2)	—	—	—	(19)
Currency movements	22	8	—	—	(10)	20

Balance as at 30 June 2006	1,211	462	57	32	939	2,701

Accumulated amortisation and impairment losses
Balance as at 1 July 2005	(752)	(89)	(16)	(14)	—	(871)
Amortisation	(122)	(37)	(3)	(5)	—	(167)
Impairment	—	—	—	—	(834)	(834)
Disposals	16	—	—	—	—	16
Currency movements	(13)	(3)	—	—	—	(16)

Balance as at 30 June 2006	(871)	(129)	(19)	(19)	(834)	(1,872)

Net book value at 30 June 2006	340	333	38	13	105	829

Weighted average amortisation period (years)	7	12	17	6	—	9

The estimated amortisation expense for the following five years is likely to remain at approximately the level experienced in the current year.

Goodwill

The following cash generating units (‘CGU’) being the lowest level of asset for which there are separately identifiable cash flows, have carrying amounts of goodwill that are considered significant in comparison with the Group’s total carrying amount of goodwill:

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Australian Operations	63	—
NZ Business	71	71
NZ Consumer	24	24
Corporate and other	1	10

	159	105

Impairment testing

The recoverable amount of CGUs was calculated on the basis of value-in-use using a discounted cash flow model. Future cash flows were projected out five years, based on Board approved business plans for the year ended 30 June 2008, with key assumptions being EBITDA and capital expenditure for the CGU. A terminal growth rate of 3% was applied. A pre-tax discount rate of between 11.7% to 13.4% was utilised. No impairment arose as a result of the review of goodwill for the year ended 30 June 2007. The value of the prior Australian Operations’ goodwill was fully written off (see Note 5) in the year ended 30 June 2006.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 17     PROPERTY, PLANT & EQUIPMENT

Group

(Dollars in millions)	Telecommunications equipment and plant NZ$	Freehold land NZ$	Buildings NZ$	Other assets NZ$	Work in progress NZ$	Total NZ$
Cost
Balance as at 1 July 2006	9,774	94	623	485	121	11,097
Acquisitions	427	—	21	58	83	589
Acquisition of subsidiary	459	—	4	51	—	514
Reclassification and transfers	(45)	—	—	(16)	178	117
Disposals	(970)	—	(3)	(8)	—	(981)
Disposal of subsidiaries	(12)	—	(9)	(12)	(13)	(46)
Currency movements	(91)	—	(4)	(9)	(7)	(111)

Balance as at 30 June 2007	9,542	94	632	549	362	11,179

Accumulated depreciation and impairment losses
Balance as at 1 July 2006	(7,031)	—	(356)	(409)	—	(7,796)
Depreciation charge	(452)	—	(20)	(30)	—	(502)
Acquisition of subsidiary	(126)	—	(3)	(77)	—	(206)
Reclassification	(106)	—	—	28	—	(78)
Disposals	963	—	2	5	—	970
Disposal of subsidiaries	5	—	5	8	—	18
Currency movements	85	—	3	8	—	96

Balance as at 30 June 2007	(6,662)	—	(369)	(467)	—	(7,498)

Net book value at 30 June 2007	2,880	94	263	82	362	3,681

Group

(Dollars in millions)	Telecommunications equipment and plant NZ$	Freehold land NZ$	Buildings NZ$	Other assets NZ$	Work in progress NZ$	Total NZ$
Cost
Balance as at 1 July 2005	9,335	94	599	444	97	10,569
Acquisitions	476	—	33	51	67	627
Transfers	34	—	—	9	(43)	—
Disposals	(71)	—	(9)	(19)	—	(99)

Balance as at 30 June 2006	9,774	94	623	485	121	11,097

Accumulated depreciation and impairment losses
Balance as at 1 July 2005	(6,335)	—	(321)	(311)	—	(6,967)
Depreciation charge	(455)	—	(28)	(55)	—	(538)
Impairment	(307)	—	(14)	(52)	—	(373)
Disposals	66	—	7	9	—	82

Balance as at 30 June 2006	(7,031)	—	(356)	(409)	—	(7,796)

Net book value at 30 June 2006	2,743	94	267	76	121	3,301

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 17    PROPERTY, PLANT AND EQUIPMENT (continued)

Values Ascribed to Land and Buildings

Telecom’s properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network.

Operating Leases

Included in buildings at 30 June 2007 are buildings on leasehold land with a cost of $12 million (30 June 2006: $11 million) together with accumulated depreciation of $4 million (30 June 2006: $4 million).

Finance Leases

Included in telecommunications equipment at 30 June 2007 are assets capitalised under finance leases with a cost of $680 million (30 June 2006: $685 million) together with accumulated depreciation of $593 million (30 June 2006: $562 million).

Telecom has prepaid all obligations under these finance leases and as a result has no outstanding commitments under finance leases.

Land Claims

Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Māori claimants. In the event that the Government resumes land, compensation will be paid to Telecom under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the Sale and Purchase Agreement between the Company and the Government.

Under the State Owned Enterprises Act 1986, the Governor General of New Zealand, if satisfied that any land or interest in land held by Telecom is wāhi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to Telecom under the provisions of the Public Works Act 1981. Telecom would expect to negotiate with the new Māori owners for continued occupancy rights of any sites resumed by the Government.

NOTE 18    ACCOUNTS PAYABLE AND ACCRUALS

	Group		Parent
30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Trade accounts payable	708	730	—	—
Accrued personnel costs	117	121	—	—
Revenue billed in advance	109	104	—	—
Accrued interest	37	40	—	—
Other accrued expenses	29	44	16	22

	1,000	1,039	16	22

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 19    SHORT-TERM DERIVATIVE LIABILITIES

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Cross currency interest rate swaps	43	124
Forward exchange contracts	25	—
Interest rate swaps	—	1

	68	125

NOTE 20    PROVISIONS

Group

(Dollars in millions)	Commercial NZ$	Restructuring NZ$	Other NZ$	Total NZ$
Balance at 1 July 2006	—	—	—	—
Provisions made during the year	16	52	6	74
Acquisition of subsidiary	—	—	2	2
Provisions utilised during the year	—	(34)	—	(34)

Balance as at 30 June 2007	16	18	8	42

Current	16	18	—	34
Non-current	—	—	8	8

	16	18	8	42

Commercial

A provision was recognised in relation to the cost of rectifying several billing application configuration issues primarily relating to prior periods. The provision covers the cost of investigating and resolving these issues.

Restructuring

A provision for restructuring costs was recognised in relation to restructuring activities undertaken or announced in 2007, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations, the integration of PowerTel Limited and costs relating to the cost of restructuring Telecom’s information systems to separate Yellow Pages Group. The majority of the provision at 30 June 2007 relates to Yellow Pages Group which is a discontinued operation. The restructuring is expected to be completed by the end of calendar year 2008.

Other

Other provisions relate to leasehold property decommissioning liabilities and legal provisions.

NOTE 21    DEBT DUE WITHIN ONE YEAR

	Group		Parent
30 June (Dollars in millions)	2007 $	2006 $	2007 $	2006 $
Long-term debt maturing within one year (see Note 23)	201	580	—	—
Short-term debt	287	375	—	—
Due to subsidiaries	—	—	4,993	5,042

	488	955	4,993	5,042

None of Telecom’s debt due within one year is secured.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 22    LONG-TERM DERIVATIVE LIABILITIES

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Cross currency interest rate swaps	574	310
Interest rate swaps	1	49
Electricity price hedges	2	3

	577	362

NOTE 23    LONG-TERM DEBT

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Euro Medium Term Notes (EMTN)	1,921	2,160
Capital Notes	138	321
Telebonds	511	659
Other	49	—

	2,619	3,140
Less unamortised discount	(14)	(17)

	2,605	3,123
Less long-term debt maturing within one year (see Note 21)	(201)	(580)

	2,404	2,543

Schedule of Maturities
Due 1 to 2 years	553	238
Due 2 to 3 years	64	643
Due 3 to 4 years	14	14
Due 4 to 5 years	324	14
Due over 5 years	1,449	1,634

Total due after one year	2,404	2,543

None of Telecom’s long-term debt is secured and all ranks pari passu with other liabilities.

Euro Medium Term Notes

30 June (Dollars in millions) Interest rate		Due	Face value	Group

				2007 NZ$	2006 NZ$

1.8	5%	5 June 2007	20bn JPY	—	287
6.12	5%	12 Dec 2008	200m GBP	521	604
2.	0%	8 June 2009	2bn JPY	21	29
6.7	5%	14 Dec 2011	250m USD	325	409
4.8	9%	11 Oct 2013	275m CAD	337	—
5.62	5%	14 May 2018	125m GBP	326	378
5.7	5%	6 April 2020	150m GBP	391	453

				1,921	2,160

Cross currency and interest rate swaps have been entered into to manage the Euro Medium Term Notes currency and interest rate risk exposures. See Note 27.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 23    LONG-TERM DEBT (continued)

Two of Telecom’s existing Euro Medium Term Notes issues (a GBP200 million issue maturing December 2008 and a US$250 million issue maturing December 2011) have pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s/Moody’s Investor Services to fall below A-/A3 before increased interest rates would apply.

Capital Notes

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Various NZ dollar TeleNotes	—	146
Restricted Capital Securities	138	175

	138	321

Restricted Capital Securities

In February 1998, Telecom issued to certain qualified institutional buyers in the United States, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.5% Restricted Capital Securities (RCS) for an initial term of ten years. At the end of the initial term Telecom can, at its sole discretion, redeem the RCS including any unpaid interest for cash, offer investors the option of continuing to hold the RCS for a new term at a new yield or redeem the RCS including any unpaid interest by issuing ordinary shares in Telecom to the RCS holders at a price equivalent to 90% of the average closing price of Telecom’s shares in the 10 business days preceding the election date. In 2003 Telecom repurchased a total of US$44 million of the RCS on issue. Cross currency and interest rate swaps have been entered into to manage currency and interest rate risk exposures. The effective interest rate is 8.52%.

TeleBonds

Telecom has issued bonds (‘TeleBonds’) to institutional and retail investors. These have been issued as income, compounding, or zero coupon bonds. TeleBonds have interest rates ranging from 6.92% to 8.65% and maturity dates between April 2008 and April 2016. During 2006 Telecom completed a $400 million TeleBond issue. The TeleBonds were issued in two tranches, $250 million seven-year bonds and $150 million ten-year bonds, with effective rates of 7.04% and 7.14% respectively.

Parent Company

Amounts owing by the Parent are under a guarantee and payable to subsidiaries. There are no fixed repayment dates and amounts are not interest bearing.

Other Long-term Debt

Telecom acquired PowerTel in May 2007. PowerTel had existing loan facilities of A$15 million and A$40 million. A$44 million was outstanding as at 30 June 2007. The expiration of the facility term is December 2009.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24    EQUITY

Group

30 June (Dollars in millions)	Contributed capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Minority interest NZ$	Deferred compen- sation NZ$	Revalu- ation reserve NZ$	Foreign currency translation reserve NZ$	Total equity NZ$
Balance at 30 June 2005	1,991	523	(41)	8	22	—	(73)	2,430

Translation of foreign operations	—	—	—	—	—	—	176	176
Hedge of net investment	—	—	—	—	—	—	(87)	(87)
Cash flow hedges	—	—	5	—	—	—	—	5

Total income recognised in equity	—	—	5	—	—	—	89	94
Net (loss)/earnings for the year	—	(435)	—	4	—	—	—	(431)

Total recognised income and expenses	—	(435)	5	4	—	—	89	(337)
Dividends	—	(1,179)	—	(5)	—	—	—	(1,184)
Tax credit on supplementary dividends	—	131	—	—	—	—	—	131
Dividend reinvestment plan	114	—	—	—	—	—	—	114
Exercise of share options	18	—	—	—	—	—	—	18
Repurchase of shares	(114)	—	—	—	—	—	—	(114)
Issuance of shares under share schemes	2	—	—	—	2	—	—	4

Balance at 30 June 2006	2,011	(960)	(36)	7	24	—	16	1,062

Translation of foreign operations	—	—	—	—	—	—	(120)	(120)
Hedge of net investment	—	—	—	—	—	—	38	38
Revaluation of investments	—	—	—	—	—	11		11
Cash flow hedges	—	—	(8)	—	—	—	—	(8)

Total income recognised in equity	—	—	(8)	—	—	11	(82)	(79)
Net earnings for the year	—	3,024	—	3	—	—	—	3,027

Total recognised income and expenses	—	3,024	(8)	3	—	11	(82)	2,948
Dividends	—	(735)	—	(4)	—	—	—	(739)
Tax credit on supplementary dividends	—	83	—	—	—	—	—	83
Dividend reinvestment plan	249	—	—	—	—	—	—	249
Exercise of share options	1	—	—	—	—	—	—	1
Issuance of shares under share schemes	9	—	—	—	(9)	—	—	—

Balance at 30 June 2007	2,270	1,412	(44)	6	15	11	(66)	3,604

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24    EQUITY (continued)

Parent

30 June (Dollars in millions)	Contributed capital NZ$	Retained earnings NZ$	Deferred compensation NZ$	Total equity NZ$
Balance at 1 July 2005	1,991	2,190	22	4,203

Net loss for the year	—	(2,498)	—	(2,498)

Total recognised income and expenses	—	(2,498)	—	(2,498)
Dividends	—	(1,179)	—	(1,179)
Tax credit on supplementary dividends	—	131	—	131
Dividend reinvestment plan	114	—	—	114
Exercise of share options	18	—	—	18
Repurchase of shares	(114)	—	—	(114)
Issuance of shares under share schemes	2	—	2	4

Balance at 30 June 2006	2,011	(1,356)	24	679

Net earnings for the year	—	2,656	—	2,656

Total recognised income and expenses	—	2,656	—	2,656
Dividends	—	(735)	—	(735)
Tax credit on supplementary dividends	—	83	—	83
Dividend reinvestment plan	249	—	—	249
Exercise of share options	1	—	—	1
Issuance of shares under share schemes	9	—	(9)	—

Balance at 30 June 2007	2,270	648	15	2,933

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24    EQUITY (continued)

Contributed Capital

Movements in the Company’s issued ordinary shares were as follows:

30 June (Dollars in millions)	2007		2006
	Number	NZ$	Number	NZ$
Shares at the beginning of the year	1,960,933,948	2,011	1,957,523,328	1,991
Shares issued under the dividend reinvestment plan	56,809,102	249	21,155,557	114
Shares repurchased and cancelled	—	—	(21,154,859)	(114)
Shares issued under the restricted share scheme	1,534,186	4	872,288	2
Shares issued under the share rights scheme	486,888	2	225,742	—
Issue of new shares upon exercise of options	180,849	4	2,245,766	18
Other issues	48,158	—	66,126	—

Shares at the end of the year	2,019,993,131	2,270	1,960,933,948	2,011

All issued shares are fully paid and have no par value.

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company’s Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

A special rights convertible preference share (the ‘Kiwi Share’) was created on 11 September 1990 and is registered in the name of, and may only be held by, the Minister of Finance on behalf of the Crown. The consent of the holder of the Kiwi Share is required for the amendment, removal or alteration of the effect of certain provisions of the Company’s Constitution which was adopted upon re-registration on 27 September 1996 under the Companies Act 1993.

The Company’s Constitution also contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, and that require the consent of the holder of the Kiwi Share and the Board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom.

The holder of the Kiwi Share is not entitled to vote at any meetings of the Company’s shareholders nor participate in the capital or profits of the Company, except for repayment of $1 of capital upon a winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to the Kiwi Share will cease to have any application.

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2007, 56,809,102 shares with a total value of $249 million were issued in lieu of a cash dividend (30 June 2006: 21,155,557 shares with a total value of $114 million). To offset shares issued under the dividend reinvestment plan in the year ended 30 June 2006, a total of 21,154,859 shares with a market value of $114 million were repurchased and cancelled.

Shares Held in Trust

As detailed in Note 25, shares are held in Trust when they are to be allocated to employees under the Telecom Restricted Share Scheme. At 30 June 2007 269,125 shares were held in Trust (30 June 2006: 98,773).

Hedge Reserve

Movements in the fair value portion of derivatives are recognised directly in the hedge reserve when that derivative is in an effective cash flow hedge relationship. Cash flow hedge relationships are established at the point the derivative is recognised by Telecom and documentation details the relationship and how effectiveness will be measured. The fair value of derivatives is removed from the hedge reserve and recognised in the carrying value of the hedged item or recognised in the income statement as appropriate.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24    EQUITY (continued)

Deferred Compensation

Deferred compensation is recognised upon issue of a Restricted Share under the Telecom Restricted Share Scheme or over the life of an option issued under the Telecom Share Rights Scheme or Telecom Share Option Scheme. Amounts are transferred to Share Capital upon the vesting of the share or the option.

Foreign Currency Translation Reserve

Translation differences arising on the retranslation of the results of subsidiaries with functional currencies other than New Zealand dollars are recognised directly in the Foreign Currency Translation Reserve. Movements in the fair value of derivative financial instruments that are hedges of Telecom’s net investment in subsidiaries subject to these translation differences are also recognised directly in the Foreign Currency Translation Reserve. The cumulative amounts are released to the income statement upon disposal of these subsidiaries.

Earnings Per Share

Year ended 30 June (Dollars in millions, except per share amounts)	Group
	2007	2006	2005
Basic earnings per share
Numerator—Earnings/(loss) from continuing operations	844	(540)	874
Numerator—Earnings from discontinued operations	2,183	109	96
Numerator—Net earnings/(loss) attributable to shareholders	3,024	(435)	967

Denominator – weighted average ordinary shares (in millions)	1,990	1,960	1,948

Basic earnings/(loss) per share (cents per share):
From continuing operations	$0.42	$(0.28)	$0.45
From discontinued operation	$1.10	$0.06	$0.05
From net earnings/(loss) attributable to shareholders	$1.52	$(0.22)	$0.50

Diluted earnings per share
Numerator—as noted above adjusted by:
Add – capital notes interest after income tax	6	—	19
Add – convertible notes interest after income tax	—	—	5

Denominator (in millions)
Ordinary shares	1,990	1,960	1,948
Capital notes	34	—	57
Convertible notes	—	—	17
Options	2	—	5

	2,026	1,960	2,027

Diluted earnings/(loss) per share (cents per share):
From continuing operations	$0.42	$(0.28)	$0.44
From discontinued operation	$1.08	$0.06	$0.05
From net earnings/(loss) attributable to shareholders	$1.50	$(0.22)	$0.49

Anti-dilutive potential shares (in millions)
Capital notes	—	89	—
Options	21	25	—

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 25    EMPLOYEE SHARE SCHEMES

Telecom Incentive Schemes

Telecom has operated a share option scheme since 1994. During the year ended 30 June 2002, Telecom also established the Telecom Restricted Share Scheme and Telecom Share Rights Scheme. The total charge recognised for the schemes during the year was $12 million (30 June 2006: $13 million).

Telecom Share Option Scheme

Telecom has operated a share option scheme since 1994 whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. During the year ended 30 June 2002 the scheme was expanded to give both key executives and senior employees the option to participate in the scheme. The number of participants has subsequently been reduced from September 2003, with most employees now participating in the Restricted Share Scheme. Each option granted will convert to one ordinary share on exercise. A participant may exercise his or her options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. A performance hurdle must be met in order to exercise any share options. The total return to shareholders, measured as the combination of share price appreciation and dividends paid, must exceed the estimated cost of equity since the grant of the share option. External advisors calculate the cost of equity annually and achievement of the performance hurdle is independently verified. Certain issues of options require total shareholders’ return to exceed the return of similar telecommunications companies.

No options were issued to employees under the Share Option Scheme during the year ended 30 June 2007.

In prior years, options have been issued with a maximum term of six years. New ordinary shares will be issued in accordance with the Constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Exchange for the business days in the month immediately preceding the date on which options are granted (subject to adjustment if the shares traded ‘cum dividend’). The options granted are determined by a committee of the Board of Directors pursuant to the share option scheme. The weighted average grant date fair value of options issued during 2006 was $0.67. Options were exercised throughout the year. The average share price during the year was $4.57 (30 June 2006: $5.62) and the intrinsic value of options exercised was nil (30 June 2006: $2 million). The intrinsic value of options outstanding and exercisable as at 30 June 2007 is nil (30 June 2006: nil).

Information regarding options granted under the share option scheme is as follows:

	Option price* NZ$	Number of options
As at 30 June 2005	5.39	22,856,587
Granted	6.11	4,326,292
Exercised	4.86	(2,245,766)
Forfeited	6.06	(657,874)
Lapsed	7.30	(1,022,695)

As at 30 June 2006	5.46	23,256,544
Granted	—	—
Exercised	4.79	(180,849)
Forfeited	6.09	(328,059)
Lapsed	6.07	(3,949,736)

As at 30 June 2007	5.33	18,797,900

	Options outstanding				Options currently exercisable
Period Granted	Options outstanding	Price range NZ$	Price * NZ$	Remaining life* (years)	Options exercisable	Price * NZ$
1 July 2001 – 30 June 2002	2,796,064	4.70 – 5.27	4.73	0.3	2,796,064	4.73
1 July 2002 – 30 June 2003	5,676,633	4.43 – 4.94	4.93	1.2	5,676,633	4.93
1 July 2003 – 30 June 2004	3,162,350	5.01 – 5.59	5.01	2.2	3,162,350	5.01
1 July 2004 – 30 June 2005	4,072,563	5.93 – 6.30	5.95	3.2	1,660,089	5.95
1 July 2005 – 30 June 2006	3,090,290	6.11	6.11	4.2	164,146	6.11

	18,797,900				13,459,282

*	Weighted average

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 25    EMPLOYEE SHARE SCHEMES (continued)

	Options outstanding			Options currently exercisable
Price range	Options outstanding	Price * NZ$	Remaining life* (years)	Options exercisable	Price * NZ$
4.00 – 4.99	8,335,259	4.86	0.9	8,335,259	4.86
5.00 – 5.99	7,352,113	5.53	2.7	4,954,817	5.33
6.00 – 6.99	3,110,528	6.11	4.2	169,206	6.12

	18,797,900			13,459,282

*	Weighted average

Telecom Restricted Share Scheme

In September 2001 the Telecom Restricted Share Scheme (‘RSS’) was introduced for selected executives and senior employees of the Group. In September 2003 participation was extended so that the majority of employees who previously participated in the Share Options Scheme participated in the RSS. Under the RSS, Company shares are issued to Telecom Trustee Limited, a Telecom subsidiary and allocated to participants using funds lent to them by the Company. Under the RSS, the length of the retention period before awards vest is between one to three years. The price for each share issued during the year under the RSS is the average end-of-day market price of Telecom shares reported on the New Zealand Exchange for the days on which the exchange is open for trading in the month immediately preceding the date on which the share is allocated, adjusted for dividends that are not received until the share vests. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. The number of shares awarded is determined by a committee of the Board of Directors. The weighted average grant date fair value of restricted shares issued during the year was $3.52 (30 June 2006: $4.93). Shares with a fair value of $4 million vested during the year (30 June 2006: $1 million).

Information regarding shares awarded under the RSS is as follows:

Number of shares
Unvested shares as at 30 June 2005	1,917,872
Awarded pursuant to RSS	1,085,196
Forfeited	(327,965)
Vested	(209,206)

Unvested shares as at 30 June 2006	2,465,897
Awarded pursuant to RSS	1,841,278
Forfeited	(561,694)
Vested	(817,041)

Unvested shares as at 30 June 2007	2,928,440

Percentage of total ordinary shares	0.14%

The number of shares awarded pursuant to the RSS does not equal the number of shares created for the scheme as lapsed shares are held in Trust and reissued.

Telecom Share Rights Scheme

The Telecom Share Rights Scheme (‘SRS’) was introduced for selected executives and senior employees of the Group in September 2001. Under the scheme, participants are granted the option to purchase Company shares at a nil exercise price. Under the SRS, the exercise date of each option is variable, but in the main is three years from the allocation date. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group. The number of options granted are determined by a committee of the Board of Directors. The weighted average grant date fair value of options issued during the year was $3.42 (30 June 2006: $4.85). The intrinsic value of options exercised during the year was $2 million (30 June 2006: $1 million). Options with an intrinsic value of $9 million remain outstanding at the year end.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 25    EMPLOYEE SHARE SCHEMES (continued)

Information regarding options granted under the SRS is as follows:

Number of options
As at 30 June 2005	1,261,159
Granted	773,855
Exercised	(225,742)
Forfeited	(135,239)

As at 30 June 2006	1,674,033
Granted	1,178,208
Exercised	(486,888)
Forfeited	(421,251)

As at 30 June 2007	1,944,102

Period Granted	Options outstanding	Remaining life* (years)
1 July 2003 – 30 June 2004	3,076	0.2
1 July 2004 – 30 June 2005	408,282	0.5
1 July 2005 – 30 June 2006	597,442	1.5
1 July 2006 – 30 June 2007	935,302	2.0

	1,944,102

*	Weighted average

3,076 options were exercisable as at 30 June 2007. These options were exercised after 30 June 2007.

Fair value of share scheme awards

The fair value of share options issued in prior years was estimated using a lattice-binomial option pricing model. The model was based on the following weighted average assumptions:

Year ended 30 June (Dollars in millions)	Group 2006
Risk-free interest rate	5.6%
Expected dividend yield	6.6%
Expected option life (in years)	4.2
Expected stock price volatility	21.0%

Risk-free interest rates were between 5.6%—5.7% and the expected dividend yields were between 6.6%—8.5%. The contractual term of options and employees’ expected exercise behaviour is calculated based on historical data. The discount applied for post vesting restrictions is estimated using the probability of those restrictions impacting the exercise of options. Approximately $14 million of share scheme awards remain unvested and not expensed as at 30 June 2007 (30 June 2006: $17 million). This expense will be recognised over the vesting period of the awards over the next 3 years.

Restricted shares and options granted under the share rights scheme are valued based on the market price at grant date adjusted for dividends that are not received until the restricted share or option vests. Volatility is based on historic volatility in Telecom’s share price.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 26    DIVIDENDS

Dividends

Dividends declared and provided by the Company are as follows:

Year ended 30 June (Dollars in millions, except for per share amounts)	2007 NZ$		2006 NZ$
Previous year fourth quarter dividend paid	235		391
Supplementary dividend	30		51
First quarter dividend paid	139		186
Supplementary dividend	17		25
Second quarter dividend paid	139		284
Supplementary dividend	18		37
Third quarter dividend paid	139		186
Supplementary dividend	18		24

	735		1,184

Fourth quarter dividend declared subsequent to balance date not provided for (see Note 35)	292		137
Fourth quarter special dividend declared subsequent to balance date not provided for (see Note 35)	—		98
Dividends per share (including dividends declared but not provided for, but excluding supplementary dividends)	35.5	¢	45.5	¢

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2007, 56,809,102 shares with a total value of $249 million were issued in lieu of a cash dividend (30 June 2006: 21,155,557 shares and $114 million). Shares issued in lieu of dividends are excluded from dividends paid in the Cash Flow Statement.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 27    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Short-term financing

Telecom has four short-term financing programmes in place; a US$1 billion European Commercial Paper Programme, a $500 million Note facility, an A$1.5 billion Short Term Note and Medium Term Note Programme and a $200 million Asian Commercial Paper Programme.

As at 30 June 2007 Telecom had committed stand-by facilities of US$500 million with various major banks. Telecom also had committed overdraft facilities of $20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities. Amounts paid for these facilities during the year was $2 million (30 June 2006: $2 million).

Telecom does not currently hold or issue derivative financial instruments for trading purposes, although under the classifications of NZ IAS 32 derivative financial instruments are classified as ‘held for trading’ unless they are designated hedges. Currency options held by Telecom are therefore classified as held for trading. All other derivative financial instruments are designated hedges.

Interest Rate and Currency Risk

Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates and foreign exchange rates. Telecom effectively monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management.

The majority of Telecom’s long-term debt has been issued in foreign currencies. Telecom enters into cross currency interest rate swaps to convert issue proceeds into a floating rate New Zealand dollar or Australian dollar exposure. New Zealand dollar and Australian dollar interest rate swaps are used to convert floating rate exposure into fixed rate exposure where it is considered appropriate. As a result of these hedging activities the majority of Telecom’s long-term debt is subject to fixed interest rates.

Telecom enters into forward exchange contracts to protect it from the risk that the eventual New Zealand dollar net cash flows resulting from purchases from foreign suppliers and short-term foreign currency borrowings will be adversely affected by changes in exchange rates. Forward exchange contracts are also used to hedge foreign currency assets.

The notional principal or contract amounts outstanding are as follows:

			Group
30 June (Dollars in millions)	Currency	Maturities	2007 NZ$	2006 NZ$
Cross currency interest rate swaps:	AUD:USD	2011	533	591
	NZD:GBP	2008-2020	1,426	1,426
	NZD:JPY	2007-2009	41	453
	NZD:USD	2008	181	181
	NZD:CAD	2013	378	—

Interest rate swaps:	AUD	2011	411	456
	NZD	2007-2020	2,362	2,395

Forward exchange contracts:	NZD:AUD	2007	333	907
	NZD:USD	2007	248	430
	Other	2007	29	30

Currency options	NZD:USD	2007	121	64
	Other	2007	34	34

An increase in interest rates of 100 basis points would decrease net interest expense on a pre-tax forecasted basis by approximately $8 million for the year ending 30 June 2008 as Telecom currently holds $1,969 million of cash.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 27    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Electricity Price Risk

Telecom uses electricity hedges to reduce exposure to electricity spot price movements. At 30 June 2007 Telecom had contracts to hedge electricity consumption of 20 megawatts per hour (30 June 2006: 20 megawatts per hour) with maturity dates ranging from December 2007 to March 2009.

Concentration of Credit Risk

In the normal course of its business, Telecom incurs credit risk from trade receivables and transactions with financial institutions. Telecom has a credit policy, which is used to manage this exposure to credit risk. As part of this policy, limits on exposures with counterparties have been set and approved by the Board of Directors and are monitored on a regular basis.

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. Due to the strengthening of the NZ dollar Telecom has had to post US$14 million of collateral in relation to various cross currency interest rate swaps.

Financial instruments which potentially subject Telecom to credit risk consist principally of cash, short-term investments, advances to associate companies, trade receivables and derivative financial instruments. Telecom places its cash, short-term investments and derivative financial instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers included in Telecom’s customer base. $3,076 million of Telecom’s assets are subject to credit risk (30 June 2006: $1,471 million).

Fair Values of Financial Instruments

The estimated fair values of Telecom’s financial instruments, which may differ from the carrying values, are as follows:

	Group
30 June (Dollars in millions)	2007		2006
	Carrying value NZ$	Fair value NZ$	Carrying value NZ$	Fair value NZ$
Carried at amortised cost:
Long-term debt	(2,605)	(2,622)	(2,992)	(3,118)

Carried at fair value:
Long-term debt	—	—	(131)	(131)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, Short-Term Investments, Short-term Debt, Receivables and Prepayments, Accounts Payable and Accruals

The carrying amounts of these balances are approximately equivalent to their fair value because of the short term to maturity and therefore they are excluded from the table shown above.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 27    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Long-term Investments

At 30 June 2007 Telecom had quoted and unquoted investments. The quoted investments were valued at $51 million and these were based on their bid price. As the fair value is equal to the carrying value, listed investments have been excluded form the table above. The unquoted investments were valued at $439 million. It was not practical to estimate fair values of these investments as there are no quoted market prices for these.

Long-term Debt

The fair value of long-term debt is calculated based on market prices for interest rate swaps with similar maturities plus a credit margin to reflect the rates available to Telecom for similar debt securities.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Forward Exchange Contracts and Currency Options

The fair values are estimated on the basis of the quoted market prices of these instruments. These instruments are all carried at fair value therefore are excluded from the table above.

Hedge Accounting

Fair value hedge

Telecom has converted a portion of its fixed rate foreign dollar debt into a domestic floating rate exposure using a cross currency interest rate swap. This relationship was designated as a fair value hedge of the interest rate exposure. This hedge relationship became ineffective during the year and Telecom has ceased hedge accounting. The fair value of the portion of the debt that was designated in the fair value relationship was $131 million as at 30 June 2006. The fair value of the cross currency interest rate swap was $131 million as at 30 June 2006. As at 30 June 2007 Telecom did not have any financial instruments in fair value hedge relationships.

Cash flow hedges

Telecom has converted the remainder of its fixed rate foreign dollar debt into fixed rate debt using cross currency interest rate swaps and interest rate swaps. These swaps are jointly designated as hedges of the forecast interest and principal cash flows of the debt. The mark-to-market of the interest rate component of the swaps will enter into the determination of profit or loss over the life of the swaps designated as cash flow hedges as follows:

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Maturity:
Less than 1 year	1	2
1 – 2 years	(12)	(1)
2 – 3 years	—	(25)
3 – 4 years	7	—
4 – 5 years	8	(7)
Maturity thereafter	(42)	(36)

	(38)	(67)

The fair value (of both interest rate and foreign exchange components) of the cash flow hedges is transferred to the income statement at the same time as the underlying hedged transaction affects the determination of income, which occurs upon the scheduled payment of interest and ultimate maturity of the debt. Telecom enters into foreign exchange contracts to hedge foreign dollar purchases. The fair value of the foreign exchange contracts relating to these purchases as at 30 June 2007 is a liability of $25 million (30 June 2006: asset of $17 million). The purchases are forecast to be made within 12 months of the balance sheet date. Deferred gains or losses on hedge contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expenditure item, the hedge gain or loss will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment, the hedge gain or loss will be recognised in the income statement as the asset depreciates. If the purchase relates to an inventory item, the hedge gain or loss will be recognised in the income statement when the underlying inventory is expensed.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 27    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Electricity Hedges

Telecom enters into electricity hedges, to hedge the forecast cash flows for electricity payments. The fair value of the electricity hedges as at 30 June 2007 was a liability of $2 million (30 June 2006: liability of $3 million). The hedges expire in the year ended 30 June 2009. The fair value of electricity hedges has been estimated using forecast spot prices.

Net Investment Hedges

Net investments hedges are held to hedge the effect of movements in foreign exchange rates on certain assets held in overseas subsidiaries. The fair value of forward exchange contracts designated as net investment hedges was $7 million at 30 June 2007 (30 June 2006: $5 million).

Repricing Analysis

The following table indicates the effective interest rates and the earliest period in which recognised financial instruments reprice. These balances are presented including the effect of derivative financial instruments. Telecom has fixed the interest rate of the majority of its long term debt.

(Dollars in millions)	Weighted Effective Interest rate	Within 1 year NZ$	1-2 years NZ$	2-3 years NZ$	3-4 years NZ$	4-5 years NZ$	Greater than 5 years NZ$	Total NZ$
Floating rate
Cash balances	7.68%	1,969	—	—	—	—	—	1,969
Debt – long term	7.77%	(170)	—	—	—	—	—	(170)

Fixed rate
Short-term investments	8.25%	70	—	—	—	—	—	70
Debt – short term	6.45%	(287)	—	—	—	—	—	(287)
Debt – long term	7.87%	(244)	(742)	(15)	(14)	(531)	(1,388)	(2,934)

30 June 2007 repricing profile		1,338	(742)	(15)	(14)	(531)	(1,388)	(1,352)

(Dollars in millions)	Weighted effective interest rate	Within 1 year NZ$	1-2 years NZ$	2-3 years NZ$	3-4 years NZ$	4-5 years NZ$	Greater than 5 years NZ$	Total NZ$
Floating rate
Cash balances	5.94%	99	—	—	—	—	—	99
Debt – long term	7.24%	(134)	—	—	—	—	—	(134)

Fixed rate
Cash balances	5.08%	56	—	—	—	—	—	56
Short-term investments	7.37%	64	—	—	—	—	—	64
Debt – short term	6.81%	(373)	—	—	—	—	—	(373)
Debt – long term	8.18%	(705)	(243)	(741)	(14)	(14)	(1,586)	(3,303)

30 June 2006 repricing profile		(993)	(243)	(741)	(14)	(14)	(1,586)	(3,591)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 28    COMMITMENTS

Operating Leases

Minimum rental commitments for all non-cancellable operating leases are:

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Less than 1 year	52	61
Between 1-5 years	137	174
More than 5 years	58	82

	247	317

Certain comparatives have been restated to exclude optional renewal periods. The 2006 disclosures were: between 1 to 5 years $181 million and more than 5 years $100 million.

Finance Leases

At 30 June 2007, Telecom had no remaining commitments in respect of capitalised finance leases.

Capital Commitments

At 30 June 2007, capital expenditure amounting to $91 million (30 June 2006: $89 million) had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 29    CONTINGENCIES

Contingent Liabilities

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs. This matter is scheduled for trial in mid-2008.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Sintel (in liquidation) has issued proceedings against Telecom, relating to Telecom New Zealand International Limited’s audiotext business in 1990. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. Sintel has recently filed an amended statement of claim, increasing the value of the claim to NZ$60 million. Telecom’s application to strike out all but one of the causes of action was unsuccessful. It was appealed to the Court of Appeal and is awaiting judgement. The parties are proceeding with discovery, but at this stage trial of the substantive matter is unlikely to take place before late 2008. These proceedings will be vigorously defended by Telecom.

Vodafone has appealed the 2003/2004 TSO determination. If successful, the matter would be remitted back to the Commission for a further determination. It is too early to say what the financial implications would be if Vodafone were successful.

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 29    CONTINGENCIES (continued)

The Directors of Telecom do not believe an adverse outcome is probable and therefore cannot reasonably estimate the financial effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Land Claims

As previously stated in Note 17, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wāhi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Bank Guarantees

Telecom has issued bank guarantees totalling A$5 million as at 30 June 2007 (30 June 2006: A$5 million) to guarantee rental payments of a subsidiary company. In the event of the subsidiary defaulting on these rental payments then Telecom has guaranteed to pay these amounts. The likelihood of any payments being made under this guarantee is low.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings including letters of credit in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote. The maximum exposure under these guarantees is $310 million (30 June 2006: $424 million) and the last guarantee expires in 2016.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited (a Telecom Group company) amounting to $2,469 million (30 June 2006: $3,166 million) under guarantees dated 21 August 2001 and 13 April 2006, and trust deeds dated 25 October 1988 and 17 March 2000 together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 30    RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain Directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s Directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Advances to Associate Companies

The advance to Southern Cross Cables Holdings Limited was fully repaid during the year ended 30 June 2007. The advance outstanding at 30 June 2006 was $95 million (US$57 million).

Other Transactions with Associate Companies

The Group provides network operations and management services to Southern Cross in respect of its operations in New Zealand. The Group makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis. For the year ended 30 June 2007 Telecom purchased further capacity from the Southern Cross Cables Group for $30 million and received a dividend of $18 million. The Southern Cross Cables Group is a related party by virtue of Telecom’s 50% share ownership of the group.

Balances in respect of these transactions with associate companies are set out in the table below.

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Revenue from associates	54	40	60
Expenses to associates	(7)	(7)	(7)
Receivables from associates	4	6	46
Payables to associates	—	(1)	—

Intangible assets includes capacity acquired from Southern Cross, with a cost of $449 million (30 June 2006: $425 million) and accumulated amortisation of $140 million (30 June 2006: $110 million).

Parent Company

Amounts due from subsidiary companies are for no fixed term and are at interest rates that range from nil to 10%. Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 7.87% at 30 June 2007 (30 June 2006: 7.72%).

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 31    SUBSIDIARY AND ASSOCIATE COMPANIES

At 30 June 2007, the significant companies of the Telecom Group and their activities were as follows:

	Country of incorporation	Interest held	Principal activity
Subsidiary Companies

Telecom New Zealand Limited	New Zealand	100%	Provides local, national, international and value- added telephone and data services.

Telecom Mobile Limited	New Zealand	100%	Provides mobile telecommunications services.

Xtra Limited	New Zealand	100%	Internet service provider.

Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services.

Telecom IP Limited	New Zealand	100%	Owns group intellectual property.

Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands.

TCNZ Finance Limited	New Zealand	100%	A group finance company.

Telecom New Zealand Finance Limited	New Zealand	100%	A group finance company.

Telecom New Zealand Finance (No.2) Limited	Bermuda	100%	A group finance company

TCNZ Australia Investments Pty Limited	Australia	100%	A holding company.

Telecom Southern Cross Limited	New Zealand	100%	A holding company.

TCNZ (Bermuda) Limited	Bermuda	100%	A holding company.

Telecom Southern Cross Finance Limited	Bermuda	100%	A group finance company.

Telecom New Zealand International Australia Pty Limited	Australia	100%	Provides international wholesale telecommunications services.

TCNZ Australia Pty Limited	Australia	100%	Provides outsourced telecommunications services.

Telecom New Zealand Japan Kabushiki Kaisha	Japan	100%	Provides international wholesale telecommunications services.

Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services.

Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services.

AAPT Limited	Australia	100%	Provides value added telecommunications services.

PowerTel Limited	Australia	100%	Provides international wholesale telecommunications services.

Associate Companies

Pacific Carriage Holdings Limited	Bermuda	50%	A holding company.

Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company.

Aurora Energy AAPT Pty Limited	Australia	33%	Telecommunications services provider.

Community Telco Australia Pty Limited	Australia	50%	Community telecommunications franchise model.

Yahoo!Xtra Limited	New Zealand	49%	Internet services provider.

The financial year-end of all significant subsidiaries and associates is 30 June.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 32    SEGMENTAL REPORTING

Business segments

Results are reported for four operating segments, being the Group’s main areas of operations and a Corporate and Other amount containing revenues and costs not allocated to those operating segments. Previously Telecom reported results for five operating segments. Comparatives have been restated to reflect this change. Telecom’s segments consist of:

•	NZ Business – Provider of calling, mobile, internet and data products to business customers in New Zealand

•	NZ Consumer – Provider of calling, mobile, internet and data products to residential customers in New Zealand

•	NZ Technology & Enterprises – Responsible for Telecom’s network, IT and shared service capability throughout New Zealand and the delivery of services to wholesale customers

•	Australian Operations – Provider of telecommunications services to residential and business customers in Australia

Corporate and Other includes those revenues and costs not associated with an operating segment, such as dividends from investments, head office support services for the Group and international operations.

During the year ended 30 June 2007 Telecom sold Yellow Pages Group. The segmental reporting has been restated so that only continuing operations have been included. Segmental reporting for the discontinued operation is presented in Note 37 and consists solely of Yellow Pages Group.

Disclosure of revenues, earnings before interest and tax and total assets on an operating segment basis is set out below. Inter-segment sales are priced on an arm’s-length basis.

As at and for the year ended 30 June 2007

Group

Year ended 30 June (Dollars in millions)	NZ Business NZ$	NZ Consumer NZ$	NZ Technology and Enterprises NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and Other NZ$	Elimin- ations NZ$	Total NZ$
Operating revenue:
External customers	1,799	1,709	414	1,310	5,232	330	—	5,562
Internal customers	3	—	29	17	49	217	(266)	—

Total revenue	1,802	1,709	443	1,327	5,281	547	(266)	5,562
Segment result	1,074	1,085	(811)	(51)	1,297	(15)	—	1,282
Other information:
Interest income	—	—	6	—	6	53	—	59
Interest expense	1	—	—	1	2	287	—	289
Depreciation and amortisation	20	14	470	78	582	70	—	652
Capital expenditure	50	27	560	147	784	48	—	832
Other gains	—	—	—	—	—	20	—	20
Other expenses	—	16	—	22	38	14	—	52
Balance sheet:
Total assets	157	1,370	3,337	816	5,680	2,596	—	8,276
Total liabilities	71	337	462	252	1,122	3,550	—	4,672

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 32    SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2006

Group

Year ended 30 June (Dollars in millions)	NZ Business NZ$	NZ Consumer NZ$	NZ Technology and Enterprises NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and Other NZ$	Elimin- ations NZ$	Total NZ$
Operating revenue:
External customers	1,822	1,689	399	1,305	5,215	280	—	5,495
Internal customers	1	—	21	18	40	213	(253)	—

Total revenue	1,823	1,689	420	1,323	5,255	493	(253)	5,495
Segment result	1,123	1,110	(792)	(1,386)	55	10	—	65
Other information:
Interest income	—	—	—	—	—	28	—	28
Interest expense	1	—	—	—	1	281	—	282
Depreciation and amortisation	16	11	434	169	630	69	—	699
Capital expenditure	48	15	529	131	723	17	—	740
Impairment	—	—	—	1,301	1,301	—	—	1,301
Other gains	—	—	—	—	—	60	—	60
Other expenses	—	7	22	—	29	5	—	34
Balance sheet:
Total assets	106	1,359	3,258	529	5,252	951	—	6,203
Total liabilities	78	282	225	164	749	4,392	—	5,141

As at and for the year ended 30 June 2005

Group

Year ended 30 June (Dollars in millions)	NZ Business NZ$	NZ Consumer NZ$	NZ Technology and Enterprises NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and Other NZ$	Elimin- ations NZ$	Total NZ$
Operating revenue:
External customers	1,815	1,653	347	1,354	5,169	241	—	5,410
Internal customers	1	—	20	17	38	199	(237)	—

Total revenue	1,816	1,653	367	1,371	5,207	440	(237)	5,410
Segment result	1,111	1,151	(855)	(28)	1,379	127	—	1,506
Other information:
Interest income	—	—	—	—	—	31	—	31
Interest expense	—	—	—	—	—	320	—	320
Depreciation and amortisation	18	7	443	160	628	64	—	692
Capital expenditure	27	11	497	122	657	36	—	693
Impairment	—	—	24	—	24	—	—	24
Other gains	—	10	—	—	10	144	—	154
Other expenses	—	—	4	31	35	—	—	35
Balance sheet:
Total assets	117	1,388	3,090	913	5,508	1,996	—	7,504
Total liabilities	68	256	306	191	821	4,212	—	5,033

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 32    SEGMENTAL REPORTING (continued)

Reconciliation from segment result to net earnings/(loss) from continuing operations

(Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Segment result	1,297	55	1,379
Corporate and other	(15)	10	127
Interest income	59	28	31
Interest expense and other finance costs	(289)	(282)	(320)
Share of associates’ net losses	(3)	—	—
Income tax expense	(205)	(351)	(343)

Net earnings/(loss) from continuing operations	844	(540)	874

Geographic segments

Disclosure of revenues, earnings before interest and taxation, property, plant and equipment and total assets on a geographical basis is set out below. Each segment’s total assets represent Telecom’s external assets by segment and exclude inter-segment funding as interest is not allocated to segments. There are no other significant inter-segment intercompany assets or liabilities. This is a change in presentation from the prior year to align it with the segmental reporting by business unit. Segmental total assets under the 2006 presentation were; New Zealand $5,811 million, Australia $625 million, Other $1,023 million and eliminations of $1,256 million and under the 2005 presentation were; New Zealand $6,235 million, Australia $1,010 million, Other $1,045 million and eliminations of $756 million. Inter-segment sales are priced on an arms-length basis.

As at and for the year ended 30 June 2007

Group

(Dollars in millions)	New Zealand NZ$	Australia NZ$	Other NZ$	Eliminations NZ$	TOTAL NZ$
Operating revenue
External customers	4,173	1,310	79	—	5,562
Internal customers	84	17	8	(109)	—

Total revenue	4,257	1,327	87	(109)	5,562
Earnings before interest and taxation	1,288	(51)	45	—	1,282
Segment property, plant and equipment	3,157	495	29	—	3,681
Segment total assets	5,195	845	2,236	—	8,276
Capital expenditure	689	143	—	—	832

As at and for the year ended 30 June 2006

Group

(Dollars in millions)	New Zealand NZ$	Australia NZ$	Other NZ$	Eliminations NZ$	TOTAL NZ$
Operating revenue
External customers	4,140	1,289	66	—	5,495
Internal customers	3	2	9	(14)	—

Total revenue	4,143	1,291	75	(14)	5,495
Earnings before interest and taxation	1,446	(1,398)	17	—	65
Segment property, plant and equipment	3,079	182	40	—	3,301
Segment total assets	4,610	620	973	—	6,203
Capital expenditure	608	132	—	—	740

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 32    SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2005

Group

(Dollars in millions)	New Zealand NZ$	Australia NZ$	Other NZ$	Eliminations NZ$	TOTAL NZ$
Operating revenue
External customers	4,000	1,354	56	—	5,410
Internal customers	3	(1)	5	(7)	—

Total revenue	4,003	1,353	61	(7)	5,410
Earnings before interest and taxation	1,469	(31)	68	—	1,506
Segment property, plant and equipment	2,991	575	36	—	3,602
Segment total assets	5,600	993	911	—	7,504
Capital expenditure	570	123	—	—	693

NOTE 33    RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

		Group		Parent
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$	2007 NZ$	2006 NZ$
Net earnings/(loss) attributable to shareholders	3,024	(435)	967	2,656	(2,498)
Adjustments to reconcile net earnings/(loss) to net cash flows from operating activities
Depreciation and amortisation	658	705	698	—	—
Bad and doubtful accounts	40	38	41	—	—
Deferred income tax	(20)	82	10	—	—
Share of associates’ losses and minority interests	6	4	3	—	—
Gain on sale/purchase of subsidiaries and shares	(2,104)	(60)	(104)	—	—
Non-cash impairment	—	1,301	24	—	—
Other	58	25	5	637	3,218
Changes in assets and liabilities net of effects of non-cash and investing and financing activities
(Increase)/decrease in accounts receivable and related items	(23)	44	(40)	—	—
(Increase)/decrease in inventories	(19)	3	—	—	—
Increase/(decrease) in current taxation	119	135	79	(26)	(24)
Decrease in accounts payable and related items	(88)	(35)	20	—	—

Net cash flows from operating activities	1,651	1,807	1,703	3,267	696

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 34    IMPUTATION CREDIT ACCOUNT

Dividends paid by New Zealand resident companies may include imputation credits representing the taxation already paid by the Company on the profits distributed. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credit attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credit. Overseas shareholders may benefit from supplementary dividends.

The movements in the imputation credit accounts are detailed below:

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Credit at the beginning of the year	(297)	(518)	(498)
New Zealand income tax paid	(136)	(168)	(285)
Imputation credits attached to dividends received	—	—	(3)
Imputation credits attached to dividends paid	243	389	268

Credit at the end of the year	(190)	(297)	(518)

The Parent Company is a member of the Telecom Imputation Group. As at 30 June 2007, the Telecom Imputation Group imputation credit account had a closing credit balance of $190 million (30 June 2006: $297 million). These imputation credits are available to attach to dividends paid by the Parent Company.

NOTE 35    SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 2 August 2007, the Board of Directors approved the payment of a fourth quarter dividend of $292 million, representing 14.5 cents per share. In addition, a supplementary dividend totalling approximately $36 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Capital repurchase

In May 2007 the Board of Directors announced the Company’s intention to make a return of capital to shareholders of around $1.1 billion. This planned return of capital follows the sale of Yellow Pages Group Limited in April 2007. The Board of Directors has proposed the return of capital by way of a scheme of arrangement that was approved by the High Court under section 236(1) of the Companies Act 1993 and will be carried out as a pro-rata share cancellation under which one in nine ordinary shares will be cancelled at a price of $4.88 per share. On 17 August 2007 Telecom shareholders approved the capital return. It is anticipated that the capital return will be completed in early October 2007. Telecom will advise further details, including the record date and payment dates, in due course. At the same time as the capital return the ratio of American Depositary Receipts (ADR) to ordinary shares will be adjusted from the existing ratio of one ADR to eight ordinary shares to one ADR to five ordinary shares. This will result in the issue of 42.2% additional ADRs. The scheme of arrangement was approved by the High Court under section 236(1) of the Companies Act 1993 in September 2007.

Hutchison 3G Australia

Telecom has entered into a non-binding agreement with Hutchison Telecommunications (Australia) Limited (HTAL) and Hutchison Communications (Australia) Pty Limited to exchange its 19.94% holding in Hutchison 3G Australia Holdings Pty Limited (H3GA) for a 10% holding in HTAL. HTAL is the parent company and controlling shareholder of H3GA. The arrangement is subject to various regulatory and shareholder approvals. If the transaction proceeds, Telecom will acquire ordinary shares and convertible preference shares in the same proportion as these securities have been issued by the HTAL. HTAL recently underwent a rights issue to raise A$2.85 billion of capital to replace existing debt in HTAL and H3GA. The planned exchange of shares substantially maintains Telecom’s effective interest in H3GA without any further cash investment from Telecom. The non-binding agreement also provides for Telecom to hold an option to increase its equity ownership in HTAL to 19.94% on or before 31 December 2008. The option to acquire a further 9.94% of HTAL has escalating strike prices of A$250 million on 31 December 2007, A$275 million on 30 June 2008 and A$300 million on 31 December 2008. Telecom has also agreed to assign 850Mhz spectrum currently held by its Australian business to HTAL as part of the overall arrangement. HTAL is listed on the Australian Stock Exchange. Management cannot yet quantify the impact of this transaction but do not expect it to have a significant effect on either the balance sheet or net earnings for the year ending 30 June 2008.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 36    ACQUISITION OF SUBSIDIARIES

The following significant acquisition impacted Telecom’s financial statements in the year ended 30 June 2007:

•

In May 2007 Telecom acquired a 100% shareholding in PowerTel Limited (a wholesale telecommunications provider in Australia) for $366 million (A$320 million of cash and A$6 million of associated costs). PowerTel incurred a net loss of $1 million for the two month period ended 30 June 2007.

The following significant acquisition impacted Telecom’s financial statements in the year ended 30 June 2006:

•

Telecom acquired a 100% shareholding in SCCL, a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. As the value of assets acquired exceeded the consideration paid to acquire the entity, a gain of $60 million arose upon acquisition (see Note 5).

The effect of these acquisitions on the Group’s assets and liabilities on acquisition date was:

	2007			2006
(Dollars in millions)	Pre-acquisition carrying amounts NZ$	Fair value Adjustments NZ$	Recognised values on acquisition NZ$	Recognised values on acquisition NZ$
ASSETS
Current assets:
Cash	19	—	19	—
Receivables and prepayments	51	—	51	—
Deferred tax asset	—	—	—	70
Goodwill	36	(36)	—	—
Investments	36	—	36	—

Total current assets	142	(36)	106	70

Deferred tax asset	12	(8)	4	—
Property, plant and equipment	132	181	313	—

Total assets	286	137	423	70

LIABILITIES
Current liabilities:
Interest bearing debt	(50)	—	(50)	—
Deferred tax liability	(4)	—	(4)	—
Other liabilities	(66)	—	(66)	—

Total liabilities	(120)	—	(120)	—

Net identifiable assets and liabilities			303	70
Goodwill arising on acquisition			63	(60)

Consideration paid			366	10
Less cash acquired			(19)	—

Net consideration paid			347	10

The goodwill arises due to the synergies that Telecom expects to realise through the integration of PowerTel into its Australian Operations. The following proforma summary presents the Group as if the acquisitions had been made on 1 July 2006 or 1 July 2005, respectively. The proforma amounts below are unaudited, do not include any possible synergies from the acquisition and are provided for comparative purposes only and do not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	Group (unaudited)
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Revenue	5,755	5,715
Net earnings/(loss) attributable to shareholders	3,008	(446)
Basic earnings per share	$1.51	$(0.23)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37    DISCONTINUED OPERATIONS

Telecom successfully completed the sales process for Yellow Pages Group on 30 April 2007. The income statement has been re-presented to show Yellow Pages Group results as a discontinued operation, separately from Telecom’s continuing operations. The results for the Yellow Pages Group also represent the discontinued operation for segmental purposes. The results for the periods presented in the income statement are as follows:

		Group
(Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Operating revenues	232	260	240
Operating expenses
Labour	(33)	(36)	(33)
Other operating expenses	(53)	(66)	(62)
Depreciation	(2)	(2)	(2)
Amortisation	(4)	(4)	(4)

Earnings before taxation	140	152	139
Income tax expense	(41)	(43)	(43)

Earnings after taxation	99	109	96
Gain on sale of discontinued operation	2,084	—	—

Earnings from discontinued operation	2,183	109	96

Basic earnings per share (in cents)	110 ¢	6 ¢	5 ¢
Diluted earnings per share (in cents)	108 ¢	6 ¢	5 ¢

Gain on sale of discontinued operation
Cash	2,161	—	—
Less: net assets disposed of	(27)	—	—
Less: associated costs on sale	(50)	—	—

Gain on sale of discontinued operation	2,084	—	—

Telecom will provide administrative, telecommunication and IT services (largely provided by Telecom’s outsourced providers) to the Yellow Pages Group until it has suitable systems and infrastructures as a stand-alone entity. These amounts are expected to involve cash flows of approximately $30 million per annum of which approximately $9 million will be recognised as revenue. The restructuring is expected to take between 12 to 18 months.

The cash flows of the Yellow Pages Group are as follows:

	Group
(Dollars in millions)	2007 $	2006 $
Cash flows from operating activities	123	94
Cash flows from investing activities	(24)	(18)

Net cash flow	99	76

The major classes of assets and liabilities of the Yellow Pages Group at disposal date are as follows:

(Dollars in millions)	$
Assets
Receivables and prepayments	16
Intangible assets	21
Property, plant and equipment	21
Liabilities
Accounts payable and accruals	(31)

Net assets of Yellow Pages Group at date of disposal	27

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 38    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Dollars in millions, except per share amounts)	Operating revenues and gains $	EBITDA* $	Earnings/ (loss) before interest and taxation $	Net earnings/ (loss) attributable to share- holders $	Net earnings/ (loss) per share ¢
Quarter ended
30 June 2007	1,408	493	317	2,334	116
31 March 2007	1,358	507	344	238	12
31 December 2006	1,388	434	277	228	11
30 September 2006	1,428	500	344	224	11

Year ended 30 June 2007	5,582	1,934	1,282	3,024	152

Quarter ended
30 June 2006	1,406	117	(63)	(191)	(10)
31 March 2006	1,355	523	346	222	11
31 December 2005	1,426	(367)	(540)	(665)	(34)
30 September 2005	1,368	491	322	199	10

Year ended 30 June 2006	5,555	764	65	(435)	(22)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual earnings per share for the year.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with NZ IFRS which differ in certain significant respects to the generally accepted accounting principles (‘GAAP’) applicable in the United States (‘US’). These differences and their related effects are detailed below. NZ Companies law requires parent company only financial statements to be included within the consolidated financial statements. Parent company only financial statements have not been included in this note as they are not permitted to be included as part of the primary financial statements under US GAAP. The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements.

EFFECT ON NET EARNINGS/LOSS OF DIFFERENCES BETWEEN NZ IFRS AND US GAAP

Year ended 30 June 2007 (Dollars in millions)	Continuing operations NZ$	Discontinued operations NZ$	Net earnings attributable to shareholders NZ$
Net earnings in accordance with NZ IFRS	844	2,183	3,024

US GAAP adjustments
Derivative financial instruments (b)	49	—	49
Depreciation of interest costs capitalised in prior years (c)	(1)	—	(1)
Capacity sales (d)	2	—	2
Government grants (e)	1	—	1
Repayment of associate advance (h)	85	—	85
Allocation of minority interest (i)	(3)	—	—
Tax effect of US GAAP adjustments	(16)	—	(16)

Net earnings in accordance with US GAAP	961	2,183	3,144

Basic net earnings per share in accordance with US GAAP (j)	$0.48	$1.10	$1.58

Diluted net earnings per share in accordance with US GAAP (j)	$0.48	$1.08	$1.55

There was no difference between NZ IFRS and US GAAP for the amounts reported as income from discontinued operations, net of taxes.

Year ended 30 June 2006 (Dollars in millions)	Continuing operations NZ$	Discontinued operations NZ$	Net earnings attributable to shareholders NZ$
Net earnings/(loss) in accordance with NZ IFRS	(540)	109	(435)

US GAAP adjustments
Derivative financial instruments (b)	(128)	—	(128)
Depreciation of interest costs capitalised in prior years (c)	(2)	—	(2)
Capacity sales (d)	2	—	2
Government grants (e)	1	—	1
Impairment of goodwill (f)	(118)	—	(118)
Consolidation of Southern Cross (g)	30	—	30
Deconsolidation of Southern Cross (g)	526	—	526
Repayment of associate advance (h)	20	—	20
Allocation of minority interest (i)	(4)	—	—
Tax effect of US GAAP adjustments	43	—	43

Net earnings/(loss) in accordance with US GAAP	(170)	109	(61)

Basic net earnings/(loss) per share in accordance with US GAAP (j)	$(0.09)	$0.06	$(0.03)

Diluted net earnings/(loss) per share in accordance with US GAAP (j)	$(0.09)	$0.06	$(0.03)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Year ended 30 June 2005 (Dollars in millions)	Continuing operations NZ$	Discontinued operations NZ$	Net earnings attributable to shareholders NZ$
Net earnings in accordance with NZ IFRS	874	96	967

US GAAP adjustments
Derivative financial instruments (b)	38	—	38
Depreciation of interest costs capitalised in prior years (c)	(4)	—	(4)
Capacity sales (d)	2	—	2
Government grants (e)	1	—	1
Provisions	6	—	6
Consolidation of Southern Cross (g)	(21)	—	(21)
Allocation of minority interest (i)	(3)	—	—
Tax effect of US GAAP adjustments	(11)	—	(11)

Net earnings in accordance with US GAAP	882	96	978

Basic net earnings per share in accordance with US GAAP (j)	$0.45	$0.05	$0.50

Diluted net earnings per share in accordance with US GAAP (j)	$0.45	$0.05	$0.49

CUMULATIVE EFFECT ON TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY OF DIFFERENCES BETWEEN NZ IFRS AND US GAAP

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Total equity attributable to equity holders of the Company in accordance with NZ IFRS	3,598	1,055	2,463

US GAAP adjustments
Fair value of derivatives – derivative financial instruments (b)	—	(4)	(61)
Property, plant and equipment – capitalisation of interest costs, net of accumulated depreciation (c)	—	1	3
Unearned revenue – capacity sales (d)	(17)	(19)	(21)
Property, plant and equipment – government grants (e)	(8)	(9)	(10)
Intangibles – non-amortisation of goodwill (f)	14	14	132
Consolidation of Southern Cross (g)	—	—	(517)
Share of losses of associate companies (h)	—	(93)	(45)
Dividends from associates (h)	—	—	(102)
Foreign currency movement on associate advance (h)	—	(2)	52
Deferred tax liabilities (m)	8	8	28

Total equity attributable to equity holders of the Company in accordance with US GAAP	3,595	951	1,922

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENT OF TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY IN ACCORDANCE WITH US GAAP

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Total equity attributable to equity holders of the Company at beginning of year in accordance with US GAAP	951	1,922	1,648

Net earnings/(loss)	3,144	(61)	978
Other comprehensive (loss)/income (a)	(98)	116	(87)

Total comprehensive income	3,046	55	891

Dividends	(735)	(1,179)	(833)
Tax credit on supplementary dividends	83	131	95
Capital contributed	259	20	120
Movement in deferred compensation	(9)	2	1

Total equity attributable to equity holders of the Company at end of year in accordance with US GAAP	3,595	951	1,922

Represented by:

Contributed capital	2,315	2,056	2,036
Retained earnings/(accumulated deficit)	1,551	(941)	168
Other comprehensive loss (a)	(286)	(188)	(304)
Deferred compensation	15	24	22

Total equity attributable to equity holders of the Company at end of year in accordance with US GAAP	3,595	951	1,922

(a)	Total Comprehensive Income

Total comprehensive income consists of net income/(loss) and other gains and losses affecting shareholders’ investment that, under US GAAP, are excluded from net earnings.

Changes in the components of other comprehensive (loss)/income are as follows:

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Net earnings/(loss) in accordance with US GAAP	3,144	(61)	978

Other comprehensive (loss)/income:
Foreign currency translation adjustments	(79)	72	(73)
Transfer to earnings on deconsolidation of Southern Cross	—	(13)	—
Hedge of net investment	—	—	21
Derivative (gains)/ losses transferred to earnings	—	—	(9)
Unrealised holding gain on available-for-sale securities	15	—	65
Realisation of gain on available-for-sale securities	—	—	(86)
Income tax expense relating to:
Foreign currency translation adjustments	(30)	57	(8)
Unrealised holding gain on available-for-sale securities	(4)	—	—
Derivative (losses)/gains on cash flow hedges	—	—	3

Other comprehensive (loss)/income	(98)	116	(87)

Total comprehensive income	3,046	55	891

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Components of accumulated other comprehensive loss were:

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Unrealised gain on available-for-sale securities	11	—	—
Foreign currency translation adjustments	(297)	(188)	(304)

	(286)	(188)	(304)

(b)	Accounting for Derivative Financial Instruments

Both NZ IFRS and US GAAP require all derivative financial instruments to be recorded on the Balance Sheet at their fair value.

Changes in the fair values of derivatives during the period are required to be included in the determination of net income unless the derivative qualifies as a hedge. Telecom applies hedge accounting to all qualifying instruments under NZ IFRS. Telecom has elected not to apply hedge accounting under US GAAP therefore changes in the fair value of derivative financial instruments have been recorded directly in earnings for US GAAP purposes. In the prior year Telecom fair valued a small portion of its debt for NZ IFRS. Under US GAAP the debt was carried at amortised cost. Telecom ceased fair valuing the portion of debt under NZ IFRS during the year and no reconciling item occurs at 30 June 2007.

(c)	Capitalisation of Interest Costs Relating to the Construction of Property, Plant and Equipment

Prior to 1 April 1989, Telecom did not capitalise interest costs incurred in connection with the financing of expenditures for the construction of telecommunications equipment and other property, plant and equipment. In the year ended 31 March 1990, Telecom changed that policy such that, for each asset project having a cost in excess of $10 million and a construction period of not less than 12 months, interest costs incurred during the period that was required to complete and prepare the asset for its intended use were capitalised as part of the total cost. In the year ended 31 March 1996, Telecom changed that policy further such that, for each asset project having a cost in excess of $100,000 and a construction period of not less than three months, interest costs incurred during the period that was required to complete and prepare the fixed asset for its intended use were capitalised as part of the total cost. The policy was changed again from 1 April 1999 such that interest costs are capitalised for all property, plant and equipment projects.

Under US GAAP interest costs incurred in connection with the financing of all expenditure for the construction of assets are required to be capitalised during the period required to prepare the asset for its intended use. For the purpose of compliance with US GAAP the estimated amount of interest that would have been capitalised on construction costs incurred on capital projects not already capitalised in accordance with Telecom’s accounting policy has been determined and depreciated over the lives of the related assets. As a result of the change in accounting policy during the year ended 31 March 1996, which brought the accounting treatment in respect of capitalised interest into alignment with US GAAP in all material respects, the ongoing reconciling difference within net earnings comprises the depreciation charge on interest not capitalised prior to 1 April 1995.

(d)	Capacity Sales

Prior to the adoption of NZ IFRS, gains arising from the sale of network capacity were recognised in earnings in the period in which the sale was made.

Under US GAAP and NZ IFRS, such transactions do not qualify for immediate earnings recognition and the profit is spread over the life of the capacity agreement. The reconciling difference will reverse in future years as the income is recognised.

(e)	Government Grants

Prior to the adoption of NZ IFRS, subsidised assets were required to be recorded at fair value, with the related subsidy recognised as revenue.

Under US GAAP and NZ IFRS, the subsidy is credited against the value of the assets acquired. The reconciling difference will reverse in future years as the subsidised assets depreciate.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Amortisation of Goodwill

Under NZ IFRS and US GAAP goodwill is carried at cost and subject to annual impairment testing. Telecom ceased amortising goodwill for US GAAP purposes from 1 July 2002 and ceased for NZ IFRS from 1 July 2004.

Goodwill is allocated between the reportable segments as summarised below:

(Dollars in millions)	NZ Business NZ$	NZ Consumer NZ$	Australian Operations NZ$	Corporate and other NZ$	Total NZ$
Goodwill as at 30 June 2006	71	38	—	10	119
Acquisitions	—	—	63	—	63
Disposal of subsidiary	—	—	—	(9)	(9)

Goodwill as at 30 June 2007	71	38	63	1	173

Due to the different dates of cessation of amortisation the carrying value of goodwill is different under US GAAP than NZ IFRS and the impairment charge for the year ended 30 June 2006 under US GAAP is higher than the impairment charge under NZ IFRS by $118 million.

(g)	Variable Interest Entities

Southern Cross

Southern Cross is an independent bandwidth wholesaler established to finance, construct and maintain the cable network, and to market network capacity. Telecom does not control Southern Cross, therefore it is not consolidated under NZ IFRS but treated as an investment in associate and accounted for using the equity method.

Until 31 March 2006 Southern Cross was considered to be a ‘variable interest entity’ under US GAAP with Telecom being the primary beneficiary. Telecom had provided greater than 50% of the contingent credit support (which is considered to be a variable interest) in addition to providing 50% of Southern Cross’ equity and subordinated debt, therefore Telecom was considered to hold variable interests that would absorb a majority of Southern Cross’ expected losses. As a result Telecom consolidated Southern Cross for the period that this contingent credit support was provided. Southern Cross refinanced its debt during the year ended 30 June 2006 and repaid contingent credit support fees such that Telecom’s variable interests in Southern Cross reverted to 50% and equity accounting was applied from 31 March 2006.

The impact of consolidation for the nine months ended 31 March 2006 on the income statement was as follows:

(Dollars in millions)	2006 NZ$
Operating revenue	104
Other operating expenses	(18)
Depreciation	(47)
Interest income	(1)
Interest expense	(7)
Income tax expense	(1)

Net earnings attributable to shareholders	30

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Cross Border Leases

Telecom has entered into several cross border leases in respect of certain telecommunications assets whereby Telecom is lessee of assets from an intermediary lessor who is in turn lessee of assets from investors. The following intermediary lessors are variable interest entities with which Telecom has involvement but is not the primary beneficiary:

Variable Interest Entity	Commencement date	Value of assets subject to lease (US$m)
Neax Leasing Limited	May 1999	146
Networks Leasing Limited	September 2000	108
LFC Leasing Limited	September 2001	189
MFC Leasing Limited	December 2001	103

Telecom’s variable interests arise by virtue of the fact that Telecom has provided guarantees of up to 40% of the intermediary lessor’s scheduled lease obligations. These obligations are backed by investments held with high credit quality financial institutions and Telecom considers the likelihood of loss under the guarantee to be remote.

Yahoo!Xtra New Zealand Limited

Yahoo!Xtra New Zealand Limited is considered to be a variable interest entity under US GAAP but it is not required to be consolidated into the Telecom Group by virtue of the fact that Telecom bears neither the majority of the risks nor the benefits associated with Yahoo!Xtra New Zealand Limited.

(h)	Advance to Associate

Under NZ IFRS, net losses and dividends received are applied to reduce the carrying amount of an equity investment and any loans that are in substance an extension of that investment in an associate. The advance to Southern Cross was deemed a long term receivable under NZ IFRS as repayment of the loan was anticipated in the foreseeable future and equity accounting was suspended once the investment was written down to a nil value. Under US GAAP there is no distinction around the recoverability of an advance. As the advance to Southern Cross was deemed part of Telecom’s investment net losses continued to be accrued until the advance was reduced to zero. When the advance was repaid a gain was recognised in the income statement for US GAAP purposes. The remaining advance was fully repaid during the year.

(i)	Allocation of Minority Interest

Under NZ IFRS, minority interest is shown as an allocation of profit or loss for the year. Under US GAAP, minority interest is allocated to continuing operations.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(j)	Earnings/(loss) Per Share

The numerators and the denominators used in the computation of basic and diluted earnings per share under US GAAP are presented below:

Year ended 30 June (Dollars in millions, except per share amounts)	Group
	2007	2006	2005
Basic earnings per share
Numerator—Earnings/(loss) from continuing operations	961	(170)	882
Numerator—Earnings from discontinued operation	2,183	109	96
Numerator—Net earnings/(loss) attributable to shareholders	3,144	(61)	978

Denominator
Weighted average ordinary shares (in millions)	1,990	1,960	1,948

Basic earnings/(loss) per share:
From continuing operations	$0.48	$(0.09)	$0.45
From discontinued operation	$1.10	$0.06	$0.05
From net earnings/(loss) attributable to shareholders	$1.58	$(0.03)	$0.50

Diluted earnings per share
Numerator—as noted above adjusted by:
Add – capital note interest after income tax	6	—	19
Add – convertible note interest after income tax	—	—	5

Denominator (in millions)
Ordinary shares	1,990	1,960	1,948
Capital notes	34	—	57
Convertible notes	—	—	17
Options	2	—	5

	2,026	1,960	2,027

Diluted earnings/(loss) per share:
From continuing operations	$0.48	$(0.09)	$0.45
From discontinued operation	$1.08	$0.06	$0.05
From net earnings/(loss) attributable to shareholders	$1.55	$(0.03)	$0.49

Anti-dilutive potential shares (in millions)
Capital notes	—	89	—
Options	21	25	—

(k)	Connection Revenue

Under NZ IFRS, charges for connecting customers to the network and costs related to connecting the customer are recognised in revenue/expenses as received/incurred.

US GAAP requires connection revenues to be deferred and recognised over the life of the connection, with related costs also deferred to the extent that they do not exceed deferred revenues. Telecom’s costs of connection exceed the revenue it derives from connection and therefore an adjustment to comply with US GAAP would result in equal deferral of income and expenditure. This would have no impact on net earnings or shareholders funds calculated in accordance with US GAAP.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(l)	Cash Flow Statement

Under both NZ IFRS and US GAAP, a Cash Flow Statement, which discloses cash flows from operating, investing and financing activities, is required to be presented. Telecom’s cash flows under US GAAP include the cash flows of Southern Cross for the period that they were consolidated under US GAAP.

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Net cash flows from

Operating activities	1,651	1,922	1,771
Investing activities	1,028	(456)	(660)
Financing activities	(852)	(1,549)	(1,207)

Net cash flow	1,827	(83)	(96)

Opening cash position	155	238	334
Foreign exchange movements	(13)	—	—

Closing cash position	1,969	155	238

The cash flow presented above includes cash flow from discontinued operations. Cash flow from discontinued operations is presented in Note 37.

(m)	Deferred Taxation

US GAAP requires disclosures around the valuation allowance applied to gross deferred tax assets to the extent management consider the likelihood of realising the deferred tax asset is not more likely than not. The movement in the valuation allowance for year was an increase of $206 million due to acquisition of PowerTel that has substantial carry forward unrecognised losses (30 June 2006: decrease $31 million). $99 million of the valuation allowance as at 30 June 2006 was reversed during the year.

The components of the US GAAP net deferred tax liability are:

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Deferred tax assets
Provisions, accruals and other	597	393
Less valuation allowance	(461)	(255)

Net deferred tax assets	136	138

Net deferred tax liabilities
Property, plant and equipment	(194)	(216)

Total deferred tax	(58)	(78)

Net current deferred tax	58	26
Net non-current deferred tax	(116)	(104)

Net deferred tax liabilities	(58)	(78)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(n)	Property, Plant and Equipment

Under US GAAP the cost and accumulated depreciation of major fixed asset categories is different from NZ GAAP due to the capitalisation of interest, the capitalisation of government grants and the classification of intangible assets. The major fixed asset categories under US GAAP as at 30 June 2007 and 30 June 2006 are outlined in the table below:

	Telecom Group
(Dollars in millions)	Tele- communications equipment and plant NZ$	Freehold land NZ$	Buildings NZ$	Other fixed assets NZ$	Construction in progress NZ$	TOTAL NZ$
Cost	9,666	94	632	2,442	362	13,196
Less accumulated depreciation	(6,794)	—	(369)	(1,628)	—	(8,791)

Net book value at 30 June 2007	2,872	94	263	814	362	4,405

Cost	9,898	94	623	2,190	121	12,926
Less accumulated depreciation	(7,163)	—	(356)	(1,428)	—	(8,947)

Net book value at 30 June 2006	2,735	94	267	762	121	3,979

Under US GAAP, intangible assets consist of goodwill and spectrum licences, as disclosed in note 16 to the financial statements.

(o)	Acquisition under US GAAP

The following proforma summary presents revenue and earnings under US GAAP as if the acquisition of PowerTel had been made on 1 July 2006 or 1 July 2005, respectively. The proforma amounts do not include any possible synergies from the acquisition and is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	Group (unaudited)
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Operating revenues	5,757	5,841

Net earnings/(loss) from continuing operations	945	(181)
Net earnings/(loss) attributable to shareholders	3,128	(72)

Basic net earnings/(loss) from continuing operations per share	$0.48	$(0.09)
Diluted net earnings/(loss) from continuing operations per share	$0.47	$(0.09)
Basic net earnings/(loss) attributable to shareholders per share	$1.57	$(0.04)
Diluted net earnings/(loss) attributable to shareholders per share	$1.55	$(0.04)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(p)	Condensed consolidated statement of operations under US GAAP

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Operating revenues	5,564	5,621	5,497

Cost of sales	(2,097)	(1,995)	(1,910)
Selling, general and administrative expense	(1,365)	(1,478)	(1,385)
Other income and expenses	(914)	(2,005)	(962)

Operating profit	1,188	143	1,240
Share of associates’ losses	(3)	—	—

Earnings from continuing operations before income taxes and minority interests	1,185	143	1,240
Income tax expense	(221)	(309)	(355)
Minority interests	(3)	(4)	(3)

Earnings/(loss) from continuing operations	961	(170)	882
Discontinued operations, net of taxes	2,183	109	96

Net earnings/(loss)	3,144	(61)	978

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 40    NEW ACCOUNTING STANDARDS

IFRS

•

In September 2006, the ASRB approved the issue of NZ IFRS 7 ‘Financial Instruments—Disclosures’. NZ IFRS 7 introduces new requirements to improve the disclosure of information in financial statements regarding financial instruments. NZ IFRS 7 is effective for annual periods beginning on or after 1 January 2007, with early application permitted. The Group intends to adopt this standard in the 2008 financial year. The standard is not expected to significantly impact the Group but may change the Group’s disclosure in relation to financial instruments.

•

In December 2006, the ASRB approved the issue of NZ IFRS 8 ‘Operating Segments’. NZ IFRS 8 introduces a management reporting approach to identifying and measuring the results of reportable operating segments and replaces IAS 14. NZ IFRS 8 is effective for annual periods beginning on or after 1 January 2009, with early application permitted. The Group intends to adopt this standard in the 2008 financial year. The standard is not expected to significantly impact the Group but may change the Group’s disclosure in relation to segment information.

•

NZ IAS 23 Revised, ‘Borrowing Costs’ (effective for annual periods beginning on or after 1 January 2009, with early application permitted). The Group intends to adopt this standard in the 2008 financial year and no changes are expected from the introduction of this standard.

•

In September 2006, the ASRB approved the issue of NZ IFRIC 10 ‘Interim Financial Reporting and Impairment’. NZ IFRIC 10 addresses the apparent conflict between the requirements of IAS 34 ‘Interim Financial Reporting’ and the requirements in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. NZ IFRIC 10 is effective for annual periods beginning on or after 1 November 2006, with early application encouraged. The Group intends to adopt this interpretation in the 2008 financial year. No impact is expected from the adoption of this interpretation.

•

In December 2006, the ASRB approved the issue of NZ IFRIC 11 ‘Interpretation of NZ IFRS 2 – Group and Treasury Share Transactions’. NZ IFRIC 11 provides guidance on applying NZ IFRS 2 in three particular circumstances. NZ IFRIC 11 is effective for annual periods beginning on or after 1 March 2007, with early application permitted. The Group intends to adopt this interpretation in the 2008 financial year. No impact is expected from the adoption of this interpretation.

•

In June 2007, the International Accounting Standards Board (‘IASB’) approved the issue of IFRIC 13 ‘Customer Loyalty Programmes’ which addresses how companies, that grant their customers loyalty award credits (sometimes referred to as ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services, if and when the customer redeems the points. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008, with early application permitted. The Group intends to adopt this interpretation in the 2009 financial year and is evaluating the impact of adoption.

US GAAP

•

In June 2006, the FASB issued FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes – FIN 48’, an interpretation of SFAS No. 109, ‘Accounting for Income Taxes’. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for annual periods beginning on or after 15 December 2006. The Group will adopt FIN 48 in the 2008 financial year and is currently assessing the impact of the adoption of this standard on the Group’s results and financial position.

•

During September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108), ‘Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements’. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. This interpretation was effective for the first fiscal year ending after 15 November 2006. The adoption of this interpretation did not have an impact on our financial position or results of operations.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 40    NEW ACCOUNTING STANDARDS (continued)

•

In September 2006, the FASB issued FAS 157 ‘Fair Value Measurements’. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. FAS 157 is effective for annual periods beginning on or after 15 November 2007. The Group will adopt FAS 157 in the 2008 financial year and is currently assessing the impact of the adoption of this interpretation on the Group’s results and financial position.

•

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of FASB Statement No. 115. SFAS 159 permits entities to measure eligible assets and liabilities at fair value. Unrealised gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. Telecom has not yet determined whether it will adopt this optional standard.